As confidentially submitted to the Securities and Exchange Commission on April 3, 2014

This draft registration statement has not been publicly filed with the Securities and

Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NextEra Energy Partners, LP

(Exact Name of Registrant as Specified in its Charter)

Delaware	4911	30-0818558
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

700 Universe Boulevard

Juno Beach, Florida 33408

(561) 694-4000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Charles E. Sieving

700 Universe Boulevard

Juno Beach, Florida 33408

(561) 694-4000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Richard B. Aftanas Andrea L. Nicolas Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Joshua Davidson Timothy S. Taylor Mollie Duckworth Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common units representing limited partner interests	$	$

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	This Registration Statement is being submitted in accordance with the procedures described in the announcement of the Division of Corporation Finance of the Securities and Exchange Commission regarding submission of draft registration statements by emerging growth companies pursuant to the Jumpstart Our Business Startups Act of 2012. Accordingly, a registration fee is not required for this confidential draft registration statement submission.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated             , 2014

PRELIMINARY    PROSPECTUS

NextEra Energy Partners, LP

Common Units

Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests of NextEra Energy Partners, LP. We are selling                      common units.

We expect the public offering price to be between $             and $             per common unit. Currently, no public market exists for the common units. After pricing of the offering, we expect that the common units will trade on the New York Stock Exchange under the symbol “NEP.”

We are an “emerging growth company” and we are eligible for reduced reporting requirements. See “Prospectus Summary—Emerging Growth Company Status.”

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income and distributions we make to holders of our common units will be taxable as ordinary dividend income to the extent of our current and accumulated earnings and profits as computed for U.S. federal income tax purposes.

Investing in the common units involves risks that are described in the “Risk Factors” section beginning on page 25 of this prospectus.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to an additional                 common units from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The common units will be ready for delivery on or about                     , 2014.

Joint Book-Running Managers

BofA Merrill Lynch	Goldman, Sachs & Co.

The date of this prospectus is                     , 2014.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates as well as from industry publications and research, surveys and studies conducted by third parties, including the U.S. Department of Energy, the U.S. Energy Information Administration, the International Energy Association, the U.S. Environmental Protection Agency, the National Energy Board (Canada), the Canadian Energy and Mines Minsters’ Conference and Bloomberg New Energy Finance. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. Estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets.

CURRENCY AND EXCHANGE RATE INFORMATION

In this prospectus, references to “CAD” and “Canadian dollars” are to the lawful currency of Canada and references to “$,” “U.S. $” and “U.S. dollars” are to the lawful currency of the U.S. All dollar amounts herein are in U.S. dollars, unless otherwise stated. The following chart sets forth for each of 2011, 2012 and 2013 and each completed month to date during 2014, the high, low, period average and period end noon buying rates in the City of New York for cable transfers of Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York expressed as Canadian dollars per U.S. $1.00.

Year	High	Low	Average	Period End
2011	1.0605	0.9448	0.9887	1.0168
2012	1.0417	0.9710	0.9995	0.9958
2013	1.0697	0.9839	1.0300	1.0637
January 2014	1.1171	1.0612	1.0940	1.1116
February 2014	1.1137	1.0952	1.1054	1.1075

The noon buying rate in Canadian dollars on March 28, 2014, was U.S. $1.00 = CAD 1.1066.

The above rates differ from the actual rates used in our predecessor’s historical financial statements and the calculation of cash available for distribution we may declare and pay, if any, described elsewhere in this prospectus. Our inclusion of these exchange rates is not meant to suggest that the U.S. dollar amounts actually represent such Canadian dollar amounts or that such amounts could have been converted into Canadian dollars at any particular rate or at all.

For information on the impact of fluctuations in exchange rates on our operations, see “Risk Factors—Risks Related to Our Financial Activities—Currency exchange rate fluctuations may affect our operations.”

CERTAIN TERMS USED IN THIS PROSPECTUS

Unless the context provides otherwise, references herein to “we,” “us,” “our” and “NEE Partners” or like terms, when used in a historical context, refer to the projects that NextEra (as defined below) is contributing to us in connection with the Project Transfer (as defined under “Prospectus Summary—Organizational Structure”). When used in the present tense or prospectively, such terms refer to NextEra Energy Partners, LP together with its consolidated subsidiaries, including NEE Operating LP (as defined below), after giving effect to the Organizational Transactions (as defined under “Prospectus Summary—Organizational Structure”). References herein to our general partner refer to NextEra Energy Partners GP, Inc. References herein to “NEE Operating LP” refer to NextEra Energy Operating Partners, LP and its subsidiaries and references to “NEE Operating GP” refer to NextEra Energy Operating Partners GP, LLC, the general partner of NEE Operating LP. Upon the completion of this offering, we will own a controlling non-economic general partner interest, through our ownership of NEE Operating GP, and a         % limited partner interest in NEE Operating LP and NEE Equity (as defined below) will own a non-controlling         % limited partner interest in NEE Operating LP. Unless otherwise specifically noted, financial results and operating data are shown on a 100.0% basis and are not adjusted to reflect NextEra’s non-controlling interest in NEE Operating LP. For an explanation of certain terms we use to describe our business and industry and other terms used in this prospectus see the “Glossary” beginning on page C-1 of this prospectus.

References within this prospectus to:

“Bluewater” refers to the wind project located in Huron County, Ontario, Canada, that is held by the Bluewater Project Entity and that will have a nameplate capacity of 59.9 MW upon its commencement of operations, which is expected to occur in the third quarter of 2014;

“Bluewater Project Entity” refers, when describing periods prior to the completion of the Organizational Transactions, to Varna Wind, Inc., a corporation formed under the laws of the Province of New Brunswick and, when describing periods after the completion of the Organizational Transactions, to Varna Wind, LP, a limited partnership formed under the laws of the Province of Ontario.

“Canadian Project Entities” refers to, collectively, the Conestogo Project Entity, Summerhaven Project Entity, Bluewater Project Entity, Sombra Project Entity and Moore Project Entity;

“Canyon Wind” refers to Canyon Wind, LLC, a limited liability company formed under the laws of the State of Delaware, which is the borrower under the credit agreement under which financing is provided to Perrin Ranch and Tuscola Bay;

“Conestogo” refers to the wind project located in Wellington County, Ontario, Canada, that is held by the Conestogo Project Entity and that has a nameplate capacity of 22.9 MW;

“Conestogo Project Entity” refers to Conestogo Wind, LP, a limited partnership formed under the laws of the Province of Ontario;

“Elk City” refers to the wind project located in Roger Mills and Beckham Counties, Oklahoma, that is held by Elk City Wind, LLC and that has a nameplate capacity of 98.9 MW;

“Genesis” refers to the solar project held by Genesis Solar, LLC, a limited liability company formed under the laws of the State of Delaware, that is composed of Genesis Unit 1 and Genesis Unit 2 and that has a nameplate capacity of 250.0 MW;

“Genesis Unit 1” refers to the Genesis Unit 1 utility-scale solar generating facility located in Riverside County, California, that has a nameplate capacity of 125.0 MW;

“Genesis Unit 2” refers to the Genesis Unit 2 utility-scale solar generating facility located in Riverside County, California, that has a nameplate capacity of 125.0 MW;

“Initial Portfolio” refers, collectively, to our initial portfolio of renewable energy projects, which consists of Conestogo, Elk City, Northern Colorado, Perrin Ranch, Summerhaven, Tuscola Bay, Bluewater, Genesis, Moore and Sombra;

“Logan Wind” refers to Logan Wind Energy, LLC, a limited liability company formed under the laws of the State of Delaware, an indirect wholly owned subsidiary of NextEra and the owner of a wind-powered energy production facility near Peetz, Colorado, that shares certain facilities owned by Peetz Table with Northern Colorado;

“Moore” refers to the solar project located in Lambton County, Ontario, Canada, that is held by the Moore Project Entity and that has a nameplate capacity of 20.0 MW;

“Moore Project Entity” refers, when describing periods prior to the completion of the Organizational Transactions, to Moore Solar, Inc., a corporation formed under the laws of the Province of Ontario, and, when describing periods after the completion of the Organizational Transactions, to Moore Solar, LP, a limited partnership formed under the laws of the Province of Ontario;

“Mountain Prairie” refers to Mountain Prairie Wind, LLC, a limited liability company formed under the laws of the State of Delaware and the issuer of notes that provide financing to Elk City and Northern Colorado;

“NECOS” refers to NextEra Energy Canadian Operating Services, Inc., a corporation existing under the laws of the Province of Alberta and an indirect wholly owned subsidiary of NextEra;

“NEE Equity” refers to NextEra Energy Equity Partners, LP, a limited partnership formed under the laws of the State of Delaware and an indirect wholly owned subsidiary of NextEra that owns the interest in NEE Operating LP we do not own;

“NEE Management” refers to NextEra Energy Management Partners, LP, a limited partnership formed under the laws of the State of Delaware and an indirect wholly owned subsidiary of NextEra;

“NEEC” refers, when describing periods prior to the completion of the Organizational Transactions, to NextEra Energy Canada Partners Holdings, ULC, an unlimited liability corporation existing under the laws of the Province of British Columbia and a wholly owned indirect subsidiary of NextEra and, when describing periods after the completion of the Organizational Transactions, to NextEra Energy Canadian Holdings, ULC, an unlimited liability corporation existing under the laws of British Columbia and an indirect wholly owned subsidiary of NextEra;

“NEECH” refers toNextEra Energy Capital Holdings, Inc., a corporation formed under the laws of the State of Florida and a direct wholly owned subsidiary of NextEra;

“NEER” refers to NextEra Energy Resources LLC, a limited liability company formed under the laws of the State of Delaware and an indirect wholly owned subsidiary of NextEra, and its subsidiaries. Unless otherwise specifically noted, references to NEER and its affiliates exclude us and our subsidiaries, including NEE Operating LP;

“NEER ROFO Projects” refers to, collectively, the projects set forth under the heading “Business—NEER ROFO Projects” elsewhere in this prospectus owned by NextEra in which we have a right of first offer under the Omnibus Agreement, defined below, should NextEra decide to sell them;

“NEOS” refers to NextEra Energy Operating Services, LLC, a limited liability company formed under the laws of the State of Delaware and an indirect wholly owned subsidiary of NextEra;

“NextEra” refers to NextEra Energy, Inc., a corporation formed under the laws of the State of Florida, and its subsidiaries, other than us and our subsidiaries, including NEE Operating LP. Unless otherwise specifically noted, references to NextEra and its affiliates exclude us and our subsidiaries, including NEE Operating LP;

“Northern Colorado” refers to the wind project located in Logan County, Colorado, that is held by Northern Colorado Wind Energy, LLC and that has a nameplate capacity of 174.3 MW;

“Peetz Table” refers to Peetz Table Wind Energy, LLC, a limited liability company formed under the laws of the State of Delaware, an indirect wholly owned subsidiary of NextEra and the owner of certain facilities shared by Logan Wind, Northern Colorado and PLI;

“Perrin Ranch” refers to the wind project located in Coconino County, Arizona, that is held by Perrin Ranch Wind, LLC and that has a nameplate capacity of 99.2 MW;

“PLI” refers to Peetz Logan Interconnect, LLC, a limited liability company formed under the laws of the State of Delaware, an indirect wholly owned subsidiary of NextEra and the owner of the transmission line used by Northern Colorado to deliver energy output to the interconnection point;

“Project Entities” refers to the U.S. Project Entities together with the Canadian Project Entities;

“Sombra” refers to the solar project located in Lambton County, Ontario, Canada, that is held by the Sombra Project Entity and that has a nameplate capacity of 20.0 MW;

“Sombra Project Entity” refers, when describing periods prior to the completion of the Organizational Transactions, to Sombra Solar, Inc., a corporation formed under the laws of the Province of Ontario and, when describing periods after the completion of the Organizational Transactions, to Sombra Solar, LP, a limited partnership formed under the laws of the Province of Ontario;

“St. Clair” refers, when describing periods prior to the completion of the Organizational Transactions, to St. Clair Holding, Inc., a corporation formed under the laws of the Province of Ontario, and, when describing periods after the completion of Organizational Transactions, to St. Clair, LP, a limited partnership formed under the laws of the Province of Ontario and the issuer of notes that provides financing to Moore and Sombra;

“Summerhaven” refers to the wind project located in Haldimand County, Ontario, Canada, that is held by the Summerhaven Project Entity and that has a nameplate capacity of 124.4 MW;

“Summerhaven Project Entity” refers to Summerhaven Wind, LP, a limited partnership formed under the laws of the Province of Ontario;

“Trillium” refers to Trillium Windpower, LP, a limited partnership formed under the laws of the Province of Ontario and the issuer of notes that provides financing to Conestogo and Summerhaven;

“Tuscola Bay” refers to the wind project located in Tuscola, Bay and Saginaw Counties, Michigan, that is held by Tuscola Bay Wind, LLC and that has a nameplate capacity of 120.0 MW;

“U.S. Project Entities” refers to the U.S. Wind Project Entities together with Genesis Solar, LLC;

“U.S. Wind Project Entities” refers, collectively, to Elk City Wind, LLC, Northern Colorado Wind Energy, LLC, Perrin Ranch Wind, LLC and Tuscola Bay Wind, LLC, each of which is a limited liability company formed under the laws of the State of Delaware; and

v

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition or forecasts of future events. Words such as “could,” “will,” “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential” or “continue” and similar expressions are used to identify forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus include our expectations of plans, strategies, objectives, growth and anticipated financial and operational performance. Forward-looking statements can be affected by assumptions used or by known or unknown risks or uncertainties.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement, including industry data referenced elsewhere in this prospectus. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, when considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	the failure of our projects, including any NEER ROFO Projects or any other projects we may acquire, to perform as we expect;

•	risks inherent in newly constructed energy projects, including underperformance relative to our expectations, system failures and outages;

•	risks inherent in the operation and maintenance of energy projects;

•	the impairment or loss of any one or more of the projects in our Initial Portfolio, such as Genesis, or any other projects we may acquire;

•	terrorist or other attacks and responses to such acts;

•	a natural disaster or other severe weather or meteorological conditions;

•	the occurrence of a significant incident for which we do not have adequate insurance coverage;

•	the failure of a supplier to fulfill its warranty or other contractual obligations;

•	the inability of our projects to operate or deliver energy for any reason, including if interconnection or transmission facilities on which we rely become unavailable;

•	liabilities and operating restrictions arising from environmental, health and safety laws and regulations;

•	unfavorable U.S. and Canadian federal, state, provincial and local regulatory restrictions or legislative changes;

•	the existence of lienholders or leaseholders that may have rights superior to our rights on the lands on which our the projects in our Initial Portfolio or any other projects we may acquire are located;

•	risks associated with litigation and administrative proceedings;

•	a failure to comply with anti-corruption laws and regulations in the U.S. and Canada;

•	risks associated with our ownership or acquisition of projects that remain under construction;

•	the risk that our limited number of Energy Sale Counterparties are unwilling or unable to fulfill their contractual obligations to us or that they otherwise terminate their agreements with us;

•	our inability to renew or replace expiring or terminated agreements, such as our PPAs, RESOP Contracts and FIT Contracts, at favorable rates or on a long-term basis;

•	energy production by our U.S. projects or availability of our U.S. projects that does not satisfy the minimum obligations under the U.S. Project Entities’ PPAs;

•	a failure to locate and acquire interests in additional, attractive projects at favorable prices;

•	limits on NEE Operating LP’s ability to grow and make acquisitions because of its obligations under its partnership agreement to distribute available cash;

•	lower prices for fuel sources used to produce energy from other technologies, which could reduce the demand for clean energy;

•	risks to NextEra and third party development companies relating to project siting, financing, construction, permitting, the environment, governmental approvals and the negotiation of project development agreements, reducing opportunities available to us;

•	risks inherent in the acquisition of existing clean energy projects;

•	a failure to timely anticipate the future policy direction in each country, state and province and thereby miss the relatively infrequent, irregular and often competitive procurement windows in these countries, states and provinces;

•	substantial competition from utilities, IPPs and other industry participants;

•	conflicts arising from our general partner’s and NextEra’s relationship with us;

•	increases in our tax liability; and

•	certain factors discussed elsewhere in this prospectus.

Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to publicly update or revise any forward-looking statements except as required by law.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you need to consider in making your investment decision. Before making an investment decision, you should read this entire prospectus carefully and should consider, among other things, the matters set forth under “Risk Factors,” “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our predecessor’s historical financial statements and the accompanying notes included elsewhere in this prospectus. Unless otherwise indicated, the information in this prospectus assumes: (i) an initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus); and (ii) that the underwriters do not exercise their option to purchase additional common units.

About NEE Partners

We are a growth-oriented limited partnership formed by NextEra Energy, Inc. to own, operate and acquire contracted clean energy projects with stable, long-term cash flows through our limited partner interest in NEE Operating LP. We will own a controlling, non-economic general partner interest and a         % limited partner interest in NEE Operating LP. Upon the completion of this offering, we will own interests in ten wind and solar projects, nine of which will be operational and one of which is expected to be in the final stages of construction.

We intend to take advantage of favorable trends in the North American energy industry, including the ongoing trend of clean energy projects replacing aging or uneconomic projects, demand by utilities for renewable energy to meet state RPS requirements and the improving competitiveness of clean energy relative to other fuels. We plan to focus on high-quality, long-lived projects operating under long-term contracts with creditworthy counterparties that are expected to produce stable long-term cash flows. We believe our cash flow profile, geographic and technological diversity, cost-efficient business model and relationship with NextEra will provide us with a significant competitive advantage and enable us to execute our growth strategy.

Our objective is to pay stable and growing cash distributions to the holders of our common units. NEE Operating LP’s partnership agreement will provide that NEE Operating LP will distribute all cash available for distribution to its unitholders on a quarterly basis and we intend to use the amount distributed to us to pay regular quarterly distributions to holders of our common units. We intend to target a three-year annual growth rate in our cash available for distribution of 12.0% to 15.0% per common unit. This target is based on NextEra’s stated intention that it plans to offer us sufficient NEER ROFO Projects each year to produce such an increase. We believe that the acquisition opportunities associated with NEE Operating LP’s right of first offer for the NEER ROFO Projects, other NEER projects, as well as other acquisition opportunities in North America, all of which have many of the characteristics of the projects in our Initial Portfolio, will give us the opportunity to grow our cash available for distribution over time. While we believe our targeted growth rate is reasonable, it is based on estimates and assumptions regarding a number of factors, many of which are beyond our control, and we may not be able to grow our business at a rate consistent with our expectations, if at all.

NEER is not obligated to offer us the NEER ROFO Projects at prices or on terms that allow us to achieve our targeted growth rate, or at all, and even if it offers us such opportunities, we may not be able to consummate an acquisition with NEER or might not achieve our targeted growth rate. See “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions” for additional detail on how we plan to distribute available cash to our unitholders and “Risk Factors” for risks associated with our forecast and our ability to consummate acquisitions.

About NextEra

NextEra is one of the largest energy companies in North America, with approximately 42.5 GW of generating capacity in the U.S. and Canada as of December 31, 2013. NextEra provides retail and wholesale energy services to nearly 5.0 million customer accounts and owns generation, transmission and distribution facilities to support these services. NextEra has been recognized as the World’s Most Admired Utility eight years in a row by Fortune magazine.

NextEra began investing in renewable energy in 1989. Since then, NextEra has deployed nearly $19 billion of capital through NEER to develop or acquire nearly 10.7 GW of renewable energy as of December 31, 2013, increasing their portfolio at an average growth rate of approximately 14% per year over the past decade.

NEER’s North American Wind and Solar Portfolio (MW)

NEER had nearly 11.2 GW of contracted clean energy capacity as of December 31, 2013, and expects its contracted clean energy capacity to increase by approximately 7.5% per year to nearly 13.9 GW by 2016 based on currently signed contracts for an additional 2.7 GW of contracted clean energy capacity as of February 28, 2014. We believe NextEra’s long history of developing, owning and operating clean energy projects provides us with a distinct competitive advantage in North America.

NEER’s Contracted Clean Energy Capacity (GW)(1)

Source: NextEra, as of December 31, 2013, plus projects added to backlog in January and February 2014.

(1) Includes wind, solar, natural gas and nuclear.

Current Operations

Our Initial Portfolio is composed of 989.6 MW of contracted renewable energy projects in North America with a stable cash flow profile and technological, geographic and counterparty diversification. As illustrated below, the projects in our Initial Portfolio are fully contracted to creditworthy counterparties with a capacity-weighted average Moody’s credit rating of A2 under long-term contracts that will have a capacity-weighted average remaining contract term of nearly 21 years as of June 30, 2014, after giving effect to the Bluewater FIT Contract.

Initial Portfolio

The following table provides a brief description of the projects in our Initial Portfolio:

Project	Commercial Operation Date	Location	Resource	MW	Counterparty	Contract Expiration
Northern Colorado	September 2009	Colorado, USA	Wind	174.3	Public Service Company of Colorado	2029 (22.5 MW) / 2034 (151.8 MW)
Elk City	December 2009	Oklahoma, USA	Wind	98.9	Public Service Company of Oklahoma	2030
Moore	February 2012	Ontario, Canada	Solar	20.0	Ontario Power Authority	2032
Sombra	February 2012	Ontario, Canada	Solar	20.0	Ontario Power Authority	2032
Perrin Ranch	January 2012	Arizona, USA	Wind	99.2	Arizona Public Service Company	2037
Conestogo	December 2012	Ontario, Canada	Wind	22.9	Ontario Power Authority	2032
Tuscola Bay	December 2012	Michigan, USA	Wind	120.0	DTE Electric Company	2032
Summerhaven	August 2013	Ontario, Canada	Wind	124.4	Ontario Power Authority	2033
Genesis	March 2014 (125.0 MW) / November 2013 (125.0 MW)	California, USA	Solar	250.0	Pacific Gas & Electric Co.	2039
Bluewater	3Q 2014 (expected)	Ontario, Canada	Wind	59.9	Ontario Power Authority	2034 (estimated)

Total				989.6

The projects in our Initial Portfolio use reliable technology and are generally located in regions characterized by favorable wind and solar resource. The following charts provide an overview of the characteristics of our Initial Portfolio by counterparty credit rating, contract duration, technology and region, in each case based on MW capacity:

Our Initial Portfolio Characteristics (MW)

(1)	Remaining term as of June 30, 2014, after giving effect to the Bluewater FIT Contract.

For additional information regarding our Initial Portfolio, see “—Current Operations” above. Our ability to achieve anticipated energy output at our projects is subject to numerous risks and uncertainties as described under “Risk Factors.”

NEER ROFO Projects

In connection with this offering, we will enter into an Omnibus Agreement with NEER that, among other things, will provide NEE Operating LP with a right of first offer to acquire the NEER ROFO Projects should NEER seek to sell any of these projects. We believe that the NEER ROFO Projects, which include wind and solar projects with a combined capacity of 1,549.0 MW, have or, upon commencing commercial operations, will have many of the characteristics of the projects in our Initial Portfolio, including long-term contracts with creditworthy counterparties and recently or newly constructed, long-lived facilities that we believe will generate stable cash flows. The following table provides a brief description of the NEER ROFO Projects:

Wind	Commercial Operation Date	Location	Resource	MW	Counterparty	Contract Expiration
Story II	December 2009	Iowa, USA	Wind	150.0	Google Energy/City of Ames	2030
Day County	April 2010	South Dakota, USA	Wind	99.0	Basin Electric Power Co-Op	2040
Ashtabula III	December 2010	North Dakota, USA	Wind	62.4	Otter Tail Power Company	2038
Baldwin	December 2010	North Dakota, USA	Wind	102.4	Basin Electric Power Co-Op	2041
North Sky River	December 2012	California, USA	Wind	162.0	Pacific Gas & Electric Co.	2037
Mountain View	January 2014	Nevada, USA	Solar	20.0	Nevada Power Company	2039
Adelaide	3Q 2014 (expected)	Ontario, Canada	Wind	59.9	Ontario Power Authority	2034
Bornish	3Q 2014 (expected)	Ontario, Canada	Wind	72.9	Ontario Power Authority	2034
Jericho	4Q 2014 (expected)	Ontario, Canada	Wind	149.0	Ontario Power Authority	2034
East Durham	4Q 2014 (expected)	Ontario, Canada	Wind	22.4	Ontario Power Authority	2034
Goshen	4Q 2014 (expected)	Ontario, Canada	Wind	102.0	Ontario Power Authority	2034
Shafter	2Q 2015 (expected)	California, USA	Solar	20.0	Pacific Gas & Electric Co.	2035
Adelanto	3Q 2015 (expected)	California, USA	Solar	27.0	Southern California Edison Co.	2035
Silver State South	3Q 2016 (expected)	Nevada, USA	Solar	250.0	Southern California Edison Co.	2036
McCoy	4Q 2016 (expected)	California, USA	Solar	250.0	Southern California Edison Co.	2036

Total				1,549.0

Under the Omnibus Agreement, however, NEER will not be obligated to offer to sell the NEER ROFO Projects. Therefore, we do not know when, if ever, these projects will be offered to NEE Operating LP. In addition, in the event that NEER elects to sell the NEER ROFO Projects, NEER will not be required to accept any offer NEE Operating LP may make to acquire any NEER ROFO Project and, following the completion of good faith negotiations with us, may choose to sell these projects to third parties or not sell the projects at all. See “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

Industry Overview

U.S. Energy Industry

The energy industry is one of the largest industries in the U.S. According to Bloomberg New Energy Finance, the U.S. has a total operating energy capacity of approximately 1,016 GW as of December 2013, which is comprised of a diverse mix of fuel types, including 442 GW of natural gas-fired capacity, 234 GW of coal-fired capacity, 190 GW of renewable capacity, 99 GW of nuclear capacity and 51 GW of oil-fired capacity. Non-hydro renewable capacity increased at an average annual rate of approximately 15% per year from 2000 to 2013. While forecasts of future growth are dependent on a number of factors, including the rate of continued improvement in renewable energy technology and costs, government incentives, natural gas and energy prices and future emission standards regulation, industry researchers expect investment in renewable energy to continue. Bloomberg New Energy Finance, which has been analyzing the global renewable energy industry for over a decade, forecasts the U.S. renewable energy industry to grow at an average annual rate of approximately 10% per year from 2013 through 2020.

U.S. Renewable Generation Market

Growth in renewable energy is largely attributable to its increasing cost competitiveness driven primarily by government incentives, improving technology and installation costs and the impact of increasingly stringent environmental rules and regulations on coal-fired generation.

Government Incentives for Renewables

U.S. federal, state and local governments and utilities have established various incentives to support the development of renewable energy. These incentives include accelerated tax depreciation, PTCs, ITCs, cash grants and RPS programs.

•	Wind and solar projects qualify for the U.S. federal Modified Accelerated Cost Recovery System depreciation.

•	The PTC is a U.S. federal incentive that provides a U.S. federal income tax credit on a ¢/kWh basis for all energy produced by a U.S. wind project during the first ten years after it commences commercial operations.

•	The ITC and 1603 Cash Grant Program are U.S. federal incentives that provide an income tax credit or cash grant after the project commences commercial operations of 30.0% of eligible installed costs.

•	RPS are state regulatory programs created by state legislatures to encourage the development of renewable energy.

These incentives make the development of clean energy projects more competitive by providing tax credits or grants and accelerated depreciation for a portion of the development costs, decreasing the costs associated with developing such projects or creating demand for renewable energy assets through RPS programs.

Increasing competitiveness of renewable energy

Renewable energy technology and installation costs have improved meaningfully in recent years. Wind technology is improving as a result of taller towers, longer blades and more efficient energy conversion equipment, which allow wind projects to more efficiently capture wind resource and produce more energy. Since 2002, technology improvements have decreased the cost of wind energy in the U.S. between 24.0% and 39.0% depending on wind speed, according to IEA estimates. Solar technology is also improving as solar cell efficiencies improve and installation costs decline. Since the start of 2010, the total average installed cost of utility-scale solar has declined over 50.0%, according to Bloomberg New Energy Finance.

Impact of increasingly stringent environmental rules and regulations on coal-fired generation

Traditional coal-fired plants emit greenhouse gases and other pollutants. The EPA is responsible for implementing rules and regulations to protect the environment, including rules and regulations that limit emissions of greenhouse gases and other pollutants from coal-fired plants. A number of new EPA rules are emerging that are expected to impact many coal-fired plants in the U.S. While there is some uncertainty as to the timing and requirements that will ultimately be imposed by these rules, we expect that the owners of some of the smaller, older or less efficient coal-fired plants will choose to decommission these facilities rather than make the significant investments that will be necessary to comply with environmental rules and regulations. In addition, the continued relatively low natural gas prices will put additional pressure on these plants. According to Bloomberg New Energy Finance, over 100 GW of coal-fired capacity will be retired in the U.S. by the end of 2020, relative to the capacity at the turn of the century.

Canadian Energy Industry

Canada is a world leader in the production and use of clean energy as a percentage of its total energy capacity. According to a November 2013 report of the NEB, total energy capacity in Canada was expected to reach 137 GW in 2013, with hydroenergy accounting for approximately 56.0% of total capacity and non-hydro renewable energy accounting for approximately 7.0%. Capacity additions will be required throughout Canada in order to replace aging projects and meet growing demand. While a majority of Canada’s energy is produced by hydroenergy, non-hydro renewable energy is providing an increasing portion of Canada’s energy each year. According to the NEB, renewable energy generation in Canada grew at an average annual rate of approximately 15.0% between 2000 and 2013 and is projected to grow at an average annual rate of approximately 9.6% between 2013 and 2020.

Canadian Renewable Generation Market

The Canadian energy industry is also benefiting from the increased competitiveness of renewable energy, due in part to improving technology and declining installation costs. In addition, government incentives make the development of clean energy projects more attractive either through renewable energy incentives and targets or by providing supportive contract prices. Furthermore, government targets and incentives at the provincial level continue to drive the growth of renewable energy in Canada.

Ontario has been a leader in supporting the development of renewable energy in Canada. In its most recent LTEP, released in December 2013, the Ontario Ministry of Energy expected that approximately 10.7 GW of non-hydro renewable energy will be online in the province by 2021.

Our Business Strategy

Our primary business objective is to invest in contracted clean energy projects that allow us to increase our cash distributions to the holders of our common units over time. To achieve our objective, we intend to execute the following business strategy:

Focus on contracted clean energy projects. We intend to focus on long-term contracted clean energy projects that have recently commenced commercial operations with newer, more reliable technology, lower operating costs and relatively stable cash flows, subject to seasonal variances, consistent with the characteristics of our Initial Portfolio.

Focus on the U.S. and Canada. We intend to focus our investments in the U.S. and Canada, where we believe industry trends present us with significant opportunities to acquire contracted clean energy projects in diverse regions and favorable locations. By focusing on the U.S. and Canada, we believe we will be able to take advantage of NextEra’s long-standing industry relationships, knowledge and experience.

Maintain a sound capital structure and financial flexibility. We currently have limited recourse project-level financings at the projects in our Initial Portfolio. In addition, NEE Operating LP will have a $         million revolving credit facility, the Bluewater Project Entity is expected to have a $         million limited recourse financing and Genesis Solar Holdings, LLC is expected to have a $         million limited recourse financing by the completion of this offering. We believe our cash flow profile, the long-term nature of our contracts and our ability to raise capital provide flexibility in terms of optimizing our capital structure and distributions. We intend to continually evaluate opportunities to finance future acquisitions or refinance our existing debt consistent with NextEra’s management practices, which have sought to limit recourse, optimize leverage, extend maturities and increase cash distributions to unitholders over the long term.

Take advantage of NEER’s operational excellence to maintain the value of the projects in our Initial Portfolio. NEER will continue to provide O&M, administrative and management services to the projects in our Initial Portfolio through existing O&M agreements, ASAs and the Management Services Agreement (as defined below). Through these agreements, we will retain the same benefits and operational expertise that NextEra currently provides across its entire portfolio. We expect that these services will maximize the operational efficiencies of our portfolio, which we believe will maintain our relatively low operating costs.

Grow our business and cash distributions through selective acquisitions of operating projects. We believe the Omnibus Agreement and our relationship with NextEra will provide us with opportunities for growth through the acquisition of projects that have or, upon the commencement of commercial operations, will have similar characteristics to the projects in our Initial Portfolio. NextEra intends to use us as its primary growth vehicle for its contracted clean energy business. NEER will grant NEE Operating LP a right of first offer to acquire the NEER ROFO Projects during the first six years following the completion of this offering. See “Certain Relationships and Related Party Transactions—Omnibus Agreement.” We intend to focus on acquiring projects in operation, maintaining a disciplined investment approach and taking advantage of market opportunities to acquire additional projects from NEER and third parties in the future, which we believe will allow us to increase cash distributions to our unitholders over the long term. NextEra is not required, however, to offer us the opportunity to purchase any of its projects, including the NEER ROFO Projects.

Our Competitive Strengths

We believe that we are well-positioned to execute our strategy and grow our cash available for distributions to our unitholders based on the following competitive strengths:

Our relationship with NextEra. We believe that our relationship with NextEra provides us with the following significant benefits:

•	NextEra Management and Operational Expertise. We believe we benefit from NextEra’s experience, operational excellence, cost-efficient operations and reliability. Through our Management Services Agreement and other agreements with NextEra, our projects will receive the same benefits and expertise that NextEra currently provides across its entire portfolio.

•	NextEra Project Development Track Record and Pipeline. We believe that NextEra’s long history of developing, owning and operating clean energy projects provides us with a competitive advantage in North America. NextEra has deployed nearly $19 billion of capital through NEER to develop or acquire nearly 10.7 GW of renewable energy as of December 31, 2013. NEER had nearly 11.2 GW of contracted clean energy capacity as of December 31, 2013, and expects its contracted clean energy capacity to increase by approximately 7.5% per year to approximately 13.9 GW by 2016, based on signed contracts for an additional 2.7 GW of capacity.

Contracted projects with stable cash flows from diverse, investment grade counterparties. The contracted, geographically diverse nature of our Initial Portfolio supports stable long-term cash flows. Our Initial Portfolio is composed of 989.6 MW of renewable energy capacity. Our projects are fully contracted under long term contracts with creditworthy counterparties that have a capacity-weighted average Moody’s credit rating of A2. These contracts will have a capacity-weighted average remaining contract term of nearly 21 years as of June 30, 2014, after giving effect to the Bluewater FIT Contract. These contracts generally provide for fixed price payments subject to annual escalation over the contract term.

New, well-maintained and diverse portfolio using best-in-class equipment. Over the past 25 years in the clean energy industry, NextEra has developed strong working relationships with the leading global equipment manufacturers. These manufacturers are generally recognized as industry-leaders that make equipment based on evolutionary improvements over decades of servicing the clean energy industry. Our Initial Portfolio is composed of renewable energy projects that have, on average, been operating for fewer than five years. Because our Initial Portfolio is relatively new and uses what we believe is industry-leading technology, we believe that we will incur relatively low operating and maintenance costs and achieve our expected levels of availability and performance.

Geographic diversification. Our Initial Portfolio is geographically diverse across the U.S. and Canada. A geographically diverse portfolio tends to reduce the magnitude of individual project or regional deviations from historical resource conditions, providing a more stable stream of cash flows over the long term than a non-diversified portfolio. In addition, we believe the geographic diversity of our Initial Portfolio helps minimize the impact of adverse regulatory conditions in any one jurisdiction.

An organizational structure that we expect will reduce taxes. We do not expect to pay significant U.S. federal or state income tax for a period of approximately          years, with the possible exception of Michigan, where we expect state income liability could begin after a period of          years. To the extent we pursue the NEER ROFO Projects or other acquisition opportunities, these periods may be extended depending on the tax characteristics and structure of any specific acquisition. For U.S. federal income tax purposes, however, there may be alternative minimum tax (“AMT”) liability on alternative minimum taxable income (“AMTI”) for tax years prior to any regular U.S. federal income tax liability. Some states also impose state-level AMT, typically based on federal AMTI. Thus, in a situation where AMT liability exists, some corresponding state AMT liability may result. The AMTI calculation can be complex and, as such, a reasonable estimate of potential AMT liability cannot be determined at this time. Any AMT liability due, however, is not anticipated to be significant and AMT paid in a particular tax year is available as a credit to reduce regular tax liability in a future tax year. Any AMT liability due, however, is not anticipated to be significant. Additionally, we do not expect liability for state fixed minimum taxes/fees to be significant. See, however, “Risk Factors—Risks Related To Taxation—Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income.”

Risk Factors

An investment in our common units involves risks. For more information about these risks, see “Risk Factors.” You should consider carefully these risk factors together with all of the other information included in this prospectus before you invest in our common units.

Our Relationship with NextEra

One of our principal strengths is our relationship with NextEra. Upon the completion of this offering, NextEra will indirectly own and control our general partner and will appoint all of our general partner’s officers and directors. NEE Equity, a wholly owned subsidiary of NextEra, will own all of our Special Voting Units (as defined below), giving it effective voting control over us with respect to certain matters and a majority of the common units of NEE Operating LP.

The following is a summary of certain agreements that we will enter into with NextEra or its affiliates in connection with this offering. Because of our relationship with NextEra, our agreements with NextEra or its affiliates may not be as favorable to us as they might have been had we negotiated them with an unaffiliated third party. For a more comprehensive discussion of the agreements that we will enter into with NextEra or its affiliates, see “Certain Relationships and Related Party Transactions.” For a discussion of the risks related to our relationship with NextEra, see “Risk Factors—Risks Related to Our Relationship with NextEra.”

Management Services Agreement. We and NEE Operating LP will enter into a management services agreement (the “Management Services Agreement”) with NEER, as manager (the “Manager”), under which:

•	the Manager will provide or arrange for the provision of operational, management and administrative services to us and NEE Operating LP, including managing our day to day affairs and providing individuals to act as our general partner’s executive officers and directors, in addition to those services that are provided under existing O&M agreements and ASAs between affiliates of NextEra and our subsidiaries;

•	NEE Operating LP will pay on our behalf all O&M or other expenses we or our subsidiaries incur;

•	the Manager will agree to continue to provide certain existing limited credit support on behalf of our subsidiaries (for fees described below) and, upon our request and at the Manager’s option, may agree to provide credit support on behalf of any projects we may acquire in the future on similar terms, and we will reimburse the Manager to the extent the Manager or its affiliates are required to make payments under such credit support, subject to certain exceptions;

•	when our Project Entities receive revenues or when NEE Operating LP receives distributions from our subsidiaries, the Manager or one of its affiliates will withdraw excess funds from our subsidiaries, including NEE Operating LP and hold them in an account of the Manager or one of its affiliates for the benefit of the Manager and its affiliates until such funds are required to pay our or our subsidiaries’ expenses or NEE Operating LP’s expenses or otherwise required to be retained by us or our subsidiaries;

•	NEE Operating LP will pay the Manager an annual management fee of $5 million and an annual credit support fee of approximately $1.8 million, in each case, subject to adjustment as described herein;

•	NEE Operating LP will make certain payments to NEE Management based on the achievement by NEE Operating LP of certain target quarterly distribution levels to its unitholders. See “Certain Relationships and Related Party Transactions—Management Services Agreement,” “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions—Incentive Distribution Right Fee” and “Our Cash Distribution Policy and Restrictions on Distributions—General—Restrictions and Limitations on Our Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

Omnibus Agreement. Under the terms of the omnibus agreement among us, NEE Operating LP, NEER and NEE Equity (the “Omnibus Agreement”), NEER will grant NEE Operating LP a right of first offer on the NEER ROFO Projects should NEER decide to sell, transfer or otherwise dispose of any such projects. The term of the right of first offer will be six years following the completion of this offering. Under the Omnibus Agreement, NEER will agree to negotiate with NEE Operating LP in good faith, for a period of 30 days, to reach an agreement with respect to any proposed sale of a NEER ROFO Project for which NEE Operating LP has a right of first offer. Under the Omnibus Agreement, however, NEER will not be obligated to sell any of the NEER ROFO Projects and, therefore, we do not know when, if ever, these projects will be offered to NEE Operating LP. The likelihood and timing of our ability to acquire any NEER ROFO Projects will depend upon, among other things, the determination that the acquisition is appropriate for our business at that particular time, our ability to agree on mutually acceptable terms of purchase, including price, our ability to obtain financing on acceptable terms and our ability to obtain any necessary consents. See “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

Contribution Agreement. In connection with the Organizational Transactions, NEE Operating LP will enter into a contribution, conveyance and assignment agreement (the “Contribution Agreement”) with NEE Equity, certain of NextEra’s subsidiaries and NEE Operating GP, under which NEE Equity will contribute the projects in our Initial Portfolio to NEE Operating LP in exchange for             NEE Operating LP common units. See “Certain Relationships and Related Party Transactions—Contribution Agreement.”

Purchase Agreement. In connection with the Organizational Transactions, we will enter into a purchase agreement (the “Purchase Agreement”) with NEE Equity, under which we will use $         million of the net proceeds of this offering (or $         million if the underwriters exercise in full their option to purchase additional common units) to purchase             (or              if the underwriters exercise in full their option to purchase additional common units) NEE Operating LP common units from NEE Equity. The Purchase Agreement will require NEE Equity to make, until certain conditions are satisfied as set forth in the Purchase Agreement, certain payments to us in quarters in which NEE Equity receives distributions and NEE Operating LP does not make distributions on its common units at least equal to the minimum quarterly distribution. See “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions—Purchase Price Adjustment” and “Certain Relationships and Related Party Transactions—Purchase Agreement.”

Equity Purchase Agreement. In connection with the Organizational Transactions, we will enter into an equity purchase agreement (the “Equity Agreement”) with NEE Operating LP, under which we will use $         million of the net proceeds of this offering to purchase NEE Operating LP common units from NEE Operating LP. See “Certain Relationships and Related Party Transactions—Equity Purchase Agreement.”

Exchange Agreement. In connection with the Organizational Transactions, we will enter into an exchange agreement (the “Exchange Agreement”) with NEE Operating LP and NEE Equity, under which NEE Equity can tender NEE Operating LP units to NEE Operating LP for redemption after the expiration of the purchase price adjustment period. NEE Operating LP has the right, subject to the approval of our conflicts committee, to distribute to NEE Equity cash, based on the market value of our common units, or our common units in exchange for the NEE Operating LP units tendered on a one-for-one basis. We have the right but not the obligation to purchase tendered NEE Operating LP units for cash.

Summary of Conflicts of Interest and Duties. While we believe our relationship with NextEra and its subsidiaries is a significant strength, it is also a source of potential conflicts. As described above, NextEra or certain of its affiliates will provide certain services to us, including managing our day-to-day affairs and providing individuals to act as our general partner’s executive officers and directors. These executive officers may help our general partner’s board of directors evaluate potential acquisition opportunities presented by NEER under the Omnibus Agreement. In addition, our general partner has a duty to manage our partnership in a manner it subjectively believes is in our best interests. However, our general partner’s executive officers and directors also have duties to manage our general partner in a manner beneficial to its owner, NextEra. As a result, conflicts of interest may arise between us and our common unitholders, on the one hand, and NextEra and our general partner, on the other hand. Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Under these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and the methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. Our partnership agreement also provides that affiliates of our general partner, including NextEra and its other subsidiaries and affiliates, are permitted to compete with us. By purchasing a common unit, an investor agrees to be bound by the terms of our partnership agreement and each holder of our common units is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law. For a more detailed description of the potential conflicts of interest between us and our general partner and its affiliates, including NextEra, see “Risk Factors—Risks Related to Our Relationship with NextEra” and “Conflicts of Interest and Duties.”

Organizational Structure

NextEra Energy Partners, LP is a Delaware limited partnership formed on March 6, 2014, to own a controlling non-economic general partner interest and a        % limited partner interest in NEE Operating LP, which will own and operate a portfolio of clean contracted energy projects. Even though we are organized as a limited partnership under state law, we will elect to be treated as a corporation for U.S. federal income tax purposes. See “—Estimate of Corporate Tax Liabilities and Ratio of Unitholder Taxable Income to Distributions.”

Prior to the completion of this offering, NEE Equity will contribute under the Contribution Agreement, the following projects, which will constitute our Initial Portfolio, to NEE Operating LP in exchange for common units of NEE Operating LP (collectively, the “Project Transfer”):

•	a 100.0% interest in each of the following wind projects: Conestogo, Elk City, Northern Colorado, Perrin Ranch, Summerhaven, Tuscola Bay and Bluewater and a 100.0% interest in each of the following solar projects: Genesis, Moore and Sombra, each as further described in the table set forth in “—Current Operations.”

Concurrently with the completion of this offering, based on an assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus):

•	we will issue special non-economic voting units (the “Special Voting Units”) to NEE Equity that will be entitled to vote with our common units on a one-for-one basis on certain matters and as a separate class on other matters during the purchase price adjustment period;

•	we will issue of our common units (or common units if the underwriters exercise in full their option to purchase additional common units) to the investors in this offering in exchange for net proceeds of approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional common units), after deducting underwriting discounts and commissions but before offering expenses (which offering expenses will be paid by NextEra);

•	NEE Operating LP will enter into a new $ million revolving credit facility, which will remain undrawn at the completion of this offering;

•	under the Purchase Agreement with NEE Equity, we will use approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional common units) of the net proceeds of this offering to purchase NEE Operating LP common units from NEE Equity, representing approximately % (or approximately % if the underwriters exercise in full their option to purchase additional common units) of the outstanding NEE Operating LP common units following the completion of this offering;

•	under the Equity Agreement with NEE Operating LP, we will use approximately $ million of the net proceeds from this offering to purchase NEE Operating LP common units directly from NEE Operating LP, representing % of the outstanding NEE Operating LP common units, and NEE Operating LP will use these net proceeds for general corporate purposes, including to fund future acquisition opportunities;

•	we and NEE Operating LP will enter into the Management Services Agreement with NEER;

•	we and NEE Operating LP will enter into the Omnibus Agreement with NEER and NEE Equity; and

•	we and NEE Operating LP will enter into the Exchange Agreement with NEE Equity.

We refer to the foregoing transactions, including the Project Transfer, in this prospectus as the “Organizational Transactions.” The simplified chart below illustrates our organizational structure after the completion of the Organizational Transactions.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not “emerging growth companies.” These exemptions include:

•	the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of an initial public offering of common equity securities; and

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

We intend to take advantage of these exemptions. As a result, we do not know if some investors will find our common units less attractive as a result. The result may be a less active trading market for our common units, and our unit price may become more volatile.

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt out” of this extended transition period and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

We will remain an “emerging growth company” until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common units that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Estimate of Corporate Tax Liabilities and Ratio of Unitholder Taxable Income to Distributions

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income. We expect to generate net operating losses (“NOLs”) and NOL carryforwards that we can use to offset future taxable income. As a result, we do not expect to pay significant U.S. federal income tax for a period of approximately         years. This estimate is based upon assumptions we have made regarding, among other things, NEE Operating LP’s income, capital expenditures, cash flows, net working capital and cash distributions. We may not generate NOLs as expected. Accordingly, our future tax liability may be greater than expected.

As a result of our treatment as a corporation for U.S. federal income tax purposes, distributions we make to holders of our common units will be taxable as ordinary dividend income to the extent of our current and accumulated earnings and profits as computed for U.S. federal income tax purposes. We estimate that we will have limited earnings and profits for              years. As a result, for these years, we expect that a meaningful portion of the distributions received by our unitholders will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units (reducing that basis accordingly) and thereafter as capital gain. However, the tax characterization of our distributions may not be as estimated.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 700 Universe Boulevard, Juno Beach, Florida 33408, and our telephone number is (561) 694-4000. Our website is located at                  and will be activated immediately following this offering. We expect to make available our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering

Common units offered to the public	common units (or common units if the underwriters exercise their option to purchase additional common units in full).

Common units outstanding after this offering	common units representing a 100.0% limited partner interest in us (or common units if the underwriters exercise their option to purchase additional common units in full).

Special Voting Units	NEE Equity will own Special Voting Units. Special Voting Units have voting rights, but no right to receive distributions. The number of Special Voting Units will equal the number of NEE Operating LP common units held by NEE Equity.

Use of proceeds	We expect to receive approximately $ million of net proceeds from the sale of common units offered hereby based on the assumed initial public offering price of $ per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses (which will be paid by NextEra). If the underwriters exercise in full their option to purchase additional common units, we estimate that the net proceeds to us will be approximately $ million, after deducting underwriting discounts and commissions.

We intend to use approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional common units) of the net proceeds of this offering to purchase NEE Operating LP common units (or NEE Operating LP common units if the underwriters exercise in full their option to purchase additional common units) from NEE Equity, representing approximately % (or approximately % if the underwriters exercise in full their option to purchase additional common units) of NEE Operating LP’s outstanding limited partner interests after this offering. See “Use of Proceeds.”

We intend to use approximately $ million of the net proceeds from this offering to purchase NEE Operating LP common units from NEE Operating LP, representing % of NEE Operating LP’s outstanding limited partner interests after this offering. NEE Operating LP will use such net proceeds for general corporate purposes, including to fund future acquisition opportunities.

After the application of the net proceeds from this offering, we will own a % limited partner interest in NEE Operating LP (or a % limited partner interest if the underwriters exercise in full their option to purchase additional common units).

Cash distributions	We expect to pay an initial quarterly distribution of $ per common unit, based on the assumption that we will initially distribute all cash received from NEE Operating LP, subject to various restrictions and other factors described in “Our Cash Distribution Policy and Restrictions on Distributions.” NEE Operating LP will pay all of our expenses, including the expenses we expect to incur as a result of being a publicly traded entity. We do not expect to be required to pay U.S. federal income tax initially.

We will make quarterly distributions, if any, within 45 days after the end of each quarter, on or about the 15th day of each February, May, August and November to holders of record on or about the first day of each such month. We will not make distributions for the period that begins on , 2014, and ends on the day prior to the closing date of this offering. We will adjust the amount of our distribution for the period from the completion of this offering through September 30, 2014, based on the actual length of the period.

We intend to cause NEE Operating LP to pay a minimum quarterly distribution to the holders of its common units, including us, of $ per common unit, or $ on an annualized basis, to the extent NEE Operating LP has sufficient cash from its operations after the establishment of cash reserves by our general partner and the payment of expenses, including: (i) expenses of NEE Operating GP and its affiliates; (ii) our general partner’s expenses; and (iii) payments to NEER under the Management Services Agreement.

If we had completed the Organizational Transactions, including this offering, on January 1, 2013, NEE Operating LP’s unaudited pro forma cash available for distribution for the year ended December 31, 2013 would have been approximately $33.3 million. This amount would have only been sufficient for NEE Operating LP to pay a cash distribution of $ per common unit per quarter ($ per common unit on an annualized basis), or approximately % of NEE Operating LP’s minimum quarterly distribution, on all of its common units for such period, and would have only been sufficient for us to pay a cash distribution of $ per unit per quarter ($ per unit on an annualized basis), or approximately % of our initial quarterly distribution, on all of our common units for such period.

We believe, based on our financial forecast and related assumptions contained in “Our Cash Distribution Policy and Restrictions on Distributions,” that we will generate sufficient cash available for distribution to support the payment of our initial quarterly distribution of $ per common unit on all of our common units ($ per common unit on an annualized basis). However, we do not have a legal or contractual obligation to pay quarterly distributions and we might not pay cash distributions to our unitholders in any quarter. Our actual results of operations, cash flows and financial condition during the forecast period may vary materially from our forecast. See “Our Cash Distribution Policy and Restrictions on Distributions.”

Purchase price adjustment	The Purchase Agreement will provide that if, with respect to any quarter during the purchase price adjustment period, NEE Operating LP does not make distributions on its common units in any quarter in an amount at least equal to the minimum quarterly distribution, the purchase price will be reduced by an amount equal to the difference for such quarter between:

•	the aggregate minimum quarterly distribution in respect of NEE Operating LP common units held by NEE Partners; and

•	amounts actually distributed on such common units with respect to such quarter (the “difference amount”).

Under the Purchase Agreement, in any quarter where there is a difference amount, NEE Equity will pay NEE Partners a purchase price adjustment equal to such difference amount, provided that NEE Equity will not be required to pay a purchase price adjustment in any quarter in excess of the distribution actually received by NEE Equity in such quarter in respect of its common units. If NEE Equity is unable or not required to pay the full difference amount in any quarter, the unpaid portion of the difference amount for that quarter will accrue and be payable from distributions received by NEE Equity in each subsequent quarter, provided that NEE Equity will no longer be required to pay any purchase price adjustments once the aggregate amount of purchase price adjustments paid by NEE Equity is equal to the purchase price paid by us to NEE Equity for NEE Operating LP common units under the Purchase Agreement.

We will not be obligated to reimburse NEE Equity for any purchase price adjustment that we have previously received.

The purchase price adjustment period will end on the first business day following the distribution of available cash by NEE Operating LP in respect of any quarter beginning with the quarter ending , 2017, for which each of the following tests are met:

•	distributions of available cash from operating surplus by NEE Operating LP on each of its outstanding common units equals or exceeds $ , which is the annualized minimum quarterly distribution, for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equals or exceeds the sum of $ , which is the annualized minimum quarterly distribution, on all of the outstanding common units on a fully diluted basis; and

•	any accrued and unpaid difference amount has been paid.

For additional information regarding the terms “operating surplus” and “adjusted operating surplus” see “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions.”

The purchase price adjustment period will also end upon removal of NEE Operating GP or our general partner other than for cause if no units held by our general partner and its affiliates voted in favor of such removal, and such holders are not affiliates of the applicable successor general partner.

Incentive distribution right fee	Under the Management Services Agreement, NEE Operating LP will make certain payments to NEE Management, an affiliate of NextEra, based on the achievement by NEE Operating LP of certain target quarterly distribution levels to its unitholders.

If, for any quarter:

•	NEE Operating LP has distributed available cash from operating surplus to its unitholders in an amount equal to the minimum quarterly distribution; and

•	during the purchase price adjustment period, NEE Operating LP has distributed available cash from operating surplus to its unitholders in an amount equal to the Aggregate Shortfall (as defined below), if any, then, NEE Operating LP will use any remaining available cash from operating surplus for that quarter (prior to the payment of the IDR Fee) in the following manner:

•	first, to distribute 100.0% to all unitholders, pro rata, until each unitholder receives $ per common unit (or a total of 115.0% of the minimum quarterly distribution) for that quarter (the “first target quarterly distribution”);

•	second, to distribute 85.0% to all unitholders, pro rata, and to make a payment of 15.0% to NEE Management in respect of the IDR Fee, until each unitholder receives $ per common unit (or a total of 125.0% (including the first target quarterly distribution) of the minimum quarterly distribution) for that quarter (the “second target quarterly distribution”);

•	third, to distribute 75.0% to all unitholders, pro rata, and to make a payment of 25.0% to NEE Management in respect of the IDR Fee, until each unitholder receives $ per common unit (or a total of 150.0% (including the second target quarterly distribution) of the minimum quarterly distribution) for that quarter (the “third target quarterly distribution”); and

•	thereafter, to distribute 50.0% to all unitholders, pro rata, and to make a payment of 50.0% to NEE Management in respect of the IDR Fee.

See “Certain Relationships and Related Party Transactions—Management Services Agreement” and “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions—Incentive Distribution Right Fee.”

Early termination of the purchase price adjustment period	Notwithstanding the foregoing, the purchase price adjustment period will also end on the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending , 2015, for which each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units equals or exceeds $ per common unit, which is equal to 150.0% of the annualized minimum quarterly distribution, for the four-quarter period immediately preceding that date;

•	the adjusted operating surplus generated during the four-quarter period immediately preceding that date equals or exceeds the sum of:

•	$ per common unit, or 150.0% of the annualized minimum quarterly distribution on all of the outstanding common units during that period on a fully diluted basis; and

•	all corresponding payments to NEE Management in respect of the IDR Fee (as described above) have been made; and

•	any accrued and unpaid difference amount has been paid.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units, including units senior to our common units, without the approval of our unitholders. Furthermore, NEE Operating LP may issue an unlimited number of additional units without the approval of our unitholders. See “Units Eligible for Future Sale” and “Material Provisions of the NEE Partners Partnership Agreement—Issuance of Additional Partnership Interests” and “Material Provisions of the NEE Operating LP Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights with respect to matters affecting our business. For example, our unitholders will have no right to appoint our general partner or its directors on an annual or any other basis. In addition, our general partner may not be removed except by a vote of the holders of at least 66 2⁄3% of the outstanding units, including the Special Voting Units, voting together as a single class. Upon the completion of this offering, NextEra, through NEE Equity, will hold         % of the common units of NEE Operating LP and         % of our

voting power through the Special Voting Units (or         % and         %, respectively, if the underwriters exercise in full their option to purchase additional units). This will initially give NextEra the ability to prevent the removal of our general partner and the general partner of NEE Operating LP.

Limited call right	If at any time our general partner and its affiliates own more than 80.0% of the voting power of our outstanding common units, our general partner will have the right, but not the obligation, to purchase all of the outstanding common units, other than those owned by our general partner and its affiliates, at a price not less than the then-current market price of such common units. Upon the completion of this offering, our general partner will not own any of our outstanding common units and NEE Equity will hold % of our voting power through the Special Voting Units (or % if the underwriters exercise in full their option to purchase additional units).

Exchange Agreement	NEE Equity can tender NEE Operating LP units for redemption to NEE Operating LP after the expiration of the purchase price adjustment period. NEE Operating LP has the right to distribute to NEE Equity cash, based on the market value of our common units, or our common units in exchange for the NEE Operating LP units tendered on a one-for-one basis, subject to the approval of our conflicts committee. We have the right but not the obligation to purchase tendered NEE Operating LP units for cash. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

U.S. federal income tax considerations	Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income. We expect to generate NOLs and NOL carryforwards that we can use to offset future taxable income. As a result, we do not expect to pay significant U.S. federal income tax for a period of approximately years. This estimate is based upon assumptions we have made regarding, among other things, NEE Operating LP’s income, capital expenditures, cash flows, net working capital and cash distributions. We may not generate NOLs as expected. Accordingly, our future tax liability may be greater than expected. For a discussion of U.S. federal and estate tax consequences to non-U.S.holders, see “Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

Exchange listing	We intend to apply to list our common units on the New York Stock Exchange under the symbol “NEP.”

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table sets forth summary historical combined financial and operating data of our accounting predecessor and summary pro forma financial data of NextEra Energy Partners, LP for the periods and as of the dates indicated. The historical combined financial statements of our accounting predecessor as of December 31, 2013, and for the years ended December 31, 2013 and 2012, appearing elsewhere in this prospectus were prepared on a “carve-out” basis from NextEra and are intended to represent the financial results during those periods of NextEra’s contracted clean energy projects in the U.S. and Canada that will be contributed to NEE Operating LP as part of the Organizational Transactions. The following summary historical combined financial and operating data presents all of the projects and operations of our accounting predecessor on a 100.0% basis. Upon the completion of this offering, we will own a controlling non-economic general partner interest in NEE Operating LP through our ownership of NEE Operating GP, and will own a        % limited partner interest in NEE Operating LP (assuming no exercise of the underwriters’ option to purchase additional common units) and NEE Equity will own a non-controlling        % limited partner interest in NEE Operating LP (assuming no exercise of the underwriters’ option to purchase additional common units). However, as required by U.S. GAAP, we will continue to consolidate 100.0% of the assets and operations of NEE Operating LP in our financial statements.

The summary unaudited pro forma financial data has been derived by the application of pro forma adjustments to the historical combined financial statements of our accounting predecessor included elsewhere in this prospectus. The summary unaudited pro forma statement of operations data for the year ended December 31, 2013, gives effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering, as if they had occurred on January 1, 2013. The summary unaudited pro forma balance sheet data as of December 31, 2013, gives effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering and the reimbursement of offering expenses by NEE Operating LP, as if they had occurred on December 31, 2013.

The historical combined financial statements of our accounting predecessor, from which the summary unaudited pro forma financial data have been derived, are presented in U.S. dollars and have been prepared in accordance with U.S. GAAP. For recent and historical exchange rates between Canadian dollars and U.S. dollars, see “Currency and Exchange Rate Information.”

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes included elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our summary unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a publicly traded partnership during the periods presented and may not be indicative of our future performance.

	Year Ended December 31,		Pro Forma
			Year Ended
	2013	2012	December 31, 2013
	($ in thousands)
Statement of Operations Data:
Operating revenues	$141,796	$93,415	$141,796
Operating expenses:
Operations and maintenance	29,640	16,933	36,440
Depreciation and amortization	39,427	23,599	39,427
Taxes other than income taxes and other	4,744	1,155	4,744
Transmission	2,123	2,099	2,123

Total operating expenses	75,934	43,786	82,734

Operating income	65,862	49,629	59,062

Other income (deductions):
Interest expense	(41,637)	(43,195)	(41,637)
Gain on settlement of contingent consideration of project acquisition	4,809	—	4,809
Other—net	77	673	77

Total other deductions—net	(36,751)	(42,522)	(36,751)

Income before income taxes	29,111	7,107	22,311
Income tax (expense) benefit	(18,337)	8,891	842

Net income	$10,774	$15,998	23,153

Less net income attributable to non-controlling interest			11,924

Net income attributable to NEE Partners			$11,229

Balance Sheet Data (at period end):
Total assets	$2,638,208	$2,320,072	$
Property, plant and equipment, net	$1,760,968	$889,240
Long-term debt—affiliate	$—	$—
Total equity	$707,416	$701,341

Cash Flow Data:
Net cash provided by (used in)
Operating activities	$86,193	$28,310	$
Investing activities	$(393,146)	$(346,585)
Financing activities	$313,224	$334,468
Other Financial Data:
Adjusted EBITDA(1)	$105,366	$73,901	$98,566
Adjusted EBITDA attributable to NextEra Energy Partners, LP(2)	$—	$—	$—

Expansion Capital Expenditures(3)	$886,067	$1,059,525	$886,067
Operational Data:
GWh generated(4)	1,701	1,157	1,701

(1)

We define Adjusted EBITDA as net income plus interest expense, income tax expense, depreciation and amortization less certain non-cash, non-recurring items. Adjusted EBITDA is a non-GAAP financial measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and borrowers’ ability to service debt;

•	it is used by our management for internal planning purposes, including certain aspects of our consolidated operating budget and capital expenditures; and

•	it is used by investors to assess the ability of our assets to generate sufficient cash flows to make distributions to our unitholders.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	although it reflects adjustments for factors that we do not consider indicative of future performance, we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net income to Adjusted EBITDA, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Year Ended December 31,		Pro Forma Year Ended December 31,
	2013	2012	2013
	(in thousands)
Net Income	$10,774	$15,998	$23,153
Less:
Gain on settlement of contingent consideration of project acquisition	4,809	—	4,809
Add:
Depreciation and amortization	39,427	23,599	39,427
Interest expense	41,637	43,195	41,637
Income tax expense (benefit)	18,337	(8,891)	(842)

Adjusted EBITDA	$105,366	$73,901	$98,566

(2)	Represents Adjusted EBITDA that would have been attributable to our % controlling interest in NEE Operating LP.
(3)	Expansion capital expenditures for each of the periods presented consist solely of construction expenditures, which were funded through third-party financings or by NEECH.
(4)	For each period represented, GWh generated represents the amount of energy produced measured in GWh generated by our Initial Portfolio.

RISK FACTORS

Limited partner interests are inherently different from shares of capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses and we will be treated as a corporation for U.S. federal income tax purposes. We urge you to carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units. If any of the following risks were to occur, our business, financial condition, results of operations and ability to make cash distributions to our unitholders could be materially and adversely affected. In that case, we might not be able to pay distributions to our unitholders, the trading price of our common units could decline and you could lose all or part of your investment in us.

Risks Related to the Operation of Our Projects

We have a limited operating history and our projects may not perform as we expect.

The projects in our Initial Portfolio are relatively new. Bluewater is in the final stages of construction and the remainder of our Initial Portfolio commenced operations within the past five years. In addition, we expect that many of the projects that we may acquire, including the NEER ROFO Projects, will either not have commenced operations, have recently commenced operations or otherwise have a limited operating history. As a result, our assumptions and estimates regarding the performance of these projects are and will be made without the benefit of a meaningful operating history, which may impair our ability to accurately estimate our results of operations, financial condition and liquidity. The ability of our projects to perform as we expect will also be subject to risks inherent in newly constructed energy projects, including equipment performance below our expectations, system failures and outages. The failure of some or all of our projects to perform according to our expectations could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our ability to make cash distributions to our unitholders will be affected by wind and solar conditions at our projects.

The amount of energy that a wind project can produce depends on wind speeds, air density, weather and equipment, among other factors. If wind speeds are too low, our wind projects may not perform as we expect or may not be able to generate energy at all and, if it is too high, our wind projects may have to shut down to avoid damage. As a result, the output from our wind projects can vary greatly as local wind speeds and other conditions vary. Similarly, the amount of energy that a solar project is able to produce depends on several factors, including the amount of solar energy that reaches our solar panels. Wind project or solar panel placement, interference from nearby wind projects or other structures and the effects of vegetation, snow, ice, land use and terrain also affect the amount of energy that our wind and solar projects generate. If wind, solar, meteorological, topographical or other conditions at our wind or solar projects are less conducive to energy production than our calculations based on historical conditions and our projections suggest, our projects may not produce the amount of energy we expect. The failure of some or all of our projects to perform according to our expectations could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Operation and maintenance of energy projects involve significant risks that could result in unplanned power outages or reduced output.

There are risks associated with the operation of our projects. These risks include:

•	breakdown or failure of turbines, blades, solar panels, mirrors and other equipment;

•	catastrophic events, such as fires, earthquakes, severe weather, tornadoes, ice or hail storms or other meteorological conditions, landslides and other similar events beyond our control, which could severely damage or destroy a project, reduce its energy output or result in personal injury or loss of life;

•	technical performance below expected levels, including the failure of wind turbines, solar panels, mirrors and other equipment to produce energy as expected due to incorrect measures of performance provided by equipment suppliers;

•	increases in the cost of operating the projects, including costs relating to labor, equipment, insurance and real estate taxes;

•	operator or contractor error or failure to perform;

•	serial design or manufacturing defects, which may not be covered by warranty;

•	extended events, including force majeure, under certain PPAs, RESOP Contracts and FIT Contracts that may give rise to a termination right of the Energy Sale Counterparty;

•	failure to comply with permits and the inability to renew or replace permits that have expired or terminated;

•	the inability to operate within limitations that may be imposed by current or future governmental permits;

•	replacements for failed equipment, which may need to meet new interconnection standards or require system impact studies and compliance that may be difficult or expensive to achieve;

•	land use, environmental or other regulatory requirements;

•	disputes with the BLM, other owners of land on which our projects are located or adjacent landowners;

•	changes in law, including changes in governmental permit requirements;

•	government or utility exercise of eminent domain power or similar events; and

•	existence of liens, encumbrances and other imperfections in title affecting real estate interests.

These and other factors could require us to shut down our wind or solar projects. These factors could also degrade equipment, reduce the useful life of interconnection and transmission facilities and materially increase maintenance and other costs. Unanticipated capital expenditures associated with maintaining or repairing our projects may reduce profitability.

In addition, replacement and spare parts for solar panels, wind turbines and other key pieces of equipment may be difficult or costly to acquire or may be unavailable. For example, the projects in our Initial Portfolio do not always hold spare substation main transformers and, if any of these projects had to replace any of its substation main transformers, they would be unable to sell energy until replacement equipment were installed. Each solar and wind project requires a specific transformer design and, if we do not have an acceptable spare available, we may need to order a replacement. Order lead times can be lengthy, potentially reaching up to one year.

Any of the operational risks described above could significantly decrease or eliminate the revenues of a project, significantly increase its operating costs, cause us to default under our financing agreements or give rise to damages or penalties owed by us to an Energy Sale Counterparty, another contractual counterparty, a governmental authority or other third parties or cause defaults under related contracts or permits. Any of these events could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Initially, we will depend on certain of the projects in our Initial Portfolio for a substantial portion of our anticipated cash flows.

Initially, we will depend on certain of the projects in our Initial Portfolio for a substantial portion of our anticipated cash flows. For example, we expect our largest project, Genesis, to account for between approximately 20.0% and 25.0% of the net generation of our Initial Portfolio and between approximately 40.0% and 45.0% of our Adjusted EBITDA for the twelve-month period ending June 30, 2015. We may not be able to successfully execute our acquisition strategy in order to further diversify our sources of cash flow and reduce our portfolio concentration. Consequently, the impairment or loss of any one or more of the projects in our Initial Portfolio, such as Genesis, could materially and disproportionately reduce our total energy generation and cash flows and, as a result, have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Terrorist or similar attacks could impact our projects or surrounding areas and adversely affect our business.

Terrorists have attacked energy assets such as substations and related infrastructure in the past and may attack them in the future. Any attacks on our projects or the facilities of third parties on which our projects rely could severely damage such projects, disrupt business operations, result in loss of service to customers and require significant time and expense to repair. Additionally, energy-related facilities, such as substations and related infrastructure, are protected by limited security measures, in most cases only perimeter fencing. Cyber-attacks, including those targeting information systems or electronic control systems used to operate our energy projects and the facilities of third parties on which our projects rely could severely disrupt business operations, result in loss of service to customers and significant expense to repair security breaches or system damage. Our Initial Portfolio, as well as projects we may acquire and the facilities of third parties on which our projects rely, may be targets of terrorist acts and affected by responses to terrorist acts, each of which could fully or partially disrupt our projects’ ability to produce, transmit, transport and distribute energy. To the extent such acts equate to a force majeure event under our PPAs and FIT Contracts, the Energy Sale Counterparty may terminate such PPAs or FIT Contracts if such force majeure event continues for a period ranging from 12 months to 36 months as specified in the applicable agreement. A terrorist act or similar attack could significantly decrease revenues or result in significant reconstruction or remediation costs, any of which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our energy production may be substantially below our expectations if a natural disaster or meteorological conditions damage our turbines, solar panels, other equipment or facilities.

A natural disaster or other meteorological conditions could damage or require us to shut down our turbines, solar panels, other equipment or facilities, impeding our ability to maintain and operate our projects, decreasing energy production levels and our revenues. To the extent these conditions equate to a force majeure event under our PPAs and FIT Contracts, the Energy Sale Counterparty may terminate such PPAs or FIT Contracts if the force majeure event continues for a period ranging from 12 months to 36 months as specified in the applicable agreement. These conditions could also damage or reduce the useful life of interconnection and transmission facilities of third parties relied upon by our projects and increase maintenance costs. For example, Genesis is located in an area of California that has experienced substantial seismic activity, the reoccurrence of which could cause significant physical damage to Genesis’ facilities and the surrounding energy transmission infrastructure. Replacement and spare parts for solar panels, wind turbines and key pieces of equipment may be difficult or costly to acquire or may be unavailable. In certain instances, our projects would be unable to sell energy until a replacement is installed. If we experience a prolonged interruption at one of our projects, our energy production could decrease. Production of less energy than expected due to these or other conditions could reduce our revenues, which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We are not able to insure against all potential risks and we may become subject to higher insurance premiums.

We are exposed to numerous risks inherent in the operation of wind and solar projects, including equipment failure, manufacturing defects, natural disasters, terrorist attacks, sabotage, vandalism and environmental risks. The occurrence of any one of these events may result in us being named as a defendant in lawsuits asserting claims for substantial damages, including environmental cleanup costs, personal injury, property damage, fines and penalties. Further, with respect to Bluewater and any future acquisitions of any projects that are under construction or development, we are, or will, be exposed to risks inherent in the construction of these projects.

We share insurance coverage with NextEra and its affiliates, for which we will reimburse NextEra under the Omnibus Agreement. NextEra currently maintains liability insurance coverage for itself and its affiliates, including us, which covers legal and contractual liabilities arising out of bodily injury, personal injury or property damage, including resulting loss of use, to third parties. Additionally, NextEra also maintains coverage for itself and its affiliates, including us, for physical damage to assets and resulting business interruption, including damage caused by terrorist acts committed by a U.S. person or interest. However, such policies do not cover all potential losses and coverage is not always available in the insurance market on commercially reasonable terms. To the extent NextEra or any of its affiliates experiences covered losses under the insurance policies, the limit of our coverage for potential losses may be decreased.

NextEra may also reduce or eliminate such coverage at any time. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates and we may elect to self-insure a portion of our portfolio. The insurance coverage we do obtain may contain large deductibles or fail to cover certain risks or all potential losses. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favorable terms, including coverage, deductibles or premiums, or at all. If a significant accident or event occurs for which we are not fully insured, it could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Warranties provided by the suppliers of equipment for our projects may be limited by the ability of a supplier to satisfy its warranty obligations or by the expiration of applicable time or liability limits, which could reduce or void the warranty protections, or the warranties may be insufficient to compensate our losses.

We expect to benefit from various warranties, including product quality and performance warranties, provided by suppliers in connection with the purchase of equipment necessary to operate our projects. Our suppliers may fail to fulfill their warranty obligations. For example, the supplier of solar reflector panels for Genesis, Flabeg Solar US Corp., filed for Chapter 7 bankruptcy on April 2, 2013, and may not be able to perform under its warranty. Even if a supplier fulfills its obligations, the warranty may not be sufficient to compensate us for all of our losses. In addition, these warranties generally expire within two to five years after the date each equipment item is delivered or commissioned and are subject to liability limits. If installation is delayed, we may lose all or a portion of the benefit of a warranty. If we seek warranty protection and a supplier is unable or unwilling to perform its warranty obligations, whether as a result of its financial condition or otherwise, or if the term of the warranty has expired or a liability limit has been reached, there may be a reduction or loss of warranty protection for the affected equipment, which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Supplier concentration at certain of our projects may expose us to significant credit or performance risks.

We often rely on a single supplier or a small number of suppliers to provide equipment, technology and other services required to operate our projects. If any of these suppliers cannot perform under their agreements with us, we may need to seek alternative suppliers. Alternative suppliers, products and services may not perform similarly and replacement agreements may not be available on favorable terms or at all. We may be required to make significant capital contributions to remove, replace or redesign equipment that cannot be supported or maintained by replacement suppliers. A number of factors, including the credit quality of our suppliers, may impact their ability to perform under our supply agreements. The failure of any supplier to fulfill its contractual obligations to us could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We rely on interconnection and transmission facilities of third parties to deliver energy from our projects. If these facilities become unavailable, our projects may not be able to operate or deliver energy.

We depend on interconnection and transmission facilities owned and operated by third parties to deliver the energy from our projects. In addition, some of our the projects in our Initial Portfolio share essential facilities, including interconnection and transmission facilities, with other projects that are owned by NextEra and its affiliates. Many of the interconnection and transmission arrangements for the projects in our Initial Portfolio are governed by separate agreements with the owners of the transmission or distribution system. Congestion, emergencies, maintenance, outages, overloads, requests by other parties for transmission service, actions or omissions by other projects with which we share facilities and other events beyond our control could partially or completely curtail deliveries of energy by our projects and increase project costs. In addition, any termination of a project’s interconnection or transmission arrangements or non-compliance by an interconnection provider, the owner of shared facilities or another third party with its obligations under an interconnection or transmission arrangement may delay or prevent our projects from delivering energy to our Energy Sale Counterparties or into the IESO-managed system, as applicable. If the interconnection or transmission arrangement for a project is terminated, we may not be able to replace it on similar terms to the existing arrangement, or at all, or we may experience significant delays or costs in connection with such replacement. Moreover, if we acquire any projects that are under construction or development, a failure or delay in the construction or development of interconnection or transmission facilities could delay the completion of the project. The unavailability of interconnection, transmission or shared facilities could adversely affect the operation of our projects and the revenues received, which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our business is subject to liabilities and operating restrictions arising from environmental, health and safety laws and regulations.

Our projects are subject to numerous environmental, health and safety laws, regulations, guidelines, policies, directives and other requirements governing or relating to, among other things:

•	the protection of wildlife, including migratory birds, bats and threatened and endangered species, such as desert tortoises, or protected species such as eagles, and other protected plants or animals whose presence or movements often cannot be anticipated or controlled;

•	controlled or uncontrolled air emissions, including greenhouse gases;

•	water use, and discharges of process materials or pollutants into surface waters;

•	the storage, handling, use, transportation and distribution of hazardous or toxic substances and other regulated substances, materials, and/or chemicals;

•	releases of hazardous materials into the environment and the prevention of and responses to releases of hazardous materials into soil and groundwater;

•	federal, state, provincial or local land use, zoning, building and transportation laws and requirements, which may mandate conformance with sound levels, radar and communications interference, hazards to aviation or navigation, or other potential nuisances such as the flickering effect caused when rotating wind turbine blades periodically cast shadows through openings such as the windows of neighboring properties, which is known as shadow flicker;

•	the presence or discovery of archaeological, religious or cultural resources at or near our operations; and

•	the protection of workers’ health and safety.

If our projects do not comply with such laws, regulations or requirements, we may be required to pay penalties or fines, or curtail or cease operations of the affected projects. Violations of environmental and other laws, regulations and permit requirements, including certain violations of laws protecting wetlands, migratory birds, bald and golden eagles and threatened or endangered species, may also result in criminal sanctions or injunctions.

Our projects also carry inherent environmental, health and safety risks, including the potential for related civil litigation, regulatory compliance, remediation orders, fines and other penalties. For instance, our projects could malfunction or experience other unplanned events that cause spills or emissions that exceed permitted levels, resulting in personal injury, fines or property damage.

Additionally, we may be held liable for related investigatory and cleanup costs, which are typically not limited by law or regulation, for any property where there has been a release or potential release of a hazardous substance, regardless of whether we knew of or caused the release or potential release. We could also be liable for other costs, including fines, personal injury or property damage or damage to natural resources. In addition, some environmental laws place a lien on a contaminated site in favor of the government as security for damages and costs it may incur for contamination and cleanup. Contained or uncontained hazardous substances on, under or near our projects, regardless of whether we own or lease the sited property, or the inability to remove or otherwise remediate such substances may restrict or eliminate our ability to operate our projects.

Our projects are designed specifically for the landscape of each project site and cover a large area. As such, archaeological discoveries could occur at our projects at any time. Such discoveries could result in the restriction or elimination of our ability to operate our business at any project. Landscape-scale projects and operations may cause impacts to certain landscape views, trails, or traditional cultural activities. Such impacts may trigger claims from citizens that our projects are infringing upon their legal rights or other claims, resulting in the restriction or elimination of our ability to operate our business at any project.

Environmental, health and safety laws and regulations have generally become more stringent over time, and we expect this trend to continue. Significant capital and operating costs may be incurred at any time to keep our projects in compliance with environmental, health and safety laws and regulations. If it is not economical to make those expenditures, or if we violate any of these laws and regulations, it may be necessary to retire projects or restrict or modify our operations, which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our projects may be adversely affected by legislative changes or a failure to comply with applicable energy regulations.

Our Project Entities and Energy Sale Counterparties are subject to regulation by U.S. and Canadian federal, state, provincial and local authorities. The wholesale sale of electric energy in continental U.S. states other than Texas is subject to the jurisdiction of FERC and the ability of a U.S. Project Entity to charge the negotiated rates contained in its PPA is subject to that project company’s maintenance of its general authorization from FERC to sell electricity at market-based rates. FERC may revoke a U.S. Project Entity’s market-based rate authorization if it determines that the U.S. Project Entity can exercise market power in transmission or generation, create barriers to entry or has engaged in abusive affiliate transactions. The negotiated rates entered into under the U.S. Project Entities’ PPAs could be changed by FERC if it determined such change is in the public interest. While this threshold public interest determination would require extraordinary circumstances under FERC precedent, if FERC decreases the prices paid to us for energy delivered under any of our PPAs, our revenues could be below our projections and our business, financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

The renewable energy industry in Ontario is subject to provincial government regulation. A change in government could result in a provincial government that is not supportive of renewable energy projects. Changing political priorities or a change in government in Ontario could affect the ability of the OPA to perform its obligations under our FIT Contracts and RESOP Contracts. The provincial government may fail to pass legislation to preserve sufficient funds for payments to various Ontario projects, including ours, which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our Project Entities, with the exceptions of Conestogo, Sombra and Moore, are subject to the mandatory reliability standards of NERC. The NERC reliability standards are a series of requirements that relate to maintaining the reliability of the North American bulk electric system and cover a wide variety of topics including physical and cybersecurity of critical assets, information protocols, frequency and voltage standards, testing, documentation and outage management. If we fail to comply with these standards, we could be subject to sanctions, including substantial monetary penalties. Although our U.S. Project Entities are not subject to state utility rate regulation because they sell energy exclusively on a wholesale basis, we are subject to other state regulations that may affect our projects’ sale of energy and operations. Changes in state regulatory treatment are unpredictable and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

The structure of the industry and regulation in the U.S. and Canada is currently, and may continue to be, subject to challenges and restructuring proposals. Additional regulatory approvals may be required due to changes in law or for other reasons. We expect the laws and regulation applicable to our business and the energy industry generally to be in a state of transition for the foreseeable future. Changes in such laws and regulations could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

As a result of the FPA and FERC’s regulations in respect of transfers of control over public utilities, an investor could be required to obtain FERC approval to acquire common units that would give the investor and its affiliates indirect ownership of 10.0% or more in our U.S. Project Entities.

Our U.S. Project Entities are “public utilities” as defined in the FPA and any transfer of direct or indirect control over them requires pre-approval by FERC under FPA Section 203, either under existing blanket authorizations or by application. FERC generally presumes that a direct or indirect holder of 10.0% or more of a public utility’s voting securities controls the public utility. We will submit an application to FERC requesting approval of this offering under FPA Section 203 based on a determination that the common units to be sold in this offering are passive, non-voting securities that will not allow any unitholders to exercise control over our public utility subsidiaries. If FERC grants our application, there will not be any restriction on the number of common units an investor can acquire. However, if FERC does not accept the characterization of the common units as non-voting securities, FERC approval would be required for any investor to acquire our common units to the extent that the investor, together with its affiliates, would thereby indirectly own or control 10.0% or more of the voting securities of our U.S. Project Entities. In that event, we would include restrictions in our partnership agreement preventing any such acquisition without FERC approval. A violation of these regulations by us as the seller, or an investor as the purchaser of our voting securities, could subject the party in violation to civil or criminal penalties under the FPA, including civil penalties of up to $1 million per day per violation and other possible sanctions imposed by FERC under the FPA.

We do not own all of the land on which the projects in our Initial Portfolio are located and our use and enjoyment of the property may be adversely affected to the extent that there are any lienholders or leaseholders that have rights that are superior to our rights.

We do not own all of the land on which the projects in our Initial Portfolio are located and they generally are, and our future projects may be, located on land occupied under long-term easements, leases and rights of way. The ownership interests in the land subject to these easements, leases and rights of way may be subject to mortgages securing loans or other liens and other easement, lease rights and rights of way of third parties that were created prior to our projects’ easements, leases and rights of way. As a result, some of our projects’ rights under such easements, leases or rights of way may be subject to the rights of these third parties. While we perform title searches, obtain title insurance, record our interests in the real property records of the projects’ localities and enter into non-disturbance agreements to protect ourselves against these risks, such measures may be inadequate to protect against all risk that our rights to use the land on which our projects are or will be located and our projects’ rights to such easements, leases and rights of way could be lost or curtailed. Any such loss or curtailment of our rights to use the land on which our projects are or will be located could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. See “Business—Legal Proceedings.”

We are subject to risks associated with litigation or administrative proceedings that could materially impact our operations, including future proceedings related to projects we subsequently acquire.

We are subject to risks and costs, including potential negative publicity, associated with lawsuits or claims contesting the operation or, if we acquire a project that has not reached COD at the time of the acquisition, construction of our projects. The result and costs of defending any such lawsuit, regardless of the merits and eventual outcome, may be material. For example, individuals and interest groups may sue to challenge the issuance of a permit for a project or seek to enjoin a project’s operations. We may also become subject to claims based on alleged negative health effects related to acoustics, shadow flicker or other claims associated with wind turbines from individuals who live near our projects. Any such legal proceedings or disputes could materially increase the costs associated with our operations. In addition, we may subsequently become subject to legal proceedings or claims contesting the construction or operation of our projects. Any such legal proceedings or disputes could materially delay our ability to complete construction of a project in a timely manner or at all or materially increase the costs associated with commencing or continuing a project’s commercial operations. Settlement of claims and unfavorable outcomes or developments relating to these proceedings or disputes, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Summerhaven, Conestogo and Bluewater are subject to Domestic Content Requirements under their FIT Contracts.

The FIT Contracts relating to Summerhaven, Conestogo and Bluewater require suppliers to source a minimum percentage of their equipment and services from Ontario resident suppliers to meet MRDCL. The MRDCL for Summerhaven and Conestogo is 25.0% and the MRDCL for Bluewater is 50.0%. Following their respective CODs, Summerhaven and Conestogo submitted reports to the OPA summarizing how they achieved the MRDCL for their respective projects (“Domestic Content Reports”) and the OPA issued letters to Summerhaven and Conestogo acknowledging the completeness of their Domestic Content Reports. Bluewater is not expected to achieve COD until the third quarter of 2014 and, accordingly, has not yet submitted a Domestic Content Report to the OPA. The OPA may not deem the Bluewater Domestic Content Report complete as required under the terms of the Bluewater FIT Contract and may request additional information from Bluewater and supporting documentation related to the activities that Bluewater undertook in order to meet its MRDCL. Following the issuance by the OPA of letters acknowledging the completeness of the Domestic Content Reports for Summerhaven, Conestogo and Bluewater, the OPA will have the right to audit these projects for a period of up to 7 years post-COD to confirm that they complied with the domestic content requirements under their respective FIT Contracts and achieved their respective MRDCLs. The failure by any of these projects to achieve its MRDCL could result in a default by such project under its FIT Contract, which default may not be possible to cure and could result in a termination of its FIT Contract, without compensation, by the OPA. A termination of the FIT Contract for Summerhaven, Conestogo or Bluewater could negatively affect revenues generated by such project and have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our cross-border operations require us to comply with anti-corruption laws and regulations of the U.S. government and non-U.S. jurisdictions.

Doing business in the U.S. and Canada requires us to comply with anti-corruption laws and regulations of the U.S. and Canadian governments. Our failure to comply with these laws and regulations may expose us to liabilities. These laws and regulations may apply to us, NextEra and its affiliates and our individual directors, officers, employees and agents and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, our Canadian operations are subject to U.S. laws and regulations, such as the FCPA, as well as Canadian anti-corruption laws. The FCPA prohibits U.S. companies and their officers, directors, employees and agents acting on their behalf from offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise securing an improper advantage. The FCPA also requires companies to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. As part of our business, we deal with foreign officials for purposes of the FCPA. As a result, business dealings between our employees and any such foreign official could expose us to the risk of violating anti-corruption laws even if such business practices may be customary or are not otherwise prohibited between us and a private third party. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We have established policies and procedures designed to assist us and personnel acting on our behalf in complying with applicable U.S. and Canadian laws and regulations; however, these policies and procedures may not be effective and any such violation of these legal requirements, inadvertent or otherwise, could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We are subject to risks associated with our ownership or acquisition of projects that remain under construction, which could result in our inability to complete construction projects on time or at all, and make projects too expensive to complete or cause the return on an investment to be less than expected.

As of the date of this prospectus, Bluewater remains under construction. As part of our acquisition strategy, we may choose to acquire other projects that have not yet commenced operations and remain under construction. There may be delays or unexpected developments in completing Bluewater or any future construction projects, which could cause the construction costs of these projects to exceed our expectations, result in substantial delays or prevent the project from commencing commercial operations. Various factors could contribute to construction-cost overruns, construction halts or delays or failure to commence commercial operations, including:

•	delays in obtaining, or the inability to obtain, necessary permits and licenses;

•	delays and increased costs related to the interconnection of new projects to the transmission system;

•	the inability to acquire or maintain land use and access rights;

•	the failure to receive contracted third-party services;

•	interruptions to dispatch at our projects;

•	supply interruptions;

•	work stoppages;

•	labor disputes;

•	weather interferences;

•	unforeseen engineering, environmental and geological problems, including discoveries of contamination, protected plant or animal species or habitat, archaeological or cultural resources or other environment-related factors;

•	unanticipated cost overruns in excess of budgeted contingencies; and

•	failure of contracting parties to perform under contracts.

In addition, where we have a relationship with a third party to complete construction of any construction project, we are subject to the viability and performance of the third party. Our inability to find a replacement contracting party, where the original contracting party has failed to perform, could result in the abandonment of the construction of such project, while we could remain obligated under other agreements associated with the project, including offtake agreements.

Any of these risks could cause our financial returns on these investments to be lower than expected or otherwise delay or prevent the completion of such projects or distribution of cash to us, or could cause us to operate below expected capacity or availability levels, which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Risks Related to Our Project Agreements

We rely on a limited number of Energy Sale Counterparties and we are exposed to the risk that they are unwilling or unable to fulfill their contractual obligations to us or that they otherwise terminate their agreements with us.

In most instances, we sell the energy generated by each of our projects to a single Energy Sale Counterparty under a long-term PPA, RESOP Contract or FIT Contract or into the IESO-managed system subject to a FIT Contract with a single Energy Sale Counterparty. We expect that these contracts will be the primary, and possibly the exclusive, source of cash flows available to make distributions to our unitholders. Thus, the actions of even one Energy Sale Counterparty may cause variability of our overall revenue, profitability and cash flows that are difficult to predict. Similarly, significant portions of our credit risk may be concentrated among a limited number of Energy Sale Counterparties and the failure of even one of these key customers to pay its obligations to us could significantly impact our business and financial results. We expect our largest Energy Sale Counterparties, which are PG&E and the OPA, to account for an aggregate of between approximately 45.0% and 50.0% of the net generation of our Initial Portfolio and an aggregate of between approximately 75.0% and 80.0% of our Adjusted EBITDA for the twelve-month period ending June 30, 2015. Any or all of our Energy Sale Counterparties may fail to fulfill their obligations under their PPAs, RESOP Contracts or FIT Contracts or with us, whether as a result of the occurrence of any of the following factors or otherwise:

•	Specified events beyond our control or the control of an Energy Sale Counterparty may temporarily or permanently excuse the Energy Sale Counterparty from its obligation to accept and pay for delivery of energy generated by a project. These events could include a system emergency, transmission failure or curtailment, adverse weather conditions or labor disputes.

•	Since a governmental entity makes payments with respect to the energy produced by some of our projects under FIT Contracts and RESOP Contracts, we are subject to the risk that the governmental entity may unilaterally change or terminate its contract with us, whether as a result of legislative, regulatory, political or other activities.

•	The ability of our Energy Sale Counterparties to fulfill their contractual obligations to us depends on their creditworthiness. We are exposed to the credit risk of our Energy Sale Counterparties over an extended period of time due to the long-term nature of our PPAs, RESOP Contracts or FIT Contracts with them. These customers could become subject to insolvency or liquidation proceedings or otherwise suffer a deterioration of their creditworthiness when they have not yet paid for energy delivered, any of which could result in underpayment or nonpayment under such agreements.

•	A default or failure by us to satisfy minimum energy delivery requirements or in mechanical availability levels under our PPAs could result in damage payments to the Energy Sale Counterparty or termination of the applicable PPA.

If our Energy Sale Counterparties are unwilling or unable to fulfill their contractual obligations to us, or if they otherwise terminate such agreements prior to their expiration, we may not be able to recover contractual payments and commitments due to us. Since the number of customers that purchase wholesale bulk energy is limited, we may be unable to find a new energy purchaser on similar or favorable terms or at all. In some cases, there currently is no economical alternative counterparty to the original Energy Sale Counterparty. For example, if the OPA fails to make payments as required by its FIT Contracts with our Ontario projects, these projects would receive only wholesale spot prices for output sold into the IESO-managed system, which could result in a reduction of cash flows and impact our ability to cover operational or financing costs for such projects. The loss of or a reduction in sales to any of our Energy Sale Counterparties could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We may not be able to extend, renew or replace expiring or terminated agreements, such as our PPAs, RESOP Contracts and FIT Contracts, at favorable rates or on a long-term basis.

As of June 30, 2014, after giving effect to the Bluewater FIT Contract, the capacity weighted average remaining contract life under our PPAs and FIT and RESOP Contracts will be approximately 21 years. Our ability to extend, renew or replace our existing PPAs and FIT Contracts depends on a number of factors beyond our control, including:

•	whether the Energy Sale Counterparty has a continued need for energy at the time of expiration, which could be affected by, among other things, the presence or absence of governmental incentives or mandates, prevailing market prices, and the availability of other energy sources;

•	the satisfactory performance of our delivery obligations under such PPAs, RESOP Contracts or FIT Contracts;

•	the regulatory environment applicable to our Energy Sale Counterparties at the time;

•	macroeconomic factors present at the time, such as population, business trends and related energy demand; and

•	the effects of regulation on the contracting practices of our Energy Sale Counterparties.

If we are not able to extend, renew or replace on acceptable terms existing PPAs, RESOP Contracts or FIT Contracts before contract expiration, or if such agreements are otherwise terminated in accordance with their terms prior to their expiration, we may be forced to sell the energy on an uncontracted basis at prevailing market prices, which could be materially lower than we received under the contract. Alternatively, if there is no market for a project’s uncontracted energy, we may be required to decommission the project before the end of its useful life. Any failure to extend or replace a significant portion of our existing PPAs, RESOP Contracts or FIT Contracts, or extending, renewing or replacing them at lower prices or with other unfavorable terms could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

If the energy production by or availability of our U.S. projects is less than expected, they may not be able to satisfy minimum production or availability obligations under U.S. Project Entities’ PPAs.

Our energy production or our projects’ availability could be less than historically has been the case or less than we have projected due to various factors, including unexpected wind or solar conditions, natural disasters, equipment underperformance, operational issues, changes in law or actions taken by third parties. Our U.S. Project Entities’ existing PPAs contain provisions that require us to produce a minimum amount of energy or be available a minimum percentage of time over periods of time specified in the PPAs. A failure to produce sufficient energy or to be sufficiently available to meet our commitments under our PPAs could result in the payment of damages or the termination of PPAs and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Risks Related to Our Acquisition Strategy and Future Growth

Our growth strategy depends on locating and acquiring interests in additional projects consistent with our business strategy at favorable prices.

We intend to pursue opportunities to acquire contracted clean energy projects that are either operational or, in limited circumstances, construction-ready or under development, from NEER and others consistent with our business strategy. Various factors could affect the availability of such projects to grow our business, including the following factors and those described in more detail in the additional risk factors below:

•	competing bids for a project, including the NEER ROFO Projects, from companies that may have substantially greater purchasing power, capital or other resources or a greater willingness to accept lower returns or more risk than we do;

•	fewer acquisition opportunities than we expect, which could result from, among other things, available projects having less desirable economic returns or higher risk profiles than we believe suitable for our acquisition strategy and future growth;

•	NEER’s failure to complete the development of the NEER ROFO Projects or other projects that have not yet commenced commercial operations, which could result from, among other things, failure to obtain or comply with permits, failure to procure the requisite financing or interconnection or failure to satisfy the conditions to the project agreements or any of the other projects in its development pipeline, in a timely manner or at all;

•	our failure to successfully develop and finance projects, to the extent that we decide to acquire projects that are not yet operational or to otherwise pursue development activities with respect to new projects;

•	our inability to obtain the necessary consents to consummate the acquisition; and

•	the presence or potential presence of:

•	pollution, contamination or other wastes at the project site;

•	protected plant or animal species;

•	archaeological or cultural resources;

•	waking or shadowing effects caused by neighboring activities, which reduce potential energy production by decreasing wind speeds or reducing available insolation;

•	land use restrictions and other environment-related siting factors;

•	growing local opposition to wind and solar projects in certain markets due to concerns about noise, health, environmental or other alleged impacts of wind or solar projects; and

•	slower industry growth than indicated in the third party sources upon which our industry growth estimates are based.

Any of these factors could limit our acquisition opportunities and prevent us from executing our growth strategy and making cash distributions to our unitholders. In addition, antidumping cases have been filed at the U.S. Department of Commerce that seek to impose duties on solar cells manufactured in Taiwan that are incorporated in solar panels imported into the U.S. by Chinese companies. If these cases are successful, the price of solar panels could increase which may make development of solar projects less competitive and adversely impact our ability to acquire solar projects in the future.

Further, even if we consummate acquisitions that we believe will be accretive to cash available for distribution per common unit, those acquisitions may decrease the cash available for distribution as a result of incorrect assumptions in our evaluation of such acquisitions, unforeseen consequences or other external events beyond our control.

Any failure to locate and acquire interest in additional, contracted clean energy projects at favorable prices could have a material adverse effect on our ability to grow our business and make cash distributions to our unitholders.

NEE Operating LP’s partnership agreement requires that it distribute its available cash, which could limit its ability to grow and make acquisitions.

We expect that NEE Operating LP will distribute its available cash (as defined in NEE Operating LP’s partnership agreement) to its unitholders, including us, and will rely primarily upon external financing sources, including commercial borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn could have a material adverse effect on our ability to grow our business and make cash distributions to our unitholders. To the extent we or NEE Operating LP issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our or NEE Operating LP’s partnership agreements and we do not anticipate there being limitations in NEE Operating LP’s new revolving credit facility, on our or NEE Operating LP’s ability to issue additional units, including units ranking senior to our or NEE Operating LP’s common units. In addition, because NEE Operating LP intends to distribute its available cash, our growth may not be as fast as that of businesses which reinvest their available cash to expand ongoing operations. As a result, to the extent NEE Operating LP is unable to finance growth externally or external financing significantly increases interest expense or results in the issuance of additional units, our cash distribution policy will significantly impair its ability to grow and increase its distributions to us.

Lower prices for other fuel sources reduce the demand for wind and solar energy.

The amount of wind and solar energy demand is affected by the price and availability of other fuels, including nuclear, coal, natural gas and oil, as well as other sources of renewable energy. For example, low natural gas prices have led, in some instances, to increased natural gas consumption in lieu of other energy sources. To the extent renewable energy, particularly wind and solar energy, becomes less cost-competitive due to reduced government targets and incentives that favor renewable energy, cheaper alternatives or otherwise, demand for wind and solar energy and other forms of renewable energy could decrease. Slow growth or a long-term reduction in the energy demand could have a material adverse effect on our ability to grow our business and make cash distributions to our unitholders.

Government regulations providing incentives and subsidies for clean energy could change at any time and such changes may negatively impact our growth strategy.

Our strategy to grow our business through the acquisition of clean energy projects partly depends on current government policies that promote and support clean energy and enhance the economic viability of owning clean energy projects. Clean energy projects currently benefit from various U.S. federal, state and local governmental incentives, such as PTCs, ITCs, the 1603 Cash Grant Program, loan guarantees, RPS, the Modified Accelerated Cost-Recovery System for depreciation and other incentives, as well as similar Canadian incentives, such as FIT programs, RPS, accelerated cost recovery deductions and other commercially oriented incentives. These policies have had a significant impact on the development of clean energy and they could change at any time. These incentives make the development of clean energy projects more competitive by providing tax credits or grants and accelerated depreciation for a portion of the development costs, decreasing the costs associated with developing such projects or creating demand for renewable energy assets through RPS programs. A loss or reduction in such incentives could decrease the attractiveness of clean energy projects to developers, including NextEra, which could reduce our acquisition opportunities. Such a loss or reduction could also reduce our willingness to pursue or develop certain clean energy projects due to higher operating costs or lower PPAs, RESOP Contracts and FIT Contracts.

If these policies are not renewed, the market for future clean energy PPAs or FIT Contracts may be smaller and the prices for future clean energy PPAs or FIT Contracts may be lower. For example, the U.S. Internal Revenue Code of 1986, as amended (the “Code”) provides a PTC on a ¢/kWh basis for all qualifying energy produced by a qualifying U.S. wind project during the first ten years after it commences commercial operations. The PTC is no longer available for new wind projects unless they were “under construction” by the end of 2013 and the developer uses “continuous efforts” towards commencing commercial operations. Under IRS guidance, projects that were under construction by the end of 2013 and have commenced commercial operations by the end of 2015 will be deemed to have used continuous efforts. The ITC and 1603 Cash Grant Program are U.S. federal incentives that provide an income tax credit or cash grant after the project commences commercial operations of up to 30.0% of eligible installed costs. An owner of a project that meets the requirements of the applicable incentive has the option to choose which of the foregoing incentives to pursue. A solar project must commence commercial operations on or before December 31, 2016, to qualify for the 30.0% ITC. A solar project that commences commercial operations after December 31, 2016, may qualify for an ITC equal to 10.0% of eligible installed costs. Alternatively, in order to qualify for the 1603 Cash Grant, a solar project must have begun construction by the end of 2011 and have commenced commercial operations on or before December 31, 2016. To the extent that these policies are changed in a manner that reduces the incentives that benefit our projects, they could generate reduced revenues and reduced economic returns, experience increased financing costs and encounter difficulty obtaining financing.

Additionally, some states with RPS targets have met, or in the near future will meet, their renewable energy targets. For example, California, which has one of the most aggressive RPS in the U.S., is poised to meet its current target of 25% renewable energy generation by 2016 and has the potential to meet its goal of 33% renewable power generation by 2020 with already-proposed new renewable energy projects. Ontario anticipates meeting its non-hydro renewable energy target of 10.7 GW by 2021. If, as a result of achieving these targets, these and other U.S. states and Canadian provinces do not increase their targets in the near future, demand for additional renewable energy could decrease. To the extent other states and provinces adopt RPS targets, programs or goals, demand for renewable energy could decrease in the future. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and ability to grow our business and make cash distributions to our unitholders.

Our growth strategy depends on the acquisition of projects developed by NextEra and third parties, which face risks related to project siting, financing, construction, permitting, the environment, governmental approvals and the negotiation of project development agreements.

Project development is a capital intensive business that relies heavily on the availability of debt and equity financing sources to fund projected construction and other capital expenditures. As a result, in order to successfully develop a project, development companies, including NextEra, must obtain sufficient financing to complete the development phase of their projects. Any significant disruption in the credit and capital markets or a significant increase in interest rates could make it difficult for development companies to raise funds when needed to secure construction financing, which would limit a project’s ability to obtain financing to complete the construction of a project we may seek to acquire.

Project developers, including NextEra, develop, construct, manage, own and operate clean energy and transmission facilities. A key component of their businesses is their ability to construct and operate generation and transmission facilities to meet customer needs. As part of these activities, project developers must periodically apply for licenses and permits from various regulatory authorities and abide by their respective conditions and requirements. If project developers, including NextEra, are unsuccessful in obtaining necessary licenses or permits on acceptable terms or encounter delays in obtaining or renewing such licenses or permits, or if regulatory authorities initiate any associated investigations or enforcement actions or impose penalties or reject projects, the potential number of projects that may be available for us to acquire may be reduced or potential transaction opportunities may be delayed.

If the challenges of developing projects increase for project developers, including NextEra, our pool of available opportunities may be limited, which could have a material adverse effect on our ability to grow our business and make cash distributions to our unitholders.

Our ability to effectively consummate future acquisitions will also depend on our ability to arrange the required or desired financing for acquisitions.

We may not have sufficient availability under our credit facilities or have access to project-level financing on commercially reasonable terms when acquisition opportunities arise. An inability to obtain the required or desired financing could significantly limit our ability to consummate future acquisitions and effectuate our growth strategy. If financing is available, it may be available only on terms that could significantly increase our interest expense, impose additional or more restrictive covenants and reduce cash available for distribution. Similarly, the issuance of additional equity securities as consideration for acquisitions could cause significant unitholder dilution and reduce the cash available for distribution per unit if the acquisitions are not sufficiently accretive. Our inability to effectively consummate future acquisitions could have a material adverse effect on our ability to grow our business and make cash distributions to our unitholders.

Acquisitions of existing clean energy projects involve numerous risks.

Our strategy includes growing our business through the acquisition of existing clean energy projects. The acquisition of existing clean energy projects involves numerous risks, including exposure to existing liabilities and unanticipated post-acquisition costs associated with the pre-acquisition activities by the project, difficulty in integrating the acquired projects into our business and, if the projects are in new markets, the risks of entering markets where we have limited experience. Additionally, we risk overpaying for such projects (or not making acquisitions on an accretive basis) and failing to retain the customers of such projects. While we will perform due diligence on prospective acquisitions, we may not discover all potential risks, operational issues or other issues in such projects. Further, the integration and consolidation of acquisitions require substantial human, financial and other resources and, ultimately, our acquisitions may divert our management’s attention from our existing business concerns, disrupt our ongoing business or not be successfully integrated. Future acquisitions might not perform as expected or the returns from such acquisitions might not support the financing utilized to acquire them or maintain them. A failure to achieve the financial returns we expect when we acquire clean energy projects could have a material adverse effect on our ability to grow our business and make cash distributions to our unitholders.

Renewable energy procurement is subject to U.S. state and Canadian provincial regulations, with relatively irregular, infrequent and often competitive procurement windows.

With few material federal policies driving the growth of renewable energy, each U.S. state and Canadian province has its own renewable energy regulations and policies. Renewable energy developers must anticipate the future policy direction in each state and province and secure viable projects before they can bid to procure a PPA or FIT Contract or other contract through often highly competitive auctions. In particular, energy policy in the key market of Ontario is subject to a political process with respect to its FIT Program and renewable energy procurements that may change dramatically as a result of changes in the provincial or political climate. A failure to anticipate accurately the future policy direction in a jurisdiction or to secure viable projects could have a material adverse effect on our ability to grow our business and make cash distributions to our unitholders.

While we currently own only wind and solar projects, we may acquire other sources of clean energy, including natural gas and nuclear projects, and may expand to include other types of assets including transmission projects. Any future acquisition of non-renewable energy projects, including transmission projects, may present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors.

We may acquire other sources of clean energy, including contracted natural gas and nuclear projects, and other types of projects, including transmission projects. We may be unable to identify attractive non- renewable energy or transmission acquisition opportunities or acquire such projects at a price and on terms that are attractive. In addition, the consummation of such acquisitions could expose us to increased operating costs, unforeseen liabilities or risks including regulatory and environmental issues associated with entering new sectors of the energy industry, including requiring a disproportionate amount of our management’s attention and resources, which could have an adverse impact on our business and place us at a competitive disadvantage relative to more established non-renewable energy market participants. A failure to successfully integrate such acquisitions with our then-existing projects as a result of unforeseen operational difficulties or otherwise, could have a material adverse effect on our business, financial condition, results of operations and ability to grow our business and make cash distributions to our unitholders.

We face substantial competition primarily from developers, IPPs, pension and private equity funds for opportunities in North America.

We believe our primary competitors for opportunities in North America are developers, IPPs, pension and private equity funds. We also compete for personnel with requisite industry knowledge and experience. Furthermore, the industry has experienced and may experience volatile demand for wind turbines, solar panels and related components. If demand for this equipment increases, suppliers may give priority to other market participants, including our competitors, who may have greater resources than we do. An inability to effectively compete with developers, IPPs, pension and private equity funds for opportunities in North America could have a material adverse effect on our ability to grow our business and make cash distributions to our unitholders.

Risks Related to Our Financial Activities

Restrictions in our new credit facility could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Upon the completion of this offering, NEE Operating LP expects to enter into a $         million revolving credit facility. This new credit facility will contain various covenants and restrictive provisions that will limit NEE Operating LP’s ability to, among other things:

•	incur or guarantee additional debt;

•	make distributions on or redeem or repurchase common units;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of projects.

The new credit facility also will contain covenants requiring NEE Operating LP to maintain certain financial ratios, including as a condition to making cash distributions to us and its other unitholders. NEE Operating LP’s ability to meet those financial ratios and tests can be affected by events beyond our control, and it may be unable to meet those ratios and tests and therefore may be unable to make cash distributions to its unitholders including us. As a result, we may be unable to make distributions to our unitholders. In addition, the new credit facility will contain events of default customary for transactions of this nature, including the occurrence of a change of control.

The provisions of the new credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. A failure to comply with the provisions of the new credit facility could result in an event of default, which could enable the lenders to declare, subject to the terms and conditions of the revolving credit facility, any outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of the debt is accelerated, the revenue from the projects may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment. See “Description of Certain Financing Arrangements—New Revolving Credit Facility.”

Our cash available for distribution to our unitholders may be reduced as a result of restrictions on our subsidiaries’ cash distributions to us under the terms of their indebtedness.

Following the completion of this offering, we and NEE Operating LP intend to pay quarterly cash distributions on all of our outstanding common units. However, in any period, our and NEE Operating LP’s ability to pay cash distributions to our respective unitholders will depend on the performance of our subsidiaries as well as all of the other factors described under “Our Cash Distribution Policy and Restrictions on Distributions.” The ability of our subsidiaries to make distributions to us and NEE Operating LP may be restricted by, among other things, the provisions of existing and future indebtedness.

The agreements governing our subsidiaries’ project-level debt contain financial tests and covenants that our subsidiaries must satisfy prior to making distributions and restrict our subsidiaries from making more than one distribution per quarter or per six-month period. If any of our subsidiaries is unable to satisfy these restrictions or is otherwise in default under such agreements, it would be prohibited from making distributions that could, in turn, limit our ability to pay cash distributions to our unitholders. Additionally, such agreements require our projects to establish a number of reserves out of their revenues, including reserves to service our debt and reserves for operation and maintenance expenses, which have already been funded. These cash reserves will affect the amount of cash distributed by NEE Operating LP, which ultimately will affect the amount of cash available for distribution to our unitholders. Also, upon the occurrence of certain events, including our subsidiaries’ inability to satisfy distribution conditions for an extended period of time, our subsidiaries’ revenues may be swept into one or more accounts for the benefit of the lenders under the subsidiaries’ debt agreements and the subsidiaries may be required to prepay indebtedness. Restrictions preventing our subsidiaries’ cash distributions could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our subsidiaries’ substantial amount of indebtedness may adversely affect our ability to operate our business and our failure to comply with the terms of our indebtedness could have a material adverse effect on our financial condition.

After giving effect to the Organizational Transactions, including this offering and the use of the offering proceeds, our consolidated indebtedness as of             , 2014, would have been approximately $         million, all of which would have represented project-level debt with a weighted average maturity of                 years. In addition, we expect that NEE Operating LP’s new revolving credit facility will be undrawn upon the completion of this offering, which would permit NEE Operating LP to incur up to $         million of additional borrowings under such facility.

Our subsidiaries’ substantial indebtedness could have important consequences. For example,

•	failure to comply with the covenants in the agreements governing these obligations could result in an event of default under those agreements, which could be difficult to cure, result in our bankruptcy or, with respect to subsidiary debt, result in loss of our ownership interest in one or more of our subsidiaries or in some or all of their assets as a result of foreclosure;

•	our subsidiaries’ debt service obligations require them to dedicate a substantial portion of their cash flow to pay principal and interest on their debt, thereby reducing their cash available to execute our business plan and make cash distributions to our unitholders;

•	our subsidiaries’ substantial indebtedness could limit our ability to fund operations of future acquisitions and our financial flexibility, which could reduce our ability to plan for and react to unexpected opportunities;

•	our subsidiaries’ substantial debt service obligations make us vulnerable to adverse changes in general economic, credit markets, capital markets, industry, competitive conditions and government regulation that could place us at a disadvantage compared to competitors with less debt; and

•	our subsidiaries’ substantial indebtedness could limit our ability to obtain financing for working capital including collateral postings, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes.

If our subsidiaries, including NEE Operating LP, do not comply with their obligations under their debt instruments, they may be required to refinance all or a part of their indebtedness, which they may not be able to do on similar terms or at all. Increases in interest rates and changes in debt covenants may reduce the amounts that we can borrow, reduce our cash flows and increase the equity investment we may be required to make in any projects we may acquire. In addition, the project-level financing for our projects under construction prohibits distributions until such project commences operations. If our subsidiaries are not able to generate sufficient operating cash flow to repay their outstanding indebtedness or otherwise are unable to comply with the terms of their indebtedness, we could be required to reduce overhead costs, reduce the scope of our projects, sell some or all of our projects or delay construction of projects we may acquire, all of which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Currency exchange rate fluctuations may affect our operations.

We may be exposed to currency exchange rate fluctuations to the extent the cash flows generated by our projects are in multiple currencies. For example, 36% of our revenue for the year ended December 31, 2013, was denominated in Canadian dollars and we expect net revenue from Canadian dollar markets to continue to represent a meaningful portion of our net revenue. Any measures that we may implement to reduce the effect of currency exchange rate fluctuations and other risks of our multinational operations may not be effective or may be overly expensive. In addition, foreign currency translation risk arises upon the translation of the financial statements of our subsidiaries whose functional currency is the Canadian dollar into U.S. dollars for the purpose of preparing our combined financial statements included elsewhere in this prospectus. The assets and liabilities of our Canadian dollar denominated subsidiaries are translated at the closing rate at the date of reporting and income statement items are translated at the average rate for the period. These currency translation differences may have significant negative impacts. Foreign currency transaction risk also arises when we or our subsidiaries enter into transactions where the settlement occurs in a currency other than the functional currency of NextEra or our subsidiaries. Exchange differences arising from the settlement or translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized as profit or loss in the period in which they arise, which could materially impact our net income.

To the extent that we engage in hedging activities to reduce our currency exchange rate exposure, we may be prevented from realizing the full benefits of exchange rate increases above the level of the hedges. However, because we are not fully hedged, we will continue to have exposure on the unhedged portion of the currency we exchange.

Additionally, our hedging activities may not be as effective as we anticipate reducing the volatility of our future cash flows. Our hedging activities can result in substantial losses if hedging arrangements are imperfect or ineffective or our hedging policies and procedures are not followed properly or do not work as intended. Further, hedging contracts are subject to the credit risk that the other party may prove unable or unwilling to perform its obligations under the contracts, particularly during periods of weak and volatile economic conditions. Certain of the financial instruments we use to hedge our exchange rate exposure must be accounted for on a mark-to-market basis. This causes periodic earnings volatility due to fluctuations in exchange rates. Any exposure to adverse currency exchange rate fluctuations could materially and adversely affect our financial condition, results of operations and cash flows and our ability to make cash distributions to our unitholders.

We are exposed to risks inherent in our use of interest rate swaps.

Some of our subsidiaries’ indebtedness accrues interest at variable rates, and some of our subsidiaries have used interest rate swaps to try to protect against market volatility. The use of interest rate swaps, however, does not eliminate the possibility of fluctuations in the value of the position or prevent losses if the value of the position declines. Such transactions may also limit the opportunity for gain if the value of a position increases. In addition, to the extent that actively quoted market prices and pricing information from external sources are not available, the valuation of these contracts will involve judgment or the use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. If the values of these financial contracts change in a manner that we do not anticipate, or if a counterparty fails to perform under a contract, it could materially adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Risks Related to Our Relationship with NextEra

NextEra will exercise substantial influence over us and we are highly dependent on NextEra and its affiliates.

Upon the completion of this offering, NextEra will indirectly own our general partner and have the ability to appoint all of the executive officers and directors of our general partner. In addition, NextEra, through NEE Equity, will hold         % of the common units of NEE Operating LP and         % of our voting power through the Special Voting Units (or         % and         %, respectively, if the underwriters exercise in full their option to purchase additional units). As a result, NextEra will continue to have a substantial influence on our affairs and majority voting power on certain matters requiring the approval of our unitholders that do not exclude votes of NextEra and its affiliates. This concentration of ownership may delay or prevent a change in control of NEE Partners, which could prevent unitholders from receiving a premium for their common units. In addition, certain of our project subsidiaries are party to agreements or subject to various regulatory or tax regimes that require NextEra or its affiliates to maintain certain levels of direct or indirect ownership, which could limit NextEra’s ability to decrease its ownership percentage in the future. NextEra will also have the right to appoint all of our directors.

We will depend on NextEra to provide or arrange O&M services for us under the Management Services Agreement and to continue to provide existing credit support on behalf of our subsidiaries. Any failure by NextEra to perform its obligations under the Management Services Agreement or the failure by us to identify and contract with replacement management service providers or provide replacement credit support on similar terms, if required, could materially impact the successful operation of our projects. Under this agreement, certain NextEra employees will provide services to us. These services will not be the primary responsibility of these employees, nor will these employees be required to act for us alone. The Management Services Agreement will not require any specific individuals to be provided by NextEra and NextEra will have the discretion to determine which of its employees will perform services required to be provided to us.

Our future success will depend on the continued service of employees of NextEra or its affiliates, who are not obligated to remain employed with NextEra. Our future also depends on NextEra’s successful renegotiation of collective bargaining agreements with its bargaining employees on acceptable terms when those agreements expire or otherwise terminate. NextEra has experienced departures of key professionals and personnel and key professionals and personnel may depart in the future, and any such departures may adversely affect our ability to achieve our objectives. The departure of a significant number of NextEra’s professionals or a significant portion of the NextEra employees who work at any of our projects for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We are highly dependent on credit support from NextEra and its affiliates. Our subsidiaries may default under contracts or become subject to cash sweeps if credit support is terminated, if NextEra or its affiliates fail to honor their obligations under credit support arrangements, or if NextEra or another credit support provider ceases to satisfy creditworthiness requirements, and we will be required in certain circumstances to reimburse NextEra for draws that are made on credit support.

We will depend on guarantees and letters of credit that have been provided by NEECH, NEER and other NextEra affiliates to counterparties on behalf of our subsidiaries to satisfy our subsidiaries’ contractual obligations to provide credit support, including under PPAs, FIT Contracts and RESOP Contracts. These NextEra affiliates also have provided credit support to lenders to fund reserve accounts, to facilitate NextEra’s cash management practices, to support Genesis’ debt repayment obligations in relation to its expected 1603 Cash Grant and to cover the risk that 1603 Cash Grant proceeds received by any U.S. Project Entity are later recaptured by the U.S. Treasury. We expect NEECH, NEER and other NextEra affiliates, upon our request and at the Manager’s option, to provide credit support on behalf of any projects we may acquire in the future on similar terms but they are under no obligation to do so. See “Certain Relationships and Related Party Transactions—Management Services Agreement—Credit Support.” Any failure of our subsidiaries to maintain acceptable credit support or credit support providers to honor their obligations under their respective credit support arrangements could cause, among other things, events of default to arise under our subsidiaries’ PPAs, FIT Contracts or RESOP Contracts and financing agreements. Such events of default could entitle Energy Sale Counterparties to terminate their contracts with our subsidiaries or could entitle lenders to accelerate indebtedness owed to them, which could result in the insolvency of our subsidiaries. In addition, if beneficiaries draw on credit support provided by NEECH, NEER and these other NextEra affiliates, then NEE Operating LP may be required to reimburse them for the amounts drawn, which would reduce NEE Operating LP’s available cash. These events could decrease our revenues, restrict distributions from our subsidiaries, or result in a sale of or foreclosure on our assets. Further, NextEra affiliates may not provide credit support in respect of new projects on the same terms on which they currently provide credit support for our existing projects, which may require us to obtain the required credit support from third parties on less favorable terms and may prevent us from consummating the acquisition of additional projects. All of the foregoing events, including a failure of NEE Operating LP to have sufficient funds to satisfy its reimbursement obligations, could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

NEER, as the Manager under the Management Services Agreement, will be allowed to withdraw funds received by our subsidiaries, including NEE Operating LP, each quarter as partial consideration for its obligation to provide credit support to us. The Manager will use these funds for its own account without paying additional consideration to us and is obligated to return these funds only as needed to cover project costs and distributions or as demanded by NEE Operating LP. Our financial condition and ability to make distributions to our unitholders, as well as our ability to grow distributions in the future, is highly dependent on the Manager’s performance of its obligations to return a portion of these funds.

Under the Management Services Agreement, the Manager or one of its affiliates will be permitted to withdraw funds received by our subsidiaries, including NEE Operating LP, and hold them in an account of the Manager or one of its affiliates to the extent the funds are not required to pay our or our subsidiaries’ costs or otherwise required to be retained by our subsidiaries, until the financing agreements of our subsidiaries permit distributions to be made to NEE Operating LP or, in the case of NEE Operating LP, until a minimum quarterly distribution is scheduled to be paid. To the extent that the Manager and its affiliates choose to use such excess funds in their own operations instead of returning them to us, it would reduce the amount of cash available to be used for acquisitions, capital expenditures and distributions to unitholders. For example, the Manager’s obligation to return funds prior to a scheduled distribution date is limited to the amount required to fund NEE Operating LP’s anticipated quarterly distribution, unless the return of such funds is demanded by NEE Operating LP. Our ability to grow our distributions in the future is dependent on the growth of NEE Operating LP’s distributions to us, which could be limited if the Manager decides to retain excess funds for its own operations instead of returning them to us. In addition, the Manager will not pay us any interest or additional consideration for the use of these funds. If the Manager or one of its affiliates realizes any earnings on NEE Operating LP’s or its subsidiaries’ funds prior to the return of such funds, it will be permitted to retain those earnings for its own account. The failure of the Manager to return funds to our subsidiaries for any reason could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We may not be able to consummate future acquisitions from NEER.

Our ability to grow through acquisitions and increase distributions to unitholders is dependent in part on our ability to make acquisitions that result in an increase in cash available for distribution per unit. Our growth strategy is based in part on our right of first offer with respect to certain projects that NextEra may elect to sell, as described in “Certain Relationships and Related Party Transactions—Omnibus Agreement.” Such acquisitions may not be available to us on acceptable terms or at all. Other than the right of first offer with respect to any NEER ROFO Projects that NEER elects to sell during the six-year period following the completion of this offering, NEER has no obligation to make any projects available to us for potential purchase. The consummation and timing of any future acquisitions will depend upon, among other things, whether:

•	we are able to identify attractive acquisition candidates;

•	we are able to negotiate acceptable purchase agreements;

•	we are able to obtain financing for these acquisitions on economically acceptable terms; and

•	we are outbid by competitors.

Additionally, several factors could materially and adversely impact the extent to which suitable acquisition opportunities are made available from NEER, including an assessment by NEER relating to our liquidity position, the risk profile of an opportunity, its fit with our operations, limits on NEE personnel’s ability to devote their time to NEE Partners and other factors. The overall question of an acquisition’s suitability is highly subjective and specific to NEE Partners. For example, if NEER determines that a future acquisition opportunity other than the NEER ROFO Projects is not suitable for us, NEER will not be precluded from determining that the same opportunity is suitable for itself or another NextEra affiliate. Furthermore, if NEER reduces its ownership interest in us, it may be less willing to sell the NEER ROFO Projects to us. In addition, there are limited restrictions on NEER’s ability to sell the NEER ROFO Projects to a third party. An inability by NEER to identify, or a failure by NEER to make available, suitable acquisition opportunities could hinder our growth and materially adversely impact our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We may not be able to successfully consummate any future acquisitions, whether from NEER or any third parties. Any acquisitions that may be available to us may require that we be able to access the debt and equity markets. However, we may be unable to access such markets on attractive terms or at all. If we are unable to make future acquisitions, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in cash available for distribution per unit as a result of incorrect assumptions in our evaluation of such acquisitions or unforeseen consequences or other external events beyond our control. Acquisitions involve numerous risks, including difficulties in integrating acquired businesses, inefficiencies and unexpected costs and liabilities. These events could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our general partner and its affiliates, including NextEra, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other holders of our common units.

Following this offering, NextEra will indirectly own and control our general partner and will appoint all of our general partner’s officers and directors. All of our general partner’s executive officers and a majority of our general partner’s initial directors also will be officers of NextEra. Conflicts of interest exist and may arise as a result of the relationships between our general partner and its affiliates, including NextEra, on the one hand, and us and our limited partners, on the other hand. Although, our general partner has a duty to manage us in a manner beneficial to us and our limited partners, our general partner’s directors and officers have fiduciary duties to manage our general partner in a manner beneficial to its owner, NextEra. In addition, NEER or certain of its affiliates will provide certain services to us under the Management Services Agreement, including with respect to carrying out our day-to-day management and providing individuals to act as our general partner’s executive officers. These same executive officers may help our general partner’s board of directors evaluate potential acquisition opportunities presented by NEER under the Omnibus Agreement.

In resolving such conflicts of interest, our general partner may favor its own interests and the interests of its affiliates, including NextEra, over the interests of our unitholders. These conflicts include the following situations, among others:

•	Neither our partnership agreement, nor the Management Services Agreement nor any other agreement requires NextEra or its affiliates to pursue a business strategy that favors us or uses our projects or dictates what markets to pursue or grow. NextEra’s directors and officers have a fiduciary duty to make these decisions in the best interests of NextEra, which may be contrary to our interests.

•	Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

•	Our general partner’s affiliates are not limited in their ability to compete with us and neither our general partner nor its affiliates have any obligation to present business opportunities to us except for the NEER ROFO Projects.

•	Our general partner is allowed to take into account the interests of parties other than us, such as NextEra, in resolving conflicts of interest.

•	We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates, including NextEra. The officers of our general partner will also devote significant time to the business of NextEra and will be compensated by NextEra accordingly.

•	Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

•	Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

•	Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders.

•	Our general partner determines which costs incurred by it are reimbursable by us.

•	We reimburse our general partner and its affiliates for expenses.

•	Our general partner intends to limit its liability regarding our contractual and other obligations.

•	Our common units are subject to our general partner’s limited call right.

•	Our general partner controls the enforcement of the obligations that it and its affiliates owe to us, including NextEra’s obligations under the Omnibus Agreement and its other commercial agreements with us.

•	We may choose not to retain counsel, independent accountants or other advisors separate from those retained by our general partner to perform services for us or for the holders of common units.

See “Conflicts of Interests and Duties.”

A decision by our general partner to favor its own interests and the interests of NextEra over our interests and the interests of our unitholders could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

NextEra and other affiliates of our general partner are not restricted in their ability to compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. Affiliates of our general partner, including NextEra and its other subsidiaries, are not prohibited, including under the Management Services Agreement, from owning projects or engaging in businesses that compete directly or indirectly with us. NextEra currently holds interests in, and may make investments in and purchases of, entities that acquire, own and operate other power generators. NEER will be under no obligation to make any acquisition opportunities available to NEE Operating LP, other than under the Omnibus Agreement.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and NextEra. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and holders of our common units.

We may be unable to terminate the Management Services Agreement.

The Management Services Agreement will provide that we may only terminate the agreement upon 30 days prior written notice to NEER upon the occurrence of any of the following:

•	NEER defaults in the performance or observance of any material term, condition or covenant contained therein in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice thereof is given to NextEra;

•	NEER engages in any act of fraud, misappropriation of funds or embezzlement that results in material harm to us;

•	NEER is grossly negligent in the performance of its duties under the agreement and such gross negligence results in material harm to us; or

•	upon the happening of certain events relating to the bankruptcy or insolvency of NextEra or NEER.

We will not be able to terminate the agreement for any other reason, including if NEER experiences a change of control and the agreement continues in perpetuity until terminated in accordance with its terms. If NEER’s performance does not meet the expectations of investors and we are unable to terminate the Management Services Agreement, the market price of our common units could suffer. In addition, even if the Management Services Agreement is terminated, it may not terminate in respect of provisions relating to the payment of the IDR Fee, which could result in NextEra or its affiliates receiving payments that would otherwise be distributed to our common unitholders even though NextEra would be no longer obligated to provide services to us under the Management Services Agreement.

If NextEra terminates the Management Services Agreement or defaults in the performance of its obligations thereunder, we may be unable to contract with a substitute service provider on similar terms, or at all.

We will rely on NEER to provide us with management services under the Management Services Agreement and will not have independent executive or senior management personnel. The Management Services Agreement will provide that NEER may terminate the agreement upon 180 days prior written notice of termination to us if we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to NEER and the default continues unremedied for a period of 30 days after written notice of the breach is given to us. If NEER terminates the Management Services Agreement or defaults in the performance of its obligations thereunder, we may be unable to contract with a substitute service provider on similar terms or at all, and the costs of substituting service providers may be substantial. In addition, NEER is familiar with our projects and, as a result, NEER has certain synergies with us. A substitute service provider would lack such synergies and may not be able to provide the same level of service to us. If we cannot locate a service provider that is able to provide us with substantially similar services as NextEra does under the Management Services Agreement on similar terms, it would likely have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our arrangements with NextEra limit its liability, and we have agreed to indemnify NextEra against claims that it may face in connection with such arrangements, which may lead NextEra to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

Under the Management Services Agreement, NEER and its affiliates will not assume any responsibility other than to provide or arrange for the provision of the services described in the Management Services Agreement in good faith. Additionally, under the Management Services Agreement, the liability of NEER and its affiliates will be limited to the fullest extent permitted by law to conduct involving bad faith, fraud, willful misconduct or gross negligence or, in the case of a criminal matter, to action that was known to have been unlawful. We will agree to indemnify NEER and its affiliates to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by NEER and its affiliates, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. Additionally, the maximum amount of the aggregate liability of NEER or any of its affiliates in providing services under the Management Services Agreement or otherwise, or of any director, officer, employee, contractor, agent, advisor or other representative of NEER or any of its affiliates, will be equal to the base management fee previously paid by us in the two most recent calendar years under the Management Services Agreement. These protections may result in NEER and its affiliates tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which NEER and its affiliates are a party may also give rise to legal claims for indemnification, which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

The credit and risk profile of our general partner and its owner, NextEra, could adversely affect our credit ratings and risk profile, which could increase our borrowing costs or hinder our ability to raise capital.

The credit and business risk profiles of our general partner and NextEra may be considered in credit evaluations of us because our general partner, which is owned by NextEra, controls our business activities, including our and NEE Operating LP’s cash distribution policy and growth strategy. Any adverse change in the financial condition of NextEra, including the degree of its financial leverage and its dependence on cash flows from us to service its indebtedness, or a downgrade of NextEra’s investment-grade credit rating, may adversely affect our credit ratings and risk profile.

If we were to seek a credit rating, our credit rating may be adversely affected by the leverage of our general partner or NextEra, as credit rating agencies such as Standard & Poor’s Ratings Services, Moody’s Investors Service and Fitch Ratings, Inc. may consider the leverage and credit profile of NextEra because of its ownership interest in and control of us. Any adverse effect on our credit rating would increase our cost of borrowing or hinder our ability to raise financing in the capital markets, which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Risks Related to this Offering and Ownership of Our Common Units

Our ability to make distributions to our unitholders depends on the ability of NEE Operating LP to make cash distributions to its limited partners.

Our cash flow is generated from distributions we receive from NEE Operating LP, which will consist solely of cash distributions that it has received from its subsidiaries. Additionally, during the purchase price adjustment period, we may receive additional cash flows from any payments we receive from NEE Equity under the Purchase Agreement, which will be funded solely by the distributions NEE Equity receives from NEE Operating LP. The amount of cash that NEE Operating LP’s subsidiaries will be able to distribute to NEE Operating LP each quarter principally depends upon the amount of cash such subsidiaries generate from their operations. NEE Operating LP may not have sufficient available cash each quarter to continue paying distributions at its current level or at all. If NEE Operating LP reduces its per unit distribution, either because of reduced operating cash flow, higher expenses, capital requirements or otherwise, we will have less cash available for distribution to our common unitholders and would likely be required to reduce our per unit distribution.

The amount of cash that NEE Operating LP can distribute to its unitholders, including us, each quarter principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

•	the amount of power generated from its projects and the prices received therefor;

•	its operating costs;

•	payment of interest and principal amortization, which depends on the amount of its indebtedness and the interest payable thereon;

•	the ability of NEE Operating LP’s subsidiaries to distribute cash under their respective financing agreements;

•	the completion of ongoing construction activities on time and on budget;

•	its capital expenditures; and

•	if NEE Operating LP acquires a project prior to its COD, timely completion of future construction projects.

In addition, the amount of cash that NEE Operating LP will have available for distribution will depend on other factors, some of which are beyond its control, including:

•	availability of borrowings under its credit facility to pay distributions;

•	the costs of acquisitions, if any;

•	fluctuations in its working capital needs;

•	timing and collectability of receivables;

•	restrictions on distributions contained in its credit facility and financing documents;

•	prevailing economic conditions;

•	access to credit or capital markets; and

•	the amount of cash reserves established by NEE Operating GP for the proper conduct of its business.

Because of these factors, NEE Operating LP may not have sufficient available cash each quarter to pay its minimum quarterly distribution of $         per common unit or any other amount. Furthermore, the amount of cash that NEE Operating LP has available for distribution depends primarily upon its cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, NEE Operating LP may be able to make cash distributions during periods when it records net losses and may not be able to make cash distributions during periods when it records net income. See “—Risks Related to Our Projects” for a discussion of risks affecting NEE Operating LP’s ability to generate cash available for distribution.

On a pro forma basis, we would not have had sufficient cash available for distributions to pay the full initial quarterly distribution on all of our common units for the twelve months ended June 30, 2015.

NEE Operating LP must generate approximately $         million of cash available for distributions to us for us to pay the aggregate initial quarterly distributions for four quarters on all of our common units that will be outstanding immediately following this offering, assuming no reserves are established by our general partner. The amount of pro forma cash available for distribution to us was $         million for the year ended December 31, 2013, which would have allowed us to pay         % of the aggregate initial quarterly distribution on all of our common units during that period. For a calculation of our ability to make cash distributions to our unitholders based on our historical as adjusted results, please read “Cash Distribution Policy and Restrictions on Distributions.” If NEE Operating LP is not able to generate additional cash for distribution to us in future periods, we may not be able to pay the full initial quarterly distribution or any amount on our common units even taking into account any purchase price adjustment, in which event the market price of our common units may decline materially.

The assumptions underlying the forecast of cash available for distribution that we include under “Our Cash Distribution Policy and Restrictions On Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of cash available for distribution set forth under “Our Cash Distribution Policy and Restrictions On Distributions” includes our forecasted results of operations, Adjusted EBITDA and cash available for distribution for the twelve-month period ending June 30, 2015. We estimate that NEE Operating LP’s total cash available for distribution for the twelve-month period ending June 30, 2015, will be approximately $83.8 million, of which $         million will be distributed to us, as compared to approximately $33.3 million for the year ended December 31, 2013, on a pro forma basis. A portion of the expected increase in cash available for distribution is attributable to increased revenues from NEE Operating LP based on current projections of production growth resulting primarily from the commencement of commercial operations at Bluewater and Genesis. Furthermore our statement that we have established a three-year targeted annual growth rate in our cash available for distribution of 12.0% to 15.0% per common unit is based on NextEra’s stated intention to us that it plans to offer us sufficient NEER ROFO Projects each year to produce such an increase. While we believe our targeted growth rate is reasonable, it is based on estimates and assumptions regarding a number of factors, many of which are beyond our control, and we may not be able to grow our business at a rate consistent with our expectations, if at all. NEER is not obligated to offer us the NEER ROFO Projects on such an accretive basis or at all, and even if it offers us such opportunities, we may not be able to consummate an acquisition or such acquisition may not be as accretive as expected. To the extent our projected growth is not achieved, our revenues during the forecast period will be adversely affected. The financial forecast has been prepared by management, and we have not received an opinion or report on it from our or any other independent auditor. The financial forecast is based on a P50 production level, or the level of energy production that we estimate our Initial Portfolio will meet or exceed 50.0% of the time. This assumption and the other assumptions underlying the forecast, including the assumptions related to our capital expenditures, are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units, in which event the market price of our common units may decline materially.

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. Rather, the board of directors of our general partner will be appointed by NextEra. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties under state fiduciary duty law. For example, our partnership agreement provides that:

•	whenever our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) makes a determination or takes, or declines to take, any other action in their respective capacities, our general partner, the board of directors of our general partner and any committee thereof (including the conflicts committee), as applicable, is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the decision was in the best interests of our partnership, and, except as specifically provided by our partnership agreement, will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as such decisions are made in good faith;

•	our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	our general partner will not be in breach of its obligations under the partnership agreement (including any duties to us or our unitholders) if a transaction with an affiliate or the resolution of a conflict of interest is:

•	approved by the conflicts committee of our general partner’s board of directors, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates;

•	determined by the board of directors of our general partner to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	determined by the board of directors of our general partner to be fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner or the conflicts committee must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in the third and fourth subbullets above, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. See “Conflicts of Interest and Duties.”

Our partnership agreement restricts the voting rights of unitholders owning 20.0% or more of our common units.

Unitholders’ voting rights are further restricted by a provision of our partnership agreement providing that any units held by a person that owns 20.0% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.

Our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replace those standards with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language of the partnership agreement does not provide for a clear course of action. This provision entitles our general partner and its affiliates to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner and its affiliates may make in their individual capacities include:

•	how to allocate corporate opportunities among us and its affiliates;

•	whether to exercise its limited call right, preemptive rights or registration rights;

•	whether to seek approval of the resolution of a conflict of interest by the conflicts committee of the board of directors of our general partner;

•	how to exercise its voting rights with respect to the units it or its affiliates own in NEE Operating Partners LP and us;

•	whether to exchange its NEE Operating LP common units for our common units or, with the approval of the conflicts committee, to have NEE Operating LP redeem its NEE Operating LP common units for cash; and

•	whether to consent to any merger, consolidation or conversion of us or NEE Operating LP or to an amendment to our partnership agreement or the NEE Operating LP partnership agreement.

These decisions may be made by the owner of our general partner.

By purchasing a common unit, a common unitholder agrees to become bound by the provisions in the partnership agreement, including the provisions discussed above. See “Conflicts of Interest and Duties—Duties of the General Partner.”

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without NextEra’s consent.

Unitholders initially will be unable to remove our general partner or NEE Operating LP’s general partner without NextEra’s consent because NEE Equity, through its ownership of Special Voting Units, will hold sufficient voting power upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2⁄3% of all outstanding common units and the Special Voting Units voting together as a single class is required to remove our general partner. Following the completion of this offering, the Special Voting Units held by NEE Equity will represent     % of the combined voting power of our common units and Special Voting Units. Also, if our general partner is removed without cause during the purchase price adjustment period and common units (including the Special Voting Units) held by NextEra and its affiliates are not voted in favor of that removal, the purchase price adjustment period will be terminated. A removal of our general partner under these circumstances may adversely affect our common units by prematurely eliminating the purchase price adjustment obligation of NEE Equity, which would otherwise have continued until NEE Operating LP had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or any limited partner for acting in bad faith or engaging in fraud or willful misconduct in its capacity as our general partner. Generally, cause does not include charges of poor management of the business, so the removal of our general partner because of unitholder dissatisfaction with the performance of our general partner in managing our partnership will most likely result in the termination of the purchase price adjustment period.

Our general partner’s interest in us and the control of our general partner may be transferred to a third party without unitholder consent.

Our partnership agreement does not restrict the ability of NextEra to transfer all or a portion of its general partner interest or its ownership interest in our general partner to a third party. Our general partner, or our general partner’s new owner, would then be in a position to replace our general partner’s board of directors and officers with its own designees and thereby exert significant control over the decisions made by the board of directors and officers of our general partner.

The IDR Fee may be transferred to a third party without unitholder consent.

Under the Management Services Agreement, NextEra will assign the IDR Fee to an affiliate. NextEra may transfer the IDR Fee to an unaffiliated third party, or may sell a portion of the affiliate that owns the IDR Fee to an unaffiliated third party, at any time. If NextEra transfers the IDR Fee to a third party but retains its interest in our general partner, NextEra may not have the same incentive to take the steps necessary to grow our business and oversee our operations so as to increase quarterly distributions to unitholders over time as it would if it had retained ownership of the IDR Fee. For example, a transfer of the IDR Fee by NextEra could reduce the likelihood of NextEra selling or contributing additional projects to us, which in turn would impact our ability to grow our project base.

Unitholders will experience immediate and substantial dilution in pro forma net tangible book value of $         per common unit.

The assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus) exceeds pro forma net tangible book value of $         per common unit.

Based on the assumed initial public offering price of $         per common unit, unitholders will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. See “Dilution.”

We may issue additional units without unitholder approval, which would dilute unitholder interests.

Our partnership agreement does not limit the number of additional limited partner interests, including limited partner interests that rank senior to the common units, which we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Reimbursements and fees owed to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to or from NEE Operating LP and from us to our common unitholders. The amount and timing of such reimbursements and fees will be determined by our general partner and there are no limits on the amount that NEE Operating LP may be required to pay.

Under the NEE Operating LP partnership agreement, prior to making any distributions on its common units, NEE Operating LP will reimburse our general partner and its affiliates, including NextEra, for expenses they incur and payments they make on our behalf other than income tax payable by us, if any, and for certain payments made under credit support arrangements provided by the Manager on behalf of our subsidiaries. NEE Operating LP will also pay certain fees and reimbursements under the Management Services Agreement prior to making any distributions on its common units. The reimbursement of expenses and certain payments made under credit support arrangements and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash NEE Operating LP has to pay cash distributions to us and the amount that we have to pay distributions to our common unitholders. Under the NEE Operating LP partnership agreement, there is no limit on the fees and expense reimbursements NEE Operating LP may be required to pay. See “Our Cash Distribution Policy and Restrictions on Distributions.”

Discretion in establishing cash reserves by NEE Operating GP may reduce the amount of cash available for distribution to unitholders.

NEE Operating LP’s partnership agreement requires its general partner to deduct from operating surplus cash reserves that it determines are necessary to fund its future operating expenditures. In addition, NEE Operating LP’s partnership agreement permits its general partner to reduce available cash by establishing cash reserves for the proper conduct of its business, to comply with applicable law or agreements to which it is a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash distributed by NEE Operating LP, which ultimately will affect the amount of cash available for distribution to our unitholders.

While our partnership agreement requires us to distribute our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended.

While our partnership agreement requires us to distribute our available cash (as defined therein), our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the purchase price adjustment period without the approval of a majority of the common units held by our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including the Special Voting Units) after the purchase price adjustment period has ended. Upon the completion of this offering, NextEra will own, through NEE Equity, approximately         % of our voting power through its ownership of the Special Voting Units. See “Material Provisions of the NEE Partners Partnership Agreement—Amendment of the Partnership Agreement.”

NEE Operating LP can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

NEE Operating LP’s partnership agreement allows it to make working capital borrowings to pay distributions to its unitholders. Accordingly, if it has available borrowing capacity, it can make distributions on its units even though cash generated by its operations may not be sufficient to pay such distributions. Any working capital borrowings by NEE Operating LP to make distributions will reduce the amount of working capital borrowings it can make for NEE Operating LP’s operations. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Increases in interest rates could adversely impact the price of our common units, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could adversely impact the price of our common units, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

There is no existing market for our common units and a trading market that will provide unitholders with adequate liquidity may not develop. The price of our common units may fluctuate significantly and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only             publicly traded common units, assuming no exercise of the underwriters’ option to purchase additional common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

The liability of holders of limited partner interests may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states and in Canada. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. A unitholder could be liable for any and all of our obligations as if the unitholder were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state or province but had not complied with that particular state or province’s partnership statute; or

•	the unitholder’s right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, see “Material Provisions of the NEE Partners Partnership Agreement—Limited Liability.”

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable both for the obligations of the transferor to make contributions to the partnership that were known to the transferee at the time of transfer and for those obligations that were unknown if the liabilities could have been determined from the partnership agreement. Neither liabilities to partners on account of their partnership interest nor liabilities that are non-recourse to the partnership are counted for purposes of determining whether a distribution is permitted.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business. In addition, since we will own all of the equity interests of NEE Operating GP, determinations made by NEE Operating GP under NEE Operating LP’s partnership agreement will ultimately be made at the direction of our general partner. Decisions that may be made by our general partner in accordance with our or NEE Operating LP’s partnership agreements include:

•	making any expenditures, lending or borrowing money, assuming, guaranteeing or contracting for indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

•	purchasing, selling, acquiring or disposing of our securities, or issuing additional options, rights, warrants and appreciation rights relating to our securities;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating or exchanging any or all of our assets;

•	negotiating, executing and performing any contracts, conveyances or other instruments;

•	making cash distributions;

•	selecting and dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our or NEE Operating LP’s benefit and the benefit of our respective partners;

•	forming, acquiring an interest in, contributing property to and making loans to any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•	controlling any matters affecting our rights and obligations, including bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation, incurring legal expenses and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

•	making tax, regulatory and other filings or rendering periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. See “Material Provisions of the NEE Partners Partnership Agreement—Meetings; Voting Rights” for information regarding matters that require unitholder approval.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine in good faith the terms of any arrangement or transaction entered into after the completion of this offering. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the completion of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any assets or services of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common unitholders will have no right to enforce the obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who will perform services for us will be retained by our general partner. Attorneys, independent accountants and others who will perform services for us will be selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

The New York Stock Exchange does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We will apply to list our common units on the New York Stock Exchange (the “NYSE”). Because we will be a publicly traded limited partnership, the NYSE does not require us to have, and we do not intend to have, a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. See “Management.”

Risks Related to Taxation

In addition to reading the following risk factors, if the unitholder is a non-U.S. investor, see “Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders” for a more complete discussion of certain expected U.S. federal income and estate tax consequences of owning and disposing of our common units. In addition to reading the following risk factors, if the unitholder is not resident in Canada, see “Certain Canadian Federal Income Tax Considerations Applicable to Holders Not Resident in Canada” for a more complete discussion of certain expected Canadian income tax considerations with respect to owning and disposing of our common units.

Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income or if tax authorities challenge certain of our tax positions.

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes and thus will be subject to U.S. federal income tax at regular corporate rates on our net taxable income. We expect to generate NOLs and NOL carryforwards that we can use to offset future taxable income. As a result, we do not expect to pay significant U.S. federal income tax for

approximately         years. This estimate is based upon assumptions we have made regarding, among other things, NEE Operating LP’s income, capital expenditures, cash flows, net working capital and cash distributions. Further, the IRS or other tax authorities could challenge one or more tax positions we or NEE Operating LP take, such as the classification of assets under the income tax depreciation rules, the characterization of expenses (including our share of the IDR Fee) for income tax purposes, the extent to which sales, use or goods and services tax applies to operations in a particular state or the availability of property tax exemptions with respect to our projects. Further, any change in law may affect our tax position. While we expect that our NOLs and NOL carryforwards will be available to us as a future benefit, in the event that they are not generated as expected, are successfully challenged by the IRS (in a tax audit or otherwise) or are subject to future limitations as described below, our ability to realize these benefits may be limited. Additionally, we expect to generate foreign tax credits from the payment of Canadian income tax on income generated by the Canadian Project Entities that may be used to offset the U.S. federal income tax on our foreign-sourced income. While we expect our foreign tax credits and foreign tax credit carryforwards to be available as a future benefit, if they are not generated as expected, are successfully challenged by the IRS (in a tax audit or otherwise) or are subject to certain other future limitations, our ability to realize these benefits may be limited.

Our federal, state or Canadian tax positions may be challenged by the relevant tax authority. The process and costs, including potential penalties for nonpayment of disputed amounts, of appealing such challenges, administratively or judicially, regardless of the merits, could be material. A reduction in our expected NOLs, a limitation on our ability to use such losses, future tax audits or a challenge by tax authorities to our tax positions may result in a material increase in our estimated future income or other tax liabilities, which would negatively impact the amount of after-tax cash available for distribution to our unitholders and our financial condition.

Our ability to use NOLs to offset future income may be limited.

Our ability to use any NOLs generated by us could be substantially limited if we were to experience an “ownership change” as defined under Section 382 of the Code. In general, an “ownership change” would occur if our “5-percent shareholders,” as defined under Section 382 of the Code, including certain groups of persons treated as “5-percent shareholders,” collectively increased their ownership in us by more than 50 percentage points over a rolling three-year period. An ownership change can occur as a result of a public offering of our common units, as well as through secondary market purchases of our common units and certain types of reorganization transactions. A corporation (including any entity, such as NEE Partners, that is treated as a corporation for U.S. federal income tax purposes) that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change NOLs (and certain other losses and/or credits) equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate for the month in which the ownership change occurs. Such a limitation could, for any given year, have the effect of increasing the amount of our U.S. federal income tax liability, which would negatively impact the amount of after-tax cash available for distribution to our unitholders and our financial condition.

We will not have complete control over our tax decisions.

We may be included in the combined or unitary tax returns of NextEra or one or more of its subsidiaries for U.S. state or local income tax purposes. We generally will pay to, or receive from, NextEra the amount of state and local income taxes that we would be required to pay to, or be entitled to receive as a refund from, the relevant taxing authorities if we were not included in such combined or unitary income tax returns and filed our return on a stand-alone basis. In addition, by virtue of our inclusion in NextEra’s combined or unitary income tax returns, NextEra will effectively control all of our state and local tax decisions in connection with any combined or unitary income tax returns in which we are included. NextEra will have sole authority to respond to and conduct all tax proceedings (including tax audits) related to us, to file all state and local income tax returns on our behalf, and to determine the amount of our liability to, or entitlement to payment from, NextEra in connection with any combined or unitary income tax returns in which we are included. This may result in conflicts of interest between NextEra and us. For example, NextEra will be able to choose to contest, compromise, or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to NextEra and detrimental to us.

A valuation allowance may be required for our deferred tax assets.

Our expected NOLs will be reflected as a deferred tax asset as they are generated until used to offset income. Valuation allowances may need to be maintained for deferred tax assets that we estimate are more likely than not to be unusable, based on available evidence at the time the estimate is made. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, statutory tax rates and future taxable income levels and based on input from our auditors, tax advisors or regulatory authorities. In the event that we were to determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, we would reduce such amounts through a charge to income tax expense in the period in which that determination was made, which could have a material adverse impact on our financial condition and results of operations and our ability to maintain profitability.

Distributions to unitholders may be taxable as dividends.

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, if we make distributions from current or accumulated earnings and profits as computed for U.S. federal income tax purposes, such distributions will generally be taxable to unitholders as ordinary dividend income for U.S. federal income tax purposes. Distributions paid to non-corporate U.S. unitholders will be subject to U.S. federal income tax at preferential rates, provided that certain holding period and other requirements are satisfied. We estimate that we will have limited earnings and profits for              years. However, it is difficult to predict whether we will generate earnings and profits as computed for U.S. federal income tax purposes in any given tax year, and although we expect that a portion of our distributions to unitholders may exceed our current and accumulated earnings and profits as computed for U.S. federal income tax purposes and therefore constitute a non-taxable return of capital distribution to the extent of a stockholder’s basis in its units, this may not occur. See “—Estimate of Corporate Tax Liabilities and Ratio of Unitholder Taxable Income to Distributions.” In addition, although return-of-capital distributions are generally non-taxable to the extent of a unitholder’s basis in its units, such distributions will reduce the unitholder’s adjusted tax basis in its units, which will result in an increase in the amount of gain (or a decrease in the amount of loss) that will be recognized by the unitholder on a future disposition of our common units, and to the extent any return-of-capital distribution exceeds a unitholder’s basis, such distributions will be treated as gain on the sale or exchange of the units.

Unitholders who are not resident in Canada may be subject to Canadian tax on gains from the sale of common units if our common units derive more than 50.0% of their value from Canadian real property at any time.

We expect that our common units should not be “taxable Canadian property” for Canadian federal income tax purposes and, consequently, a unitholder who is not resident in Canada should not be subject to Canadian federal income tax on any gain realized from a disposition of a common unit. This is based on our belief that at all times more than 50.0% of the value of our common units will not be derived from real property situated in Canada. However, if our common units were “taxable Canadian property,” a unitholder who is not resident in Canada would be subject to Canadian tax (subject to any exemption under an applicable tax treaty) on any gain realized from a disposition of a common unit that is “taxable Canadian property” of the non-resident at the time of the disposition. Although unitholders should consult their own advisors regarding the application of any tax treaty, many of Canada’s tax treaties, including the Canada-United States Tax Convention (1980), as amended, do not provide a general exemption from Canadian tax for a gain realized from a disposition of property that derives its value principally from real property situated in Canada.

USE OF PROCEEDS

We expect to receive approximately $             million of net proceeds from the sale of common units offered hereby based upon the assumed initial public offering price of $             per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses (which will be paid by NextEra). If the underwriters exercise in full their option to purchase additional common units, we estimate that the proceeds to us will be approximately $         million, after deducting underwriting discounts and commissions.

We intend to use approximately $             million of the net proceeds from this offering to purchase NEE Operating LP common units from NEE Operating LP, representing         % of NEE Operating LP’s outstanding limited partner interests after this offering. NEE Operating LP will use such net proceeds for general corporate purposes, including to fund future acquisition opportunities.

We intend to use approximately $             million (or approximately $         million if the underwriters exercise in full their option to purchase additional common units) of the net proceeds of this offering to purchase NEE Operating LP common units (or             NEE Operating LP common units if the underwriters exercise in full their option to purchase additional common units) from NEE Equity, representing approximately         % (or approximately         % if the underwriters exercise in full their option to purchase additional common units) of NEE Operating LP’s outstanding limited partner interests after this offering.

A $1.00 increase or decrease in the assumed initial public offering price of $             per common unit (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by $             million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

CAPITALIZATION

The following table sets forth our predecessor’s cash and cash equivalents and consolidated capitalization as of December 31, 2013, on: (i) a historical basis; and (ii) an as adjusted basis to give effect to the Organizational Transactions, including the application of the net proceeds of this offering in the manner set forth under the heading “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our accounting predecessor’s combined financial statements and the accompanying notes included elsewhere in this prospectus.

	As of December 31, 2013
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$26,580	$

Long-term debt:
New revolving credit facility(1)	$—		$—
Project-related debt	1,429,370

Total long-term debt	1,429,370

Partners’ capital:
Predecessor partners’ capital	$707,416	$
Common units—public	—
Non-controlling interests	—

Total partners’ capital	707,416

Total capitalization	$2,136,786	$

(1)	Concurrently with the completion of this offering, NEE Operating LP plans to enter into a new $ million revolving credit facility which will remain undrawn upon the completion of this offering.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the as adjusted net tangible book value per common unit after this offering. Net tangible book value per common unit as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the total number of common units outstanding as of such date. As of December 31, 2013, after giving effect to the Organizational Transactions, our net tangible book value would have been approximately $         million, or $         per common unit, assuming that NEE Equity exchanged all of its NEE Operating LP limited partnership interests for newly issued common units of NEE Partners on a one-for-one basis. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per unit as illustrated in the following table.

Assumed initial public offering price per common unit		$
As adjusted net tangible book value per common unit before this offering(1)	$
Increase in as adjusted net tangible book value per unit attributable to purchasers in this offering

As adjusted net tangible book value per common unit after this offering(2)

Immediate dilution in as adjusted net tangible book value per common unit attributable to purchasers in this offering(2)		$

(1)	Gives effect to the Project Transfer and the Organizational Transactions and assumes that NEE Equity exchanged all of its NEE Operating LP limited partnership interests for newly issued common units of NEE Partners on a one-for-one basis as of December 31, 2013.
(2)	Assumes an initial public offering price of $ per common unit, the midpoint of the price range set forth on the cover page of this prospectus. If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $ and $ , respectively.

Because NextEra and its affiliates will not own any common units or other economic interest in us, we have presented dilution in net tangible book value per common unit to investors in this offering assuming that NEE Equity exchanged its NEE Operating LP limited partnership interests for newly issued common units of NEE Partners on a one-for-one basis in order to more meaningfully present the dilutive impact on the purchasers in this offering.

The following table sets forth, as of December 31, 2013, the differences among the number of common units purchased, the total consideration paid or exchanged and the average price per common unit paid by NEE Equity and by purchasers of our common units in this offering, based on an assumed initial public offering price of $         per common unit, that NEE Equity exchanged all of its NEE Operating LP common units for newly issued common units of NEE Partners on a one-for-one basis and no exercise of the underwriters’ option to purchase additional common units.

				Total Consideration			Average Price Per Common Unit
	Common Units Acquired			($ in thousands)
	Number	Percent		Amount	Percent
NEE Equity(1)			%	$		%
Purchasers in the offering			%	$		%

Total			%	$		%

(1)	The projects contributed by NEE Equity in the Project Transfer will be recorded at historical cost. The book value of the consideration to be provided by NEE Equity to NEE Operating LP in the Project Transfer as of December 31, 2013, was approximately $ million.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy and estimated cash available for distribution contains certain assumptions and estimates relating to our future performance. See “—Assumptions and Considerations” below. You should read the following discussion in conjunction with “Forward-Looking Statements,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our predecessor’s financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distributions

Our partnership agreement requires us to distribute our available cash quarterly. Generally, our available cash is all cash on hand at the date of determination in respect of such quarter (including any expected distributions from NEE Operating LP and, during the purchase price adjustment period, payments from NEE Equity under the Purchase Agreement in respect of such quarter), less the amount of cash reserves established by our general partner. We currently expect that cash reserves would be established solely to provide for the payment of income taxes payable by NEE Partners, if any. Our cash flow is generated from distributions we receive from NEE Operating LP each quarter and, during the purchase price adjustment period, from any payments we receive from NEE Equity under the Purchase Agreement, which payments will be funded solely by any distributions NEE Equity receives from NEE Operating LP with respect to such quarter. NEE Operating LP’s cash flow is generated solely from distributions from the Project Entities. As a result, our ability to make distributions to our unitholders depends on the ability of the Project Entities to make distributions to NEE Operating LP and the ability of NEE Operating LP to make cash distributions to its limited partners. We currently conduct no operations other than through our interest in NEE Operating LP and believe that our investors are best served by our distributing our available cash to our unitholders as described below.

Restrictions and Limitations on Our Cash Distributions and Our Ability to Change Our Cash Distribution Policy

It is possible that we may not receive quarterly distributions from NEE Operating LP and that our unitholders may not receive quarterly distributions from us. Neither we nor NEE Operating LP have a legal obligation to pay any distributions, except as provided in our respective partnership agreements. The requirements in our and NEE Operating LP’s partnership agreements to distribute our respective available cash quarterly are subject to certain restrictions and limitations and may be changed at any time. These restrictions and limitations include the following:

•	Our and NEE Operating LP’s ability to make distributions to our respective unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The amount of cash that NEE Operating LP can distribute each quarter will be subject to restrictions on cash distributions under its and its subsidiaries’ debt agreements, including NEE Operating LP’s new revolving credit facility and financing agreements governing the debt of its subsidiaries, including the Project Entities. The financings at NEE Operating LP’s subsidiaries currently permit distributions out of available cash on a quarterly or semi-annual basis so long as certain conditions are satisfied, including that reserves are funded with cash or credit support, no default or event of default has occurred and is continuing, and the applicable debt service coverage ratio is at least 1.20:1.00. Should NEE Operating LP or its subsidiaries be unable to satisfy these or other restrictions included in such agreements, NEE Operating LP may be limited in its ability to make distributions to us and we may be limited in our ability to make distributions to our unitholders. In addition, the ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations. See “Description of Certain Financing Arrangements.”

•	Our general partner will have authority under our partnership agreement to establish cash reserves. The establishment of those reserves could result in cash distributions to our unitholders that are below our expectations. While we currently expect that the only cash reserves to be established by our general partner for us will be for the payment of income taxes, if any, other reserves may be established in the future and any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement provides that in order for a determination by our general partner to be considered to have been made in good faith, it must subjectively believe that the determination is in our best interests.

•	NEE Operating GP has authority under NEE Operating LP’s partnership agreement to establish cash reserves for the proper conduct of NEE Operating LP’s business, which includes compliance with applicable laws or any agreements binding on NEE Operating LP or its subsidiaries. NEE Operating GP may also establish reserves to provide for future cash distributions to NEE Operating LP’s unitholders, including us. The establishment of those reserves could result in a reduction in cash distributions that we would otherwise receive from NEE Operating LP in a quarter, which in turn could result in a reduction in cash distributions to our unitholders. Since we will own all of the equity interests of NEE Operating GP, determinations made by NEE Operating GP under NEE Operating LP’s partnership agreement will ultimately be made at the direction of our general partner.

•	While our and NEE Operating LP’s respective partnership agreements require us to distribute our respective available cash, either partnership agreement, including the provisions relating to cash distributions, may be amended. During the purchase price adjustment period, our partnership agreement generally may not be amended without the approval of our common unitholders and holders of the Special Voting Units, voting as separate classes, and NEE Operating LP’s partnership agreement generally may not be amended without unanimous consent by NEE Operating LP’s unitholders, including us, other than, in each case, in certain limited circumstances where no unitholder approval is required. However, following the expiration of the purchase price adjustment period, our and NEE Operating LP’s respective partnership agreements can be amended with the consent of our respective general partners and the approval of a majority of the outstanding common units, including common units held by our respective general partners and their affiliates, and the Special Voting Units, voting together as a class, subject to certain limitations. Following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional units, our general partner and its affiliates, including NEE Equity, will hold % of the voting power in us and % of the outstanding common units of NEE Operating LP.

•	NEE Operating LP will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf, including out of pocket expenses incurred by NEER and its affiliates for services provided to us under the Management Services Agreement, and there is no limit on the amount of such expenses that may be reimbursed. NEE Operating LP will also be required to pay a management fee and a credit support fee to NEER under the Management Services Agreement, regardless of the impact on cash NEE Operating LP would otherwise have available for distribution to its unitholders, including us, which could reduce or eliminate our ability to pay distributions to our unitholders.

•	NEE Operating LP will allow the Manager or one of its affiliates to withdraw funds received by our subsidiaries, including NEE Operating LP, and hold them in an account of the Manager or one of its affiliates to the extent the funds are not required to pay project costs or otherwise required to be maintained by our subsidiaries, until the financing agreements of our subsidiaries permit distributions to be made to NEE Operating LP or, in the case of NEE Operating LP, until such funds are required to make a scheduled distribution or to pay expenses or other operating costs. To the extent that the Manager and its affiliates choose not to return funds to us and NEE Operating LP does not demand their return, the amount of cash available to be used for acquisitions, growth projects and distributions to unitholders would be reduced.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware LP Act, NEE Operating LP may not make a distribution to us and we may not make a distribution to our unitholders if such distribution would cause NEE Operating LP’s or our liabilities to exceed the fair value of our respective assets, as applicable.

•	NEE Operating LP may not have sufficient cash to pay distributions to its unitholders, including us, in any quarter due to cash flow shortfalls attributable to a number of operational, financial, commercial or other factors, including increases in O&M expenses, required payments of, or reserves for, principal and interest payments on indebtedness, working capital requirements and reserves for anticipated cash needs. NEE Operating LP’s cash available for distribution to its unitholders is directly impacted by the cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such expenses increase.

•	If and to the extent NEE Operating LP’s cash available for distribution materially declines, it may elect to reduce its quarterly cash distributions to service or repay its indebtedness or fund capital expenditures, which could result in a reduction in cash distributions to our unitholders below levels we currently anticipate.

All available cash distributed by NEE Operating LP on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. However, operating surplus, as defined in the NEE Operating LP partnership agreement, includes certain components, including a $         million cash basket, that represent non-operating sources of cash. Accordingly, it is possible distributions that would otherwise be deemed as being made from capital surplus could be made from operating surplus. Any cash distributed by NEE Operating LP in excess of operating surplus will be deemed to be capital surplus under the NEE Operating LP partnership agreement. The NEE Operating LP partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price on NEE Operating LP’s common units (equal to the initial public offering price), which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target quarterly distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price (as defined below). We do not anticipate that NEE Operating LP will make any distributions from capital surplus. See “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions.”

Our Ability to Grow Our Business and Distributions

We intend to grow our business primarily through the acquisition of clean energy projects, which we believe will facilitate the growth of NEE Operating LP’s cash available for distribution to its common unitholders and enable us to increase our cash distributions per unit over time. However, the determination of the amount of cash distributions to be paid to holders of NEE Operating LP’s common units will be made by our general partner and will depend upon NEE Operating LP’s financial condition, cash flow, results of operations, long-term prospects and any other matters that our general partner deems relevant.

We expect that we will rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund any growth capital expenditures, including any acquisitions of NEER ROFO Projects, other NEER assets or assets from third parties. We do not have any commitment from our general partner or other affiliates, including NextEra, to provide any direct or indirect financial assistance to us following the closing of this offering, other than with respect to existing and future credit support on behalf of our subsidiaries as set forth in the Management Services Agreement. As a result, to the extent we are unable to finance growth externally, NEE Operating LP’s cash distribution policy could significantly impair our ability to grow our business because we do not currently intend to cause NEE Operating LP to reserve meaningful amounts of cash generated from operations to fund growth opportunities. If external financing is not available on acceptable terms, our general partner may decide to direct NEE Operating LP to finance acquisitions with cash from operations, which would reduce or even eliminate NEE Operating LP’s cash available for distribution and our ability to pay distributions to holders of our common units. To the extent we were to issue additional common units to fund growth capital expenditures, we will be required to use the proceeds thereof to purchase an equal number of newly issued common units from NEE Operating LP, and the payment of distributions on those additional units may increase the risk that NEE Operating LP will be unable to maintain or increase its distributions per unit to its common unitholders, including us. There are no limitations in our or NEE Operating LP’s partnership agreement, and there will be no limitations under NEE Operating LP’s new revolving credit facility, on our or NEE Operating LP’s ability to issue additional common units, including other classes of units that would have priority over our common units or NEE Operating LP’s common units that we hold with respect to the payment of distributions. Further, the incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased debt service obligations, which may reduce NEE Operating LP’s cash available for distribution and our ability to pay distributions to holders of our common units.

Our Initial Quarterly Distribution

Upon the completion of this offering, our partnership agreement will provide for an initial quarterly distribution of $         per unit for each complete quarter, or $         per unit on an annualized basis, which is equal to NEE Operating LP’s minimum quarterly distribution. We intend to use the distributions we receive from NEE Operating LP, together with any payments we receive from NEE Equity under the Purchase Agreement, if any less any reserves established by our general partner, to pay regular quarterly distributions to holders of our common units. Our ability to make cash distributions will be subject to the factors described above under “—General—Restrictions and Limitations on Our Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make any quarterly cash distributions whatsoever, and our general partner has sole discretion to determine the amount of our cash available for distribution in each quarter. See “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions.”

We will make quarterly distributions, if any, within 45 days after the end of each quarter, on or about the 15th day of each February, May, August and November to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately following the indicated distribution date. We will not make distributions for the period that begins on             , 2014, and ends on the day prior to the closing date of this offering. We will adjust the amount of our distribution for the period from the completion of this offering through             , 2014, based on the actual length of the period.

The amount of available cash we need to pay the initial quarterly distribution on all of our common units that will be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below.

	No exercise of option to purchase additional common units				Exercise of option to purchase additional common units
	Aggregate initial quarterly distributions				Aggregate initial quarterly distributions
	Number of units	One Quarter	Annualized		Number of units		One Quarter		Annualized
(In millions except per unit data)
Common units(1)			$		$		$		$
General partner units(2)	—	—		—		—		—		—
Total			$		$		$		$

(1)	The total number of our common units held by public unitholders will be equal to the total number of NEE Operating LP’s common units held by us.
(2)	Our general partner owns a non-economic general partner interest.

Minimum Quarterly Distribution of NEE Operating LP

Upon the completion of this offering, NEE Operating LP’s partnership agreement will provide for a minimum quarterly distribution of $         per unit for each complete quarter, or $         per unit on an annualized basis. Assuming: (i) that NEE Partners’ general partner does not establish any reserves, including reserves for income taxes payable by NEE Partners; (ii) that we do not receive any purchase price adjustments from NEE Equity under the Purchase Agreement; and (iii) that neither we nor NEE Operating LP issues additional classes of equity securities, the per unit cash distributions we receive from NEE Operating LP will be equal to the per unit cash distributions received by our common unitholders. The amount of available cash NEE Operating LP needs to pay the minimum quarterly distribution on all of its common units that will be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below.

	No exercise of option to purchase additional common units				Exercise of option to purchase additional common units
	Aggregate minimum quarterly distributions				Aggregate minimum quarterly distributions
	Number of units	One Quarter	Annualized		Number of units		One Quarter		Annualized
(In millions except per unit data)
NEE Operating LP common units held by us(1)			$		$		$		$
NEE Operating LP common units held by NEE Equity(1)
General partner units(2)	—	—		—		—		—		—
Total			$		$		$		$

(1)	The total number of NEE Operating LP’s common units outstanding upon the completion of this offering will be the same regardless of whether the underwriters exercise their option to purchase additional common units because we will use any such additional proceeds to purchase NEE Operating LP’s common units from NEE Equity. The table assumes that following the completion of this offering, we will hold % (if the underwriters do not exercise their option to purchase additional units) and % (if the underwriters exercise in full their option to purchase additional units) of NEE Operating LP’s outstanding common units.
(2)	The general partner of NEE Operating LP owns a non-economic general partner interest.

Our general partner will hold a non-economic general partner interest in us. However, NEE Management could receive the IDR Fee under the Management Services Agreement based on the amount of available cash from operating surplus NEE Operating LP distributes to its unitholders after the minimum quarterly and target quarterly distribution levels have been achieved and any accrued and unpaid purchase price adjustments have been paid (assuming the IDR Fee is paid out of available cash and does not constitute an operating expenditure). See “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions—Incentive Distribution Right Fee.”

During the purchase price adjustment period, NEE Equity will be required to pay us a purchase price adjustment in any quarter in which we do not receive the full minimum quarterly distribution on the common units of NEE Operating LP that we hold plus any accrued and unpaid purchase price adjustments, solely out of the amount of the distributions actually received by NEE Equity in such quarter with respect to the common units of NEE Operating LP that it holds. If NEE Equity is unable to pay in full all accrued and unpaid purchase price adjustments in any quarter, the unpaid portion for that quarter will accrue and be payable from distributions received by NEE Equity in any subsequent quarter, subject to certain limitations. See “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions—Purchase Price Adjustment.” The practical result of the purchase price adjustment is that we are entitled to receive payment of the full minimum quarterly distribution plus any shortfall from prior quarters before distributions may be retained by NEE Equity. However, we may not receive the minimum quarterly distribution in respect of our common units of NEE Operating LP in any quarter and our receipt of a purchase price adjustment in any quarter may not be sufficient for us to pay the initial quarterly distribution to our common unitholders.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware LP Act or any other law, rule or regulation or at equity.

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner and NEE Operating GP (at the direction of our general partner) establish in accordance with our and NEE Operating LP’s respective partnership agreements.

In the following sections, we present in detail the basis for our belief that we will be able to fully fund our annualized initial quarterly distribution of $         per unit for the twelve-month period ending June 30, 2015. In those sections, we present two tables, consisting of:

•	“Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013,” in which we present the amount of cash we would have had available for distribution on a pro forma basis for the year ended December 31, 2013, as adjusted to give effect to this offering and the Organizational Transactions; and

•	“Estimated Cash Available for Distribution for the Twelve-Month Period Ending June 30, 2015,” in which we calculate our ability to generate sufficient cash available for distribution for us to pay our initial quarterly distribution on all of our common units for the twelve-month period ending June 30, 2015.

Unless otherwise specifically noted, the amounts set forth in the following sections reflect the pro forma historical and forecasted results attributable to 100.0% of the assets and operations of NEE Operating LP and are not adjusted to reflect NEE Equity’s         % non-controlling limited partner interest in NEE Operating LP. We will own a controlling non-economic general partner interest and a         % limited partner interest in NEE Operating LP. Following the completion of this offering, we will consolidate the results of operations of NEE Operating LP and record a non-controlling interest deduction, initially         %, for NEE Equity’s retained interest in NEE Operating LP.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013

If we had completed the Organizational Transactions, including this offering, on January 1, 2013, NEE Operating LP’s unaudited pro forma cash available for distribution for the year ended December 31, 2013 would have been approximately $33.3 million. This amount would have only been sufficient for NEE Operating LP to pay a cash distribution of $         per unit per quarter ($         per unit on an annualized basis), or approximately         % of NEE Operating LP’s minimum quarterly distribution, on all of its common units for such period, and would have only been sufficient for us to pay a cash distribution of $         per unit per quarter ($         per unit on an annualized basis), or approximately         % of our initial quarterly distribution, on all of our common units for such period.

Assuming no working capital borrowings were used to pay distributions, NEE Equity would have paid purchase price adjustments for such period equal to an aggregate of $         million, representing the difference between the aggregate minimum quarterly distribution in respect of NEE Operating LP common units held by NEE Partners and the amounts actually distributed on such common units, which would have allowed us to pay the full initial quarterly distribution on all of our common units for such period.

Our calculation of unaudited pro forma cash available for distribution reflects O&M expenses that we expect to incur following the completion of this offering. An incremental $5.0 million management fee and

$1.8 million credit support fee payable under the Management Services Agreement are included in the calculation of pro forma net income of NEE Operating LP. $4.0 million of other incremental fees and expenses we expect to incur as a result of becoming a publicly traded partnership, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, director and officer liability insurance and director compensation, are also included in the adjustments to pro forma net income of NEE Operating LP presented below. None of the incremental fees and expenses described above are reflected in our audited combined financial statements and all of these incremental fees and expenses will be borne by NEE Operating LP. Our initial annual distribution to our common unitholders assumes that our general partner has not established any reserves for the payment of income taxes of NEE Partners and our calculation of unaudited pro forma cash available for distribution does not include a full year of revenues from projects that commenced commercial operations after January 1, 2013.

We have based the pro forma assumptions upon currently available information and estimates. The pro forma amounts below do not purport to present the results of our operations had this offering and the related transactions contemplated in this prospectus actually been completed as of the dates indicated. Further, cash available for distribution is a cash accounting concept, while our predecessor’s historical financial statements and our unaudited pro forma financial statements were prepared on an accrual basis. As a result, the amount of unaudited cash available should only be viewed as a general indicator of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus for the period shown in the table below.

The following table illustrates, on a pro forma basis for the year ended December 31, 2013, the amount of cash that would have been available for distribution to NEE Operating LP’s common unitholders, including us, assuming the Organizational Transactions had been completed on January 1, 2013. Certain of the adjustments are explained in further detail in the footnotes to such adjustments.

$ in thousands	Year Ended December 31, 2013
Pro forma net income of NEE Operating LP(1)	$23,153
Less:
Non-cash non-recurring items	4,809
Add:
Depreciation and amortization	39,427
Interest expense(2)	41,637
Income tax benefit	(842)

Pro forma Adjusted EBITDA of NEE Operating LP	98,566
Less:
Cash interest paid	39,076
Maintenance capital expenditures(3)(4)	—
Expansion capital expenditures(4)(5)	886,067
Principal amortization of indebtedness	22,192
Incremental O&M expenses associated with being a publicly traded partnership(6)	4,000
Add:
Borrowings or capital contributed to fund expansion capital expenditures	886,067

$ in thousands	Year Ended December 31, 2013
Pro forma cash available for distribution by NEE Operating LP	$33,298
Distributions to common unitholders of NEE Operating LP at the minimum quarterly distribution rate of $ per unit(7)
Distributions to NEE Equity (representing the non-controlling interest)
Distributions to NEE Partners
Shortfall of cash available for distribution by NEE Operating LP below aggregate annualized minimum quarterly distribution
Distributions to common unitholders of NEE Partners at the initial quarterly distribution rate of $ per unit
Shortfall of cash available for distribution by NEE Partners below aggregate annualized initial quarterly distribution

(1)	Pro forma net income of NEE Operating LP includes the impact of the $5.0 million management fee and the $1.8 million credit support fee payable under the Management Services Agreement.

(2)	Includes interest expense associated with borrowings used to fund expansion capital expenditures.

(3)	Maintenance capital expenditures are cash expenditures that are made to repair, refurbish, and maintain equipment reliability, integrity and safety and to comply with applicable laws and regulations, or other cash expenditures that are made to maintain, over the long term, operating capacity or operating income.

(4)	Historically, we did not make a distinction between maintenance capital expenditures and expansion capital expenditures. Based on the fact that capital expenditures for the period consisted solely of construction expenditures, we have estimated that there were no maintenance capital expenditures for the period.

(5)	Expansion capital expenditures represent cash expenditures incurred for acquisitions or capital improvements, including construction expenditures, that are expected to increase NEE Operating LP’s operating income or operating capacity over the long term. Expansion capital expenditures are expected to be funded through third party financings or NEECH.

(6)	Incremental O&M expenses will be borne by NEE Operating LP.

(7)	We believe that, on a pro forma basis for the year ended December 31, 2013, the debt financing arrangements of NEE Operating LP’s subsidiaries would have permitted the distribution of all of their respective cash flows to us. Under such financing arrangements, distributions by NEE Operating LP’s subsidiaries are permitted out of available cash on a quarterly or semi-annual basis so long as certain conditions are satisfied, including that the applicable debt service coverage ratio is at least 1.20:1.00.

Estimated Cash Available for Distribution for the Twelve-Month Period Ending June 30, 2015

We forecast, based on a P50 production level (as described below), that NEE Operating LP’s estimated cash available for distribution during the twelve-month period ending June 30, 2015, will be approximately $83.8 million. This amount would exceed by $         million the amount needed to pay NEE Operating LP’s minimum quarterly distribution of $         per unit on all of its common units for the twelve-month period ending June 30, 2015, and exceed by $         million the amount needed to pay our initial quarterly distribution of $         per unit on all of our common units for the twelve-month period ending June 30, 2015. Our forecast assumes that we will distribute all of the cash we receive from NEE Operating LP for the twelve-month period ending June 30, 2015, to our unitholders.

We are providing this forecast of estimated cash available for distribution to supplement the historical financial statements of our predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus in support of our belief that, based on the assumptions stated herein, we should have sufficient cash available for distribution to allow NEE Operating LP to make distributions at the minimum quarterly distribution rate on all of its common units for the twelve-month period ending June 30, 2015, including common units held by us, and allow us to make distributions at the initial quarterly distribution rate on all of our common units for the twelve-month period ending June 30, 2015. See “—Assumptions and Considerations” for further information as to the assumptions we have made for the forecast. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for information as to the accounting policies we have followed for the financial forecast.

Our forecast is a forward-looking statement and reflects our judgment as of the date of this prospectus of our current outlook and expectations for the twelve-month period ending June 30, 2015. It should be read together with the historical combined financial statements of our predecessor and the accompanying notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We do not typically make public projections as to future earnings or other operating results. However, management has prepared this forecast to present the estimated cash available for distribution to our common unitholders for the twelve-month period ending June 30, 2015. This forecast was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forecasted financial information, but, in the view of management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the forecasted financial information.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forecasted financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forecasted financial information.

We believe our actual results of operations during the twelve-month period ending June 30, 2015, will be consistent with our forecast, but our forecasted results may not be achieved. As further discussed below under “—Assumptions and Considerations,” our forecast is based on a P50 production level, or the level of energy production that we estimate our Initial Portfolio will meet or exceed 50.0% of the time. For example, an annual P50 production level of 100 MWh means that we expect a particular project or group of projects to produce at least 100 MWh per year in 50 out of every 100 years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Factors Affecting Results of Operations and Financial Condition” for a more detailed discussion of our use of “P levels” in our estimates of the energy production of our projects. If our estimates are not achieved, NEE Operating LP may not be able to pay the minimum quarterly distribution or any distribution and we may not be able to pay the initial quarterly distribution or any distribution on our common units.

The assumptions and estimates underlying our forecast, as described below under “—Assumptions and Considerations,” are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic, financial and competitive risks and uncertainties that could cause actual results to differ materially from those contained in our forecast, including the risks and uncertainties described in “Risk Factors.” Accordingly, our forecast may not be indicative of our future performance and actual results may differ materially from those presented in this forecast. Inclusion of this forecast in this prospectus should not be regarded as a representation by any person that the results contained in this forecast can or will be achieved.

We do not undertake any obligation to release publicly the results of any future revisions we may make to our forecast or to update our financial forecast or the assumptions used to prepare our forecast to reflect events or circumstances after the completion of this offering. In light of this, our forecast should not be regarded as a representation by us, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

For additional information relating to the principal assumptions used in preparing our forecast see “—Assumptions and Considerations” below.

Estimated Cash Available for Distribution

$ in thousands	Twelve-Month Period Ending June 30, 2015
Operating revenues of NEE Operating LP	$321,989
Operating expenses
Operations and maintenance	60,357
Depreciation and amortization	80,748
Taxes other than income taxes and other	6,220
Transmission	2,279

Total operating expenses	149,604

Operating income	172,385

Other income/(expense)
Interest expense	(108,313)
Other income	186

Total other expense	(108,127)

Income before income taxes	64,258
Income taxes	8,830

Net Income	$55,428
Less:
Non-cash non-recurring items	—
Add:
Depreciation and amortization	80,748
Interest expense	108,313
Income tax expense	8,830

Adjusted EBITDA of NEE Operating LP	$253,319
Less:
Cash interest paid	99,554
Cash taxes paid	1,420
Maintenance capital expenditures(1)	3,465
Expansion capital expenditures(2)(3)	27,992
Principal amortization of indebtedness	214,722

Add:
Pre-funded expansion capital expenditures(3)	27,992
Cash grant receipts(4)	149,624

Estimated cash available for distribution to NEE Operating LP unitholders	$83,782
Distributions to common unitholders of NEE Operating LP at the minimum quarterly distribution rate of $ per unit
Distributions to NEE Equity (representing the non-controlling interest)
Distributions to NEE Partners
Excess of cash available for distribution by NEE Operating LP over aggregate annualized minimum quarterly distribution
Distributions to common unitholders of NEE Partners at the initial quarterly distribution rate of $ per unit
Excess of cash available for distribution by NEE Partners over aggregate annualized initial quarterly distribution

(1)	Maintenance capital expenditures are cash expenditures that are made to repair, refurbish, and maintain equipment reliability, integrity and safety and to comply with applicable laws and regulations, or other cash expenditures that are made to maintain, over the long term, operating capacity or operating income.

(2)	Expansion capital expenditures represent cash expenditures incurred for acquisitions or capital improvements, including construction expenditures, that are expected to increase NEE Operating LP’s operating income or operating capacity over the long term. Expansion capital expenditures are expected to be funded through third party financings or NEECH.

(3)	Related to the completion of the Bluewater project that will be funded with cash on the balance sheet upon transfer from NEER. The expected commencement of commercial operations of Bluewater is in the third quarter of 2014.

(4)	Represents 1603 Cash Grant Proceeds we expect to receive during the forecast period which will be used to prepay debt of Genesis Solar in accordance with its terms.

Assumptions and Considerations

We forecast that NEE Operating LP’s cash available for distribution during the twelve-month period ending June 30, 2015, will be approximately $83.8 million. This amount is $50.5 million more than our unaudited pro forma available cash for distribution for the year ended December 31, 2013. This increase is primarily due to the increase in cash available for distribution attributable to increased revenues from the commencement of commercial operations of Genesis and Summerhaven, as well as the expected commencement of commercial operations of Bluewater in the third quarter of 2014. Our estimates do not assume any incremental revenue, expenses or other costs or benefits associated with potential future acquisitions.

Set forth below are the material assumptions we have made to calculate our ability to generate cash available for distribution for the twelve-month period ending June 30, 2015. Our assumptions reflect our expectations during the forecast period. While the assumptions disclosed in this prospectus do not include all of the assumptions used to calculate our forecast, the assumptions presented are those that we believe are material to our forecast. While we believe we have a reasonable basis for our assumptions, our forecasted results may not be achieved. There will likely be differences between our forecast and our actual results and those differences may be material. If our forecast is not achieved, we may not be able to make cash distributions on our common units.

Our Projects

Our forecast assumes that our projects will be those that comprise our Initial Portfolio as set forth in the table below. All projects will be 100.0% owned by NEE Operating LP. Although making acquisitions is part of our strategy, and we may make acquisitions during the forecast period, the following projections refer only to projects in our Initial Portfolio.

Project	Commercial Operation Date	Resource	MW	Counterparty	Contract Expiration	Project Financing (Maturity)
Northern Colorado	September 2009	Wind	174.3	Public Service Company of Colorado	2029 (22.5 MW)/ 2034 (151.8 MW)	Mountain Prairie (2030)
Elk City	December 2009	Wind	98.9	Public Service Company of Oklahoma	2030	Mountain Prairie (2030)
Moore	February 2012	Solar	20.0	Ontario Power Authority	2032	St. Clair (2031)
Sombra	February 2012	Solar	20.0	Ontario Power Authority	2032	St. Clair (2031)
Perrin Ranch	January 2012	Wind	99.2	Arizona Public Service Company	2037	Canyon Wind (2030)
Conestogo	December 2012	Wind	22.9	Ontario Power Authority	2032	Trillium (2033)
Tuscola Bay	December 2012	Wind	120.0	DTE Electric Company	2032	Canyon Wind (2030)
Summerhaven	August 2013	Wind	124.4	Ontario Power Authority	2033	Trillium (2033)
Genesis	March 2014 (125.0 MW)/November 2013 (125.0 MW)	Solar	250.0	Pacific Gas & Electric Co.	2039	Genesis (2038)
Bluewater	3Q 2014 (expected)	Wind	59.9	Ontario Power Authority	2034 (estimated)	N/A

Total			989.6

Generation

Our ability to generate cash available for distribution is primarily a function of the volume of energy produced by our projects, which is impacted by wind and solar resource levels and the ability of our projects to produce energy. All of the energy produced by our projects is committed for sale under long-term, fixed-price contracts or is covered by long-term fixed price FIT Contracts that, in each case, are subject to adjustment in certain situations under their terms.

Our forecast for the twelve-month period ending June 30, 2015, is based on an assumption of the expected energy produced by our projects, which we refer to as the “P50 production level.” The P50 production level is our estimate of the amount of energy production for the period that our Initial Portfolio will meet or exceed 50.0% of the time.

Our wind analysis evaluates wind speed and prevailing direction, atmospheric conditions, wake and seasonal variations for each project. Our solar analysis evaluates solar irradiance levels and prevailing direction, atmospheric conditions and seasonal variations for each project. The result of our analyses is a probabilistic assessment of a project’s energy production, which is expressed through “P levels.” A P level is the amount of annual energy production that a particular project or group of projects will meet or exceed P% of the time. For example, an annual P50 production level of 100 MWh means that we expect a particular project or group of projects to produce at least 100 MWh per year in 50 out of every 100 years. Similarly, an annual P95 production level of 100 MWh means that we expect a particular project or group of projects to produce at least 100 MWh per year in 95 out of 100 years. For a further discussion of P levels and how P level variability of our Initial Portfolio affects our results of operations and financial condition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Significant Factors Affecting Results of Operations and Financial Condition—Wind and Solar Resource, Weather Conditions and the Performance of Our Initial Portfolio.”

Based upon the P50 production level assumption described above, we estimate the volume of energy produced across the projects in our Initial Portfolio, on an aggregate basis during the twelve months ending June 30, 2015, to be approximately 2,700 GWh, including energy produced from Bluewater, which is expected to commence commercial operations in the third quarter of 2014.

Our cash available for distribution is primarily affected by the volume of energy produced and sold by our projects because revenue from energy sales is the most significant component of our net income and net cash provided by operating activities. Our consolidated expenses, including operating expenses and debt service payments on indebtedness, are generally smaller and have less variability than the revenue from energy sales. Accordingly, increases or decreases in energy sales typically result in a proportionately greater increase or decrease in our cash available for distribution. For example, if the forecasted volume of energy produced by our Initial Portfolio for the twelve-month period ending June 30, 2015, increased or decreased by 5% (a 5% decrease corresponds to approximately a P75 production level across our Initial Portfolio as a whole), we estimate that the forecasted cash available for distribution for this period would correspondingly increase or decrease by approximately $16 million (or approximately 19%) and that Adjusted EBITDA would increase or decrease by approximately $16 million (or approximately 6%). If the production level in the Initial Portfolio, taken as a whole during the forecast period, is materially below P75, we would not expect our cash generated from operations to be sufficient to pay the minimum quarterly distribution on all of the NEE Operating LP common units, which would require NEE Operating LP to borrow under its working capital facility to pay the full distribution. See “Risk Factors—Risks Related to the Operation of Our Projects.”

Operating Revenues

Our forecast assumes revenues will be determined based on the energy produced and sold as described above under the terms of our long-term contracts, and that the exchange rate between U.S. dollars and Canadian dollars will not change from the exchange rate of $0.91 U.S. dollars to each Canadian dollar included in our forecast.

Our forecast assumes: (i) revenues of $322.0 million for the twelve-month period ending June 30, 2015, as compared to $141.8 million for the pro forma year ended December 31, 2013; and (ii) 2.7 million MWh of energy production from our Initial Portfolio for the twelve-month period ending June 30, 2015, as compared to approximately for 1.7 million MWh for the pro forma year ended December 31, 2013. The increase in revenues and energy production from the pro forma year ended December 31, 2013, is primarily due to commencement of commercial operations of Genesis and Summerhaven in 2013 and 2014 as well as the expected commencement of commercial operations of Bluewater in the third quarter of 2014.

Operations and Maintenance

O&M expenses include costs associated with operating our projects and are based on historical experience, contractual arrangements and other factors. O&M expenses include administrative expenses, interconnection costs, labor expenses, turbine servicing costs, lease royalty payments, property taxes, insurance, materials, supplies, shared services and administrative expenses attributable to our projects, costs and expenses under ASAs and O&M agreements, fees and other costs under the Management Services Agreement and costs associated with becoming a publicly traded partnership. O&M expenses also include the cost of maintaining and replacing certain parts for the projects in our Initial Portfolio to maintain our long-term operating income and operating capacity.

Our forecast assumes O&M costs of $60.4 million for the twelve-month period ending June 30, 2015, as compared to $36.4 million for the pro forma year ended December 31, 2013. The increase in our O&M expenses is primarily due to the commencement of commercial operations of Genesis and Summerhaven in 2013 and 2014 as well as the expected commencement of commercial operations of Bluewater in the third quarter of 2014. The increase also includes the $4.0 million in incremental costs we expect to incur following the completion of this offering, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, director and officer liability insurance and director compensation.

Our forecast assumes the projects in our Initial Portfolio will operate within budgeted operating costs, including repair and maintenance costs, and that there are no unusual, non-recurring or unexpected operating, repair, maintenance or other expenses.

Depreciation and Amortization

Our forecast assumes depreciation and amortization expense of $80.7 million for the twelve-month period ending June 30, 2015, as compared to $39.4 million for the pro forma year ended December 31, 2013. The increase in our depreciation and amortization expense is primarily due to commencement of commercial operations of Genesis and Summerhaven in 2013 and 2014 as well as the expected commencement of commercial operations of Bluewater in the third quarter of 2014.

Depreciation and amortization expense reflects costs associated with depreciation and amortization of our assets, based on depreciable asset lives and depreciation methodologies under GAAP. We assume a weighted average depreciable asset life of approximately 30 years for the projects in our Initial Portfolio.

For all of our U.S. projects, we elected to receive 1603 Cash Grants, which are recorded as a reduction in property, plant and equipment on our combined balance sheet and are amortized as a reduction to depreciation and amortization expense over the estimated life of the related property.

We also include in depreciation expense a provision for wind and solar facility dismantlement, interim asset removal costs, and accretion related to asset retirement obligations.

Capital Expenditures

Our forecast assumes expansion capital expenditures of $28.0 million for the twelve-month period ending June 30, 2015, compared to $886.0 million for the pro forma year ended December 31, 2013. These expansion capital expenditures are expected to be funded through third party financings or NEECH.

We estimate that we will have maintenance capital expenditures of $3.5 million for the twelve-month period ending June 30, 2015, compared to no maintenance capital expenditures for the pro forma year ended December 31, 2013. For the twelve-month period ending June 30, 2015, Summerhaven is expected to incur a one-time transmission upgrade of $1.4 million. Substantially all of the maintenance expenses associated with our wind projects are accounted for in operating and maintenance expenses, resulting in minimal maintenance capital expenditures associated with those projects in our forecast.

Income Taxes

Income tax expense includes federal, state and Canadian taxes on operations, as applicable. Canadian income is subject to tax in both the US and Canada due to the flow through of cash and tax attributes to NEE Partners from the Canadian Project Entities for US tax purposes. NEE Operating LP is a flow through entity for US tax purposes. Therefore, all tax attributes of NEE Operating LP flow through to its partners, NEE Partners and NEE Equity. NEEC and the Canadian Project Entities are Canadian taxpayers. Accordingly, the taxes reflected in the NEE Partners’ net income include 100% of the Canadian taxes and NEE Partners’ allocable share (25%) of US taxes. Also included in income tax expense is the deferred tax benefit associated with the 50% basis reduction in property for grants received in accordance with Section 1603 of the American Recovery and Reinvestment Act of 2009.

Our forecast assumes income tax expense of $8.8 million for the twelve-month period ending June 30, 2015 as compared to an income tax benefit of $0.8 million for the pro forma year ended December 31, 2013. The increase in income tax expense is primarily due to a lower deferred income tax benefit associated with the convertible ITCs of $5.2 million and an increase of $4.3 million due to higher pretax book income.

Financing and Other

Our forecast assumes debt service payments based on our project financing agreements, fees on letters of credit facilities and no borrowings under NEE Operating LP’s new revolving credit facility. Project-level debt service for each of our projects includes a fixed amortization schedule. See “Description of Certain Financing Arrangements” for a description of our project-level financing arrangements, including applicable interest rates.

Our forecast assumes cash interest expense of approximately $99.5 million for the twelve-month period ending June 30, 2015, as compared to $39.1 million for the pro forma year ended December 31, 2013. The increase is primarily due to additional indebtedness at Bluewater and Genesis Solar Holdings, LLC and a full twelve months of interest on the indebtedness for the Trillium wind financing. Forecasted interest expense is based on the following assumptions:

•	an estimated weighted-average debt level of approximately $1,922 million for the twelve-month period ending June 30, 2015; and

•	estimated average borrowing costs of 5.18% for the twelve-month period ending June 30, 2015.

Our estimate of interest expense during the forecast period also takes into account the estimated scheduled amortization of our project-level indebtedness as set forth in the table below. Our forecast assumes principal amortization of indebtedness of $65.1 million for the twelve-month period ending June 30, 2015, as compared to $22.2 million for the pro forma year ended December 31, 2013. The increase is primarily due to additional indebtedness at Bluewater and Genesis Solar Holdings, LLC, and a full year of debt amortization for the Trillium wind financing. Our forecast excludes mandatory prepayment of Genesis Solar debt. The Genesis project financing requires that project debt be repaid when 1603 Cash Grant proceeds (which are expected to be approximately $332.1 million) are received. To the extent Genesis does not receive such cash grant proceeds when expected, our forecast assumes that Genesis Solar will repay the project debt that becomes due using guaranteed equity contributions by NEECH.

Scheduled Amortization of Indebtedness

Project Financing	Twelve-Month Period Ending June 30, 2015	Thereafter(1)
	(In thousands)
Mountain Prairie	$8,304	$275,614
St. Clair	7,522	138,725
Canyon	11,894	203,255
Trillium	6,446	278,078
Genesis	24,210	845,717
Bluewater	6,721	147,656

Total	$65,097	$1,889,045

(1)	The amortization of our project financings is principally related to the length of the applicable PPA, FIT Contract or RESOP Contract.

Regulatory, Industry, Economic and Other Factors

Our results of operations for the forecasted period are also based on the following assumptions:

•	no material nonperformance or credit-related defaults by customers, suppliers, NextEra or its affiliates;

•	no new or material amendments to federal, state or local laws or regulations, or new interpretation or application of existing laws or regulations in the jurisdictions in which we operate that in each case would be materially adverse to our business or our suppliers,’ NextEra’s or its affiliates’ or any of our customers’ businesses;

•	no material adverse effects to our business, industry or our suppliers, NextEra’s or its affiliates’ or any of our customers’ businesses; and

•	no other material adverse changes in market, regulatory and overall economic conditions.

PROVISIONS OF THE PARTNERSHIP AGREEMENTS AND OTHER ARRANGEMENTS RELATING TO CASH DISTRIBUTIONS

We will distribute our available cash, as defined below, in each quarter to our unitholders. Our cash flow is generated from distributions we receive from NEE Operating LP and, during the purchase price adjustment period, from payments we receive from NEE Equity under the Purchase Agreement, if any, which will be funded solely by the distributions NEE Equity receives from NEE Operating LP. As a result, our ability to make distributions to our unitholders depends on the ability of NEE Operating LP to make cash distributions to its limited partners, including us. Set forth below is a summary of the significant provisions of our partnership agreement, the NEE Operating LP partnership agreement and certain other agreements as they relate to cash distributions. The summary below is qualified in its entirety by reference to all of the provisions of the partnership agreements of NEE Partners and NEE Operating LP, a form of each of which has been attached as an appendix to this prospectus.

As described below under “—Provisions of the NEE Operating LP Partnership Agreement Relating to Cash Distributions,” NEE Operating GP will have broad discretion to make certain decisions under NEE Operating LP’s partnership agreement, including with respect to the establishment of cash reserves. Since we will own all of the equity interests of NEE Operating GP, decisions made by NEE Operating GP under NEE Operating LP’s partnership agreement will ultimately be made at the direction of our general partner.

Provisions of the NEE Partners Partnership Agreement Relating to Cash Distributions

Distributions of Available Cash by NEE Partners

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2014, we distribute all of our available cash to common unitholders of record on the applicable record date. We will adjust the amount of our distributions for the period from the completion of this offering through September 30, 2014, based on the actual length of the period.

Our partnership agreement requires us to distribute our available cash quarterly. Generally, our available cash is all cash on hand at the date of determination in respect of such quarter (including any expected distributions from NEE Operating LP and, during the purchase price adjustment period, payments from NEE Equity under the Purchase Agreement in respect of such quarter), less the amount of cash reserves established by our general partner. We currently expect that cash reserves would be established solely to provide for the payment of income taxes payable by NEE Partners, if any. Our cash flow is generated from distributions we receive from NEE Operating LP and, during the purchase price adjustment period, from any payments we receive from NEE Equity under the Purchase Agreement, which payments will be funded solely by any distributions NEE Equity receives from NEE Operating LP.

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income. We expect to generate NOLs and NOL carryforwards that we can use to offset future taxable income. As a result, we do not expect to pay meaningful U.S. federal income tax for approximately              years. This estimate is based on assumptions we have made regarding, among other things, NEE Operating LP’s income, capital expenditures, cash flows, net working capital and cash distributions. We may not generate NOLs as expected. Accordingly, our future tax liability may be greater than expected which would reduce cash available for distribution.

Units Eligible for Distribution

Upon the completion of this offering, we will have             common units outstanding and              Special Voting Units outstanding. Each common unit will be entitled to receive distributions (including upon liquidation) on a pro rata basis. Special Voting Units will not be entitled to receive any distributions. Following the purchase price adjustment period, we may issue additional units to fund the redemption of NEE Operating LP common units tendered by NEE Equity under the Exchange Agreement. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

General Partner Interest

Our general partner owns a non-economic, general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and would be entitled to receive cash distributions on any such interests.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors and distribute any remaining proceeds pro rata to our common unitholders.

Intent to Distribute the Initial Quarterly Distribution

We intend for our initial quarterly distribution to the holders of our common units to be at least $         per unit, or $         on an annualized basis, which is equal to NEE Operating LP’s minimum quarterly distribution on its common units. However, our ability to pay the initial quarterly distribution will depend on:

•	the amount of distributions we receive from NEE Operating LP, as a holder of its common units; and

•	during the purchase price adjustment period, the amount of payments we receive from NEE Equity under the Purchase Agreement, if any.

Even if we receive sufficient cash from NEE Operating LP and NEE Equity to pay the initial quarterly distribution, our ability to pay the initial quarterly distribution will also depend on whether we have sufficient remaining cash after the establishment of cash reserves as determined by our general partner. Consequently, we may not be able to pay the initial quarterly distribution on our units in any quarter, even if the minimum quarterly distribution on the common units of NEE Operating LP has been paid in full.

Provisions of the NEE Operating LP Partnership Agreement Relating to Cash Distributions

Distributions of Available Cash by NEE Operating LP

General

NEE Operating LP’s partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2014, NEE Operating LP distribute its available cash to its unitholders of record on the applicable record date. NEE Operating LP will adjust the amount of its distribution for the period from the completion of this offering through September 30, 2014, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, the sum of all cash and cash equivalents on hand at the end of that quarter plus the amount of excess funds withdrawn by the Manager which remain unreturned:

•	less, the amount of cash reserves established by NEE Operating GP to:

•	provide for the proper conduct of NEE Operating LP’s business, including reserves for expected debt service requirements and future capital expenditures;

•	comply with applicable law or NEE Operating LP’s debt instruments or other agreements;

•	pay any amount necessary to make IDR Fee payments to NEE Management with respect to that quarter based on NEE Operating GP’s determination of the amount of available cash that would otherwise be available for distribution in that quarter; or

•	provide funds for distributions to NEE Operating LP’s unitholders for any one or more of the next four quarters, provided that NEE Operating GP may not establish cash reserves for future distributions if the effect of the establishment of such reserves will prevent NEE Operating LP from distributing an amount equal to the minimum quarterly distribution with respect to all common units plus the amount of any accrued and unpaid purchase price adjustments;

•	plus, if NEE Operating GP so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow NEE Operating GP, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under NEE Operating LP’s partnership agreement, working capital borrowings are generally borrowings under a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to partners, provided that NEE Operating LP intends to repay the borrowings within 12 months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to cause NEE Operating LP to pay a minimum quarterly distribution to the holders of its common units, including us, of $         per unit, or $         on an annualized basis, to the extent NEE Operating LP has sufficient cash from its operations after the establishment of cash reserves and the payment of expenses, including: (i) expenses of NEE Operating GP and its affiliates; (ii) our expenses; and (iii) payments to NEER under the Management Services Agreement. However, NEE Operating LP may not be able to pay the minimum quarterly distribution on its units in any quarter. Since we will own all of the equity interests of NEE Operating GP, determinations made by NEE Operating GP will ultimately be made at the direction of our general partner. See “Description of Certain Financing Arrangements” for a discussion of the restrictions in NEE Operating LP’s new revolving credit facility and the project financing agreements of NEE Operating LP’s subsidiaries that may restrict its ability to make distributions.

Incentive Distribution Right Fee

Under the Management Services Agreement, NEE Management is entitled to receive an IDR Fee that increases based on the amount of available cash from operating surplus that NEE Operating LP distributes to its unitholders. Since the IDR Fee is paid from NEE Operating LP’s total cash on hand and increases depending on the amount of distributions NEE Operating LP makes to its unitholders, the IDR Fee effectively reduces the amount of NEE Operating LP’s available cash for distribution to its unitholders at increasing percentages. See “—Incentive Distribution Right Fee” for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to NEE Operating LP unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” NEE Operating LP will treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

Operating surplus of NEE Operating LP is defined as:

•	$ million (as described below); plus

•	all of NEE Operating LP’s cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of certain hedges prior to their specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedges; plus

•	working capital borrowings by NEE Operating LP made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•	cash distributions paid on equity issued, other than equity issued in connection with this offering, to finance all or a portion of the construction, replacement, acquisition, development or improvement of a capital asset in respect of the period beginning on the date that NEE Operating LP enters into a binding obligation to commence the construction, replacement, acquisition, development or improvement of a capital asset and ending on the earlier to occur of the date that the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•	cash distributions paid on equity issued to pay the construction period interest on debt incurred, including periodic net payments under related interest rate swap arrangements, or to pay construction period distributions on equity issued, to finance the construction, replacement, acquisition, development or improvement of a capital asset described in the preceding bullet; plus

•	the portion of any IDR Fee payments made to NEE Management as a result of cash distributions paid on equity issued as described in the preceding two bullets; less

•	all of NEE Operating LP’s operating expenditures (as defined below), after the closing of this offering; less

•	the amount of cash reserves established by NEE Operating GP to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within 12 months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

As described above, the definition of operating surplus does not solely reflect actual cash on hand that is available for distribution to unitholders of NEE Operating LP and is not limited to cash generated by operations. For example, the definition of operating surplus includes a provision that will enable us to direct NEE Operating LP to distribute as operating surplus up to $         million of cash that NEE Operating LP receives in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. As a result, NEE Operating LP may distribute as operating surplus up to such amount of any cash that it receives from non-operating sources. In addition, the effect of including certain cash distributions on equity interests in operating surplus, as described above, will be to increase operating surplus by the amount of any such cash distributions.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures that reduce operating surplus at the time of repayment. However, if NEE Operating LP does not repay working capital borrowings, which increase operating surplus, during the 12-month period following the borrowing, they will be deemed to have been repaid at the end of such period, thus decreasing operating surplus at that time. When the working capital borrowings are subsequently repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Interim capital transactions are defined as:

•	borrowings, refinancings or refundings of indebtedness, other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business, and sales of debt securities;

•	sales of equity securities;

•	sales or other voluntary or involuntary dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements; and

•	capital contributions received.

Operating expenditures are defined as, without duplication:

•	all cash expenditures of NEE Operating LP and its subsidiaries, including taxes, reimbursements of expenses of NEE Operating GP and its affiliates, director and employee compensation of NEE Operating LP’s subsidiaries, payments under the Management Services Agreement for services rendered, including management and credit support fees, or in reimbursement of draws made on credit support provided by the Manager or its affiliates, debt service payments (including principal amortization payments under financing arrangements of NEE Operating LP’s subsidiaries), payments made in the ordinary course of business under certain hedge contracts (provided that payments made in connection with the termination of any such hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract and amounts paid in connection with the initial purchase of such a contract will be amortized at the life of such contract), maintenance capital expenditures (as described below), and repayment of working capital borrowings;

•	all expenses and other cash expenditures (other than income taxes) of NEE Partners, including reimbursements of expenses of its general partner and its affiliates as set forth in the Omnibus Agreement; and

•	payments of the IDR Fee to NEE Management.

Notwithstanding the foregoing, operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid, as described above;

•	payments, including prepayments and prepayment penalties, of principal of and premium on indebtedness other than working capital borrowings and principal amortization payments under financing arrangements of NEE Operating LP’s subsidiaries;

•	expansion capital expenditures, as described below;

•	payment of transaction expenses, including taxes, relating to interim capital transactions;

•	distributions to unitholders of NEE Operating LP; or

•	repurchases of partnership interests, excluding repurchases NEE Operating LP makes to satisfy obligations under employee benefit plans.

Capital Surplus

Capital surplus is defined in NEE Operating LP’s partnership agreement as any distribution of available cash in excess of its cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of NEE Operating LP’s equity and debt securities; and

•	sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets.

Characterization of Cash Distributions

NEE Operating LP’s partnership agreement requires that it treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. NEE Operating LP’s partnership agreement requires that NEE Operating LP treat any amount distributed in excess of operating surplus, regardless of the source, as capital surplus. We do not anticipate that NEE Operating LP will make any distributions from capital surplus.

Capital Expenditures

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that are expected to increase NEE Operating LP’s operating income, operating capacity or operating cash flow over the long term. Examples of expansion capital expenditures include the acquisition of equipment or additional clean energy projects to the extent such capital expenditures are expected to increase NEE Operating LP’s operating capacity or its operating income. Expansion capital expenditures include interest expense associated with borrowings used to fund expansion capital expenditures.

Maintenance capital expenditures are cash expenditures that are made to repair, refurbish and maintain equipment reliability, integrity and safety and to comply with applicable laws and regulations, or other cash expenditures that are made to maintain, over the long term, operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish or replace NEE Operating LP’s clean energy projects, to upgrade transmission networks, to maintain equipment reliability, integrity and safety and to comply with laws and regulations.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by NEE Operating GP.

Purchase Price Adjustment

General

The Purchase Agreement between NEE Partners and NEE Equity, under which NEE Partners will purchase          of NEE Operating LP’s common units (or             common units if the underwriters exercise in full their option to purchase additional units) from NEE Equity (as described under “Prospectus Summary—Organizational Structure”) at an aggregate purchase price of $         (or $         if the underwriters exercise in full their option to purchase additional units) (the “purchase price”), will provide for certain purchase price adjustments (the “purchase price adjustments”). The purpose of the purchase price adjustments is to compensate NEE Partners in quarters in which NEE Operating LP does not make distributions on its common units at least equal to the minimum quarterly distribution with respect to common units held by NEE Partners. The practical effect of the purchase price adjustments is to increase the likelihood that during the purchase price adjustment period NEE Partners will receive cash flow each quarter at least equal to the minimum quarterly distribution and therefore increase NEE Partners’ ability to pay the initial quarterly distribution to its unitholders. The purchase price adjustment in any quarter may not be sufficient for us to pay the initial quarterly distribution.

The Purchase Agreement will provide that if, with respect to any quarter during the purchase price adjustment period, NEE Operating LP does not make distributions on its common units at least equal to the minimum quarterly distribution, the purchase price will be reduced by an amount equal to the difference for such quarter (referred to as the difference amount) between:

•	the aggregate minimum quarterly distribution in respect of NEE Operating LP common units held by NEE Partners; and

•	amounts actually distributed on such common units.

Under the Purchase Agreement, in any quarter where there is a difference amount, NEE Equity will pay NEE Partners a purchase price adjustment equal to such difference amount, provided that NEE Equity will not be required to pay a purchase price adjustment in any quarter in excess of the distribution actually received by NEE Equity in such quarter in respect of its common units. If NEE Equity is unable to pay the full difference amount in any quarter, the unpaid portion of the difference amount for that quarter will accrue and be payable from distributions received by NEE Equity in each subsequent quarter. NEE Equity will no longer be required to pay any purchase price adjustments once the aggregate amount of purchase price adjustments paid by NEE Equity is equal to the purchase price of $            . Any additional common units issued by NEE Operating LP to NEE Partners during the purchase price adjustment period will be entitled to the same accrued and unpaid difference amount as each previously outstanding common unit. During the purchase price adjustment period, NEE Equity will agree not to transfer any of its NEE Operating LP common units other than to an affiliate of NEE Equity that agrees to assume a proportional amount of NEE Equity’s obligations under the Purchase Agreement, including the obligation to pay such affiliate’s pro rata portion of any accrued and unpaid difference amount.

In addition, during the purchase price adjustment period, NEE Equity will be required to pay NEE Partners a purchase price adjustment in the following circumstances:

•	following any distribution from NEE Operating LP’s capital surplus to its unitholders, NEE Equity will pay a purchase price adjustment to NEE Partners equal to any difference amount, which purchase price adjustment will not exceed the amount received by NEE Equity in such distribution; and

•	following any distribution to unitholders upon a liquidation of NEE Operating LP, NEE Equity will pay a purchase price adjustment, which will not exceed the amount received by NEE Equity in respect of its common units in such distribution but otherwise will be equal to:

•	the unrecovered unit price in respect of each common unit held by NEE Partners plus

•	any accrued and unpaid difference amount, less

•	amounts received by NEE Partners in respect of such common units in such distribution.

Purchase Price Adjustment Period

Except as described below, the purchase price adjustment period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash by NEE Operating LP in respect of any quarter beginning with the quarter ending             , 2017, for which each of the following tests are met:

•	distributions of available cash from operating surplus by NEE Operating LP on each of its outstanding common units equals or exceeds $ , which is the annualized minimum quarterly distribution, for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equals or exceeds the sum of $ , which is the annualized minimum quarterly distribution, on all of the outstanding common units on a fully diluted basis; and

•	any accrued and unpaid difference amount has been paid.

Early Termination of the Purchase Price Adjustment Period

Notwithstanding the foregoing, the purchase price adjustment period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending             , 2015, for which each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units equals or exceeds $ per unit, which is equal to 150.0% of the annualized minimum quarterly distribution, for the four-quarter period immediately preceding that date;

•	the adjusted operating surplus generated during the four-quarter period immediately preceding that date equals or exceeds the sum of:

•	$ per unit, or 150.0% of the annualized minimum quarterly distribution on all of the outstanding common units during that period on a fully diluted basis; and

•	all corresponding payments to NEE Management in respect of the IDR Fee (as described below) have been made; and

•	any accrued and unpaid difference amount has been paid.

Expiration Upon Removal of NEE Operating GP or the General Partner of NEE Partners

The purchase price adjustment period will end upon removal of NEE Operating GP or our general partner other than for cause if no units held by our general partner and its affiliates voted in favor of such removal, and such holders are not affiliates of the applicable successor general partner.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes increases in working capital borrowings and net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus generated with respect to that period, excluding any amounts attributable to the item described in the first bullet point under the caption “—Operating Surplus and Capital Surplus—Operating Surplus” above; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus

NEE Operating LP will make distributions of 100.0% of its available cash from operating surplus for any quarter to all of its unitholders, pro rata, assuming that NEE Operating LP does not issue additional classes of equity securities.

Incentive Distribution Right Fee

Under the Management Services Agreement, NEE Management is entitled to the IDR Fee, which is calculated based on the amount of available cash from operating surplus that NEE Operating LP distributes to its unitholders after the minimum quarterly and the target quarterly distribution levels described below have been achieved and, during the purchase price adjustment period, any Aggregate Shortfall has been paid. The right to receive the IDR Fee is currently held by NEE Management, but may be assigned, subject to restrictions in the Management Services Agreement. Although cash used to pay the IDR Fee will be an operating expenditure, the description below assumes, for illustrative purposes, that any IDR Fee will not reduce NEE Operating LP’s operating surplus and will be paid with available cash from operating surplus.

If, for any quarter:

•	NEE Operating LP has distributed available cash from operating surplus to its unitholders in an amount equal to the minimum quarterly distribution; and

•	during the purchase price adjustment period, NEE Operating LP has distributed available cash from operating surplus to its unitholders in an amount equal to the Aggregate Shortfall, if any,

then, NEE Operating LP will use any remaining available cash from operating surplus for that quarter in the following manner:

•	first, to distribute 100.0% to all unitholders, pro rata, until each unitholder receives a total of $ per unit (or 115% of the minimum quarterly distribution) for that quarter;

•	second, to distribute 85.0% to all unitholders, pro rata, and to make a payment of 15.0% to NEE Management in respect of the IDR Fee, until each unitholder receives a total of $ per unit (or 125.0% (including the first target quarterly distribution) of the minimum quarterly distribution) for that quarter;

•	third, to distribute 75.0% to all unitholders, pro rata, and to make a payment of 25.0% to NEE Management in respect of the IDR Fee, until each unitholder receives a total of $ per unit (or 150.0% (including the second target quarterly distribution) of the minimum quarterly distribution) for that quarter; and

•	thereafter, to distribute 50.0% to all unitholders, pro rata, and to make a payment of 50.0% to NEE Management in respect of the IDR Fee.

“Aggregate Shortfall” refers to the sum of the Shortfalls (as defined below), in all preceding quarters, inclusive of any reductions in the manner described below. For each additional common unit issued by NEE Operating LP during the purchase price adjustment period, the Aggregate Shortfall will be increased by an amount equal to the portion of the Aggregate Shortfall attributable to each outstanding common unit of NEE Operating LP immediately prior to such issuance.

The Shortfall created in any quarter will be reduced, in whole or in part and without duplication, in any subsequent quarter in the amount by which the available cash from operating surplus distributed by NEE Operating LP to its unitholders in such quarter is greater than the Shortfall Threshold (as defined below).

“Shortfall” refers to the amount in any quarter by which the available cash from operating surplus distributed by NEE Operating LP to its unitholders is less than the Shortfall Threshold.

The “Shortfall Threshold” initially will be $         and will be increased by the aggregate minimum quarterly distribution per unit for all common units issued by NEE Operating LP to NEE Partners after the date of this offering.

Percentage Allocations of Available Cash From Operating Surplus

The following table sets forth the percentage allocations of available cash from operating surplus between NEE Management (in respect of the IDR Fee) and NEE Operating LP’s unitholders (in respect of their common units) based on the specified target quarterly distribution levels, assuming for illustrative purposes only that the IDR Fee is paid with available cash from operating surplus and does not constitute an operating expenditure. The amounts set forth under “Marginal Percentage Interest in Available Cash” are the percentage interests of NEE Management (in respect of the IDR Fee) and the NEE Operating LP unitholders (in respect of their common units) in any available cash from operating surplus NEE Operating LP distributes or pays in respect of the IDR Fee, as the case may be, up to and including the corresponding amount in the column “Total Quarterly Distribution per Unit Target Amount.” The percentage interests shown for NEE Operating LP’s unitholders and NEE Management for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests assume that the Aggregate Shortfall is equal to zero and that NEE Management has not assigned its right to the IDR Fee.

		Marginal Percentage Interest in Available Cash
	Total Quarterly Distribution per Unit Target Amount	Unitholders	IDR Fee
Minimum Quarterly Distribution	$	100.0%	0.0%
First Target Distribution	above $ up to $	100.0%	0.0%
Second Target Quarterly Distribution	above $ up to $	85.0%	15.0%
Third Target Quarterly Distribution	above $ up to $	75.0%	25.0%
Thereafter	above $	50.0%	50.0%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

NEE Operating LP will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 100.0% to all unitholders until the minimum quarterly distribution is reduced to zero, as described below under “—Effect of a Distribution from Capital Surplus;” and

•	thereafter, as if such distributions were from operating surplus, provided that because the minimum quarterly distribution is reduced to zero, NEE Operating LP will pay the IDR Fee at the highest level as described below.

The preceding discussion is based on the assumption that NEE Operating LP does not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

NEE Operating LP’s partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price on NEE Operating LP’s common units (equal to the initial public offering price), which is a return of capital. The initial unit price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target quarterly distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution.

Once NEE Operating LP distributes capital surplus on a common unit in an amount equal to the initial unit price, the minimum quarterly distribution and the target quarterly distribution levels will be equal to zero. NEE Operating LP will then make all future distributions from operating surplus, with 100.0% being paid to the unitholders, pro rata. However, once the minimum quarterly distribution and the target quarterly distribution levels are reduced to zero, NEE Operating LP will pay the IDR Fee to NEE Management at the highest level, which will be equal to 100.0% of any distributions paid to the unitholders, effectively reducing the total cash available for distributions to unitholders. See “—Incentive Distribution Right Fee” above.

Adjustment to the Minimum Quarterly Distribution and Target Quarterly Distribution Levels

In addition to adjusting the minimum quarterly distribution and target quarterly distribution levels to reflect a distribution of capital surplus, if NEE Operating LP combines its units into fewer units or subdivide its units into a greater number of units, it will proportionately adjust:

•	the minimum quarterly distribution;

•	target quarterly distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level. NEE Operating LP will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash Upon Liquidation

If NEE Operating LP dissolves in accordance with its partnership agreement, it will sell or otherwise dispose of its assets in a process called liquidation. NEE Operating LP will first apply the proceeds of liquidation to the payment of its creditors. NEE Operating LP will distribute any remaining proceeds pro rata to its common unitholders, subject to the right of NEE Management to receive the IDR Fee.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table sets forth selected historical combined financial and operating data of our accounting predecessor and selected pro forma financial data of NextEra Energy Partners, LP for the periods and as of the dates indicated. The historical combined financial statements of our accounting predecessor as of December 31, 2013, and for the years ended December 31, 2013 and 2012, appearing elsewhere in this prospectus were prepared on a “carve-out” basis from NextEra and are intended to represent the financial results during those periods of NextEra’s contracted clean energy projects in the U.S. and Canada that will be contributed to NEE Operating LP as part of the Organizational Transactions. The following selected historical combined financial and operating data presents all of the projects and operations of our accounting predecessor on a 100.0% basis. Upon the completion of this offering, we will own a controlling non-economic general partner interest in NEE Operating LP through our ownership of NEE Operating GP, and will own a        % limited partner interest in NEE Operating LP (assuming no exercise of the underwriters’ option to purchase additional common units) and NEE Equity will own a non-controlling        % limited partner interest in NEE Operating LP (assuming no exercise of the underwriters’ option to purchase additional common units). However, as required by U.S. GAAP, we will continue to consolidate 100.0% of the assets and operations of NEE Operating LP in our financial statements.

The selected unaudited pro forma financial data has been derived by the application of pro forma adjustments to the historical combined financial statements of our accounting predecessor included elsewhere in this prospectus. The selected unaudited pro forma statement of operations data for the year ended December 31, 2013, gives effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering, as if they had occurred on January 1, 2013. The selected unaudited pro forma balance sheet data as of December 31, 2013, gives effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering and the reimbursement of offering expenses by NEE Operating LP, as if they had occurred on December 31, 2013.

The historical combined financial statements of our accounting predecessor, from which the selected unaudited pro forma financial data have been derived, are presented in U.S. dollars and have been prepared in accordance with U.S. GAAP. For recent and historical exchange rates between Canadian dollars and U.S. dollars, see “Currency and Exchange Rate Information.”

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes included elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our selected unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a publicly traded partnership during the periods presented and may not be indicative of our future performance.

	Year Ended December 31,		Pro Forma Year Ended December 31, 2013
	2013	2012
	($ in thousands)
Statement of Operations Data:
Operating revenues	$141,796	$93,415		$141,796
Operating expenses:
Operations and maintenance	29,640	16,933		36,440
Depreciation and amortization	39,427	23,599		39,427
Taxes other than income taxes and other	4,744	1,155		4,744
Transmission	2,123	2,099		2,123

Total operating expenses	75,934	43,786		82,734

Operating income	65,862	49,629		59,062

Other income (deductions):
Interest expense	(41,637)	(43,195)		(41,637)
Gain on settlement of contingent consideration of project acquisition	4,809	—		4,809
Other—net	77	673		77

Total other deductions—net	(36,751)	(42,522)		(36,751)

Income before income taxes	29,111	7,107		22,311
Income tax (expense) benefit	(18,337)	8,891		842

Net income	$10,774	$15,998		23,153

Less net income attributable to non-controlling interest				11,924

Net income attributable to NEE Partners				$11,229

Balance Sheet Data (at period end):
Total assets	$2,638,208	$2,320,072	$
Property, plant and equipment, net	$1,760,968	$889,240
Long-term debt—affiliate	$—	$—
Total equity	$707,416	$701,341
Cash Flow Data:
Net cash provided by (used in)
Operating activities	$86,193	$28,310	$
Investing activities	$(393,146)	$(346,585)
Financing activities	$313,224	$334,468
Other Financial Data:
Adjusted EBITDA(1)	$105,366	$73,901		$98,566
Adjusted EBITDA attributable to NextEra Energy Partners, LP(2)	$—	$—		$—
Expansion Capital Expenditures(3)	$886,067	$1,059,525		$886,067
Operational Data:
GWh generated(4)	1,701	1,157		1,701

(1)	We define Adjusted EBITDA as net income plus interest expense, income tax expense, depreciation and amortization less certain non-cash, non-recurring items. Adjusted EBITDA is a non-GAAP financial measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and borrowers’ ability to service debt;

•	it is used by our management for internal planning purposes, including certain aspects of our consolidated operating budget and capital expenditures; and

•	it is used by investors to assess the ability of our assets to generate sufficient cash flows to make distributions to our unitholders.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	although it reflects adjustments for factors that we do not consider indicative of future performance, we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net income to Adjusted EBITDA, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

			Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2013	2012	2013
	(in thousands)
Net Income	$10,774	$15,998	$23,153
Less:
Gain on settlement of contingent consideration of project acquisition	4,809	—	4,809
Add:
Depreciation and amortization	39,427	23,599	39,427
Interest expense	41,637	43,195	41,637
Income tax expense (benefit)	18,337	(8,891)	(842)

Adjusted EBITDA	$105,366	$73,901	$98,566

(2)	Represents Adjusted EBITDA that would have been attributable to our % controlling interest in NEE Operating LP.
(3)	Expansion capital expenditures for each of the periods presented consist solely of construction expenditures, which were funded through third-party financings or by NEECH.
(4)	For each period represented, GWh generated represents the amount of energy produced measured in GWh generated by our Initial Portfolio.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion analyzes the historical financial condition and results of operations of our accounting predecessor. The historical combined financial statements of our accounting predecessor as of December 31, 2013, and for the years ended December 31, 2013, and 2012 appearing elsewhere in this prospectus were prepared on a “carve-out” basis from NextEra and are intended to represent the financial results during those periods of NextEra’s contracted clean energy projects in the U.S. and Canada that will be contributed to NEE Operating LP as part of the Organizational Transactions.

You should read the following discussion of the historical financial condition and results of operations of our accounting predecessor in conjunction with the historical financial statements and accompanying notes of our accounting predecessor included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ from statements we make. See “Forward-Looking Statements” and “Risk Factors.”

We own a controlling, non-economic general partner interest and a        % limited partner interest in NEE Operating LP and NEE Equity owns a non-controlling         % limited partner interest in NEE Operating LP. Financial results are shown on a 100.0% basis and are not adjusted to reflect NEE Equity’s non-controlling         % limited partner interest in NEE Operating LP.

The discussion and analysis below has been organized as follows:

•	overview, including a description of our business and significant factors and trends that are important to understanding the results of operations and financial condition for the years ended 2013 and 2012;

•	results of operations, including an explanation of significant differences between the periods in the specific line items of the combined statement of operations;

•	liquidity and capital resources, addressing liquidity position, sources and uses of cash, capital resources and requirements, commitments, and off-balance sheet arrangements;

•	critical accounting policies, which are most important to both the portrayal of our financial condition and results of operations, and which require management’s most difficult, subjective or complex judgment; and

•	quantitative and qualitative disclosures about market risk.

See “Industry Overview” and “Business” for a more detailed discussion about our industry and our business, including a description of our business strengths.

Overview

Company Description

We are a growth-oriented limited partnership formed by NextEra Energy, Inc. to own, operate and acquire contracted clean energy projects with stable, long-term cash flows through our limited partner interest in NEE Operating LP. We will own a controlling, non-economic general partner interest and a         % limited partner interest in NEE Operating LP. Upon the completion of this offering, we will own interests in ten wind and solar projects, nine of which will be operational and one which is expected to be in the final stages of construction.

We intend to take advantage of favorable trends in the North American energy industry, including the ongoing trend of clean energy projects replacing aging or uneconomic projects, demand by utilities for renewable energy to meet state RPS requirements and the improving competitiveness of clean energy relative to other fuels. We plan to focus on high-quality, long-lived projects operating under long-term contracts with creditworthy counterparties that are expected to produce stable long-term cash flows. We believe our cash flow profile, geographic and technological diversity, cost-efficient business model and relationship with NextEra will provide us with a significant competitive advantage and enable us to execute our growth strategy.

All of the projects in our Initial Portfolio are currently in operation with the exception of Bluewater, which is expected to commence commercial operations in the third quarter of 2014. The following table sets forth the projects in our Initial Portfolio and their respective commercial operation date, nameplate capacity, Energy Sale Counterparty, contract expiration and the name and maturity date of any applicable project financing agreements:

Project	Commercial Operation Date	Resource	MW	Counterparty	Contract Expiration	Project Financing (Maturity)(1)
Northern Colorado	September 2009	Wind	174.3	Public Service Company of Colorado	2029 (22.5 MW) / 2034 (151.8 MW)	Mountain Prairie (2030)
Elk City	December 2009	Wind	98.9	Public Service Company of Oklahoma	2030	Mountain Prairie (2030)
Moore	February 2012	Solar	20.0	Ontario Power Authority	2032	St. Clair (2031)
Sombra	February 2012	Solar	20.0	Ontario Power Authority	2032	St. Clair (2031)
Perrin Ranch	January 2012	Wind	99.2	Arizona Public Service Company	2037	Canyon Wind (2030)
Conestogo	December 2012	Wind	22.9	Ontario Power Authority	2032	Trillium (2033)
Tuscola Bay	December 2012	Wind	120.0	DTE Electric Company	2032	Canyon Wind (2030)
Summerhaven	August 2013	Wind	124.4	Ontario Power Authority	2033	Trillium (2033)
Genesis	March 2014 (125.0 MW) / November 2013 (125.0 MW)	Solar	250.0	Pacific Gas & Electric Co.	2039	Genesis (2038)
Bluewater	3Q 2014 (expected)	Wind	59.9	Ontario Power Authority	2034 (estimated)	N/A

Total			989.6

(1)	See “Description of Certain Financing Arrangements” for a description of the existing project financings relating to our Initial Portfolio.

Significant Factors and Trends Affecting Our Business

Our results of operations and our ability to grow our business over time could be impacted by a number of factors and trends that affect our industry generally, our Initial Portfolio and other projects we may acquire in the future. These factors and trends include government incentives in the U.S. and Canada and the increasing competitiveness of renewable energy.

Government Incentives

Government incentives in the U.S. and Canada have the effect of making the development of clean energy projects more competitive by providing credits for a portion of the development costs or by providing favorable contract prices. A loss or reduction in such incentives could decrease the attractiveness of clean energy projects to developers, including NextEra, which could reduce our acquisition opportunities. Such a loss or reduction could also reduce our willingness to pursue or develop certain clean energy projects due to higher operating costs or decreased revenues under our PPAs, RESOP Contracts and FIT Contracts.

U.S. Federal, state and local governments and utilities have established various incentives to support the development of renewable energy. These incentives include accelerated tax depreciation, PTCs, ITCs, cash grants and RPS programs.

Wind and solar projects qualify for the U.S. federal Modified Accelerated Cost Recovery System depreciation schedule. This schedule allows a taxpayer to recognize the depreciation of tangible property on a five-year basis even though the useful life of such property is generally greater than five years.

The PTC is a U.S. federal incentive that provides a U.S. federal income tax credit on a ¢/kWh basis for all qualifying energy produced by a qualifying U.S. wind project during the first ten years after the project commences commercial operations. The PTC is no longer available for new wind projects unless they were “under construction” by the end of 2013 and the developer uses “continuous efforts” towards commencing commercial operations. Under IRS guidance, projects which were under construction by the end of 2013 and have commenced commercial operations by the end of 2015 will be deemed to have used continuous efforts. The expiration of the PTC has not impacted and will not impact any of the projects in our Initial Portfolio as none of our projects elected to receive PTCs.

The ITC and 1603 Cash Grant Program are U.S. federal incentives that are available after the project commences commercial operations and provide an income tax credit or cash grant for up to 30% of eligible installed costs. A solar project must commence commercial operations on or before December 31, 2016, to qualify for the 30.0% ITC. A solar project that commences commercial operations after December 31, 2016, may qualify for an ITC equal to 10.0% of eligible installed costs. Alternatively, in order to qualify for the 1603 Cash Grant, a solar project must have begun construction by the end of 2011 and have commenced commercial operations on or before December 31, 2016.

NextEra has applied for and received 1603 Cash Grants for Tuscola Bay, Perrin Ranch, Elk City and Northern Colorado. 1603 Cash Grants are treated as a 15% reduction (i.e., one half of the grant amount) to the tax basis of the property, plant and equipment and reduce the related depreciation over the useful life of the project. Genesis Solar, LLC has submitted applications for a 1603 Cash Grant of $182.5 million on behalf of Genesis Unit 2 and of $149.6 million on behalf of Genesis Unit 1. Any proceeds from Genesis’ receipt of 1603 Cash Grants are required to be used to repay certain of Genesis’ outstanding indebtedness. In the event the 1603 Cash Grant is not received by Genesis Solar, LLC by the deadline for repaying the portion of indebtedness that Genesis Solar, LLC expects to repay with 1603 Cash Grant proceeds, then Genesis Solar Holdings, LLC is required to contribute equity to Genesis Solar, LLC in the amount that is required to be repaid, which equity commitment has been guaranteed by NEECH. If the guarantee is drawn and used to repay such indebtedness, neither Genesis Solar, LLC nor Genesis Solar Holdings LLC will be obligated to reimburse NextEra for such payment except to the extent Genesis Solar, LLC receives 1603 Cash Grant proceeds that are not required to be used to repay Genesis Solar, LLC’s indebtedness. See “Certain Relationships and Related Party Transactions—Management Services Agreement—Credit Support.”

RPS are state regulatory programs created by state legislatures to encourage the development of renewable energy. They typically require utilities to produce or procure a certain percentage of their energy needs from renewable energy. According to the DOE, twenty-nine states and the District of Columbia currently have an RPS in place and eight other states have non-binding goals supporting renewable energy. Most states with mandatory RPS programs typically set a target between 10.0% and 30.0% of total energy capacity, while other states set a MW target to achieve their RPS goals. Additionally, several states have pending legislation to adopt new RPS programs. We expect RPS programs to continue to increase demand by utilities for renewable energy in order to meet state RPS requirements.

Canada. Canada is a world leader in the production and use of clean energy as a percentage of its total energy needs. While a majority of Canada’s energy is produced by hydro energy, non-hydro renewable energy is providing an increasing proportion of energy each year. Government incentives at the provincial level continue to drive the growth of renewable energy in Canada. Provincial governments have been supportive of renewable energy in general, and wind energy in particular, through renewable energy targets and incentive plans.

Ontario has been a leader in supporting the development of renewable energy in Canada. The LTEP, released in December 2013 by the Ontario Ministry of Energy, suggests that by 2025, 20 GW of renewable energy will be online in the province. The LTEP also indicates that 10.7 GW of non-hydro renewable energy generating capacity is targeted to be phased in by 2021.

Increasing Competitiveness of Renewable Energy

Renewable energy technology and installation costs have improved meaningfully in recent years. Wind technology is improving as a result of taller towers, longer blades and more efficient energy conversion equipment, which allow wind projects to more efficiently capture wind resource and produce more energy. Over the last 10 years technology improvements have decreased the cost of wind energy in the U.S. between 24.0% and 39.0% depending on wind speed, according to IEA estimates. Solar technology is also improving as solar cell efficiencies improve and installation costs decline. Since the start of 2010, the total average installed cost of utility-scale solar has declined over 50.0%, according to Bloomberg New Energy Finance.

Impact of increasingly stringent environmental rules and regulations on coal-fired generation

Traditional coal-fired plants emit greenhouse gases and other pollutants. The EPA is responsible for implementing rules and regulations to protect the environment, including rules and regulations that limit emissions of greenhouse gases and other pollutants from coal-fired plants. A number of new EPA rules are emerging that are expected to impact many coal-fired plants in the U.S. While there is some uncertainty as to the timing, requirements and compliance dates that will ultimately be imposed by these rules, we expect that the owners of some of the smaller, older or less efficient coal-fired plants will choose to decommission these facilities rather than make the significant financial investments in these plants that will be necessary to comply with environmental rules and regulations. In addition, the continuation of lower natural gas prices will put additional pressure on these plants. According to Bloomberg New Energy Finance, over 100 MW of coal-fired capacity will be retired in the U.S. by the end of 2020.

Significant Factors Affecting Results of Operations and Financial Condition

Significant factors that could affect our results of operations and financial condition are:

•	wind and solar resource levels, weather conditions and the performance of our Initial Portfolio;

•	timing of commencement of commercial operations of our Initial Portfolio;

•	financings; and

•	expenses.

Wind and Solar Resource, Weather Conditions and the Performance of Our Initial Portfolio

Wind and solar resource levels, weather conditions and the performance of our Initial Portfolio represent significant factors that could affect our operating results because these variables impact our energy sales.

Energy produced from our Initial Portfolio depends primarily on wind and solar resource levels, weather conditions at each project and the related impact of each on the performance of the projects in our Initial Portfolio. Our energy production estimates are based on internal and third-party long-term meteorological information, which includes data collected from equipment located at the project in some cases, wind and solar data from other sources and equipment power curve estimates.

Our wind analysis evaluates wind speed and prevailing direction, atmospheric conditions, wake and seasonal variations for each project. Our solar analysis evaluates solar irradiance levels and prevailing direction, atmospheric conditions, and seasonal variations for each project. The result of our analyses is a probabilistic assessment of a project’s energy production, which is expressed through “P levels.” A P level is the amount of annual energy production that a particular project or group of projects will meet or exceed P% of the time. For example, an annual P50 production level of 100 MWh means that we expect a particular project or group of projects to produce at least 100 MWh per year in 50 out of every 100 years. Similarly, an annual P95 production level of 100 MWh means that we expect a particular project or group of projects to produce at least 100 MWh per year in 95 out of 100 years.

We plan for variability around a P50 production level measured on an annual basis. A P50 production level generally provides the foundation for our financial forecast. We use P75, P90 and P95 production levels measured on an annual basis as sensitivities or potential variability of output relative to our financial forecast and expectations. In addition, we typically use a P90 production level to determine the appropriate amount of indebtedness for each project.

As stated above, our P50, P75, P90 and P95 variability analysis is measured on an annual basis. Relative variability increases as the measurement period shortens, so it is likely that we will experience increased variability on a monthly or quarterly basis than on an annual basis. Therefore, our monthly and quarterly cash flow and payout ratios are likely to reflect more variability when compared to our annual cash flow and payout ratios. We also expect seasonal variability to occur. We expect to use cash reserves and NEE Operating LP’s revolving credit facility to help manage short-term production and cash flow variability and the related impact on cash available for distribution to our unitholders.

The variability of output of a portfolio of projects is less than the average of the individual variability of the projects. We refer to this as the “portfolio effect.” The larger and more diverse the portfolio, the lower the expected variability. Our Initial Portfolio is large enough and diverse enough to produce a meaningful reduction in overall variability, as demonstrated in the following chart:

	P95(1)	P90(1)	P75(1)
No portfolio effect	84%	88%	93%
Portfolio effect	88%	91%	95%

(1) As a percentage of P50.

As shown in the table above, the portfolio effect results in a reduction in the production variability across our Initial Portfolio.

We and our project lenders use annual energy production forecasts, including probability analysis, to evaluate the ability of a project to make debt service payments and to determine the nature and size of project-level debt and liquidity features, such as debt service reserves or letter of credit facilities. To date, none of the projects in our Initial Portfolio have been restricted from making distributions under the terms of our project-level financing agreements. See “Description of Certain Financing Arrangements” for a description of the project financings relating to the projects in our Initial Portfolio.

Our energy production and our ability to produce energy in a cost-effective manner partly depends on our ability to maintain the projects in our Initial Portfolio and the equipment that we use. We use high-quality, reliable equipment from top manufacturers for each of the projects in our Initial Portfolio. Given our manufacturers’ global portfolio and strong balance sheets, the warranties that we secure for our equipment and our operating approach, we expect reliable long-term equipment operation at the projects in our Initial Portfolio. In addition, we expect high availability and long-term production from our Initial Portfolio due to a combination of high-quality equipment, scale, operating experience, shared spare parts inventory and common operating practices with NEER.

Timing of Commencement of Commercial Operations

Projects commencing commercial operations could cause our operating results to vary as compared to prior periods in which a project was not in service or was in service for only a portion of the period. Summerhaven and Genesis Unit 2 entered commercial operations in August 2013 and November 2013, respectively. Genesis Unit 1 entered commercial operations in March 2014 and Bluewater is expected to enter commercial operations in the third quarter of 2014. Therefore, our results of operations for the year ended December 31, 2013, represent only a partial year of operating results in respect of Summerhaven and Genesis

Unit 2 and no operating results from Genesis Unit 1 or Bluewater. As a result, we expect the commencement of commercial operations of these projects to have a significant impact on our revenue and expenses in late 2013 and in 2014, and therefore have a significant impact on our results of operation for the year ended December 31, 2014. When a project commences commercial operations, we incur increased fees and expenses under such project’s ASA and O&M Agreement, which had and will have a negative impact on our net income in late 2013 and in 2014, respectively. Overall, we expect a positive impact in our financial condition and results of operation for the year ending December 31, 2014, and beyond due to the commencement of operations of these projects.

Financings

We intend to use a portion of our cash flows for interest and principal payments on borrowings under our financing arrangements. Our interest expense reflects periodic interest on debt at our Initial Portfolio and interest on borrowings, if any, under NEE Operating LP’s revolving credit facility. Changes in interest rates could impact the amount of interest due under these financings, to the extent the interest expense is not hedged under a swap agreement.

Principal payments under our existing project financings are due on a semi-annual basis. The following table shows certain of the characteristics of our various project financings:

Project Financing	Principal Payments	Maturity	Principal Amount Outstanding as of February 28, 2014 (in millions)	Twelve-Month Period Ending June 30, 2015	Thereafter(1)
				(U.S. dollars in thousands)
Mountain Prairie	June and December	2030	$289.4	$8,304	$275,614
St. Clair	February and August	2031	CAD 161.0	7,522	138,725
Canyon	March and September	2030	$223.0	11,894	203,255
Trillium	February and August	2033	CAD 313.3	6,446	278,078
Genesis	February and August	2038	$852.0	24,210	845,717
Bluewater	—	—	—	6,721	147,656

Total				$65,097	$1,889,045

(1)	The amortization of our project financings is principally related to the length of the applicable PPA, FIT Contract or RESOP Contract.

See “Description of Certain Financing Arrangements” for a description of the existing project financings relating to our Initial Portfolio.

Expenses

We expect that our O&M expenses will increase by approximately $4.0 million per year as a result of becoming a publicly-traded limited partnership following this offering. This increase will be due, in part, to increased third-party accounting services, filing reports with the SEC, independent auditor fees, investor relations activities, directors’ fees, compensation and expenses, directors’ and officers’ insurance, stock exchange listing fees, registrar and transfer agent fees and other expenses. NEE Operating LP will reimburse NEE Partners for such expenses. Our financial statements following this offering will reflect the impact of these increased expenses, which will affect the comparability of our accounting predecessor’s historical financial statements for periods prior to the completion of this offering.

We expect that NEE Operating LP’s O&M expenses will also increase by approximately $6.8 million per year as a result of the $5.0 million management fee and $1.8 million credit support fee, both of which will be paid by NEE Operating LP under the Management Services Agreement. Our financial statements following this offering will reflect the impact of this increased expense, which will affect the comparability of our accounting predecessor’s historical financial statements for periods prior to the completion of this offering. See “Certain Relationships and Related Party Transactions—Management Services Agreement.”

We anticipate that our O&M expenses for our Initial Portfolio will remain relatively stable from year to year under the O&M agreements and ASAs through which O&M and O&M services are provided to us. However, O&M expenses are likely to be higher for the year ending December 31, 2014, as compared to historical periods due to the commencement or expected commencement of commercial operations at a number of the projects in our Initial Portfolio, which will affect the comparability of our accounting predecessor’s historical financial statements for periods prior to the completion of this offering. Our financial statements following any acquisition of a new project will reflect the impact of these increased expenses. In addition O&M expenses are likely to increase as we acquire new projects.

Combined Results of Operations of Our Accounting Predecessor

	Years Ended December 31,
	2013	2012
	(In thousands)
Statement of Operations Data:
Operating revenues	$141,796	$93,415
Operating expenses:
Operations and maintenance	29,640	16,933
Depreciation and amortization	39,427	23,599
Taxes other than income taxes and other	4,744	1,155
Transmission	2,123	2,099

Total operating expenses	75,934	43,786

Operating income	65,862	49,629

Other income (deductions):
Interest expense	(41,637)	(43,195)
Gain on settlement of contingent consideration of project acquisition	4,809	—
Other—net	77	673

Total deductions—net	(36,751)	(42,522)

Income before income taxes	29,111	7,107
Income tax (expense) benefit	(18,337)	8,891

Net income	$10,774	$15,998

Operating Revenues

Operating revenues primarily consist of income from the sale of energy under our PPAs, RESOP Contracts and FIT Contracts. Operating revenues increased approximately $48.4 million during the year ended December 31, 2013, as compared to the year ended December 31, 2012, primarily due to the commencement of commercial operations at Tuscola Bay and Conestogo in December 2012, Summerhaven in August 2013, Genesis Unit 2 in November 2013 and the acquisition of Moore and Sombra in early 2012 soon after it commenced commercial operations in February 2012. Changes in volume and price did not materially impact our change in operating revenues during the periods presented.

	Total (dollars in thousands)
Year Ended December 31, 2013	$141,796
Year Ended December 31, 2012	$93,415
Generation—year ended December 31, 2013	1,701	GWh
Generation—year ended December 31, 2012	1,157	GWh

Operating Expense

Operations and Maintenance

O&M expenses include interconnection costs, labor expenses, turbine servicing costs, lease royalty payments, property taxes, insurance, materials, supplies, shared services and administrative expenses attributable to our projects, costs and expenses under ASA and O&M agreements fees and other costs associated with becoming a publicly traded partnership. We also include the cost of maintaining and replacing certain parts for the projects in our Initial Portfolio to maintain our long-term operating income and operating capacity. O&M expense increased $12.7 million for the year ended December 31, 2013, as compared to the year ended December 31, 2012, primarily due to the commencement of commercial operations at Tuscola Bay and Conestogo in December 2012, Summerhaven in August 2013 and Genesis Unit 2 in November 2013. The other projects in our Initial Portfolio did not have material changes in O&M expense during the periods presented.

Depreciation and Amortization

Depreciation and amortization expense reflects costs associated with depreciation and amortization of our assets, based on consistent depreciable asset lives and depreciation methodologies under GAAP. For all of our U.S. projects, we elected to receive convertible ITCs, which are recorded as a reduction in property, plant and equipment on our combined balance sheets and are amortized as a reduction to depreciation and amortization expense over the estimated life of the related property. We also include in depreciation expense a provision for wind and solar facility dismantlement, interim asset removal costs, and accretion related to asset retirement obligations.

Depreciation and amortization increased $15.8 million during the year ended December 31, 2013, as compared to the year ended December 31, 2012, primarily due to the commencement of commercial operations at Tuscola Bay and Conestogo in December 2012, Summerhaven in August 2013, Genesis Unit 2 in November 2013 and the acquisition of Moore and Sombra in early 2012 soon after it commenced commercial operations in February 2012. The other projects in our Initial Portfolio did not have material changes in depreciation and amortization during the periods presented.

Taxes Other than Income Taxes

Taxes other than income taxes increased by $3.6 million during the year ended December 31, 2013, as compared to the year ended December 31, 2012, primarily due to an increase in property taxes as a result of the commencement of commercial operations at Tuscola Bay and Conestogo in December 2012, Summerhaven in August 2013, Genesis Unit 2 in November 2013 and the acquisition of Moore and Sombra in early 2012 soon after it commenced commercial operations in February 2012. The other projects in our Initial Portfolio did not have material changes in taxes during the periods presented.

Other Income (Deductions)

Interest Expense

Interest expense primarily consists of interest accrued under our project financings, partially offset by interest capitalization on qualified expenditures. Interest expense decreased $1.6 million during the year ended December 31, 2013, as compared to the year ended December 31, 2012, primarily due to higher interest capitalization on qualified expenditures associated with the construction of Genesis.

Gain on Settlement of Contingent Consideration of Project Acquisition

Gain on settlement of contingent consideration of project acquisition increased $4.8 million during the year ended December 31, 2013, as compared to the year ended December 31, 2012, primarily due to a change in estimate relating to the contingent consideration related to the acquisition of two of our projects.

Income Taxes

Income taxes are calculated using the “Separate Return Method” for each of the Project Entities that are structured as limited liability companies or corporations. Income taxes are not included for entities that are structured as flow through entities (partnerships). Income tax expense includes federal, state and Canadian taxes on operations, as applicable. Also included in income tax expense is the impact of valuation allowances recorded against DTAs and the tax benefit associated with the 50% basis reduction in property for grants received in accordance with Section 1603 of the American Recovery and Reinvestment Act of 2009.

Income tax expense increased $27.2 million during the year ended December 31, 2013, as compared to the year ended December 31, 2012 primarily due to an increase in a valuation allowances on the deferred tax assets of $31.3 million associated with Genesis, Mountain Prairie and Canyon Wind NOLs and state income tax credits on Perrin Ranch, and an increase of $2.5 million due to higher pretax book income partially offset by a lower deferred income tax benefit associated with convertible ITCs of $10.8 million.

Liquidity and Capital Resources

Our business requires substantial capital to fund:

•	current O&M costs;

•	debt service payments;

•	distributions to holders of common units;

•	potential investments in new acquisitions;

•	maintenance and expansion capital expenditures and other investments;

•	unforeseen events; and

•	other business expenses.

Our accounting predecessor’s operations largely relied on, and we will continue to rely on, internally generated cash flow. We expect to satisfy our capital requirements through a combination of cash on hand, cash flow from operations, borrowings under existing and anticipated future financing arrangements and the issuance of additional equity securities as appropriate and given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity and capital needs. However, we are subject to business and operational risks that could adversely affect our cash flow. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. In addition, changes in our operating plans, including lower than anticipated revenues, increased expenses, capital expenditures, acquisitions or other events may cause us to seek additional debt or equity financing in future periods, which may not be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Risk Factors” may also significantly impact our liquidity, financial condition and ability to raise additional financing in future periods.

Under the Management Services Agreement, NEE Operating LP has agreed to allow the Manager or one of its affiliates to withdraw distributions received by our subsidiaries, including NEE Operating LP, and to hold those funds in accounts of the Manager or one of its affiliates to the extent the funds are not required to pay project costs or otherwise required to be maintained by our subsidiaries, until the financing agreements of our subsidiaries permit distributions to be made, or, in the case of NEE Operating LP, until such funds are required to make a scheduled distribution or to pay expenses or other operating costs. If the Manager fails to return project revenues when required by our subsidiaries’ financings, the lenders will be entitled to draw on credit support provided by the Manager in the amount of such project revenues. In addition, NEE Operating LP will have a claim under the Management Services Agreement for any funds that the Manager fails to return:

•	when required by our subsidiaries’ financings;

•	when our subsidiaries’ financings otherwise permit distributions to be made to NEE Operating LP;

•	when the Management Services Agreement requires funds to be returned to NEE Operating LP; or

•	when otherwise demanded by NEE Operating GP.

If the Manager or one of its affiliates realizes any earnings on the withdrawn funds prior to the return of such funds, it will be permitted to retain those earnings. See “Certain Relationships and Related Party Transactions—Management Services Agreement—Services Rendered—Credit Support Compensation.”

Liquidity Position

At December 31, 2013 and 2012, our liquidity position was approximately $111.8 million and $355.8 million, respectively. The table below provides the components of NEE Partners liquidity position as of December 31, 2013 and 2012:

	2013	2012
	(In thousands)
Cash and cash equivalents	$26,580	$21,028
Restricted cash(1)	2,370	251,860
Letter of credit facilities	82,888	82,888

Total	$111,838	$355,776

(1)	Consists primarily of cash available solely for use in financing the construction of Genesis.

Management believes that our liquidity position and cash flows from operations will be adequate to finance growth, O&M, capital expenditures, distributions to our unitholders and other liquidity commitments. Management continues to regularly monitor the financing needs of our business consistent with prudent balance sheet management.

Financing Arrangements

Revolving Credit Facility

Concurrently with the completion of this offering, NEE Operating LP plans to enter into a new $         senior secured revolving credit facility. NEE Operating LP’s revolving credit facility will include borrowing capacity for letters of credit and for incremental commitments to increase the revolving credit facility to up to $         million in the aggregate, subject to certain conditions. NEE Operating LP’s revolving credit facility will contain certain financial covenants, including maximum borrower leverage ratio and minimum borrower interest coverage ratio. In general, NEE Operating LP’s revolving credit facility will contain representations and warranties that are customary for this type of financing, including limitations on certain investments and restricted payments; provided, however, that each of NEE Operating LP and NEE Partners will be permitted to pay distributions to their respective unitholders out of available cash so long as no default or event of default under NEE Operating LP’s revolving credit facility has occurred and is continuing at the time of such distribution, or would result therefrom, and that we are otherwise in compliance with the facility’s covenants. NEE Operating LP’s revolving credit facility will also contain events of default that are customary for this type of financing. Following the closing of this offering, we may incur interest expense under NEE Operating LP’s revolving credit facility and other borrowing arrangements we may enter into from time to time.

Project Financings

Most of the projects in our Initial Portfolio are subject to project financings that contain certain financial covenants and distribution tests, including debt service coverage ratios. In general, these project financings contain representations and warranties that are customary for these types of financings, including limitations on investments and restricted payments. Generally, our project financings are subject to a fixed interest rate. However, two of our project financings accrue interest at variable rates based on the London Interbank Offered Rate (“LIBOR”). We entered into several interest rate swaps for one of these financings to hedge against interest rate movements with respect to interest payments on the loan. Under the project financings, each project will be permitted to pay distributions out of available cash on a semi-annual basis so long as certain conditions are satisfied, including that reserves are funded with cash or credit support, no default or event of default under the applicable financings has occurred and is continuing at the time of such distribution or would result therefrom, and each project is otherwise in compliance with the project financing’s covenants and the applicable minimum debt service coverage ratio is satisfied. The minimum debt service coverage ratio that must be satisfied under all of our project financings is 1.20:1.00. At December 31, 2013, we were in compliance with all covenants under our project financings and our debt service coverage ratios equaled or exceeded 1.20:1.00 in all periods subsequent to obtaining each financing. See “Description of Certain Financing Arrangements” for a further description of the terms of our existing project financings.

Contractual Obligations

The following table summarizes the contractual obligations of our accounting predecessor as of December 31, 2013:

	Payments due by period
	2014	2015	2016	2017	2018	Thereafter	Total
	(in millions)
Contractual Obligations
Long-term debt, including interest(1)	$444.4	$125.4	$127.6	$126.2	$126.7	$1,694.4	$2,644.7
Asset retirement activities(2)	—	—	—	—	—	87.1	87.1
Land lease payments(3)	3.7	3.8	3.8	3.9	4.0	116.3	135.5

Total	$448.1	$129.2	$131.4	$130.1	$130.7	$1,897.8	$2,867.3

(1)	Includes principal, interest and interest rate swaps. Variable rate interest was computed using December 31, 2013 rates.
(2)	Represents expected cash payments adjusted for inflation for estimated costs to perform asset retirement activities.
(3)	Represents various agreements that provide for payments to landowners for the right to use the land upon which the projects are located.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Capital Expenditures

Our capital expenditure program has historically focused on expenditures associated with new projects, which have been funded entirely by NEECH and project-level financings. For the years ended December 31, 2013 and 2012, we had approximately $647.3 million and $518.1 million, respectively, of capital expenditures. In 2014, we have budgeted approximately $95 million in capital expenditures primarily related to the completion of construction of Genesis and Bluewater which will be funded by project-level financings and NEECH and its affiliates. For the year ending December 31, 2014, of our $95 million capital expenditures budgeted, $94 million is expected to be incurred for expansion capital expenditures, and $1 million is expected to be incurred for maintenance capital expenditures, which will be funded by cash on the balance sheet at the completion of this offering. Our capital expenditure program is focused on maintaining our operational projects. We develop annual capital spending plans based on projected requirements for maintenance capital. For our wind projects, maintenance costs are usually expensed to operations and maintenance expenses instead of being capitalized to property, plant and equipment.

Following the completion of this offering, we expect to acquire additional projects. Although neither we, NEER nor any third party currently has any commitments to enter into such transactions, we may have the opportunity to acquire NEER ROFO Projects under the Omnibus Agreement from time to time during the six year period following the completion of this offering, other NEER projects or projects from third parties. We do not expect to have sufficient amounts of cash on hand to fund the acquisition costs of all these projects. In order to pursue these opportunities, we will need to finance a portion of these acquisitions by raising equity or incurring debt. We believe that we will have the access to capital to pursue these opportunities, but we are subject to business, financial, operational, macroeconomic and other risks that could adversely affect our cash flows, results of operations, financial condition and ability to raise capital. A material decrease in our cash flows, deterioration in our financial condition or downturn in the financing and capital markets would likely have an adverse effect on our ability to make such investments.

In addition, we will make investments from time to time in our Initial Portfolio. Our Initial Portfolio consists of projects that have commenced commercial operations, with the exception of Bluewater, which is expected to commence commercial operations in the third quarter of 2014. Ongoing capital expenditures for projects that have already commenced commercial operations are generally not significant because most expenditures relate to repairs and maintenance and are expensed when incurred. Maintenance capital expenditures are cash expenditures that are made to repair, refurbish and maintain equipment reliability, integrity and safety and to comply with applicable laws and regulations, or other cash expenditures that, in each case, are made to maintain, over the long term, operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish or replace NEE Operating LP’s clean energy projects, to upgrade transmission networks, to maintain equipment reliability, integrity and safety and to comply with applicable laws and regulations. For example, maintenance capital expenditures include expenditures associated with the upgrade or replacement of existing equipment and structures to maintain operating performance.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements, including construction expenditures that are expected to increase NEE Operating LP’s operating income or operating capacity over the long term. Examples of expansion capital expenditures include the acquisition of equipment or additional clean energy projects to the extent such capital expenditures are expected to increase NEE Operating LP’s operating capacity or its operating income. Expansion capital expenditures include interest expense associated with borrowings used to fund expansion capital expenditures.

Capital expenditures are generally made at our Project Entities using project cash flows and reserves, although funding for major capital expenditures may be provided by additional project debt or equity capital infusions by the direct or indirect parent of our Project Entities. Therefore, distributions that we receive from our Project Entities may be made net of certain capital expenditures at the projects.

Cash Distributions to Unitholders

Our partnership agreement requires us to distribute our available cash quarterly. Generally, our available cash is all cash on hand at the date of determination in respect of such quarter (including any expected distributions from NEE Operating LP and, during the purchase price adjustment period, payments from NEE Equity under the Purchase Agreement in respect of such quarter), less the amount of cash reserves established by our general partner. We currently expect that cash reserves would be established solely to provide for the payment of income taxes payable by NEE Partners, if any. Our cash flow is generated from distributions we receive from NEE Operating LP and, during the purchase price adjustment period, from any payments we receive from NEE Equity under the Purchase Agreement, which payments will be funded solely by any distributions NEE Equity receives from NEE Operating LP. NEE Operating LP will pay all of our O&M expenses we expect to incur as a result of being a publicly traded entity. We do not expect to be required to pay U.S. federal income tax initially. As a result, our ability to make distributions to our unitholders depends on the ability of NEE Operating LP to make cash distributions to its limited partners, including us.

NEE Operating LP will distribute all of its available cash to its unitholders, including us, each quarter. The majority of such available cash will be derived from the operations of our Initial Portfolio. Our cash available for distribution is likely to fluctuate from quarter to quarter, and in some cases significantly, as a result of the performance of our Initial Portfolio, seasonality, maintenance and outage schedules and other factors. See “Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations.”

Cash Flows

Year Ended December 31, 2013, Compared to Year Ended December 31, 2012

The following table reflects the changes in cash flows for the comparative periods:

	(In millions)
Year Ended December 31,	2013	2012	Change
Net cash provided by operating activities	$86.2	$28.3	$57.9
Net cash used in investing activities	$(393.1)	$(346.6)	$(46.5)
Net cash provided by financing activities	$313.2	$334.5	$(21.3)

Net Cash Provided by Operating Activities

Changes in net cash provided by operating activities were driven by the higher cash flows from projects that commenced commercial operations in late 2012 through 2013. These projects include Conestogo, Tuscola Bay, Summerhaven and Genesis Unit 2.

Net Cash Used in Investing Activities

Changes in net cash used in investing activities were driven by increased capital expenditures related to construction activities, lower investments in acquisitions and lower restricted cash balances related to the timing of construction payments for projects that commenced commercial operations in 2012 through 2013. These projects include Perrin Ranch, Conestogo, Moore, Sombra, Tuscola Bay, Summerhaven and Genesis Unit 2.

	(In millions)
Year Ended December 31,	2013	2012
Capital expenditures	$(647.3)	(518.1)
Acquisition of project	—	(192.4)
Changes in restricted cash	249.5	313.6
Other	4.7	50.3

Net cash used in investing activities	$(393.1)	$(346.6)

Net Cash Provided by Financing Activities

Changes in net cash provided by financing activities are driven by member distributions and partially offset by the issuance of long-term debt, which relates to projects that commenced commercial operations in late 2012 through 2013. These projects include Perrin Ranch, Conestogo, Tuscola Bay, Summerhaven and Genesis Unit 2.

	(In millions)
	2013	2012
Year Ended December 31,
Member contributions-net	$204.7	$149.4
Issuances of long-term debt-net	135.3	175.7
Other	(26.8)	9.4

Net cash provided by financing activities	$313.2	$334.5

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on the combined financial statements of our accounting predecessor, which have been prepared in accordance with GAAP. Critical accounting policies are those that we believe are both most important to our financial condition and results of operations and require complex, subjective judgments, often as a result of the need to make estimates and assumptions about the effect of factors that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The following policies are those considered to be the most critical in understanding the judgments that are involved in preparing the combined financial statements.

Income Taxes

The U.S. Project Entities presented in these financial statements were historically included in the consolidated federal income tax return of NextEra. Income taxes as presented herein attribute current and deferred income taxes to the U.S. Project Entities in a manner that is systematic, rational and consistent with the asset and liability method prescribed by ASC740, “Accounting for Income Taxes.” Accordingly, the U.S. Project Entities’ income tax provisions are prepared under the “Separate Return Method.” The Separate Return Method applies ASC740 to the stand-alone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a stand-alone enterprise. Accordingly, the sum of the amounts allocated to the U.S. Project Entities’ provisions may not equal the income taxes that would have resulted from a consolidated filing of these entities.

The Canadian Project Entities have not been included in the consolidated U.S. tax filing of NextEra, as they are excluded from the U.S. federal income tax group. The Moore and Sombra Project Entities, as well as St. Clair, were Canadian corporations that filed separate Canadian income tax returns and taxes have been provided herein on that basis. The Summerhaven and Connestogo Project Entities, as well as Trillium, are Canadian Limited Partnerships from which virtually all of the tax attributes flow through to the owner, which is not a predecessor entity. Because of their flow-through nature, no income taxes have been provided with regard to these entities.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets (“DTAs”) individually by entity and by taxing jurisdiction, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities (“DTLs”), projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, we begin with historical results and incorporate assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we generally consider three years of cumulative operating income (loss).

As of December 31, 2013 and 2012, we have federal income tax NOL carryforwards of $200.0 million and $173.2 million, respectively, and state income tax NOL carryforwards of $27.0 million and $18.0 million. The NOLs will expire at various dates from 2022 through 2033, as follows:

	(in millions)
	2013	2012
2022	0.3	0.3
2023	2.3	—
2029	84.5	87.0
2030	21.9	21.9
2031	9.2	9.2
2032	72.6	72.9
2033	36.3	—

Total	227.1	191.3

In addition to NOLs, we have significant property related DTAs. Based on our analysis of all of the positive and negative evidence related to our ability to recover these DTAs, we believe that it is more likely than not that the benefit from certain NOL carryforwards and other DTAs will not be realized. In recognition of this assessment, we have provided a valuation allowance against them as of December 31, 2013 and 2012 of $78.2 million and $28.9 million, respectively. Approximately $51 million of the 2013 valuation allowance is related to Genesis. Genesis has been under construction since 2011 and has experienced losses during this time as a result. The fact that Genesis has had historical operating losses is objective negative evidence related to the realization of the associated DTA; therefore, a full valuation allowance has been placed on the Genesis DTAs. However, construction has been completed as scheduled and Genesis began operations in 2014 as planned. The remainder of the valuation allowance relates to losses of Mountain Prairie and Canyon Wind that, under the “separate return method” would not have a source of taxable income against which to recover the DTAs. Additionally, we have $19.3 million and $18 million, respectively, of state income tax credits upon which there is a valuation reserve of $2.6 million and $1.3 million, largely due to Arizona ITCs on Perrin Ranch that have a 5 year carryforward period. If our assumptions change and we determine we will be able to realize these DTAs, the tax benefits relating to any reversal of the valuation allowance as of December 31, 2013, will be accounted for as follows: approximately $78.2 million will be recognized as a reduction of income tax expense and $78.2 million will be recorded as an increase in assets.

Our effective tax rate for 2013 and 2012 is 62.9% and (125.4%), respectively. Our tax rate is affected by recurring items, such as the relative amount of income we earn in jurisdictions. It is also affected by discrete items that may occur in any given year, but are not consistent from year to year. The 188.2 percentage point swing in the tax rate from 2012 to 2013 is largely caused by the impact of changes in valuation allowances and the 50% basis reduction on the receipt of convertible ITCs. Refer to Footnote 11 in the audited financial statements incorporated herein for a reconciliation of the taxes calculated at the U.S. statutory federal income tax rate to the Project Entities’ effective tax rate. The following items had the most significant impact on the change in the 2012 and 2013 effective tax rates:

Change in Valuation Allowances (Genesis, Mountain Prairie, Canyon Wind)	(17.0%)
50% Basis reduction due to convertible ITCs (Tuscola Bay, Perrin Ranch, Genesis)	183.3%
State Income Taxes, including impact of VAs and 50% basis reduction	25.9%
Other	(4.0)

Total Change	188.2%

Changes in tax laws and rates could also affect recorded DTAs and DTLs in the future. Management is not aware of any such changes that would have a material effect on the company’s results of operations, cash flows or financial position.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our North American operations.

ASC 740 provides that a tax benefit from an uncertain tax position will be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, and disclosure and transition. There are no material uncertain tax positions recognized in the financial statements.

We recognize tax liabilities in accordance with ASC 740 and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is required to be recognized if the carrying value of the asset exceeds the undiscounted future net cash flows associated with the asset. The impairment loss to be recognized is the amount by which the carrying value of the long-lived asset exceeds the asset’s fair value. In most instances, the fair value is determined by discounting estimated future cash flows using an appropriate interest rate.

The amount of future net cash flows, the timing of such cash flows and the determination of an appropriate interest rate all involve estimates and judgments about future events. In particular, the aggregate amount of cash flows determines whether an impairment exists, and the timing of the cash flows is critical in determining fair value for the purposes of determining the impairment loss to be recognized. Because each assessment is based on the facts and circumstances associated with each long-lived asset, the effects of changes in assumptions cannot be generalized.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to several market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business. The types of market risks include interest rate and counterparty credit risks.

Interest Rate Risk

We are exposed to risk resulting from changes in interest rates associated with current and future issuances of debt. The debt of some of our subsidiaries accrues interest at fixed rates and the debt of some of our other subsidiaries accrues interest at variable rates. We manage our interest rate exposure by monitoring current interest rates, entering into interest rate swap contracts and using a combination of fixed rate and variable rate debt. Interest rate swaps are used to mitigate or adjust interest rate exposure when appropriate based upon market conditions or when required by financing agreements. See Note 5 to our audited combined financial statements for more information about interest rate swaps of our project subsidiaries.

We have long-term debt instruments that subject us to the risk of loss associated with movements in market interest rates. See Note 4 to our audited combined financial statements for more information about our long-term debt. See “Description of Certain Financing Arrangements” for a further description of the terms of our existing financings. As of December 31, 2013, the estimated fair value of our debt was approximately $1.8 billion and the carrying value of our debt was $1.8 billion. We estimate that a 0.1% decrease in market interest rates would have increased the fair value of our long-term debt by $19 million as of December 31, 2013.

Counterparty Credit Risk

Risks surrounding counterparty performance and credit risk could ultimately impact the amount and timing of expected cash flows. Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties under the terms of their contractual obligations. We intend to monitor and manage credit risk through credit policies that include a credit approval process and the use of credit mitigation measures such as prepayment arrangements in certain circumstances. We also seek to mitigate counterparty risk by having a diversified portfolio of counterparties. In addition, the projects in our Initial Portfolio are fully contracted to creditworthy counterparties with a capacity-weighted average Moody’s credit rating of A2 under long-term contracts that will have a capacity-weighted average remaining contract term of nearly 21 years as of June 30, 2014, after giving effect to the Bluewater FIT Contract.

INDUSTRY OVERVIEW

U.S. Energy Industry

The energy industry is one of the largest industries in the U.S. According to Bloomberg New Energy Finance, the U.S. has a total operating energy capacity of approximately 1,016 GW as of December 2013, which is comprised of a diverse mix of fuel types, including 442 GW of natural gas-fired capacity, 234 GW of coal-fired capacity, 190 GW of renewable capacity, 99 GW of nuclear capacity and 51 GW of oil-fired capacity. As illustrated in the table below, non-hydro renewable capacity increased at an average annual rate of approximately 15% per year from 2000 to 2013. While forecasts of future growth are dependent on a number of factors, including the rate of continued improvement in renewable energy technology and costs, government incentives, natural gas and energy prices and future emission standards regulation, industry researchers expect investment in renewable energy to continue. Bloomberg New Energy Finance, which has been analyzing the global renewable energy industry for over a decade, forecasts the U.S. renewable energy industry to grow at an average annual rate of approximately 10% per year from 2013 through 2020.

U.S. Capacity Mix by Primary Fuel (in GW)

Fuel	2000(1)		2013(2)	2020(3)	CAGR 2013-2020
Hydro	98.0		101.6	105.9	1.0%
Non-Hydro Renewables(3)	15.1		88.4	169.1	10.0%
Nuclear	98.0		99.2	104.1	1.0%
Coal	315.4		234.2	196.1	(2.0)%
Oil	281.6	(1)	50.7	41.0	(3.0)%
Natural Gas	N/A	(1)	442.1	490.9	2.0%

Total	808.1		1,016.2	1,107.1

(1)	Source: EIA Annual Energy Outlook 2003. EIA combined gas and oil-fired generation in 2000.
(2)	Source: Bloomberg New Energy Finance, includes utility-scale projects.
(3)	Includes wind, solar, biomass, waste to energy and geothermal.

In response to relatively low natural gas prices over the past few years, expectations for the continued abundance of low-cost natural gas, increasingly stringent environmental regulations and supportive federal, state and local initiatives and incentives for renewable energy, industry participants have increasingly transitioned to clean energy resources. Natural gas-fired and renewable energy projects were the two largest contributors to capacity growth between 2000 and 2013.

U.S. Capacity Additions by Fuel Type (in GW)

Fuel	2000-2013 Additions	CAGR 2003-2020
Hydro	3.6	0%
Non-Hydro Renewables	73.3	15%
Nuclear	1.2	0%
Coal	(81.2)	(2)%
Natural Gas and Oil	211.2	4%

Total	208.1

Source:	Annual Energy Outlook 2003 and Bloomberg New Energy Finance.

U.S. Renewable Generation Market

Growth in renewable energy is largely attributable to its increasing cost competitiveness driven primarily by government incentives, improving technology and installation costs and the impact of increasingly stringent environmental rules and regulations on coal-fired generation.

Growth Drivers of U.S. Renewable Generation

Government Incentives for Renewables. U.S. federal, state and local governments and utilities have established various incentives to support the development of renewable energy. These incentives include accelerated tax depreciation, PTCs, ITCs, cash grants and RPS programs.

•	Wind and solar projects qualify for the U.S. federal Modified Accelerated Cost Recovery System depreciation. This schedule allows a taxpayer to recognize the depreciation of tangible property on a five-year basis even though the useful lives of such property are generally greater than five years.

•	The PTC is a U.S. federal incentive that provides a U.S. federal income tax credit on a ¢/kWh basis for all qualifying energy produced by a qualifying U.S. wind project during the first ten years after it commences commercial operations. The PTC is no longer available for new wind projects unless they were “under construction” by the end of 2013 and the developer uses “continuous efforts” towards commencing commercial operations. Under IRS guidance, projects which were under construction by the end of 2013 and have commenced commercial operations by the end of 2015 will be deemed to have used continuous efforts.

•	The ITC and 1603 Cash Grant Program are U.S. federal incentives that are available after the project commences commercial operations and provide an income tax credit or cash grant for up to 30% of eligible installed costs. A solar project must commence commercial operations on or before December 31, 2016, to qualify for the 30.0% ITC. A solar project that commences commercial operations after December 31, 2016, may qualify for an ITC equal to 10.0% of eligible installed costs. Alternatively, in order to qualify for the 1603 Cash Grant, a solar project must have begun construction by the end of 2011 and have commenced commercial operations on or before December 31, 2016.

•	RPS are state regulatory programs created by state legislatures to encourage the development of renewable energy. They typically require utilities to produce or procure a certain percentage of their energy needs from renewable energy. According to the DOE, twenty-nine states and the District of Columbia currently have an RPS in place and eight other states have non-binding goals supporting renewable energy. Additionally, several states have pending legislation to adopt new RPS programs. Most states with mandatory RPS programs typically set a target between 10.0% and 30.0% of total energy capacity, while other states set a MW target to achieve their RPS goals. We expect RPS programs to continue to increase demand by utilities for renewable energy in order to meet state RPS requirements.

Summary of U.S. Renewable Portfolio Standards by Capacity Target or Percentage of Procured Generation

Source:	DOE.

Increasing competitiveness of renewable energy. Renewable energy technology and installation costs have improved meaningfully in recent years.

Wind technology is improving as a result of taller towers, longer blades and more efficient energy conversion equipment, which allow wind projects to more efficiently capture wind resource and produce more energy. As shown in the table below, the IEA estimates that over the last 10 years technology improvements have decreased the cost of wind energy in the U.S. between 24.0% and 39.0% depending on wind speed, with the greatest improvements seen at lower wind speeds.

U.S. Wind Levelized Cost of Energy at Various Wind Speeds Over Time ($/MWh)

Source:	IEA, “Wind Energy Technology Roadmap, 2013 Edition.” Includes effect of PTCs and MACRs.

Solar technology is also improving as solar cell efficiencies improve and installation costs decline. Since the start of 2010, the average total installed cost of utility-scale solar has declined over 50.0%, according to Bloomberg New Energy Finance.

U.S. Solar Cost Declines and Conversion Technology Improvement

Source:	Bloomberg New Energy Finance, “H1 2014 Levelised Cost of Electricity—PV” and “Q1 2014 PV Market Outlook,” February 2014.

These improvements in renewable energy technology and industry incentives have made renewable energy increasingly competitive on a cost of production basis with other energy sources.

Impact of increasingly stringent environmental rules and regulations on coal-fired generation

Traditional coal-fired plants emit greenhouse gases and other pollutants. The EPA is responsible for implementing rules and regulations to protect the environment, including rules and regulations that limit emissions of greenhouse gases and other pollutants from coal-fired plants. A number of new EPA rules are emerging that are expected to impact many coal-fired plants in the U.S. While there is some uncertainty as to the timing and requirements that will ultimately be imposed by these rules, we expect that the owners of some of the smaller, older or less efficient coal-fired plants will choose to decommission these facilities rather than make financial investments that will be necessary to comply with environmental rules and regulations. In addition, continued relatively low natural gas prices will put additional pressure on these plants. According to Bloomberg New Energy Finance, over 100 GW of coal-fired capacity will be retired in the U.S. by the end of 2020 relative to the capacity at the turn of the century.

Canadian Energy Industry

Canada is a world leader in the production and use of clean energy as a percentage of its total energy capacity. According to a November 2013 report of the NEB, total energy capacity in Canada was expected to reach 137 GW in 2013, with hydro energy accounting for approximately 56.0% of total capacity and non-hydro renewable energy accounting for approximately 7.0%. Capacity additions will be required throughout Canada in order to replace aging projects and meet growing demand. While a majority of Canada’s energy is produced by hydro energy, non-hydro renewable energy is providing an increasing portion of Canada’s energy each year. According to the NEB, renewable energy generation in Canada grew at an average annual rate of approximately 15.0% between 2000 and 2013 and is projected to grow at an average annual rate of approximately 9.6% between 2013 and 2020.

Canadian Capacity Mix by Primary Fuel (in GW)

Fuel	2000	2013	2020	CAGR 2013-2020
Hydro	66.6	46.9	82.1	0.9%
Non-Hydro Renewables	1.5	9.1	17.5	9.6%
Nuclear	10.5	14.3	9.8	(5.3)%
Coal	17.2	11.8	9.2	(3.5)%
Gas	7.2	20.6	25.7	3.2%
Oil	7.2	4.7	4.3	(1.3)%

Total	110.2	137.4	148.4	1.1%

Source:	NEB, November 2013.

Canadian Renewable Energy Market

Growth Drivers of Canadian Renewable Energy

The Canadian energy industry is also benefiting from the increased competitiveness of renewable energy, due in part to improving technology and declining installation costs. In addition, government incentives make the development of clean energy projects more attractive either through renewable energy incentives and targets or by providing supportive contract prices. Furthermore, government targets and incentives at the provincial level continue to drive the growth of renewable energy in Canada.

Ontario has been a leader in supporting the development of renewable energy in Canada. In its most recent LTEP, released in December 2013, the Ontario Ministry of Energy expected that approximately 10.70 GW of non-hydro renewable energy will be online in the province by 2021.

Summary of Canadian Renewable Energy Initiatives by Province

Source:	Canadian Energy and Mines Minsters’ Conference, August 2013.

Impact of environmental rules and regulations on coal-fired plants

As evidenced by the NEB data above, coal plays a relatively minor role in Canada’s energy production. Driven primarily by Canadian federal and provincial government efforts to reduce emissions of greenhouse gases, coal-fired capacity declined by over 30% from 2000 to 2013. The Canadian federal government is expected to implement a new greenhouse gas emissions standard for all coal-fired plants beginning on July 1, 2015, which we believe will lead to a further reduction in the use of coal-fired plants. In Ontario, the home of the largest coal-fired fleet in Canada, the provincial government has announced plans to completely phase out coal-fired plants in the province by the end of 2014.

BUSINESS

About NEE Partners

We are a growth-oriented limited partnership formed by NextEra Energy, Inc. to own, operate and acquire contracted clean energy projects with stable, long-term cash flows through our limited partner interest in NEE Operating LP. We will own a controlling, non-economic general partner interest and a         % limited partner interest in NEE Operating LP. Upon the completion of this offering, we will own interests in ten wind and solar projects, nine of which will be operational and one of which is expected to be in the final stages of construction.

We intend to take advantage of favorable trends in the North American energy industry, including the ongoing trend of clean energy projects replacing aging or uneconomic projects, demand by utilities for renewable energy to meet state RPS requirements and the improving competitiveness of clean energy relative to other fuels. We plan to focus on high-quality, long-lived projects operating under long-term contracts with creditworthy counterparties that are expected to produce stable long-term cash flows. We believe our cash flow profile, geographic and technological diversity, cost-efficient business model and relationship with NextEra will provide us with a significant competitive advantage and enable us to execute our growth strategy.

Our objective is to pay stable and growing cash distributions to the holders of our common units. NEE Operating LP’s partnership agreement will provide that NEE Operating LP will distribute all cash available for distribution to its unitholders on a quarterly basis and we intend to use the amount distributed to us to pay regular quarterly distributions to holders of our common units. We intend to target a three-year annual growth rate in our cash available for distribution of 12.0% to 15.0% per common unit. This target is based on NextEra’s stated intention that it plans to offer us sufficient NEER ROFO Projects each year to produce such an increase. We believe that the acquisition opportunities associated with NEE Operating LP’s right of first offer for the NEER ROFO Projects, other NEER projects, as well as other acquisition opportunities in North America, all of which have many of the characteristics of the projects in our Initial Portfolio, will give us the opportunity to grow our cash available for distribution over time. While we believe our targeted growth rate is reasonable, it is based on estimates and assumptions regarding a number of factors, many of which are beyond our control, and we may not be able to grow our business at a rate consistent with our expectations, if at all.

NEER is not obligated to offer us the NEER ROFO Projects at prices or on terms that allow us to achieve our targeted growth rate, or at all, and even if it offers us such opportunities, we may not be able to consummate an acquisition with NEER or might not achieve our targeted growth rate. See “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions” for additional detail on how we plan to distribute available cash to our unitholders and “Risk Factors” for risks associated with our forecast and our ability to consummate acquisitions.

Current Operations

Our Initial Portfolio is composed of 989.6 MW of contracted renewable energy projects in North America with a stable cash flow profile and technological, geographic and counterparty diversification. As illustrated below, the projects in our Initial Portfolio are fully contracted to creditworthy counterparties with a capacity-weighted average Moody’s credit rating of A2 under long-term contracts that will have a capacity-weighted average remaining contract term of nearly 21 years as of June 30, 2014, after giving effect to the Bluewater FIT Contract.

Initial Portfolio

The following table provides a brief description of the projects in our Initial Portfolio:

Project	Commercial Operation Date	Location	Resource	MW	Counterparty	Contract Expiration
Northern Colorado	September 2009	Colorado, USA	Wind	174.3	Public Service Company of Colorado	2029 (22.5 MW) /2034 (151.8 MW)
Elk City	December 2009	Oklahoma, USA	Wind	98.9	Public Service Company of Oklahoma	2030
Moore	February 2012	Ontario, Canada	Solar	20.0	Ontario Power Authority	2032
Sombra	February 2012	Ontario, Canada	Solar	20.0	Ontario Power Authority	2032
Perrin Ranch	January 2012	Arizona, USA	Wind	99.2	Arizona Public Service Company	2037
Conestogo	December 2012	Ontario, Canada	Wind	22.9	Ontario Power Authority	2032
Tuscola Bay	December 2012	Michigan, USA	Wind	120.0	DTE Electric Company	2032
Summerhaven	August 2013	Ontario, Canada	Wind	124.4	Ontario Power Authority	2033
Genesis	March 2014 (125.0 MW) / November 2013 (125.0 MW)	California, USA	Solar	250.0	Pacific Gas & Electric Co.	2039
Bluewater	3Q 2014 (expected)	Ontario, Canada	Wind	59.9	Ontario Power Authority	2034 (estimated)

Total				989.6

The projects in our Initial Portfolio use reliable technology and are generally located in regions characterized by favorable wind and solar resource. The following charts provide an overview of the characteristics of our Initial Portfolio by counterparty credit rating, contract duration, technology and region, in each case based on MW capacity:

Our Initial Portfolio Characteristics (MW)

(1)	Remaining term as of June 30, 2014, after giving effect to the Bluewater FIT Contract.

For additional information regarding our Initial Portfolio, see “—Our Initial Portfolio” below. Our ability to achieve anticipated energy output at our projects is subject to numerous risks and uncertainties as described under “Risk Factors.”

NEER ROFO Projects

In connection with this offering, we will enter into an Omnibus Agreement with NEER that, among other things, will provide NEE Operating LP with a right of first offer to acquire the NEER ROFO Projects should NEER seek to sell any of these projects. We believe that the NEER ROFO Projects, which include wind and solar projects with a combined capacity of 1,549.0 MW, have or, upon commencing commercial operations, will have many of the characteristics of the projects in Initial Portfolio, including long-term contracts with creditworthy counterparties and recently or newly constructed, long-lived facilities that we believe will generate stable cash flows. The following table provides a brief description of the NEER ROFO Projects:

Wind	Commercial Operation Date	Location	Resource	MW	Counterparty	Contract Expiration
Story II	December 2009	Iowa, USA	Wind	150.0	Google Energy/City of Ames	2030
Day County	April 2010	South Dakota, USA	Wind	99.0	Basin Electric Power Co-Op	2040
Ashtabula III	December 2010	North Dakota, USA	Wind	62.4	Otter Tail Power Company	2038
Baldwin	December 2010	North Dakota, USA	Wind	102.4	Basin Electric Power Co-Op	2041
North Sky River	December 2012	California, USA	Wind	162.0	Pacific Gas & Electric Co.	2037
Mountain View	January 2014	Nevada, USA	Solar	20.0	Nevada Power Company	2039
Adelaide	3Q 2014 (expected)	Ontario, Canada	Wind	59.9	Ontario Power Authority	2034
Bornish	3Q 2014 (expected)	Ontario, Canada	Wind	72.9	Ontario Power Authority	2034
Jericho	4Q 2014 (expected)	Ontario, Canada	Wind	149.0	Ontario Power Authority	2034
East Durham	4Q 2014 (expected)	Ontario, Canada	Wind	22.4	Ontario Power Authority	2034
Goshen	4Q 2014 (expected)	Ontario, Canada	Wind	102.0	Ontario Power Authority	2034
Shafter	2Q 2015 (expected)	California, USA	Solar	20.0	Pacific Gas & Electric Co.	2035
Adelanto	3Q 2015 (expected)	California, USA	Solar	27.0	Southern California Edison Co.	2035
Silver State South	3Q 2016 (expected)	Nevada, USA	Solar	250.0	Southern California Edison Co.	2036
McCoy	4Q 2016 (expected)	California, USA	Solar	250.0	Southern California Edison Co.	2036

Total				1,549.0

Under the Omnibus Agreement, however, NEER will not be obligated to offer to sell the NEER ROFO Projects. Therefore, we do not know when, if ever, these projects will be offered to NEE Operating LP. In addition, in the event that NEER elects to sell the NEER ROFO Projects, NEER will not be required to accept any offer NEE Operating LP may make to acquire any NEER ROFO Project and, following the completion of good faith negotiations with us, may choose to sell these projects to third parties or not sell the projects at all. See “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

About NextEra

NextEra is one of the largest energy companies in North America, with approximately 42.5 GW of generating capacity in the U.S. and Canada as of December 31, 2013. NextEra provides retail and wholesale energy services to nearly 5.0 million customer accounts and owns generation, transmission and distribution facilities to support these services. NextEra has been recognized as the World’s Most Admired Utility eight years in a row by Fortune magazine.

NextEra began investing in renewable energy in 1989. Since then, NextEra has deployed nearly $19 billion of capital through NEER to develop or acquire nearly 10.7 GW of renewable energy as of December 31, 2013, increasing their portfolio at an average growth rate of approximately 14% per year over the past decade.

NEER’s North American Wind and Solar Portfolio (MW)

NEER had nearly 11.2 GW of contracted clean energy capacity as of December 31, 2013, and expects its contracted clean energy capacity to increase by nearly 7.5% per year to nearly 13.9 GW by 2016 based on currently signed contracts for an additional 2.7 GW of contracted clean energy capacity as of February 28, 2014. We believe NextEra’s long history of developing, owning and operating clean energy projects provides us with a distinct competitive advantage in North America.

NEER’s Contracted Clean Energy Capacity (GW)(1)

Source: NextEra, as of December 31, 2013, plus projects added to backlog in January and February 2014.

(1) Includes wind, solar, natural gas and nuclear.

Our Business Strategy

Our primary business objective is to invest in contracted clean energy projects that allow us to increase our cash distributions to the holders of our common units over time. To achieve our objective, we intend to execute the following business strategy:

Focus on contracted clean energy projects. We intend to focus on long-term contracted clean energy projects that have recently commenced commercial operations with newer, more reliable technology, lower operating costs and relatively stable cash flows, subject to seasonal variances, consistent with the characteristics of our Initial Portfolio.

Focus on the U.S. and Canada. We intend to focus our investments in the U.S. and Canada, where we believe industry trends present us with significant opportunities to acquire contracted clean energy projects in diverse regions and favorable locations. By focusing on the U.S. and Canada, we believe we will be able to take advantage of NextEra’s long-standing industry relationships, knowledge and experience.

Maintain a sound capital structure and financial flexibility. We currently have limited recourse project-level financings at the projects in our Initial Portfolio. In addition, NEE Operating LP will have a $         million revolving credit facility, the Bluewater Project Entity is expected to have a $         million limited recourse financing and Genesis Solar Holdings, LLC is expected to have a $         million limited recourse term financing by the completion of this offering. We believe our cash flow profile, the long-term nature of our contracts and our ability to raise capital provide flexibility in terms of optimizing our capital structure and distributions. We intend to continually evaluate opportunities to finance future acquisitions or refinance our existing debt consistent with NextEra’s management practices, which have sought to limit recourse, optimize leverage, extend maturities and increase cash distributions to unitholders over the long term.

Take advantage of NEER’s operational excellence to maintain the value of our Initial Portfolio. NEER will continue to provide O&M, administrative and management services to the projects in our Initial Portfolio through existing O&M agreements, ASAs and the Management Services Agreement. Through these agreements, we will retain the same benefits and operational expertise that NextEra currently provides across its entire portfolio. We expect that these services will maximize the operational efficiencies of our portfolio, which we believe will maintain our relatively low operating costs.

Grow our business and cash distributions through selective acquisitions of operating projects. We believe the Omnibus Agreement and our relationship with NextEra will provide us with opportunities for growth through the acquisition of projects that have or, upon the commencement of commercial operations, will have similar characteristics to the projects in our Initial Portfolio. NextEra intends to use us as its primary growth vehicle for its contracted clean energy business. NEER will grant NEE Operating LP a right of first offer to acquire the NEER ROFO Projects during the first six years following the completion of this offering. See “Certain Relationships and Related Party Transactions—Omnibus Agreement.” We intend to focus on acquiring projects in operation, maintaining a disciplined investment approach and taking advantage of market opportunities to acquire additional projects from NEER and third parties in the future, which we believe will allow us to increase cash distributions to our unitholders over the long term. NextEra is not required, however, to offer us the opportunity to purchase any of its projects, including the NEER ROFO Projects.

Our Competitive Strengths

We believe that we are well-positioned to execute our strategy and grow our cash available for distributions value to our unitholders based on the following competitive strengths:

Our relationship with NextEra. We believe that our relationship with NextEra provides us with the following significant benefits:

•	NextEra Management and Operational Expertise. We believe we benefit from NextEra’s experience, operational excellence, cost-efficient operations and reliability. Through our Management Services Agreement and other agreements with NextEra, our projects will receive the same benefits and expertise that NextEra currently provides across its entire portfolio.

•	NextEra Project Development Track Record and Pipeline. We believe that NextEra’s long history of developing, owning and operating clean energy projects provides us with a competitive advantage in North America. NextEra has deployed nearly $19 billion of capital through NEER to develop or acquire nearly 10.7 GW of renewable energy as of December 31, 2013. NEER had nearly 11.2 GW of contracted clean energy capacity as of December 31, 2013, and expects its clean contracted energy capacity to increase by 7.5% per year to approximately 14 GW by 2016, based on signed contracts for an additional 2.7 GW of capacity.

Contracted projects with stable cash flows from diverse, investment grade counterparties. The contracted, geographically diverse nature of our Initial Portfolio supports stable long-term cash flows. Our Initial Portfolio is composed of 989.6 MW of renewable energy capacity. Our projects are fully contracted under long term contracts with creditworthy counterparties that have a capacity-weighted average Moody’s credit rating of A2. These contracts will have a capacity-weighted average remaining contract term of nearly 21 years as of June 30, 2014, after giving effect to the Bluewater FIT Contract. These contracts generally provide for fixed price payments subject to annual escalation over the contract term.

New, well-maintained and diverse portfolio using best-in-class equipment. Over the past 25 years in the clean energy industry, NextEra has developed strong working relationships with the leading global equipment manufacturers. These manufacturers are generally recognized as industry-leaders that make equipment based on evolutionary improvements over decades of servicing the clean energy industry. Our Initial Portfolio is composed of renewable energy projects that have, on average, been operating for fewer than five years. Because our Initial Portfolio is relatively new and uses what we believe is industry-leading technology, we believe that we will incur relatively low operating and maintenance costs and achieve our expected levels of availability and performance.

Geographic diversification. Our Initial Portfolio is geographically diverse across the U.S. and Canada. A geographically diverse portfolio tends to reduce the magnitude of individual project or regional deviations from historical resource conditions, providing a more stable stream of cash flows over the long term than a non-diversified portfolio. In addition, we believe the geographic diversity of our Initial Portfolio helps minimize the impact of adverse regulatory conditions in any one jurisdiction.

An organizational structure that we expect will reduce taxes. We do not expect to pay significant U.S. federal or state income tax for a period of approximately              years, with the possible exception of Michigan, where we expect state income liability could begin after a period of              years. To the extent we pursue the NEER ROFO Projects or other acquisition opportunities, these periods may be extended depending on the tax characteristics and structure of any specific acquisition. For U.S. federal income tax purposes, however, there may be alternative minimum tax (“AMT”) liability on alternative minimum taxable income (“AMTI”) for tax years prior to any regular U.S. federal income tax liability. Some states also impose state-level AMT, typically based on federal AMTI. Thus, in a situation where AMT liability exists, some corresponding state AMT liability may result. The AMTI calculation can be complex and, as such, a reasonable estimate of potential AMT liability cannot be determined at this time. Any AMT liability due, however, is not anticipated to be significant and AMT paid in a particular tax year is available as a credit to reduce regular tax liability in a future tax year. Additionally, we do not expect liability for state fixed minimum taxes/fees to be significant. See, however, “Risk Factors—Risks Related To Taxation—Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income.”

Our Initial Portfolio

Upon the completion of this offering, we will own interests in ten wind and solar projects, nine of which will be operational and one of which we expect to be in the final stages of construction. Each project in our Initial Portfolio sells all of its energy output under long-term, fixed-price PPAs, RESOP Contracts or FIT Contracts or into the IESO-managed system subject to FIT Contracts. We expect any project we acquire will be party to similar arrangements, but we may acquire projects with greater levels of uncontracted capacity. For a description of our project-level financing arrangements, see “Description of Certain Financing Arrangements.” For a description of the O&M agreements and ASAs our project subsidiaries have entered into with certain affiliates of NextEra, see “Certain Relationships and Related Party Transactions.”

Typical Project Agreements

Our Project Entities have entered into agreements that are customary for wind and solar projects. These include agreements for energy sales, interconnection, construction, equipment supply, O&M services and real estate rights. Our Project Entities have also secured necessary and customary construction and operating permits.

Energy Sale Arrangements. Each of our Project Entities has entered into energy sale arrangements or contracts for differences, either through a PPA, RESOP Contract or a FIT Contract, under which each project generally receives a fixed price over the term of the agreement with respect to 100.0% of its output, subject to certain adjustments. The PPAs, RESOP Contracts and FIT Contracts are long-term energy sale agreements or, in the case of certain FIT Contracts, contracts for differences, in each case designed to provide a stable and predictable revenue stream.

Under our U.S. Project Entities’ PPAs, each party typically has the right to terminate upon written notice ranging from 10 to 60 days following the occurrence of an event of default that has not been cured within the applicable cure period, if any. Events of default by our U.S. Project Entities under their PPAs typically include:

•	failure to pay amounts due;

•	bankruptcy proceedings;

•	failure to provide certain credit support;

•	failure to hold necessary licenses or permits; and

•	breach of material obligations.

Under our Canadian Project Entities’ RESOP Contracts and FIT Contracts, each party has the right to terminate upon written notice of an event of default that has not been cured within the applicable cure period. Events of default by our Canadian Project Entities under their RESOP Contracts and FIT Contracts typically include:

•	in the case of FIT Contracts, failure to pay amounts due;

•	failure to hold necessary licenses or permits;

•	bankruptcy proceedings; and

•	breach of material obligations.

Our PPAs have certain availability or production requirements, and if such requirements are not met, then in some cases the applicable Project Entity is required to pay the Energy Sale Counterparty a specified damages amount (subject to certain limitations), and in some cases the Energy Sale Counterparty has the right to terminate the PPA or reduce the contract quantity. The obligations (other than payment obligations) of each party under our PPAs, RESOP Contracts and FIT Contracts are excused by force majeure events, and in some cases, the agreement may be terminated if the force majeure events continue for a continuous period of between 12 and 36 months (depending on the agreement).

Interconnection Agreements. Our Project Entities, except the Bluewater Project Entity, or their affiliates have entered and the Bluewater Project Entity intends to enter into interconnection agreements with large regional utility companies, local distribution companies or independent system operators, which allow our projects to connect to the energy transmission system or, in some cases, to a distribution system. The interconnection agreements define the cost allocation and schedule for interconnection, as well as any upgrades required to connect the project to the transmission system or distribution system, as applicable.

Construction and Equipment Supply Agreements. Our Project Entities have entered into construction agreements with qualified contractors and equipment supply agreements with industry leading suppliers. As of March 27, 2014, all but one of the projects in our Initial Portfolio have commenced operations.

O&M and Administrative Services. Our Project Entities and certain other subsidiaries have entered into O&M agreements and ASAs with NextEra affiliates. Under the terms of the O&M agreements, NextEra Affiliates have agreed to provide a variety of operation, maintenance and administrative services to our Project Entities in exchange for a fixed annual fee, subject to certain adjustments. For a detailed description of the terms of the O&M agreements and ASAs applicable to our projects, see “Certain Relationships and Related Party Transactions.”

Real Estate Rights. Our Project Entities and certain other subsidiaries have secured real estate property and easement rights that we believe will allow the projects in our Initial Portfolio to operate without material real estate claims until the expiration of the initial terms of applicable PPAs, RESOP Contracts or FIT Contracts and until the end of the applicable projects’ expected useful lives.

Northern Colorado

Overview. Northern Colorado is a 174.3 MW wind project, which commenced operations in September 2009 and is located in Logan County, Colorado. Northern Colorado consists of 66 2.3 MW Siemens and 15 1.5 MW GE turbines. Northern Colorado also owns certain interconnection facilities, including a 34kV/230kV substation and an approximately eight-mile 230 kV transmission line that interconnects into a 78-mile transmission line owned by PLI that in turn interconnects to PSCo’s transmission system at the PSCo Pawnee 230 kV substation.

PPA. Northern Colorado sells 100.0% of its output, including certain environmental attributes, to PSCo under a 25-year PPA with a contract capacity of 151.8 MW and a 20-year PPA with a contract capacity of 22.5 MW. Each PPA has a stated price that increases at a fixed annual rate over the life of the agreement. Northern Colorado is required to maintain credit support over the term of the PPA to secure its obligations under the Agreement. This credit support is provided by an affiliate of NextEra under the Management Services Agreement.

Interconnection Agreement. In June 2009, PLI, an affiliate of NextEra, entered into an interconnection agreement with PSCo for the interconnection of Northern Colorado to PSCo’s transmission system. The interconnection agreement is effective until December 2039 and is renewed automatically on an annual basis thereafter unless terminated by PLI under the agreement. In January 2010, PLI and Northern Colorado entered into an amended and restated transmission services agreement, which sets forth the terms and conditions under which PLI will provide transmission service to Northern Colorado from the project to PSCo’s transmission system through PLI’s transmission line.

Elk City

Overview. Elk City is a 98.9 MW wind project, which commenced operations in December 2009 and is located in Roger Mills and Beckham Counties, Oklahoma. Elk City consists of 43 2.3 MW Siemens turbines, and is interconnected to PSO’s Elk City—Grapevine 230 kV transmission line at PSO’s Sweetwater 230 kV substation by way of an 8-mile transmission line. Southwest Power Pool, Inc. provides transmission service over its transmission system.

PPA. Elk City sells 100.0% of its output, including certain environmental attributes, to PSO under a 20-year PPA. The PPA has a stated price that increases at a fixed annual rate over the life of the agreement.

Interconnection Agreement. In August 2009, Elk City entered into an interconnection agreement with PSO and Southwest Power Pool, Inc., which provides for Elk City’s interconnection to PSO’s Sweetwater substation and Southwest Power Pool’s transmission system. The interconnection agreement has an initial term of 30 years and will be automatically renewed for successive one year periods thereafter unless terminated by Elk City under the agreement.

Moore

Overview. We acquired Moore early in 2012 soon after it commenced commercial operations in February 2012. Moore is composed of two solar projects, each with a capacity of 10.0 MW. Moore uses modules manufactured by First Solar Development (Canada) Inc. (“First Solar”). Moore is situated on approximately 295 acres in Lambton County, Ontario. Moore is interconnected through HONI’s 27.6 kV distribution feeder to Lambton Transmission Station.

RESOP Contract. Moore sells 100.0% of its output, including certain environmental attributes, to the OPA under two 20-year RESOP Contracts. The RESOP Contracts have a fixed price over the life of the agreements.

Interconnection Agreement. Moore has entered into two interconnection agreements with HONI that provide for Moore’s interconnection to HONI’s distribution system. The interconnection agreements have perpetual terms subject to Moore’s right to terminate on 30 days notice and HONI’s right to terminate upon an uncured material breach by Moore.

Sombra

Overview. We acquired Sombra early in 2012 soon after it commenced commercial operations in February 2012. Sombra is composed of two solar projects, each with a capacity of 10.0 MW. Sombra uses First Solar modules. Sombra is situated on approximately 250 acres in Lambton County, Ontario. Sombra is interconnected through HONI’s 27.6 kV distribution feeder to Lambton Transmission Station.

RESOP Contract. Sombra sells 100.0% of its output, including certain environmental attributes, to the OPA under two 20-year RESOP Contracts. The RESOP Contracts have a fixed price over the life of the agreements.

Interconnection Agreement. Sombra entered into two interconnection agreements with HONI that provide for Sombra’s interconnection to HONI’s distribution system. The interconnection agreements have perpetual terms subject to Sombra’s right to terminate on 30 days notice and HONI’s right to terminate upon an uncured material breach by Sombra.

Perrin Ranch

Overview. Perrin Ranch is a 99.2 MW wind project, which commenced operations in January 2012 and is located in Coconino County, Arizona. Perrin Ranch consists of 62 1.6 MW GE turbines, and owns a single 500 kV interconnection line that is interconnected to the Navajo Project Southern Transmission System, which is jointly owned by APS and certain other parties, through a 500 kV switchyard substation.

PPA. Perrin Ranch sells 100.0% of its output, including certain environmental attributes, to APS under a 25-year PPA. The PPA has a stated price, which is fixed over the life of the agreement. Perrin Ranch is required to maintain credit support over the term of the PPA to secure its obligation under the agreement.

Interconnection Agreement. Perrin Ranch entered into an interconnection agreement with APS, the LADWP, NV Energy, Salt River, TEP and the U.S. Bureau of Reclamation (collectively, the “Co-Tenants”) effective October 21, 2011, which provides for the interconnection of Perrin Ranch to the Navajo Project Southern Transmission System owned jointly by APS, LADWP, NV Energy, Salt River, TEP and the U.S. through the Bureau of Reclamation. This interconnection agreement has a perpetual term subject to certain termination rights, including Perrin Ranch’s right to terminate upon 90 days notice and the Co-Tenants’ right to terminate upon an uncured material breach by Perrin Ranch and the termination of the co-tenancy agreement. Perrin Ranch is required to maintain credit support over the term of the interconnection agreement to secure its obligation under the agreement. This credit support is provided by an affiliate of NextEra under the Management Services Agreement.

Conestogo

Overview. Conestogo is a 22.9 MW wind project, which commenced operations in December 2012 and is located in Wellington County, Ontario. Conestogo consists of nine 2.3 MW Siemens turbines and one 2.221 MW Siemens turbine and is interconnected to HONI’s 44kV distribution feeder from the M1 Fergus Transformer Station via an approximately 8.3 kilometer generation tie line (i.e., a distribution line that connects the generating facility to a point of interconnection with a shared transmission line).

FIT Contract. Conestogo sells 100.0% of its output, including certain environmental attributes, under a 20-year FIT Contract with the OPA under the OPA’s FIT Program. HONI, the local distribution company where the project interconnects, pays Conestogo a fixed contract price per kilowatt-hour for the energy delivered, a percentage of which escalates annually based on the Ontario CPI. If, however, HOEP is negative, such as in cases of surplus baseload generation, Conestogo is only paid the difference between the fixed contract price, as indexed by Ontario CPI, and the absolute value of HOEP in those hours. Subject to the terms of the FIT Contract, Conestogo may be required by the OPA to post performance security if the average HOEP over a contiguous six-month period exceeds 75.0% of the contract price.

Interconnection Agreement. In October 2012, Conestogo entered into a distribution connection agreement with HONI, which provides for Conestogo’s interconnection to HONI’s distribution system. The interconnection agreement is governed by the Distribution System Code, which is published by the Ontario Energy Board. The interconnection agreement has a perpetual term subject to Conestogo’s right to terminate on 30 days’ notice and HONI’s right to terminate upon an uncured material breach by Conestogo.

Tuscola Bay

Overview. Tuscola Bay is a 120.0 MW wind project, which commenced operations in December 2012 and is located in Tuscola, Bay and Saginaw Counties, Michigan. Tuscola Bay consists of 75 1.6 MW GE turbines, and is interconnected with METC’s transmission system at METC’s 138 kV Manning Substation via a six-mile transmission line.

PPA. Tuscola Bay sells 100.0% of its output, including certain environmental attributes, to DTE Electric Company under a 20-year PPA. The PPA has a fixed price over the life of the agreement. Tuscola Bay is required to maintain credit support over the term of the PPA to secure its obligations under the agreement. The credit support is provided by an affiliate of NextEra under the Management Services Agreement.

Interconnection Agreement. In December 2011, Tuscola Bay entered into an interconnection agreement with METC and the Midwest Independent System Operator, Inc. that provides for Tuscola Bay’s interconnection to METC’s transmission system. The interconnection agreement has an initial term of 25 years and is automatically renewed for successive one-year periods thereafter.

Summerhaven

Overview. Summerhaven is a 124.4 MW wind project, which commenced operations in August 2013 and is located in Haldimand County, Ontario. Summerhaven consists of 56 2.221 MW Siemens turbines, and is interconnected to HONI’s 230 kV NM1 transmission line by way of a 7.6 km generation tie line.

FIT Contract. Summerhaven sells 100.0% of its output into the wholesale energy market administered by the IESO. Summerhaven has also entered into a 20-year FIT Contract with the OPA under the FIT Program. This FIT Contract is structured as a contract for differences based on a fixed contract price per kilowatt-hour, a percentage of which is escalated annually by the Ontario CPI. If HOEP is less than the fixed contract price, but greater than or equal to zero, the OPA pays Summerhaven an amount calculated by multiplying the amount of energy delivered by the difference between the fixed contract price and HOEP. Conversely, if HOEP is greater than the fixed contract price, Summerhaven pays the OPA an amount calculated by multiplying the amount of energy delivered by the difference between the fixed contract price and HOEP. As a result, Summerhaven receives the full indexed contract price under the FIT Contract in hours in which HOEP is positive or zero. However, in circumstances where HOEP is negative (e.g., cases of surplus baseload generation), Summerhaven receives the indexed contract price from the OPA under the FIT Contract and the OPA will not compensate Summerhaven for the negative HOEP. Summerhaven earns the indexed contract price under the FIT Contract and not the additional amounts that Summerhaven may have to pay the IESO due to negative HOEP during those hours (i.e., if there is a negative HOEP, Summerhaven may not have to pay the IESO the absolute value of the negative HOEP for the energy delivered to the IESO). Summerhaven can mitigate this risk by employing certain energy bidding strategies in a negative HOEP environment. Summerhaven also transfers certain environmental attributes to the OPA under the FIT Contract. Subject to the terms of the FIT Contract, Summerhaven may be required by the OPA to post performance security if the average HOEP over a contiguous six-month period exceeds 75.0% of the contract price.

Interconnection Agreement. In May 2013, Summerhaven entered into a transmission connection agreement with HONI that provides for Summerhaven’s interconnection to HONI’s transmission system. Connection of Summerhaven to HONI’s transmission system is governed by the Transmission System Code, which is published by the Ontario Energy Board. The interconnection agreement is governed by the Transmission System Code, which is published by the Ontario Energy Board. The interconnection agreement has a perpetual term subject to Summerhaven’s right to terminate upon 30 days notice and HONI’s right to terminate upon an uncured material breach by Summerhaven.

Genesis

Overview. Genesis is composed of two 125 MW solar projects, Genesis Unit 1 and Genesis Unit 2, which commenced commercial operations in March 2014 and November 2013, respectively on a 1,950-acre site owned by the U.S. federal government and managed by BLM. Genesis uses Flabeg Solar US Corp. mirrors, Sener Engineering and Systems Inc. solar collector assemblies and Siemens steam turbines. Genesis is interconnected with SCE’s transmission system at SCE’s Colorado River Substation through an approximately 14-mile generation tie line.

PPA. Genesis has executed an agreement to sell 100.0% of its output, including certain environmental attributes, to PG&E under a 25-year PPA. The PPA has a stated price, which is subject to time of day adjustments over the life of the agreement. Genesis is required to maintain credit support over the term of the PPA to secure its obligations under the agreement. A portion of this credit support is provided by an affiliate of NextEra under the Management Services Agreement.

Interconnection Agreement. In August 2011, Genesis entered into an interconnection agreement with SCE and the California Independent System Operator Corporation through Genesis’ partially owned subsidiary, NextEra Desert Center Blythe, LLC. This agreement provides for Genesis’ interconnection to SCE’s Colorado River Substation. The interconnection agreement has an initial term of 30 years and is automatically renewed for successive one-year periods thereafter.

Bluewater

Overview. Bluewater is a 59.9 MW wind project, which is expected to commence operations in the third quarter of 2014 and is located in Huron County, Ontario. Bluewater consists of 37 1.6 MW GE turbines, and will be interconnected to HONI’s 115 kV Seaforth transmission station via a 23 kilometer generation tie line.

FIT Contract. Upon commencing commercial operations, Bluewater will sell 100.0% of its output into the wholesale energy market administered by the IESO at HOEP. Bluewater has also entered into a 20-year FIT Contract with the OPA under its FIT Program. This FIT Contract is structured as a contract for differences based on a fixed contract price per kilowatt-hour, a percentage of which is escalated annually by the Ontario CPI. If HOEP is less than the fixed contract price, but greater than or equal to zero, the OPA pays Bluewater an amount calculated by multiplying the amount of energy delivered by the difference between the fixed contract price and HOEP. Conversely, if HOEP is greater than the fixed contract price, Bluewater pays the OPA an amount calculated by multiplying the amount of energy delivered by the difference between the fixed contract price and HOEP. As a result, Bluewater receives the full indexed contract price under the FIT Contract in hours in which HOEP is positive or zero. However, in circumstances where HOEP is negative (e.g., cases of surplus baseload generation), Bluewater receives the indexed contract price from the OPA under the FIT Contract and the OPA will not not compensate Bluewater for the negative HOEP. Bluewater earns the indexed contract price under the FIT Contract and not the additional amounts that Bluewater may have to pay the IESO due to negative HOEP during those hours (i.e., if there is a negative HOEP, Bluewater may have to pay the IESO the absolute value of the negative HOEP for the electricity delivered to the IESO). Bluewater can mitigate this risk by employing certain energy bidding strategies in a negative HOEP environment. Bluewater also will transfer certain environmental attributes to the OPA under the FIT Contract. Subject to the terms of the FIT Contract, Bluewater may be required by the OPA to post performance security if the average HOEP over a contiguous six-month period exceeds 75.0% of the contract price.

Interconnection Agreement. Bluewater will enter into a transmission connection agreement with HONI that provides for Bluewater’s interconnection to HONI’s transmission system. Connection of Bluewater to HONI’s transmission system will be governed by the Transmission System Code, which is published by the Ontario Energy Board.

Regulatory Matters

As owners of contracted clean energy projects and participants in wholesale energy markets, our Project Entities are subject to regulation by various U.S. and Canadian federal, state and provincial government agencies. These include the U.S. Commodity Futures Trading Commission, FERC and public utility commissions in states and provinces where our generating projects are located. In addition, our U.S. Project Entities and some of our Canadian Project Entities are subject to the market rules, procedures and protocols of the various regional transmission organization and independent system operator markets in which they participate.

FPA

Section 205 of the FPA requires public utilities to obtain FERC’s approval of their rates for the wholesale sale of energy. Our U.S. Project Entities are public utilities that have been granted authority by FERC to sell electricity at market-based rates, rather than on a traditional cost-of-service basis. In accordance with the regional review schedule developed by FERC, every three years we must demonstrate to FERC that we lack market power in the relevant geographic markets in order to continue to be allowed to sell energy at market-based rates.

The FPA also gives FERC jurisdiction to review certain other activities of our U.S. Project Entities. In particular:

•	Section 203 of the FPA requires FERC’s prior approval for any direct or indirect change of control over a public utility or its jurisdictional assets, unless otherwise granted blanket authorization by FERC. We intend to submit an application to FERC requesting approval of the offering under FPA Section 203 seeking a determination that our common units to be sold under the offering are passive, non-voting securities that will not allow any unitholders to exercise control over our U.S. Project Entities. If FERC grants our application, investors would not be restricted in the number of common units they could acquire in the offering. However, if FERC does not accept the characterization of the units as non-voting securities, FERC approval would generally be required for any investor that, together with its affiliates, owns or controls common units to the extent that the investor and its affiliates would thereby indirectly own or control 10% or more of the voting securities of any of our U.S. Project Entities. In that event, we would include restrictions in the offering preventing any such acquisition without FERC approval.

•	Section 204 of the FPA gives FERC jurisdiction over a public utility’s issuance of securities or its assumption of liabilities, subject to certain exceptions. However, FERC typically grants blanket approval for securities issuances and the assumption of liabilities to public utilities having market-based rate authority. All of our U.S. Project Entities have received such blanket approval.

•	In accordance with Section 215 of the FPA, FERC has approved the NERC as the national ERO. As the ERO, NERC is responsible for the development and enforcement of mandatory reliability standards for the wholesale electric power system directly and through regional reliability organizations. Each of our U.S. Project Entities is required under the FPA to comply with NERC requirements and the requirements of the regional reliability entity for the region in which it is located. Each of the projects in our Initial Portfolio in Canada that is transmission connected is subject to NERC requirements through the IESO Market Rules.

Public Utility Holding Company Act of 2005

PUHCA 2005 provides FERC with certain authority over and access to books and records of public utility holding companies and their subsidiaries that are not otherwise exempt from such requirements. We will be a public utility holding company upon the completion of the offering, but because all of our Project Entities are either “Exempt Wholesale Generators” or “Foreign Utility Companies,” as defined for purposes of PUHCA 2005, we will be exempt from all of the FERC accounting, record retention and reporting requirements of the PUHCA 2005. We and our U.S. Project Entities will be subject to state utility commission access to books and records under PUHCA 2005 in certain limited circumstances.

Canadian Regulation

In Canada, the federal government does not regulate activities related to owning wind and solar projects and participating in wholesale and retail energy markets. These activities are regulated at the provincial level. Under section 57(c) of the Ontario Energy Board Act, owners and operators of a generation facility must hold an electricity generation licence issued by the Ontario Energy Board. Transmission-connected generation projects must also be licenced by the Ontario Energy Board. They must also complete the IESO market entry process, which includes facility registration and market participant registration with the IESO. Participants in the Ontario energy market must agree to be bound by and comply with all of the provisions of the market rules for the Ontario electricity market established pursuant to the Electricity Act, 1998.

Seasonality

The volume of energy we generate and therefore the amount of cash flow we receive from our projects is affected by weather and seasonality. A significant portion of our solar projects’ annual output is produced from

May through September, when solar resources tend to be most favorable. Our wind projects produce a significant portion of their output from October through April, when wind resource tends to be most favorable. Contracted cash flows can also be impacted by PPAs that contain multipliers to incentivize output during periods characterized by high demand.

Competition

We operate in a capital-intensive industry that is currently highly fragmented and diverse, with numerous industry participants. We compete on the basis of contract price and terms, as well as the location of our projects in an industry. There is a wide variation in terms of the capabilities, resources, scale and scope of the companies with which we compete, depending on the market. We believe we have numerous competitors with a varied mix of characteristics. In addition, competitive conditions may be substantially affected by various forms of energy legislation and regulation considered from time to time by federal, state, provincial and local legislatures and administrative agencies. Such laws and regulations may substantially increase the costs of acquiring, constructing and operating projects, and some of our competitors may be better able to adapt to and operate under such laws and regulations.

Customers

We sell or transfer our entire energy production and certain associated environmental attributes (including Renewable Energy Credits) on a wholesale basis into the IESO-managed system subject to certain FIT Contracts, to investor owned utilities, cooperatives, power marketers, industrial companies and municipal owned entities under long-term PPAs and to provincial power agencies under RESOP Contracts and certain FIT Contracts. The generation capacity of our customers ranges in size from hundreds of MW in peak load to over 15,000-20,000 MW in peak load. Most of our customers are investment grade counterparties and recover their payments to us from recovery mechanisms established by regulation or legislation. For the year ended December 31, 2013, the OPA accounted for 36% of our total revenue.

Environmental Matters

Our operations are required to comply with various environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. These existing and future laws and regulations may impact existing and new projects, require us to obtain and maintain permits and approvals, comply with all environmental laws and regulations applicable within each jurisdiction and implement environmental, health and safety programs and procedures to monitor and control risks associated with the construction, operation and decommissioning of regulated or permitted energy assets, all of which involve a significant investment of time and resources.

We also incur costs in the ordinary course of business to comply with these laws, regulations and permit requirements. Environmental, health and safety laws and regulations frequently change, and often become more stringent or subject to more stringent interpretation or enforcement. Such changes in environmental, health and safety laws and regulations, or the interpretation or enforcement thereof, could require us to incur materially higher costs, or cause a costly interruption of operations due to delays in obtaining new or amended permits.

The failure of our operations to comply with environmental, health and safety laws, regulations and permit requirements may result in administrative, civil and criminal penalties, imposition of investigatory, cleanup and site restoration costs and liens, denial or revocation of permits or other authorizations and issuance of injunctions to limit, suspend or cease operations.

In addition, claims by third parties for damages to persons or property, or for injunctive relief, have been brought in the past, and may be brought in the future as a result of alleged environmental, and health and safety impacts associated with our activities.

Environmental—U.S.

To operate our U.S. projects, we are required to obtain from federal, state and local governmental authorities a range of environmental permits and other approvals, including those described below. In addition to being subject to these regulatory requirements, we have experienced significant opposition from private third parties during the permit application process or in subsequent permit appeal proceedings.

Clean Water Act. Our projects may be covered under federal Clean Water Act regulations to prevent or contain expected discharges of oil into navigable waters or shorelines. Affected projects must possess and implement a Spill Prevention, Control and Countermeasure plan that describes all oil handling operations, spill prevention practices and discharge controls, as well as measures required to contain, clean, or mitigate the effects of any oil spills. Operating permits may be required for the regulated discharge of process or cooling waters.

BLM Right-of-Way Grants. Our U.S. projects may be located, or partially located, on lands administered by the BLM. Therefore, we may be required to obtain and maintain BLM right-of-way grants for access to, or operations on, such lands. Obtaining and maintaining a grant requires that the project conduct environmental reviews (discussed below) and implement a plan of development and demonstrate compliance with the plan to protect the environment, including potentially expensive measures to protect biological, archeological and cultural resources encountered on the grant.

Environmental Reviews. Renewable energy projects may be subject to federal, state, or local environmental reviews, where a broad array of the project’s potential environmental impacts is assessed and mitigated. An agency reviewing the project may require environmental mitigation measures to offset identified impacts prior to approval. Such measures are often implemented during operations, and may compromise or even require temporary cessation of operations under certain conditions such as seasonal migrations.

Endangered and Protected Species. Federal agencies considering the permit applications for our projects are required to consult with the USFWS to consider the impact on potentially affected endangered and threatened species and their habitats under the U.S. Endangered Species Act. Our projects are also required to comply with the Migratory Bird Treaty Act and the Bald and Golden Eagle Protection Act. Because the operation of clean energy projects could result in injury or fatalities to protected birds and bats, federal and state agencies may require ongoing monitoring, mitigation activities, or financial compensation as a condition to issuing a permit for a project. In addition, the USFWS has expressed its belief that it has the authority to subject a project to criminal or civil enforcement, including curtailment or shutdown, as a result of a violation of the above laws.

Historic Preservation. State and federal agencies may, under the National Historic Preservation Act or similar law, require our projects to protect historic, archaeological, or religious or cultural resources located or discovered near or on our project sites. Ongoing monitoring, mitigation activities, or financial compensation may be required as a condition of conducting project operations.

Clean Air Act. Certain operations may be subject to ongoing federal, state, or local permit requirements under the Clean Air Act, which regulates the emission of air pollutants, including greenhouse gases, that may be subject to existing and/or increased monitoring and compliance costs.

Local Regulations. Our operations are subject to local environmental and land use requirements, including county and municipal land use, zoning, building, water use, and transportation requirements. Permitting at the local municipal or county level often consists of obtaining a special use or conditional use permit under a land use ordinance or code, or, in some cases, rezoning in connection with the project. Obtaining or maintaining a permit often requires us to demonstrate that the project will conform to development standards specified under the ordinance so that the project is compatible with existing land uses and protects natural and human environments. Local or state regulatory agencies may require modeling, testing, and, where applicable, ongoing mitigation of sound levels, radar and other microwave interference, and/or shadow flicker in connection with the permitting and approval process. Local or state agencies also may require decommissioning plans and the establishment of financial assurance mechanisms for carrying out the decommissioning plan.

Environmental—Canada

We are required to obtain a range of environmental permits and other approvals from federal, provincial and local governmental authorities to build and operate our Ontario projects, including those described below. In addition to being subject to these regulatory requirements, we have experienced, and could experience in the future, significant opposition from third parties, including environmental non-governmental organizations, neighborhood groups, municipalities and First Nations (aboriginal governments or bands) during the permit application process, or during appeal proceedings, or after environmental permits are issued. We could also experience renewed opposition if any permit requires amendment.

Ontario Renewable Energy Approvals. In Ontario we are subject to Ontario’s Environmental Protection Act, which requires proponents of significant wind and solar projects to obtain a REA. The REA application requires a variety of studies on environmental, archeological and heritage issues. Significant consultation with the public and aboriginal communities is also required. The REA process may result in environmental mitigation measures to offset identified impacts prior to approval. Such measures are often implemented during operations, and may compromise or even require temporary cessation of operations under certain conditions. Before issuing a REA, the Ontario Ministry of the Environment evaluates a broad range of potential impacts, including impacts on human health, wildlife, wetlands and water resources, communities (including aboriginal communities), scenic areas, species and heritage resources. This review can be time consuming and expensive, and an approval can be rejected or approved with conditions that are costly or difficult to comply with. Renewable energy approvals are also subject to appeal by third parties and can result and have resulted in lengthy tribunal hearings. On appeal, the tribunal has the power to revoke the REA or to impose conditions.

Endangered and Protected Species. We may also be subject to federal and provincial endangered species laws which prohibit harming endangered or threatened species and their habitats. We may also be subject to the Migratory Birds Convention Act, which protects migratory birds and their nests. Because the operation of renewable energy projects could result in injury or fatalities to protected birds and bats, federal or provincial agencies may require ongoing monitoring, mitigation activities, or financial compensation as a condition to issuing a permit for a project. In Ontario, if any species (or their habitats) that are listed as endangered or threatened are impacted by our projects, permits under the Endangered Species Act of 2007 may also be required. Such permits may only be issued in certain circumstances and at the discretion of the regulatory authorities. Such measures are often implemented during operations, and may compromise or even require temporary cessation of operations under certain conditions such as seasonal migrations.

Other Approvals. We are subject to a variety of other federal, provincial and municipal permitting and zoning requirements. Most provinces have laws that require provincial agencies to evaluate a broad array of environmental impacts before granting permits and approvals. These agencies evaluate similar issues as the permitting regimes above, including impact on wildlife, historic sites, esthetics, wetlands and water resources, scenic areas, endangered and threatened species and communities. In addition, federal government approvals regarding, among other things, aeronautics, fisheries, navigation or species protection may be required and could in some cases trigger additional environmental mitigation requirements. Additional requirements related to the permitting of transmission lines may be applicable in some cases. We are also subject to certain municipal requirements, such as building and road use permits, and other municipal approvals that may be conditioned upon difficult or costly mitigation or compensation measures that may impair a project.

Management, Disposal and Remediation of Hazardous Substances—U.S. and Canada

We own and lease real property and may be subject to U.S. and Canadian requirements regarding the storage, use, transportation and disposal of petroleum products and toxic or hazardous substances, including spill prevention, control and counter-measure requirements. In the U.S., project properties and materials stored or disposed thereon may be subject to the federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act and analogous state laws. In Canada, they may be subject to the Environmental Protection Act and accompanying provincial regulations. If our owned or leased properties are contaminated, whether during or prior to our ownership or operation, we could be responsible for the costs of investigation and cleanup and for any related liabilities, including claims for damage to property, persons or natural resources. That responsibility may arise even if we were not at fault and did not cause or were not aware of the contamination. In addition, waste we generate is at times sent to third party disposal facilities. If those facilities become contaminated, we and any other persons who arranged for the disposal or treatment of hazardous substances at those sites may be jointly and severally responsible for the costs of investigation and remediation, as well as for any claims for damage to third parties, their property or natural resources. We may incur significant costs in the future if we become responsible for the investigation or remediation of hazardous substances at our owned or leased properties or at third party disposal facilities.

Capital Investment

Information concerning our capital expenditures is presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures.”

Employees

We do not employ any of the individuals who manage our operations. The personnel that carry out these activities are employees of NextEra or its affiliates, and their services are provided to us or for our benefit under the Management Services Agreement, the ASAs and the O&M agreements of our subsidiaries. For a discussion of the individuals from NextEra’s management team that are expected to be involved in our business, see “Management.”

Properties

We believe we have obtained or will obtain sufficient third-party consents, permits, and authorizations and have provided or will provide sufficient notice, if and as required, for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, and any notice that has not been provided, we believe these consents, permits, or authorizations will be obtained and these noticed provided after the completion of this offering, or that the failure to obtain these consents, permits or authorizations or to provide these notices will not have a material adverse effect on the operation of our business.

We believe we will have satisfactory title to all of the projects that will be contributed to NEE Operating LP prior to the completion of this offering. Record title to some of our projects may continue to be held by affiliates of NextEra until we have made the appropriate filings in the jurisdictions in which such projects are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents upon the completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens and easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by us, we believe that none of these burdens will materially detract from the value of these properties or from our interest in these properties or materially interfere with their use in the operation of our business.

Included in Genesis’ land leases is a right-of-way lease that provides for payments to the BLM for the right to use the public lands upon which the project is located. The lease may be renewed at expiration at Genesis’ option (in accordance with certain procedures set forth in the lease) and will be subject to the laws and regulations existing at the time of renewal. In connection with the terms of this lease, Genesis obtained a surety bond from a non-affiliated party in favor of BLM for approximately $23 million. The surety bond remains in effect until the BLM is satisfied that all improvements have been removed and the right-of-way has been restored.

See “—Our Initial Portfolio” for a description of our principal properties upon the completion of the Organizational Transactions.

Insurance

We maintain insurance on terms generally carried by companies engaged in similar business and owning similar properties in the U.S. and Canada and whose projects are financed in a manner similar to our projects. As is common in the wind and solar industries, however, we do not insure fully against all the risks associated with our business either because insurance is not available or because the premiums for some coverage are prohibitive. For example, we do not maintain transmission or distribution line insurance. We maintain varying levels of insurance for the development, construction and operation phases of our projects, including property insurance, which, depending on the location of each project, may include catastrophic windstorm, flood and earthquake coverage; transportation insurance; advance loss of profits insurance; business interruption insurance; general liability and umbrella liability insurance; time element pollution liability insurance; auto liability insurance; worker’s compensation and employers’ liability insurance; and title insurance. The “all risk” property insurance coverage is maintained in amounts based on the replacement value or maximum foreseeable loss of our projects (subject to certain sub-limits for windstorm, flood and earthquake risks) and the business interruption insurance generally provides 12 months of coverage in amounts that vary from project to project based on the revenue generation potential of each project. All types of coverage are subject to applicable deductibles. We generally do not maintain insurance for certain environmental risks, such as environmental contamination.

Safety and Maintenance

We have business unit-specific safety rules to govern the way we conduct our operations at each of our projects. Each of our employees at the projects are required to understand and follow our health and safety plan and have the necessary U.S. Occupational Safety and Health Administration training or Canadian Centre for Occupational Health and Safety training, as applicable, for certain tasks performed at our projects. We perform preventive and normal maintenance on all of our projects and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those projects in accordance with applicable regulation.

Intellectual Property

Under the Omnibus Agreement, NextEra will grant to NEE Partners a non-exclusive, royalty-free license to use the names “NextEra” and “NextEra Energy Resources.” Other than under this limited license, we will not have a legal right to use such names. See “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

Legal Proceedings

We are not a party to any legal proceedings other than legal proceedings arising in the ordinary course of our business. We are a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business. See “—Regulatory Matters” and “—Environmental Matters.”

MANAGEMENT

Management of NEE Partners

Our general partner, NextEra Energy Partners GP, Inc., will manage our operations and activities on our behalf through its directors and, under the oversight of its directors, its officers. Our general partner is not elected by our unitholders and may only be removed in certain limited circumstances. Unitholders will not be entitled to elect the directors of our general partner, which will all be appointed by NextEra, or directly or indirectly participate in our management or operations. Our general partner owes certain contractual duties to our unitholders as well as a fiduciary duty to its owners, NextEra and its affiliates. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly non-recourse to it. Our general partner therefore may cause us to incur indebtedness or other obligations that are non-recourse to it.

We do not have a board of directors. The directors of our general partner will oversee our operations. Our general partner’s board of directors will be composed of seven members following the completion of this offering. NextEra will appoint all members to our general partner’s board of directors, including three directors who are independent as defined under the independence standards established by the NYSE. The NYSE does not require a publicly traded limited partnership like us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation or a nominating and corporate governance committee. Our general partner’s board of directors is required, however, to have an audit committee of at least three members within twelve months of the date our common units are first traded on the NYSE, and all of our audit committee members are required to meet the independence and experience tests established by the NYSE and the Exchange Act.

In compliance with the requirements of the NYSE, NextEra will appoint three independent members to our general partner’s board of directors effective as of the completion of this offering. The independent members of our general partner’s board of directors will serve as all of the initial members of the audit committee of our general partner’s board of directors and as all of the initial members of the conflicts committee of our general partner’s board of directors.

In identifying and evaluating candidates as possible director-nominees of our general partner, NextEra will assess the experience and personal characteristics of the possible nominee against the following guidelines, which NextEra may modify from time to time:

Individual Qualifications

•	Possesses integrity, competence, insight, creativity and dedication together with the ability to work with colleagues while challenging one another to achieve superior performance;

•	Has attained prominent position in his or her field of endeavor;

•	Possesses broad business experience;

•	Has ability to exercise sound business judgment;

•	Is able to draw on his or her past experience relative to significant issues facing us;

•	Has experience in our industry or in another industry or endeavor with practical application to our needs;

•	Has sufficient time and dedication for preparation as well as participation in board and committee deliberations;

•	Meets such standards of independence, as applicable, and financial knowledge as may be required or desirable; and

•	Possesses attributes deemed appropriate given the then current needs of the board.

Composition of the Board of our General Partner as a Whole

•	A diversity of background, perspective and skills related to our business goals; and

•	A diversity of race, gender and age.

All of our general partner’s executive officers will be employees of NextEra and will devote such portion of their time to our business and affairs as is required to manage and conduct our operations in accordance with the Management Services Agreement, under which NextEra has agreed to provide or arrange for the provision of O&M services to us. We will also use a significant number of employees of NextEra to operate our business and provide us with O&M services.

Directors and Executive Officers of Our General Partner

The following sets forth information for our general partner’s directors and executive officers upon the completion of this offering.

Name	Age	Position with NextEra Energy Partners GP, Inc.
James L. Robo	51	Chairman of the Board and Chief Executive Officer, Director
Moray P. Dewhurst	58	Chief Financial Officer, Director
Armando Pimentel, Jr.	51	President, Director
Charles E. Sieving	41	General Counsel, Director
Chris N. Froggatt	56	Controller and Chief Accounting Officer
Paul I. Cutler	54	Treasurer and Assistant Secretary
Mark E. Hickson	47	Vice President, Strategy and Corporate Development

The directors of our general partner hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors of our general partner. There are no family relationships among any of our general partner’s directors or executive officers of our general partner.

James L. Robo, Chairman of the Board and Chief Executive Officer, Director

Mr. Robo will serve as the chairman of the board and chief executive officer of our general partner. Mr. Robo also serves, since December 2013, as chairman of the board and, since July 2012, as president and chief executive officer of NextEra. From December 2006 to June 2012, Mr. Robo served as president and chief operating officer of NextEra. Mr. Robo joined NextEra as vice president of corporate development and strategy in March 2002 and became president of NEER later in 2002. He is also a director of J.B. Hunt Transport Services, Inc. and has served as J.B. Hunt’s lead independent director since 2012.

Moray P. Dewhurst, Chief Financial Officer, Director

Mr. Dewhurst will serve as chief financial officer of our general partner. Since 2011, Mr. Dewhurst has also served as vice chairman of the board and chief financial officer and executive vice president-finance of NextEra. Previously, Mr. Dewhurst served as vice chairman of the board and chief of staff of NextEra from 2009 to 2011 and as chief financial officer from 2001 to 2008. Mr. Dewhurst previously was an officer, director and member of the executive committee of Dean & Company, a management consulting and investment firm that he co-founded in 1993. Prior to forming Dean & Company, he was a senior partner at Mercer Management Consulting and its predecessor firms.

Armando Pimentel, Jr., President, Director

Mr. Pimentel will serve as the president and a member of the board of our general partner. Mr. Pimentel also serves as the president and chief executive officer of NEER, a position he has held since October 2011. Mr. Pimentel joined NextEra in February 2008 as executive vice president–finance and became chief financial officer in May 2008. Prior to joining NextEra, Mr. Pimentel was a partner at Deloitte & Touche and held various client and leadership positions in the financial services and energy industries. He also led Deloitte’s power and utilities business segment. From 1996 to 1998, Mr. Pimentel worked in the Office of the Chief Accountant of the U.S. Securities and Exchange Commission as a professional accounting fellow.

Charles E. Sieving, General Counsel, Director

Mr. Sieving will serve as our general counsel and a member of the board of our general partner. He has also served as executive vice president and general counsel of NextEra since December 2008. Previously, Mr. Sieving was executive vice president, general counsel, and secretary of PAETEC Holding Corp., a publicly held telecommunications company. Prior to PAETEC, he was a partner in the Corporate, Securities and Finance Practice Group of the international law firm of Hogan & Hartson, L.L.P.

Chris N. Froggatt, Controller and Chief Accounting Officer

Mr. Froggatt will serve as our controller and chief accounting officer of our general partner. Mr. Froggatt served as vice president of NextEra since October 2009 and has served as vice president, controller and chief accounting officer for NextEra since February 2010. Previously, Mr. Froggatt worked for 22 years with Pinnacle West Capital Corp. where he served as vice president and treasurer from December 2008 until October 2009. Prior to that, Mr. Froggatt held the positions of vice president, controller and chief accounting officer for Pinnacle West and its regulated utility, Arizona Public Service.

Paul I. Cutler, Treasurer and Assistant Secretary

Mr. Cutler will serve as the treasurer and assistant secretary of our general partner. Mr. Cutler also serves, since February 2003, as treasurer for NextEra.

Mark E. Hickson, Vice President, Strategy and Corporate Development

Mr. Hickson will serve as our vice president, strategy and corporate development. Mr. Hickson has also served, since May 2012, as vice president of corporate development and operational excellence for NextEra. From August 1997 to April 2012, Mr. Hickson served as managing director in Global Mergers and Acquisitions at Merrill Lynch & Co.

Board Leadership Structure

As described in our corporate governance guidelines, our general partner’s board of directors believes that the decision as to who should serve as Chairman and as Chief Executive Officer, and whether the offices should be combined or separate, is properly the responsibility of the board, to be exercised from time to time in appropriate consideration of then-existing facts and circumstances. In view of the operational and financial opportunities and challenges faced by us, among other considerations, our general partner’s board of directors’ judgment is that the functioning of the board is generally best served by maintaining a structure of having one individual serve as both chairman and chief executive officer. The board believes that having a single person acting in the capacities of chairman and chief executive officer promotes unified leadership and direction for the board and executive management and allows for a single, clear focus for the chain of command to execute our strategic initiatives and business plans and to address its challenges. Accordingly, although the board believes that no single board leadership model is universally or permanently appropriate, the position of chairman will initially be held by the chief executive officer.

Director Independence

The NYSE standards and our corporate governance guidelines require that the audit committee be composed entirely of independent directors. The NYSE standards and Rule 10A-3 under the Exchange Act include the additional requirements that members of the audit committee may not be an affiliated person of us or our subsidiaries or accept directly or indirectly any consulting, advisory or other compensatory fee from us or our subsidiaries, other than their compensation as our general partner’s board of directors. Compliance by audit committee members with these requirements is separately assessed by our general partner’s board of directors.

Based on its review and the NYSE standards, our general partner’s board of directors has determined that             ,              and              constituting all three of our non-employee directors, are independent under the NYSE standards, including the separate Audit Committee standards, and our corporate governance guidelines.

Board Role in Risk Oversight

Our corporate governance guidelines provide that our general partner’s board of directors is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. In addition, the audit committee is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Committees of the Board of Directors

The standing committees of our general partner’s board of directors will be the audit committee and the conflicts committee. The committees regularly report their activities and actions to the full board, generally at the next board meeting that follows the committee meeting. Each of the committees operates under a charter approved by the board and each committee conducts an annual evaluation of its performance. The charter of the audit committee is required to comply with the NYSE corporate governance requirements. There are no NYSE requirements for the charter of the conflicts committee. Each of the committees is permitted to take actions within its authority through subcommittees, and references in this prospectus to any of those committees include any such subcommittees. The current membership and functions of the committees are described below.

Audit Committee

Our general partner’s board of directors will have an audit committee composed of three directors, all of whom will meet the independence standards and all of whom will meet the experience standards established by the NYSE and the Exchange Act. The audit committee will initially be composed of Messrs.             ,              and             . The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with related legal and regulatory requirements, corporate policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

Conflicts Committee

Three members of our general partner’s board of directors will serve on our conflicts committee. The conflicts committee will initially be composed of Messrs.             ,              and             . The conflicts committee

will determine if the resolution of any conflict of interest referred to it by our general partner is in the best interests of our partnership. There is no requirement that our general partner seek the approval of the conflicts committee for the resolution of any conflict. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, may not hold an ownership interest in the general partner or its affiliates other than our common units, including common units or awards under any long-term incentive plan, equity compensation plan or similar plan implemented by the general partner or the partnership, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. Any matters approved by the conflicts committee in good faith will be deemed to be approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. Any unitholder challenging any matter approved by the conflicts committee will have the burden of proving that the members of the conflicts committee did not subjectively believe that the matter was in the best interests of our partnership. Moreover, any acts taken or omitted to be taken by our general partner in reliance upon the advice or opinions of experts such as legal counsel, accountants, appraisers, management consultants and investment bankers, where our general partner (or any members of our general partner’s board of directors, including any member of the conflicts committee) reasonably believes the advice or opinion to be within such person’s professional or expert competence, will be conclusively presumed to have been done or omitted in good faith.

Executive Compensation

We and our general partner were formed in March 2014. Accordingly, our general partner has not accrued any obligations with respect to management incentive or retirement benefits for its directors or executive officers for the 2013 fiscal year or prior periods. Because our general partner’s executive officers are employed by NextEra, compensation of the executive officers will be set by NextEra. Our general partner has not entered into any employment agreements with any of its executive officers. We expect that compensation for our general partner’s executive officers in 2014 will continue to be determined and structured under NextEra’s compensation program. See “Certain Relationships and Related Party Transactions—Management Services Agreement—Reimbursement of Expenses and Certain Taxes.” Our general partner’s executive officers, as well as the employees of NextEra who provide services to us, may participate in employee benefit plans and arrangements sponsored by NextEra, including plans that may be established in the future, and certain of such officers and employees of NextEra who provide services to us currently hold grants under NextEra’s equity incentive plans and will retain these grants after the completion of this offering.

Compensation of Directors

Directors of our general partner who are salaried employees of NextEra or any of its subsidiaries do not receive any additional compensation for serving as a director or committee member of our general partner’s board. Effective upon the completion of this offering, the independent directors serving on our general partner’s board will receive an annual cash retainer of $50,000 and a number of our common units determined by dividing $100,000 by the closing price of our common units on the grant date, rounded up to the nearest ten shares. These units are generally not transferable until the director ceases to be a member of our general partner’s board. Independent directors who serve as chair of the audit committee or conflicts committee receive an additional annual cash retainer of $15,000.

Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law under a director indemnification agreement and our partnership agreement.

Long-Term Incentive Plan

On             , 2014, our general partner’s board of directors approved the NEE Partners 2014 Long-Term Incentive Plan (the “LTIP”), which will be subject to approval by our unitholders prior to completion of the offering. The LTIP will become effective on the date of such approval. We currently expect to provide awards under LTIP to our non-employee directors. Following is a brief summary of its anticipated material terms, which will be subject to the actual terms of the LTIP.

Purpose. The LTIP is intended to: (i) provide participants in the LTIP with an incentive to contribute to NEE Partners’ success and to manage NEE Partners’ business in a manner that will provide for NEE Partners’ long-term growth and profitability to benefit its unitholders and other important stakeholders, including its employees and customers; and (ii) provide a means of obtaining, rewarding and retaining key personnel.

Eligibility. Awards may be granted to non-employee directors and to individuals who are employees.

Administration. The LTIP generally will be administered by a committee (the “LTIP Committee”) consisting of two or more directors of our general partner’s board of directors. The LTIP Committee initially will be composed of Messrs.              and             .

Our general partner’s board of directors will retain the authority under the LTIP to exercise any or all of the powers and authorities related to the administration and implementation of the LTIP.

Except where authority to act on such matters is specifically reserved to our general partner’s board of directors under the LTIP or applicable law, the LTIP Committee and each other committee referred to above acting in accordance with the foregoing plan provisions, will have full power and authority to interpret and construe all provisions of the LTIP, any award or any award agreement, and to make all related determinations, including the power and authority to:

•	designate grantees of awards;

•	determine the type or types of awards to be made to a grantee;

•	determine the number of units subject to an award;

•	establish the terms and conditions of each award;

•	prescribe the form of each award agreement; and

•	subject to certain limitations in the LTIP, amend, modify or supplement the terms of any outstanding award.

Amendment and Termination. Our general partner’s board of directors will be authorized to amend, alter, suspend or terminate the LTIP as to any units as to which awards have not been made. Any amendment to the LTIP, however, will be subject to receipt of the approval of NEE Partners’ unitholders if unitholder approval of the amendment is required by any law or regulation or NYSE rule or to the extent determined by our general partner’s board of directors. Unitholder approval will be required for any proposed amendment to the LTIP provisions that prohibits the repricing of outstanding options or unit appreciation rights or that generally require the option price of any option to be at least equal to the fair market value of NEE Partners’ units on the option grant date. Without the consent of the affected grantee of an outstanding award, no amendment, suspension or termination of the LTIP may impair the rights or obligations under that award. The LTIP will terminate automatically ten years after its effective date, unless it is earlier terminated by our general partner’s board of directors.

Awards. The following types of awards may be made under the LTIP, subject to limitations set forth in the plan:

•	options, which will be non-qualified options (i.e., options that do not meet the requirements of section 422 of the Code);

•	restricted units;

•	deferred units;

•	performance units or other performance-based awards;

•	distribution equivalent rights;

•	unit appreciation rights; and

•	other equity-based awards, including unrestricted units.

A restricted unit is an award of NEE Partners’ unit on which are imposed vesting restrictions that subject the unit to a substantial risk of forfeiture, as defined in section 83 of the Code. A deferred unit is an award that represents a conditional right to receive units in the future and that may be made subject to the same types of restrictions and risk of forfeiture as a restricted unit. Performance-based awards are awards of options, restricted units, deferred units, unit appreciation rights or other equity-based awards made subject to the achievement of one or more pre-established performance goals over a performance period established by the LTIP Committee. An award of performance units is a performance-based award representing a right or interest denominated or payable in units, valued by reference to units, or otherwise based on or related to units that is made subject to the achievement of one or more pre-established performance goals over a performance period of up to ten years. Distribution equivalent rights are awards entitling the grantee to receive cash, units, other awards under the LTIP or other property equal in value to distributions or other periodic payments paid or made with respect to a specified number of units. A unit appreciation right is a right to receive upon exercise, in the form of units, cash or a combination of units and cash, the excess of the fair market value of one unit on the exercise date over the grant price of the unit appreciation right. An unrestricted unit is an award of unit that is free of restrictions other than those imposed under federal or state securities laws.

The LTIP provides that each award will be evidenced by an award agreement, which may specify terms and conditions of the award that differ from the terms and conditions which would apply under the LTIP in the absence of the different terms and conditions in the award agreement.

Awards under the LTIP may be settled in cash, NEE Partners’ units, other awards under the LTIP or other property. The LTIP Committee may permit or require the deferral of any payment under any award into a deferred compensation arrangement, which may include provisions for the payment or crediting of interest or distribution equivalent rights, in accordance with rules and procedures established by the LTIP Committee. No distribution equivalent rights may be granted in connection with, or related to, an award of unit appreciation rights.

Units Available for Issuance. Subject to the adjustments described below, the maximum number of units of NEE Partners that will be available for issuance under the LTIP will be equal to                             .

Units subject to an award granted under the LTIP will become available for issuance under the LTIP if the award terminates by expiration, forfeiture, cancellation, or otherwise, without the issuance of such units (except as set forth below).

The number of units available for issuance under the LTIP will not be increased by the number of units:

•	deducted or delivered from payment of an award in connection with NEE Partners’ tax withholding obligations;

•	tendered or withheld or subject to an award surrendered in connection with the purchase of units upon exercise of an option; or

•	purchased by NEE Partners with proceeds from option exercises.

The number and kinds of units for which awards may be made under the LTIP, including the unit limits described above, will be adjusted proportionately and accordingly by the LTIP Committee if the number of outstanding units of NEE Partners is increased or decreased or the units of NEE Partners are changed into or exchanged for a different number of units or kind of capital of NEE Partners on account of any recapitalization, reclassification, unit split, reverse unit split, spin-off, combination, exchange or other distribution payable in units, or other increase or decrease in units of NEE Partners effected without receipt of consideration by NEE Partners.

Fair Market Value Determination. For so long as NEE Partners’ units remains listed on the NYSE, the fair market value of a unit on an award grant date, or on any other date for which fair market value is required to be established under the LTIP, will be the closing price of the units as reported on the NYSE on such date. If there is no such reported closing price on such date, the fair market value of the unit will be the closing price of the unit as reported on the NYSE on the next preceding date on which any sale of units shall have been reported on the NYSE.

If NEE Partners’ units cease to be listed on the NYSE and are listed on another established national or regional stock exchange or traded on another established securities market, fair market value will similarly be determined by reference to the closing price of the units on the applicable date as reported on such other exchange or established securities market.

If NEE Partners’ units cease to be listed on an established national or regional stock exchange or traded on another established securities market, the LTIP Committee will determine the fair market value of a unit by the reasonable application of a reasonable valuation method in a manner consistent with section 409A of the Code.

Options. An option granted under the LTIP will be exercisable only to the extent that it is vested. Each option will become vested and exercisable at such times and under such conditions as the LTIP Committee may approve consistent with the terms of the LTIP. No option may be exercisable more than ten years after the option grant date. The LTIP Committee may include in the option agreement provisions specifying the period during which an option may be exercised following termination of the grantee’s service.

The exercise price per unit under each option granted under the LTIP may not be less than 100.0% of the fair market value of the unit on the option grant date.

Except in connection with a corporate transaction involving NEE Partners (including any distribution (whether in the form of cash, units, other securities or other property), unit split, extraordinary distribution, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of units or other securities or similar transaction), NEE Partners may not, without obtaining unitholder approval: (i) amend the terms of outstanding options to reduce the exercise price of such outstanding options; (ii) cancel outstanding options in exchange for options with an exercise price that is less than the exercise price of the original options; or (iii) cancel outstanding options with an exercise price above the current unit price in exchange for cash or other securities.

Payment of the exercise price for units purchased under the exercise of an option may be made in such forms as are approved by the LTIP Committee. These forms may include, in the LTIP Committee’s discretion, cash, cash equivalents acceptable to NEE Partners, and units.

Awards of options generally will be nontransferable, except for transfers by will or the laws of descent and distribution.

Restricted Units and Deferred Units. Subject to the provisions of the LTIP, the LTIP Committee will determine the terms and conditions of each award of restricted units and deferred units, including the restricted period for all or a portion of the award, the restrictions applicable to the award and the purchase price, if any, for the unit subject to the award. A grantee of restricted units will have all the rights of a unitholder, including the right to vote the units and receive distributions, except to the extent limited by the LTIP Committee. Grantees of deferred units will have no voting or distribution rights or other rights associated with unit ownership, although the LTIP Committee may award distribution equivalent rights on such units and any such distribution awards may be subject to payroll withholding if required.

Grantees will not vest in distributions paid on performance-based awards of restricted units or in distribution equivalent rights paid on performance-based awards of deferred units, and will be required to forfeit and repay to NEE Partners such distributions and distribution equivalent rights, if the performance goals for the underlying awards of restricted units or deferred units are not achieved or such awards otherwise do not vest. In addition, the LTIP Committee may subject distributions and distribution equivalent rights paid on time-vested awards of restricted units and deferred units to such forfeiture and repayment obligations if the underlying awards are forfeited before they vest.

The restrictions and the restricted period may differ with respect to each grantee of an award. An award will be subject to forfeiture if events specified by the LTIP Committee occur before the lapse of the restrictions. Awards of restricted units and deferred units generally will be nontransferable during the restricted period or before satisfaction of any other restrictions applicable to the awards.

Distribution Equivalent Rights. The LTIP Committee will be authorized to grant rights to distribution equivalents to a participant in connection with an award under the LTIP, or without regard to any other award, except that no distribution equivalent right may be granted in connection with, or related to, an award of options or unit appreciation rights. Distribution equivalent rights will entitle the participant to receive cash or units equal in value to distributions paid, or other periodic payments made, with respect to a specified number of units. The terms and conditions of awards of distribution equivalent rights will be specified in the applicable award agreement. Any such awards may be subject to payroll withholding if required. Distribution equivalents generally will be nontransferable, except for transfers by will or the laws of descent and distribution.

Performance Units and Other Performance-Based Awards. The LTIP Committee may award performance units and other performance-based awards in such amounts and upon such terms as the LTIP Committee may determine. Each grant of a performance-based award will have an initial value or target number of units that is established by the LTIP Committee at the time of grant. The LTIP Committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and number of performance units or other performance-based awards that will be paid out to a grantee. The performance goals generally will be based on one or more of the performance measures described below. Performance awards may be payable in cash, units, other awards under the LTIP or other property. The LTIP Committee will establish the performance periods for performance-based awards.

Unit Appreciation Rights. Unit appreciation rights may be granted in conjunction with all or a part of any option or other award granted under the LTIP, or without regard to any option or other award. The LTIP Committee will determine on the grant date the time or times at which and the circumstances under which a unit appreciation right may be exercised in whole or in part, the time or times at which and the circumstances under which a unit appreciation right will cease to be exercisable, the method of exercise, the method of settlement, the form of consideration payable in settlement, the method by which units payable as consideration will be delivered or deemed delivered to grantees, and any other terms or conditions of any unit appreciation right. Exercisability of unit appreciation rights may be subject to future service requirements, to the achievement of one or more of the performance measures described above or to such other terms and conditions as the LTIP Committee may impose. Upon exercise of a unit appreciation right, the holder will be entitled to receive, in the specified form of consideration, the excess of the fair market value of one unit on the exercise date over the grant price of the unit appreciation right, as determined by the LTIP Committee. The grant price of a unit appreciation right may not be less than the fair market value of a unit on the grant date.

Except in connection with a corporate transaction involving NEE Partners (including any distribution (whether in the form of cash, units, other securities or other property), split, extraordinary distribution, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of units or other securities or similar transaction), NEE Partners may not, without obtaining unitholder approval: (i) amend the terms of outstanding unit appreciation rights to reduce the exercise price of such outstanding unit appreciation rights; (ii) cancel outstanding unit appreciation rights in exchange for unit appreciation rights with an exercise price that is less than the exercise price of the original unit appreciation rights; or (iii) cancel outstanding unit appreciation rights with an exercise price above the current unit price in exchange for cash or other securities.

Awards of unit appreciation rights generally will be nontransferable, except for transfers by will or the laws of descent and distribution.

Other Equity-Based Awards. The LTIP Committee may grant other types of equity-based or equity-related awards, including the grant or offer for sale of unrestricted units, in such amounts and subject to such terms and conditions as the LTIP Committee may determine.

Effect of Corporate Reorganizations. The LTIP contains provisions, which are described below, that provide for adjustments to the terms of some types of outstanding awards upon the occurrence of specified kinds of corporate transactions, including transactions that would be deemed to constitute a change in control of NEE Partners within the meaning of the LTIP, as described below (a “Change in Control”). The provisions of the LTIP governing such transactions will apply unless a different treatment of the applicable award is specified in the applicable award agreement at the time of grant, in another agreement with the grantee of the award, or in another writing entered into after the time of grant with the consent of the grantee.

Change in Capitalization. The LTIP Committee will adjust the terms of outstanding awards under the LTIP to preserve the proportionate interests of the holders in such awards if the number of outstanding units of NEE Partners is increased or decreased or the units of NEE Partners are changed into or exchanged for a different number of shares or kind of capital stock or other securities of NEE Partners on account of any recapitalization, reclassification, split, reverse split, spin-off, combination, exchange, distribution, or other increase or decrease in units of NEE Partners effected without receipt of consideration by NEE Partners. The adjustments will include proportionate adjustments to: (i) the number and kind of units subject to outstanding awards; and (ii) the option price of outstanding options and the per unit price of outstanding unit appreciation rights.

Reorganization not Constituting a Change in Control. If NEE Partners is the surviving entity in any reorganization, merger or consolidation of NEE Partners with one or more other entities which does not constitute a Change in Control, any outstanding option or unit appreciation right will pertain to units to which a holder of the number of units subject to such option or unit appreciation right would have been entitled immediately after the transaction, with a corresponding proportionate adjustment to the per unit option price and per unit appreciation right price. Further, in the event of any such transaction, performance-based awards (and the related performance measures if deemed appropriate by the LTIP Committee) will be adjusted to apply to the units that a holder of the number of units subject to such performance-based awards would have been entitled to receive immediately after the transaction.

Change in Control in which Awards are not Assumed. Upon the occurrence of a Change in Control in which outstanding awards of options, unit appreciation rights, restricted unit, deferred units, distribution equivalent rights or other equity-based awards are not assumed or continued, the following provisions will apply to the awards:

•	Except with respect to performance-based awards, either of the following will occur:

•	all outstanding awards of restricted units, deferred units and deferred equivalent rights will be deemed to have vested, and the units subject to such deferred units and distribution equivalent rights will be delivered immediately before the Change in Control, and 15 days before the scheduled completion of the Change in Control, all outstanding options and unit appreciation rights will become immediately exercisable and will remain exercisable for a period of 15 days (subject to completion of the Change in Control); or

•	the LTIP Committee may elect to cancel any outstanding awards of options, restricted unit, deferred units, distribution equivalent rights and unit appreciation rights and require payment or delivery to the holders of such awards an amount in cash or securities having a value (as determined by the LTIP Committee): (i) in the case of restricted units, deferred units and distribution equivalent rights (for units subject thereto), equal to the price per unit paid to holders of units under the Change in Control; and (ii) in the case of options or unit appreciation rights, equal to the product of the number of units subject to such options or unit appreciation rights multiplied by the amount, if any, by which (a) the price per unit paid to holders of units under the Change in Control exceeds (b) the option price per unit appreciation right price applicable to such options and unit appreciation rights.

•	For performance-based awards: (i) if less than half of the performance period has lapsed, the awards will be converted into restricted units or performance units assuming target performance has been achieved (or into unrestricted unit if no further restrictions apply); (ii) if at least half of the performance period has lapsed, the awards will be converted into restricted units or performance units based on actual performance to date (or into unrestricted units if no further restrictions apply); and (iii) if actual performance is not determinable, the awards will be converted into restricted units or performance units assuming target performance has been achieved, based on the discretion of the LTIP Committee (or into unrestricted unit if no further restrictions apply).

•	Other equity-based awards will be governed by the terms of the applicable award agreement.

Change in Control in which Awards are Assumed. Except as otherwise provided in the applicable award agreement, another agreement with the grantee, or another writing, upon the occurrence of a Change in Control in which outstanding awards of options, unit appreciation rights, restricted unit, deferred units, distribution equivalent rights or other equity-based awards are being assumed or continued, the LTIP and such awards (to the extent the awards are assumed or continued) will continue in the manner and under the terms specified in any writing providing for assumption or continuation of such awards, which may specify the substitution for such awards of new options, unit appreciation rights, restricted unit, common units, distribution equivalent rights and other equity-based awards relating to the units of a successor entity, or a parent or subsidiary thereof. In the event of such a substitution, appropriate adjustments will be made to the number of units subject to the original awards (disregarding any transaction consideration that is not units) and to option and unit appreciation right exercise prices.

Definition of Change in Control. The LTIP generally defines a “Change in Control” to mean the occurrence of any person, other than a person approved by the general partner, becoming the general partner of NEE Partners.

U.S. Federal Income Tax Consequences. The following summarizes the U.S. federal income tax consequences of awards that may be granted under the LTIP.

Options. An option holder will not realize taxable income upon the grant of an option. When an option holder exercises the option, however, the difference between the exercise price of the option and the fair market value of the units subject to the option on the date of exercise will constitute compensation income taxable to the option holder. We will be entitled to a tax deduction equal to the amount of compensation income taxable to the option holder. If an option holder tenders units in payment of part or all of the exercise price of an option, no gain or loss will be recognized with respect to the units tendered. In such an event, the option holder will be treated as receiving an equivalent number of units under the exercise of the option in a nontaxable exchange. The tax basis of the units tendered will be treated as the substituted tax basis for an equivalent number of units received, and the units received will be treated as having been held for the same holding period as the holding period that expired with respect to the tendered units. The difference between the aggregate exercise price and the aggregate fair market value of the units received under the exercise of the option will be taxed as ordinary income, just as if the option holder had paid the exercise price in cash.

Restricted Units. A grantee of a restricted unit (an actual transfer of ownership interest) will not recognize any taxable income for U.S. federal income tax purposes in the year of the award if the unit subject to restrictions (that is, the restricted unit is nontransferable and subject to a substantial risk of forfeiture). The grantee, however, may elect under section 83(b) of the Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the units on the date of the award, determined without regard to the restrictions, in which case we will be entitled to a tax deduction in the year of the grant and no tax deduction in the year of vesting. The grantee will have to find other assets to pay for the payroll tax withholding on an 83(b) election. If the grantee does not make such a section 83(b) election, the fair market value of the units on the date on which the restrictions lapse will be treated as compensation income to the grantee and will be taxable in the year in which the restrictions lapse. We will be entitled to a deduction for compensation paid equal to the amount treated as compensation income to the grantee in the year in which the grantee is taxed on the income.

Distribution Equivalents Rights. Grantees under the LTIP who receive awards of distribution equivalent rights will be required to recognize ordinary income in the amount distributed to the grantee under the award. We will be entitled to a tax deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Deferred Units and Performance-Based Awards. A distribution of units or a payment of cash in satisfaction of deferred units or a performance-based award will be taxable as ordinary income when the distribution or payment is actually or constructively received by the recipient. The amount taxable as ordinary income is the aggregate fair market value of the unit determined as of the date it is received or, in the case of a cash award, the amount of the cash payment. We will be entitled to deduct the amount of such payments when such payments are taxable as compensation to the recipient.

Unit Appreciation Rights. The grant of unit appreciation rights will not result in taxable income to the holder. Upon exercise of a unit appreciation right, the holder will recognize ordinary income in an amount equal to the cash or the fair market value of the unit received by the holder. We will be entitled to a deduction equal to the amount of any compensation income taxable to the grantee.

Unrestricted unit. A holder of unrestricted units will be required to recognize ordinary income in an amount equal to the fair market value of the units on the date of the award, reduced by the amount, if any, paid for such units. We will be entitled a tax deduction in the amount of any compensation income taxable to the grantee. Upon the holder’s disposition of the unrestricted units, any gain realized in excess of the amount reported as ordinary income will be reportable by the holder as a capital gain, and any loss will be reportable as a capital loss. Capital gain or loss will be long-term if the holder has held the units for more than one year. Otherwise, the capital gain or loss will be short-term.

Tax Withholding. Payment of the taxes imposed on awards made under the LTIP may be made by withholding from payments otherwise due and owing to the holder.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be owned upon the completion of this offering by:

•	each person known by us to be a beneficial owner of more than 5.0% of the units;

•	each of the directors and director nominees of our general partner;

•	each of our general partner’s named executive officers; and

•	all of our general partner’s directors and executive officers as a group.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all of the units shown as beneficially owned by them, subject to community property laws where applicable.

Percentage of total units to be beneficially owned after this offering is based on common units outstanding and assumes the exchange of all common units of NEE Operating LP held by NEE Equity for newly issued common units of NEE Partners on a one-for-one basis. The table also assumes that the underwriters’ option to purchase additional common units is not exercised.

Name of Beneficial Owner(1)	Common Units To Be Beneficially Owned	Percentage of Common Units To Be Beneficially Owned
NextEra(2)		%
James L. Robo	—	*
Moray P. Dewhurst	—	*
Armando Pimentel, Jr.	—	*
Charles E. Sieving	—	*
Chris N. Froggatt	—	*
Paul I. Cutler	—	*
	—	*
	—	*
	—	*
	—	*
All directors and executive officers as a group (nine persons)	—	*

*	Less than 1.0%.
(1)	Unless otherwise indicated, the address for all beneficial owners in this table is c/o NextEra Energy Partners, LP, 700 Universe Boulevard, Juno Beach, Florida 33408, Attn: Corporate Secretary.
(2)	Following this offering, NEE Equity will hold the Special Voting Units that will provide NEE Equity with an aggregate number of votes on certain matters that may be submitted for a vote of our common unitholders that is equal to the aggregate number of common units of NEE Operating LP held by NEE Equity on the relevant record date. See “Prospectus Summary—Organizational Structure.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

O&M Agreements

U.S. Projects

Wind

The U.S. Wind Project Entities entered into O&M agreements with NEOS, dated as of the following dates:

•	with respect to Elk City Wind, LLC, May 21, 2009;

•	with respect to Northern Colorado Wind Energy, LLC, April 12, 2009;

•	with respect to Perrin Ranch Wind, LLC, August 23, 2012 (with an effective date of June 29, 2012); and

•	with respect to Tuscola Bay Wind, LLC, August 22, 2012 (each, a “U.S. Wind O&M Agreement” and collectively, the “U.S. Wind O&M Agreements”).

Term. Each of the U.S. Wind O&M Agreements has a term of 20 years, which will be automatically extended for an additional five-year period unless the applicable U.S. Wind Project Entity provides prior notice to NEOS that it does not wish the term to be automatically extended.

Services. NEOS provides all day-to-day O&M, including:

•	maintaining care, custody and control over each project;

•	performing the obligations of each U.S. Wind Project Entity under its PPA(s);

•	hiring, training and supervising all employees pertaining to O&M at the project and project site and providing all necessary technical and engineering support;

•	providing all materials, supplies, parts, equipment, vehicles and other items necessary for normal O&M;

•	maintaining, controlling and storing inventory;

•	performing inspections of the project;

•	scheduling and managing all outages and maintenance shutdowns;

•	performing teardowns and major overhauls of major equipment;

•	performing on-site management and disposal of all wastes;

•	providing notice to the applicable U.S. Wind Project Entity in the event of an emergency and taking action to prevent or mitigate damage, injury or loss;

•	using good faith efforts to maximize revenue from the production of power, subject to reasonable limitations;

•	keeping and maintaining books and records of all O&M, including operating logs, maintenance reports and regulatory records;

•	obtaining and maintaining all necessary approvals, permits and licenses; and

•	ensuring compliance with all applicable laws, regulations, standards, warranties, manuals and other requirements.

NEOS must provide each U.S. Wind Project Entity for its review a proposed annual budget no later than 90 days prior to the beginning of each operating year, which budget will be agreed between NEOS and the U.S. Wind Project Entity.

Compensation. In consideration for the performance of O&M, NEOS receives a fixed annual fee paid in monthly installments. The annual fee for each project was $1,250 for each MW of nameplate capacity for the first year of the term of the applicable U.S. Wind O&M Agreement and is adjusted annually based on the U.S. CPI. In addition to the fixed annual fee, NEOS is entitled to be reimbursed for those reasonable and actual direct costs that are incurred by NEOS in the performance of its duties, including direct labor costs and employee bonuses, maintenance costs, equipment rentals, parts and supplies and costs of consultants and subcontractors. These costs are reimbursable to the extent set forth in an annual budget approved by the applicable U.S. Wind Project Entity and NEOS for those costs or otherwise approved by the U.S. Wind Project Entity prior to the incurrence of such costs. Each of the U.S. Wind O&M Agreements also requires that the applicable U.S. Wind Project Entity provide, or pay for costs incurred by NEOS, for utility services consumed by the project, including any natural gas consumed, energy purchased or water supplied to the project. For the year ended December 31, 2013, NEOS received a total of approximately $600,000 in compensation under the U.S. Wind O&M Agreements, which includes payments in respect of service fees.

Termination. Each U.S. Wind Project Entity or NEOS may terminate the applicable U.S. Wind O&M Agreement if there is a material default by the other party that is not cured during the applicable cure period. In addition, each U.S. Wind Project Entity may terminate its U.S. Wind O&M Agreement if any of the following events occurs:

•	a voluntary winding-up of NEOS commenced by NEOS;

•	an involuntary winding-up instituted against NEOS that is not stayed, dismissed or terminated within 90 days after commencement;

•	an event of force majeure affecting NEOS’ performance of the agreed services for the applicable period; or

•	for convenience upon 180 days’ prior written notice to NEOS.

NEOS may also terminate the agreement if any of the following events occur:

•	a payment default by the applicable U.S. Wind Project Entity that is not cured during the cure period;

•	a voluntary winding-up of the applicable U.S. Wind Project Entity;

•	an involuntary winding-up instituted against the applicable U.S. Wind Project Entity that is not stayed, dismissed or terminated within 90 days after commencement;

•	the failure of the applicable U.S. Wind Project Entity to be an affiliate of NEOS;

•	the failure of the applicable U.S. Wind Project Entity or any affiliate of NEOS to own all or substantially all of the assets and properties included in the U.S. Wind Project Entity’s project, by reason of the exercise of remedies of secured parties under financing agreements.

Solar

Genesis Solar, LLC entered into an O&M agreement (the “Genesis O&M Agreement”), dated as of August 22, 2011, with NEOS.

Term. The Genesis O&M Agreement has a term of 30 years, which will be automatically extended for an additional five-year period unless Genesis Solar, LLC provides prior notice to NEOS that it does not wish the term to be automatically extended.

Services. NEOS provides all day-to-day O&M, including:

•	maintaining care, custody and control over the project;

•	performing the obligations of Genesis Solar, LLC under the PPA;

•	hiring, training and supervising all employees pertaining to O&M at the project and project site and providing all necessary technical and engineering support;

•	providing all materials, supplies, parts, equipment, vehicles and other items necessary for normal O&M;

•	maintaining, controlling and storing inventory;

•	performing inspections of the project;

•	scheduling and managing all outages and maintenance shutdowns;

•	performing teardowns and major overhauls of major equipment;

•	performing on-site management of and disposal of all wastes;

•	providing notice to Genesis Solar, LLC in the event of an emergency and taking action to prevent or mitigate damage, injury or loss;

•	using good faith efforts to maximize revenue from the production of power by the project, subject to reasonable limitations;

•	keeping and maintaining books and records of all O&M relating to the project, including operating logs, maintenance reports and regulatory records;

•	obtaining and maintaining all necessary approvals, permits and licenses;

•	ensuring compliance with all applicable laws, regulations, standards, warranties, manuals and other requirements;

•	cooperating with Genesis Solar, LLC in connection with obtaining financing for the project; and

•	using and controlling the shared interconnection facilities as necessary to perform the services.

NEOS must provide to Genesis Solar, LLC for its review a proposed annual budget no later than 120 days prior to the beginning of each operating year, which budget will be agreed between NEOS and Genesis Solar, LLC.

Compensation. In consideration for the performance of O&M, NEOS receives a fixed annual fee paid in monthly installments. The annual fee was $1,000,000 in 2013 and is adjusted annually based on the U.S. CPI. In addition to the fixed annual fee, NEOS is entitled to be reimbursed for those reasonable and actual direct costs that are incurred by NEOS in the performance of its duties, including direct labor costs and employee bonuses, maintenance costs, equipment rentals, parts and supplies and costs of consultants and subcontractors. These costs are reimbursable to the extent set forth in an annual budget approved by Genesis Solar, LLC and NEOS for those costs or otherwise approved by Genesis Solar, LLC prior to the incurrence of such costs. The Genesis O&M Agreement also requires that Genesis Solar, LLC provide, or pay for costs incurred by NEOS, for utility services consumed by the Genesis project, including any natural gas consumed, energy purchased or water supplied to the project. For the year ended December 31, 2013, NEOS received a total of approximately $83,000 in compensation under the Genesis O&M Agreement, which includes payment in respect of the services fee.

Termination. Either party may terminate the Genesis O&M Agreement if there is a material default thereunder by the other party that is not cured during the applicable cure period. In addition, Genesis Solar, LLC may terminate the Genesis O&M Agreement if any of the following events occur:

•	a voluntary winding-up of NEOS;

•	an involuntary winding-up instituted against NEOS that is not stayed, dismissed or terminated within 90 days after commencement; or

•	an event of force majeure affecting NEOS’ performance of the agreed services for the applicable period.

NEOS may also terminate the agreement if any of the following events occur:

•	a payment default by Genesis Solar, LLC that is not cured during the cure period;

•	a voluntary winding-up of Genesis Solar, LLC;

•	an involuntary winding-up instituted against Genesis Solar, LLC that is not stayed, dismissed or terminated within 90 days after commencement; or

•	the failure of NEER or an affiliate to control Genesis directly or indirectly.

Canadian Projects

Other than Bluewater, each of the Canadian Project Entities entered into an O&M agreement with NECOS, dated as of the following dates:

•	with respect to the Conestogo Project Entity, November 16, 2012;

•	with respect to the Summerhaven Project Entity, August 2, 2013;

•	with respect to the Sombra Project Entity, April 27, 2012; and

•	with respect to the Moore Project Entity, April 27, 2012 (each, a “Canadian O&M Agreement” and collectively, the “Canadian O&M Agreements”).

Term. The Canadian O&M Agreement for each of Moore and Sombra has a term of 25 years and the Canadian O&M Agreement for each of Summerhaven and Conestogo has a term of 20 years. The initial term for each Canadian O&M Agreement will be automatically extended for an additional five-year period unless the applicable Canadian Project Entity provides prior notice to NECOS that it does not wish the term to be automatically extended.

Services. NECOS provides all day-to-day O&M, including:

•	maintaining care, custody and control over the project;

•	performing the obligations of the applicable Canadian Project Entity under its respective FIT or RESOP Contract;

•	hiring, training and supervising all employees pertaining to O&M at the project and project site and providing all necessary technical and engineering support;

•	providing all materials, supplies, parts, equipment, vehicles and other items necessary for normal O&M;

•	maintaining, controlling and storing the inventory;

•	performing inspections of the project;

•	scheduling and managing all outages and maintenance shutdowns;

•	performing teardowns and major overhauls of major equipment;

•	performing on-site management of and disposal of all wastes;

•	providing notice to the applicable Canadian Project Entity in the event of an emergency and taking action to prevent or mitigate damage, injury or loss;

•	using good faith efforts to maximize revenue from the production of power, subject to reasonable limitations;

•	keeping and maintaining books and records of all O&M, including operating logs, maintenance reports and regulatory records;

•	obtaining and maintaining all necessary approvals, permits and licenses; and

•	ensuring compliance with all applicable laws, regulations, standards, warranties, manuals and other requirements.

NECOS must provide each Canadian Project Entity for its review a proposed annual budget no later than 90 days prior to the beginning of each operating year, which budget will be agreed between NECOS and the applicable Canadian Project Entity.

Compensation. In consideration for the performance of O&M, NECOS will receive an annual fee, paid in monthly installments, as full compensation for all costs NECOS incurs in supporting the project (other than reimbursable costs). The annual fee was CAD 1,250 and CAD 1,497 for our Canadian wind and solar projects, respectively, for each MW of nameplate capacity for the first year of the term of the applicable Canadian O&M Agreement and is adjusted annually based on the Canada CPI. In addition to the fixed annual fee, NECOS is entitled to be reimbursed for those reasonable and actual direct costs that are incurred by NECOS in the performance of its duties, including direct labor costs and employee bonuses, maintenance costs, equipment rentals, parts and supplies and costs of consultants and subcontractors. The aforementioned costs are reimbursable to the extent set forth in an annual budget approved by the applicable Canadian Project Entity and NECOS or otherwise approved by the Canadian Project Entity prior to the incurrence of such costs. For the year ended December 31, 2013, NECOS received a total of approximately CAD 896,000 in compensation under the Canadian O&M Agreements, which includes payments in respect of services fees and reimbursement for expenses.

Termination. Each Canadian Project Entity or NECOS may terminate the applicable Canadian O&M Agreement if there is a material default by the other party that is not cured during the applicable cure period. In addition, each Canadian Project Entity may terminate its Canadian O&M Agreement if any of the following events occur:

•	a voluntary winding-up of NECOS;

•	an involuntary winding-up instituted against NECOS that is not stayed, dismissed or terminated within 90 days after commencement;

•	an event of force majeure affecting NECOS’ performance of the agreed services for the applicable period; or

•	for convenience upon 180 days’ prior written notice to NECOS.

In addition, NECOS may terminate the applicable Canadian O&M Agreement if any of the following events occur:

•	a payment default by the applicable Canadian Project Entity that is not cured during the cure period;

•	a voluntary winding-up of the applicable Canadian Project Entity;

•	an involuntary winding-up of the applicable Canadian Project Entity that is not terminated within 90 days after commencement;

•	the failure of the applicable Canadian Project Entity to remain an affiliate of NECOS; or

•	the failure of the applicable Canadian Project Entity or any other affiliate of NECOS to continue to own all or substantially all of the assets and properties included in the Canadian Project Entity’s project, by reason of the exercise of remedies of secured parties under financing agreements.

We expect that the Bluewater Project Entity will enter into an O&M agreement with NECOS on terms similar to those in the Canadian O&M Agreements prior to the commencement of operations at Bluewater.

Administrative Services Agreements

Each of the U.S. Project Entities, Canyon Wind, and Mountain Prairie entered into an ASA with NEER, dated as of the following dates:

•	with respect to Genesis Solar, LLC, August 22, 2011;

•	with respect to Elk City Wind, LLC, May 21, 2009, and amended as of February 22, 2010;

•	with respect to Northern Colorado Wind Energy, LLC, April 10, 2009;

•	with respect to Perrin Ranch Wind, LLC, August 23, 2012 (with an effective date of June 29, 2012;

•	with respect to Tuscola Bay Wind, LLC, August 23, 2012;

•	with respect to Canyon Wind, August 23, 2012; and

•	with respect to Mountain Prairie Wind, February 22, 2010 (each, a “U.S. Project ASA” and collectively, the “U.S. Project ASAs”).

Term. Each of the U.S. Project ASAs, except the U.S. Project ASA for Genesis Solar, LLC, has a term of 20 years, which will be extended for additional five-year periods, unless the applicable U.S. Project Entity or Canyon Wind or Mountain Prairie, as applicable, informs NEER in writing that it does not intend to extend the term of the agreement. The U.S. Project ASA for Genesis Solar, LLC has a term of 25 years, which will be extended for an additional five-year period, unless Genesis Solar, LLC informs NEER in writing that it does not intend to extend the term of the agreement.

Services. NEER provides administrative services for the projects including:

•	monitoring O&M;

•	collecting amounts due to each U.S. Project Entity with respect to its project, to Canyon Wind with respect to its ownership interests in Tuscola Bay and Perrin Ranch, or to Mountain Prairie with respect to the operation of Northern Colorado and Elk City;

•	using funds of the applicable U.S. Project Entity, Canyon Wind or Mountain Prairie to pay costs, expenses and obligations, including tax obligations, of the U.S. Project Entity with respect to the project;

•	administering the performance of the obligations of each U.S. Project Entity, Canyon Wind and Mountain Prairie under applicable project agreements and performing all acts and preparing all deliverables necessary for each U.S. Project Entity, Canyon Wind and Mountain Prairie to comply with its obligations under such project agreements;

•	negotiating contracts for the operation of each project;

•	maintaining insurance;

•	arranging for appropriate representation of each U.S. Project Entity, Canyon Wind and Mountain Prairie before any governmental authority and arranging for the issuance and maintenance of any permits required by the projects, or with respect to Canyon Wind, required by Canyon Wind for its ownership interests in the projects;

•	maintaining the principal office and the registered office and agent of each U.S. Project Entity, Canyon Wind and Mountain Prairie, and maintaining the books and records not maintained under the U.S. Wind O&M Agreement or the Genesis O&M Agreement;

•	maintaining the existence of each U.S. Project Entity, Canyon Wind and Mountain Prairie and each of their qualification to do business and their registration;

•	preparing and delivering reports required under project agreements;

•	preparing and delivering audited financial statements;

•	releasing work activities, authorizing expenditures and paying invoices in accordance with the budget;

•	maintaining bank accounts in the name of each U.S. Project Entity, Canyon Wind and Mountain Prairie, making investments as directed by the applicable U.S. Project Entity or Canyon Wind or

Mountain Prairie, as applicable, and making disbursements in accordance with the project agreements and financing agreements;

•	engaging professional consultants;

•	preparing tax returns; and

•	performing all duties related or services incidental to all such duties.

Compensation. In consideration for the performance of the services, NEER will receive an annual fee, which will be the full and complete compensation for all costs incurred by NEER in performing administrative services, except for all out of pocket expenses for which NEER is entitled to reimbursement from the U.S. Project Entity. The annual fee payable under each of the U.S. Project ASAs in 2013 was:

•	with respect to Genesis Solar, LLC, $125,000;

•	with respect to Elk City Wind, LLC, $131,000;

•	with respect to Northern Colorado Wind Energy, LLC, $143,000;

•	with respect to Perrin Ranch Wind, LLC, $128,000;

•	with respect to Tuscola Bay Wind, LLC, $128,000;

•	with respect to Canyon Wind, $128,000, and

•	with respect to Mountain Prairie, $134,000.

These amounts are adjusted annually based on the U.S. CPI in each case. For the year ended December 31, 2013, NEER received a total of approximately $2,683,000 in compensation under the U.S. Project ASAs, which includes payments in respect of administrative fees and reimbursement for expenses.

Termination. Each U.S. Project Entity, Canyon Wind or Mountain Prairie may terminate its U.S. Project ASA with or without cause, but if without cause, only upon 90 days’ prior written notice to NEER. NEER may terminate a U.S. Project ASA without cause upon 180 days’ prior written notice to the applicable U.S. Project Entity if:

•	the U.S. Project Entity, Canyon Wind or Mountain Prairie or an affiliate ceases to own all or substantially all of the assets included in the project; or

•	the U.S. Project Entity, Canyon Wind or Mountain Prairie is no longer an affiliate of NEER or its permitted assigns.

In addition, NEER is permitted to terminate a U.S. Project ASA upon a voluntary winding-up of the applicable U.S. Project Entity.

Canadian Projects

Other than Bluewater, each of the Canadian Project Entities, St. Clair and Trillium entered into an ASA with NEEC (which will assign its rights to NEEC or a subsidiary thereof prior to the offering):

•	with respect to the Summerhaven Project Entity, September 13, 2013;

•	with respect to the Conestogo Project Entity, September 13, 2013;

•	with respect to the Moore Project Entity, April 27, 2012;

•	with respect to the Sombra Project Entity, April 27, 2012;

•	with respect to St. Clair, April 27, 2012; and

•	with respect to Trillium, December 12, 2013 (each, a “Canadian ASA” and, collectively, the “Canadian ASAs”).

Term. Each of the Canadian ASAs has a term of 20 years, which may be automatically extended for additional five-year periods from the initial expiration date, unless the Canadian Project Entity, St. Clair or Trillium informs NEEC in writing that it does not intend to extend the term of the agreement.

Services. NEEC provides administrative services for the projects including:

•	monitoring O&M;

•	collecting amounts due to the applicable Canadian Project Entity with respect to its project or to St. Clair or Trillium with respect to its indirect ownership interest in Moore and Sombra;

•	using funds of the applicable Canadian Project Entity, St. Clair and Trillium to pay costs, expenses and obligations, including tax obligations, of the applicable Canadian Project Entity, St. Clair and Trillium with respect to the project;

•	administering the performance of project agreements and performing all acts and preparing all deliverables necessary for each applicable Canadian Project Entity, St. Clair and Trillium to comply with its obligations under such project agreements;

•	negotiating contracts for the operation of each project;

•	maintaining insurance;

•	arranging for appropriate representation of the applicable Canadian Project Entity, St. Clair and Trillium before any governmental authority and arranging for the issuance and maintenance of any permits required by the project, or with respect to St. Clair, required for its indirect ownership interests in Moore and Sombra or, with respect to Trillium, required for its indirect ownership interests in Conestogo and Summerhaven; excluding permits that are the responsibility of NECOS under the Canadian O&M Agreement;

•	maintaining the principal office and the registered office and agent of the applicable Canadian Project Entity, St. Clair and Trillium, and maintaining the books and records not maintained under the Canadian O&M Agreement;

•	maintaining the existence of the applicable Canadian Project Entity, St. Clair and Trillium, its qualification to do business and its registration;

•	preparing and delivering reports required under project agreements;

•	preparing and delivering audited financial statements;

•	releasing work activities, authorizing expenditures and paying invoices in accordance with the budget;

•	maintaining bank accounts in the name of each applicable Canadian Project Entity, St. Clair and Trillium, making investments as directed by the applicable Canadian Project Entity and making disbursements in accordance with the project agreements and financing agreements;

•	engaging professional consultants;

•	preparing tax returns; and

•	performing all duties related or services incidental to all such duties.

Compensation. In consideration for the performance of the services, NEEC will receive an annual fee, which will be the full and complete compensation for all costs incurred by NEEC in performing administrative services, except for all out of pocket expenses for which NEEC is entitled to reimbursement from the Canadian Project Entity, St. Clair and Trillium. The annual fee payable under each of the Canadian ASAs is:

•	with respect to each of the Summerhaven Project Entity, the Conestogo Project Entity and Trillium, CAD 150,000; and

•	with respect to each of the Moore Project Entity, the Sombra Project Entity and St. Clair, CAD 125,000,

which amounts are adjusted annually based on the Canada CPI.

For the year ended December 31, 2013, NEEC received a total of approximately CAD 1,273,000 in compensation under the Canadian ASAs, which includes payments in respect of administrative fees and reimbursement for expenses.

Termination. Each Canadian Project Entity, St. Clair and Trillium may terminate the applicable Canadian ASA at any time with or without cause, but if without cause, only upon 90 days’ prior written notice to NEEC. NEEC may terminate a Canadian ASA without cause upon 180 days’ prior written notice to the applicable Canadian Project Entity, St. Clair or Trillium if:

•	the applicable Canadian Project Entity, St. Clair, Trillium or any affiliate ceases to own all or substantially all or, with respect to St. Clair and Trillium, ceases to directly or indirectly own all or substantially all, of the assets included in the project; or

•	the applicable Canadian Project Entity, St. Clair or Trillium is no longer an affiliate of NEEC or its permitted assigns.

In addition, NEEC is permitted to terminate a Canadian ASA upon a voluntary winding-up of the Canadian Project Entity, St. Clair or Trillium that is the counterparty to that Canadian ASA.

We expect that the Bluewater Project Entity will enter into an ASA with NEEC on terms similar to those in the Canadian ASAs prior to the commencement of operations at Bluewater.

Shared Facilities Agreements

Northern Colorado Wind Energy, LLC entered into an Amended and Restated Shared Facilities Agreement (the “Northern Colorado SFA”) dated March 11, 2010, with PLI, Logan Wind and Peetz Table. PLI, Logan Wind and Peetz Table are each indirect subsidiaries of NextEra Energy, Inc.

Term and Termination. The Northern Colorado SFA will continue in effect until terminated by mutual agreement of the parties or without further action by any party on the date that all parties or their successors and assigns permanently cease operation of the applicable projects for the production or transmission of energy.

Facilities and Access. Northern Colorado Wind Energy, LLC is granted the right to access and use certain shared transmission facilities, including the transmission facilities’ operation, maintenance and administration building and the on-site control room and related equipment. Such right of access and use may be restricted or suspended if a force majeure event occurs that prevents a party from fulfilling its obligations (other than for payment obligations) under the Northern Colorado SFA or a material breach occurs that is not cured within 30 days after the breaching party receives notice from any other party of such breach. In the event of such a breach, the party that gives notice of such breach may:

•	cure the breach on behalf of the breaching party

•	suspend the breaching party’s access to the shared facilities for so long as the default continues uncured, provided, that if a non-breaching party cures such a breach, the breaching party is required, upon demand, to reimburse such party the reasonable costs of curing such breach.

Changes in Ownership or Law. If the membership interests of Peetz Table, Logan, Northern Colorado Wind Energy, LLC and PLI are not at least 50.0% beneficially owned by the same indirect or direct parent, the parties are required to

•	negotiate and implement a mutually acceptable ownership structure for the shared facilities that allows for the common ownership of such facilities; and

•	execute a mutually agreeable agreement that recognizes such common ownership and satisfies any applicable regulatory requirements.

If a change in law or regulations necessitates an amendment of the Northern Colorado SFA, the parties are required to negotiate a mutually agreeable amendment.

Shared Costs. The costs and expenses incurred in the operation and maintenance of the shared facilities are shared equally among Peetz Table, Logan, Northern Colorado Wind Energy, LLC and PLI. Northern Colorado Wind Energy, LLC is not required to pay any fees in addition to such costs and expenses. During the year ended December 31, 2013, Northern Colorado Wind’s share of such costs and expenses was $61,980.

Genesis Solar, LLC entered into a Shared Facilities Agreement (the “Genesis SFA”), dated August 12, 2011, with NextEra Desert Center Blythe, LLC and McCoy Solar, LLC, each of which is an indirect subsidiary of NextEra Energy, Inc.

Term and Termination. The Genesis SFA will continue in effect until terminated:

•	by mutual agreement of the parties;

•	without further action by any party on the date that all parties or their successors and assigns permanently cease operation of the applicable projects for the production or transmission of electric energy; or

•	upon the occurrence of a material default under the Genesis SFA, as noted below.

Facilities and Access. Genesis Solar, LLC is granted the right to access and use certain shared transmission facilities. At this time, use of certain proposed shared transmission facilities is not deemed necessary for the interconnection of Genesis, so they have not yet been constructed and they are unlikely to be constructed in the foreseeable future. Such right of access and use may be restricted or suspended if a force majeure event occurs that prevents a party from fulfilling its obligations (other than payment obligations) under the Genesis SFA or a material breach occurs that is not cured within 30 days after the breaching party receives notice from any other party of such breach. In the event of such a breach, the party that gives notice of such breach may:

•	cure the breach on behalf of the breaching party;

•	suspend the breaching party’s access to the shared facilities owned by such notifying party for so long as the default continues uncured; or

•	terminate the Genesis SFA; provided, that in the event of a material breach that could result in another party being in breach of the interconnection agreement, the non-breaching party can cure the breach or suspend the breaching party’s access to the facilities owned by such party without providing the breaching party notice and the opportunity to cure.

If a non-breaching party cures such a breach, the breaching party is required, upon demand, to reimburse such party for the reasonable costs of curing such breach.

Change in Law. If a change in law or regulations necessitates an amendment of the Genesis SFA, to satisfy any regulatory requirements, the parties are required to negotiate a mutually agreeable amendment.

Shared Costs. The costs of operating and maintaining the Genesis shared facilities are shared equally between Genesis Solar, LLC and McCoy Solar, LLC, each of which owns a fifty percent membership interest in the entity that owns the shared facilities (NextEra Desert Center Blythe, LLC). Each of Genesis Solar, LLC and McCoy Solar, LLC is liable for the retail station power service of its respective project. During the year ended December 31, 2013, Genesis Solar, LLC did not have any costs operating, maintaining and insuring the shared facilities.

Transmission Services Agreement

Northern Colorado Wind Energy, LLC entered into an Amended and Restated Transmission Services Agreement dated January 18, 2010, with PLI, an indirect subsidiary of NextEra Energy, Inc. (the “Northern Colorado TSA”).

Term. The Northern Colorado TSA will continue in effect until December 31, 2032 and will be automatically extended for successive one-year periods unless Northern Colorado Wind Energy, LLC provides prior notice to PLI that it does not wish the term to be automatically extended.

Services. PLI provides transmission service for Northern Colorado from PLI’s transmission line to the PSCo transmission system.

Compensation. Northern Colorado Wind Energy, LLC pays PLI a monthly transmission service charge to compensate PLI for operating and maintaining the transmission line. Northern Colorado Wind Energy, LLC also pays PLI any sales or use taxes payable by PLI with respect to the transmission services performed under the Northern Colorado TSA. For the year ended December 31, 2013, PLI received a total of approximately $2.1 million in compensation under the Northern Colorado TSA.

Termination. Either party to the Northern Colorado TSA may terminate the Northern Colorado TSA upon the other party’s payment default or failure to perform any other material term in the Northern Colorado TSA that is not cured during the applicable cure period and the later of: (i) after notice is given; or (ii) filing with FERC of a notice of termination.

New Project Adverse Effect Agreement

Perrin Ranch Wind, LLC and Tuscola Bay Wind, LLC each entered into a New NextEra Energy Resources Project Adverse Effect Agreement, dated September 27, 2012, with NEER (collectively, the “Adverse Effect Agreements”). Under the Adverse Effect Agreements, each of Perrin Ranch Wind, LLC and Tuscola Bay Wind, LLC agrees that NEER or any of NEER’s affiliates may construct a new wind farm or expansion of an existing wind farm:

•	located within 2.5 miles of any of its project’s wind turbines; or

•	which has the right to use any transmission, interconnection or other facilities of its project (a “New NextEra Project”), provided that if it is determined by a curtailment consultant that such New NextEra Project will have a detrimental effect on Perrin Ranch or Tuscola Bay, as applicable, upon the commencement of operations at such New NextEra Project, the New NextEra Project will agree to be curtailed prior to the curtailment of Perrin Ranch or Tuscola Bay, as applicable.

NEER has also agreed that prior to the transfer to a non-affiliate of any direct or indirect interest in an affiliate of NEER that has the right to construct a New NextEra Project the non-affiliate will be required to become a party to the applicable Adverse Effect Agreement.

Technical Support and Services Agreement

Genesis Solar, LLC entered into a Technical Support and Services Agreement, dated August 22, 2011, with NEER (the “Genesis Technical Support and Services Agreement”).

Term and Termination. The Genesis Technical Support and Services Agreement may be terminated by either party at any time by giving the other party prior written notice of the effective date of the termination.

Services. NEER:

•	arranges for the provision of services performed by third parties;

•	pays for travel related expenses and other incidental expenses incurred in connection with the provision of services, for which expenses it is reimbursed;

•	provides project siting and development services;

•	provides engineering services; and

•	provides construction and construction management services.

Compensation. NEER is reimbursed for the costs charged by third parties for the provision of third party services and is reimbursed for the actual cost of all other services provided. For the year ended December 31, 2013, the amount due to NEER under the Genesis Technical Support and Services Agreement was $12.9 million, consisting of reimbursements for third-party expenses and the cost of services provided.

Management Services Agreement

In connection with this offering, we and NEE Operating LP will enter into the Management Services Agreement, under which NEER, as Manager, will agree to provide or arrange for other service providers, including affiliates of NextEra, to provide management, operational and administration services to us. In addition, the Manager will agree to continue to provide credit support on behalf of our subsidiaries and, upon our request and at the Manager’s option, may provide credit support on behalf of any projects we may acquire in the future on similar terms.

The following is a summary of certain provisions of our Management Services Agreement and is qualified in its entirety by reference to all of the provisions of such agreement. Because this description is only a summary of the Management Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Management Services Agreement in its entirety. A copy of the form of Management Services Agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Services Rendered

Under the Management Services Agreement, NEER or certain of its affiliates will provide or arrange for the provision by an appropriate service provider of the following services:

•	causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

•	supervising the establishment and maintenance of books and records;

•	identifying, evaluating and recommending to us acquisitions or dispositions from time-to-time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

•	recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•	recommending to us suitable candidates to serve on the boards of directors or their equivalents of our subsidiaries;

•	making recommendations with respect to the exercise of any voting rights to which we are entitled in respect of our subsidiaries;

•	making recommendations with respect to the payment of distributions by us and NEE Operating LP, including distributions to holders of our respective common units;

•	monitoring and/or oversight of accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent, if necessary;

•	attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of us, subject to approval by the relevant board of directors or its equivalent, if necessary;

•	supervising the timely filing of all tax returns;

•	causing our annual combined financial statements and quarterly interim financial statements to be:

•	prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and

•	submitted to the relevant board of directors or its equivalent for its prior approval;

•	supervising our compliance with all regulatory requirements applicable to us in respect of our and our subsidiaries’ business activities, including preparing or causing to be prepared all regulatory filings and reports, including all reports and documents required under the Exchange Act and other applicable securities laws;

•	assisting us in connection with our communications with our investors and lenders, including presentations, conference calls and other related matters, and investor relations generally;

•	making recommendations in relation to and effecting the entry into appropriate insurance policies covering our assets, together with other applicable insurance against other risks, including directors and officers insurance as our general partner’s board of directors deems appropriate;

•	arranging for individuals to carry out the functions of principal executive, accounting and financial officers for purposes of applicable securities laws and to otherwise act as senior officers as agreed from time-to-time, subject to the approval of the relevant board of directors or its equivalent, if necessary;

•	advising us regarding the maintenance of compliance with applicable laws and other obligations; and

•	providing all such other services as may from time-to-time be agreed with us that are reasonably related to our day-to-day operations.

These activities will be subject to the supervision of our general partner’s board of directors.

Credit Support

NEER and certain of its affiliates have provided credit support (letters of credit and guarantees) to, among other persons, Energy Sale Counterparties, interconnection providers, permitting authorities and lenders to our subsidiaries to satisfy contractual and permit obligations of our subsidiaries, to substitute for cash reserves they are required to maintain and to facilitate NextEra’s cash management practices. Continuing credit support for our Initial Portfolio (excluding short-term credit support for obligations related to the 1603 Cash Grant and credit support for NextEra’s cash management practices) for the year ended December 31, 2013, was approximately $120 million on a pro forma basis. Under the Management Services Agreement, the Manager will agree to continue to provide, or cause its affiliates to continue to provide, such credit support for the projects in our Initial Portfolio, and may, upon our request and at the Manager’s option, agree to provide credit support on behalf of any projects we may acquire in the future on similar terms.

To the extent that any letter of credit or guarantee is called upon and the Manager or its affiliates are required to make payments to the relevant counterparty, NEE Operating LP will be required to reimburse the Manager or such affiliates for such payments, subject to certain exceptions. Those exceptions include draws on credit support: (i) provided for debt repayment obligations relating to the 1603 Cash Grant (other than to the extent 1603 Cash Grant proceeds received following any such draw are not required to be used to repay debt); (ii) provided for recapture of 1603 Cash Grant proceeds; and (iii) provided by the Manager or its affiliates to allow NextEra to access project revenues for its cash management practices. The exception described by clause (i) includes NEECH’s guarantee of equity commitments that backstop Genesis’s obligation to repay a minimum of $336.7 million of its project financing indebtedness, of which we currently expect approximately $332.1 million to be repaid through Genesis’s receipt of 1603 Cash Grants and approximately $5.0 million to be repaid from draws on NEECH’s guarantee. If NEE Operating LP is required to reimburse the Manager or its affiliates for draws on credit support, such reimbursements would constitute an operating expenditure under NEE Operating LP’s partnership agreement and reduce the cash available for distributions to NEE Operating LP’s unitholders, including us.

Management Fee

Under the Management Services Agreement, NEE Operating LP will initially pay the Manager a management fee of $5.0 million per year. The management fee will be subject to an inflation based adjustment beginning on             , 2014, at an inflation factor based on the year-over-year U.S. consumer price index. We may amend the scope of the services to be provided by NEER under the Management Services Agreement, including reducing the number of our subsidiaries that receive services or otherwise, by providing 180 days’ prior written notice to NEER; provided that the services to be provided by NEER under the Management Services Agreement cannot be increased without NEER’s prior written consent. Furthermore, we and NEER must consent to any related change in the management fee resulting from a change in the scope of services. If the parties are unable to agree on a revised management fee after 180 days, we and NEER will submit to binding arbitration in accordance with the procedures set forth in the Management Services Agreement. If the aggregate amount of our assets managed by the Manager or its affiliates increases, the annual management fee will be adjusted according to a specified formula set forth in the Management Services Agreement.

In addition, under the Management Services Agreement, NEE Management will be entitled to receive an IDR Fee that increases based on the amount of NEE Operating LP’s distributions to its unitholders upon the achievement of specified target distribution levels. These IDR Fee payments to NEE Management under the Management Services Agreement will continue for so long as the NEE Operating LP partnership agreement remains in effect, even if the Management Services Agreement otherwise terminates in accordance with its terms. See “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions—Provisions of the NEE Operating LP Partnership Agreement Relating to Cash Distributions—Incentive Distribution Right Fee.”

Credit Support Compensation

As partial compensation for the Manager’s agreement under the Management Services Agreement to continue to provide, or to cause its affiliates to continue to provide, credit support on behalf of our subsidiaries, NEE Operating LP will pay the Manager a credit support fee that will initially equal $1.8 million per year. The fee is calculated as a fixed percentage of the aggregate amount of continuing credit support provided by the Manager or its affiliates to our subsidiaries, excluding credit support for which our subsidiaries do not have reimbursement obligations as described above. The fixed percentage used to determine the credit support fee is derived from NextEra’s borrowing costs under its existing letter of credit facility and may be adjusted from time to time if such borrowing costs change. If the aggregate amount of such credit support by the Manager or its affiliates increases or decreases, the annual credit support fee will be adjusted accordingly as determined in good faith by the Manager.

In addition, when our Project Entities receive revenues or when NEE Operating LP receives distributions from our subsidiaries, the Manager or one of its affiliates will withdraw excess funds for the purpose of engaging in certain cash management transactions that benefit NextEra. When project revenues received by our Project Entities exceed two months of projected O&M expenses, the borrowers are permitted to provide credit support to the lenders in an amount equal to any such excess revenues which permits it to withdraw such excess project revenues. If the Manager provides such credit support for the borrowers, the Management Services Agreement will require the borrowers to designate the Manager or one of its affiliates to receive the excess project revenues, subject to the Manager’s obligation to return all such revenues semi-annually when distributions to NEE Operating LP are permitted to be paid or to return the portion of such revenues periodically when needed to cover project costs. Similarly, the Management Services Agreement will allow the Manager to withdraw funds held by NEE Operating LP, subject to the Manager’s obligation to return all withdrawn funds prior to the next scheduled distribution payment date to the extent required to fund anticipated distributions and to return withdrawn funds upon the demand of NEE Operating GP at any time. If the Manager or one of its affiliates realizes any earnings on NEE Operating LP’s or its subsidiaries’ funds prior to the return of such funds, it will be permitted to retain those earnings as partial compensation to the Manager for providing credit support on a basis that the Manager believes is more advantageous to our subsidiaries than if such credit support had been obtained from an unaffiliated third party.

If the Manager fails to return project revenues when required by our subsidiaries’ financings, the lenders will be entitled to draw on credit support provided by the Manager in the amount of such project revenues. In addition, NEE Operating LP will have a claim under the Management Services Agreement for any funds that the Manager fails to return: (i) when required by our subsidiaries’ financings; (ii) when our subsidiaries’ financings otherwise permit distributions to be made to NEE Operating LP; (iii) when the Management Services Agreement requires funds to be returned to NEE Operating LP; or (iv) when otherwise demanded by NEE Operating LP.

Reimbursement of Expenses and Certain Taxes

NEE Operating LP will be required to pay NEER all other out of pocket fees, costs and expenses incurred in connection with the provision of services on our behalf, including those of any third party, and to reimburse NEER and its affiliates for any such fees, costs and expenses. Such out of pocket fees, costs and expenses are expected to include, among other things:

•	fees, costs and expenses relating to any equity financing or for arranging any debt financing;

•	out of pocket fees, costs and expenses incurred in connection with O&M services;

•	taxes, licenses and other statutory fees or penalties levied against or in respect of us;

•	amounts owed under indemnification, contribution or similar arrangements;

•	fees, costs and expenses relating to our financial reporting, regulatory filings, investor relations and similar activities and the fees, costs and expenses of agents, advisors, consultants and other persons who provide services to or on behalf of us; and

•	any other fees, costs and expenses incurred by NEER that are reasonably necessary for the performance by NEER of its duties and functions under the Management Services Agreement.

NEE Operating LP will initially not be required to reimburse NEER for the salaries and other compensation of NEER’s management, personnel or support staff who carry out any services or functions for us or overhead for such persons. However, to the extent that NEER determines in good faith that additional operational staff is needed for the proper conduct of our business and such additions were not contemplated at the date NEER entered into the Management Services Agreement, NEE Operating LP will be required to reimburse NEER for certain expenses associated therewith.

Further, NEE Operating LP will be required to pay all fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any asset that is made or that is proposed to be made by us. Where the acquisition or proposed acquisition involves an investment that is made alongside one or more other persons, including NextEra or its affiliates, such fees, costs and expenses will be allocated in proportion to the notional amount of the investment made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent allocable out of pocket costs associated with investment activities that will be undertaken on our behalf under the Management Services Agreement.

NEE Operating LP will also be required to pay or reimburse NEER for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Management Services Agreement or any agreement it contemplates, other than income taxes, corporate taxes, capital gains taxes or other similar taxes payable by NEER.

Indemnification and Limitation on Liability

Under the Management Services Agreement, NEER will not assume any responsibility other than to provide or arrange for the provision of the services described in the Management Services Agreement in good faith and will not be responsible for any action that we take in following or declining to follow the advice or recommendations of NEER. The maximum amount of the aggregate liability of NEER or any of its affiliates in providing services under the Management Services Agreement or otherwise, or of any director, officer, employee, contractor, agent, advisor or other representative of NEER or any of its affiliates, will be equal to the base management fee previously paid by us in the two most recent calendar years under the Management Services Agreement. We have also agreed to indemnify each of NEER and its affiliates, directors, officers, agents, members, partners, stockholders, employees and other representative to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by NEER, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud, willful misconduct or gross negligence, or, in the case of a criminal matter, action that the indemnified person knew was unlawful.

Amendment

Any amendment of, supplement to or waiver of the Management Services Agreement, including any proposed change to the scope of services to be provided by NEER thereunder and any material amendment to the provisions relating to NEER’s management fee or the credit support fee, must be approved by a majority of our general partner’s board of directors and the conflicts committee.

All fees, expenses, taxes and other costs for which NEE Operating LP is required to reimburse NEER under the Management Services Agreement will be operating expenditures and, therefore, reduce the cash available for distribution to its unitholders, including us, in accordance with NEE Operating LP’s partnership agreement. See “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions.”

Termination

The Management Services Agreement will not have a fixed term. However, NEE Operating LP will be able to terminate the Management Services Agreement upon 90 days’ prior written notice of termination from us to NEER only if any of the following occurs:

•	NEER defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 90 days after written notice of the breach is given to NEER;

•	NEER engages in any act of fraud, misappropriation of funds or embezzlement against us that results in material harm to us;

•	NEER is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us; or

•	certain events relating to the bankruptcy or insolvency of NEER, us, NEE Partners or NEE Operating LP.

NEE Operating LP will not have a right to terminate for any other reason, including if NEER experiences a change of control. NEE Operating LP will only be able to terminate the Management Services Agreement with the approval of a majority of our general partner’s board of directors and conflicts committee.

Our Management Services Agreement will expressly provide that the agreement may not be terminated by us due solely to the poor performance or the underperformance of any of our operations.

NEER will be able to terminate the Management Services Agreement upon 180 days’ prior written notice of termination to us if we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to NEER or any of its affiliates and the default continues unremedied for a period of 90 days after written notice of the breach is given to us. NEER will also be able terminate the Management Services Agreement upon the occurrence of certain events relating to our or NEE Operating LP’s bankruptcy or insolvency.

Notwithstanding any termination of the Management Services Agreement as described above, payments of the IDR Fee to NEE Management under the Management Services Agreement will continue for so long as the NEE Operating LP partnership agreement remains in effect.

Outside Activities

The Management Services Agreement will not prohibit NextEra or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us.

Omnibus Agreement

Upon the completion of this offering, we will enter into the Omnibus Agreement with NEE Operating LP, NEER and certain of their affiliates that will govern our relationship with them regarding the matters described below.

Right of First Offer

NEER will grant NEE Operating LP and its affiliates a right of first offer on any proposed sale, transfer or other disposition of any of the NEER ROFO Projects for a period of six years following the completion of this offering. The NEER ROFO Projects consist of NEER’s 100.0% interest in the following projects:

Wind	Commercial Operation Date	Location	Resource	MW	Counterparty	Contract Expiration
Story II	December 2009	Iowa, USA	Wind	150.0	Google Energy/City of Ames	2030
Day County	April 2010	South Dakota, USA	Wind	99.0	Basin Electric Power Co-Op	2040
Ashtabula III	December 2010	North Dakota, USA	Wind	62.4	Otter Tail Power Company	2038
Baldwin	December 2010	North Dakota, USA	Wind	102.4	Basin Electric Power Co-Op	2041
North Sky River	December 2012	California, USA	Wind	162.0	Pacific Gas & Electric Co.	2037
Mountain View	January 2014	Nevada, USA	Solar	20.0	Nevada Power Company	2039
Adelaide	3Q 2014 (expected)	Ontario, Canada	Wind	59.9	Ontario Power Authority	2034
Bornish	3Q 2014 (expected)	Ontario, Canada	Wind	72.9	Ontario Power Authority	2034
Jericho	4Q 2014 (expected)	Ontario, Canada	Wind	149.0	Ontario Power Authority	2034
East Durham	4Q 2014 (expected)	Ontario, Canada	Wind	22.4	Ontario Power Authority	2034
Goshen	4Q 2014 (expected)	Ontario, Canada	Wind	102.0	Ontario Power Authority	2034
Shafter	2Q 2015 (expected)	California, USA	Solar	20.0	Pacific Gas & Electric Co.	2035
Adelanto	3Q 2015 (expected)	California, USA	Solar	27.0	Southern California Edison Co.	2035
Silver State South	3Q 2016 (expected)	Nevada, USA	Solar	250.0	Southern California Edison Co.	2036
McCoy	4Q 2016 (expected)	California, USA	Solar	250.0	Southern California Edison Co.	2036

Total				1,549.0

This right of first offer will not apply to a merger with or into, or sale of substantially all of NEER’s or any of its affiliates’ assets to, an unaffiliated third party or any sale of NEE Equity’s or its affiliates’ direct or indirect interests in NEE Operating LP.

Prior to engaging in any negotiation regarding any disposition, sale or other transfer of any NEER ROFO Project, NEER will deliver a written notice to NEE Operating LP setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, NEE Operating LP and NEER will negotiate in good faith to reach an agreement on the transaction. If an agreement is not reached within such 30-day period, NEER will be able within the next 270 calendar days to sell, transfer, dispose or recontract such NEER ROFO Project to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to NEER than those offered under the written notice.

Under the Omnibus Agreement, NEER will not be obligated to sell the NEER ROFO Projects and, therefore, we do not know when, if ever, these projects will be offered to NEE Operating LP. Even if an offer is made to NEE Operating LP, NEE Operating LP and NEER may not reach an agreement on the terms for the sale of the applicable NEER ROFO Project. In addition, any offer to sell under the Omnibus Agreement will be subject to an inherent conflict of interest due to the overlapping management of us, on the one hand, and NEER and its affiliates, on the other hand. NEER may offer a NEER ROFO Project to NEE Operating LP that has commenced commercial services or that is earlier in the development stage, including following commencement of its construction, depending on the facts and circumstances applicable to such asset. Consequently, there may be delays or unexpected developments in completing future construction projects, which could cause the construction costs of these projects to exceed our expectations.

Notwithstanding the significance of the services to be rendered by NEER or its designated affiliates on our behalf or of the projects that NEE Operating LP may elect to acquire from NEER in accordance with the terms of the Omnibus Agreement or otherwise, NEER will not owe fiduciary duties to us or our unitholders. Any material transaction between us and NEER, including the proposed acquisition of any NEER ROFO Project, will be subject to our related party transaction policy and, to the extent referred by our general partner, the approval of our conflicts committee. Those of our general partner’s executive officers who will continue to have economic interests in NextEra or its affiliates following the completion of this offering may be conflicted when advising our conflicts committee or otherwise participating in the negotiation or approval of such transactions. See “Risk Factors—Risks Related to Our Relationship with NextEra” and “Conflicts of Interests and Duties.”

Licensing

Under the Omnibus Agreement, NextEra will grant to NEE Partners a non-exclusive, royalty-free license to use the names “NextEra” and “NextEra Energy Resources.” Other than under this limited license, we will not have a legal right to use such names.

Amendment and Termination

The Omnibus Agreement can be amended by written agreement of all parties to the agreement. However, we may not agree to any amendment or modification that would, in the determination of our general partner, be adverse in any material respect to the holders of our common units without the prior approval of the conflicts committee. In the event of: (i) a “change in control” (as defined in the Omnibus Agreement) of us, our general partner or NEER; (ii) the withdrawal of our general partner in accordance with our partnership agreement; or (iii) the removal of our general partner in circumstances where (a) “cause” (as defined in our partnership agreement) does not exist and the common units held by our general partner and its affiliates (including the Special Voting Units) were not voted in favor of such removal or (b) cause exists, the Omnibus Agreement (other than the indemnification and reimbursement provisions therein) will be terminable by NEER, and we will have a 90-day transition period to cease our use of the names “NextEra” and “NextEra Energy

Resources” and related marks. In addition, we and NEER will each be permitted to terminate the Omnibus Agreement upon 90 days’ prior written notice if the other party defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 90 days after written notice of termination of the breach is given.

Registration Rights Agreement

We will enter into a registration rights agreement with NextEra and certain of its affiliates, including NEE Equity, under which NextEra and its affiliates will be entitled to demand registration rights, including the right to demand that a shelf registration statement be filed, and “piggyback” registration rights, for our common units that it owns or acquires, including through the exchange of NEE Equity’s common units of NEE Operating LP for our common units in accordance with the Exchange Agreement.

Exchange Agreement

We will enter into the Exchange Agreement with NEE Operating LP and NEE Equity, under which NEE Equity can tender NEE Operating LP units for redemption to NEE Operating LP after the expiration of the purchase price adjustment period. NEE Operating LP has the right, subject to approval of our conflicts committee, to distribute to NEE Equity cash or common units of NEE Partners in exchange for the NEE Operating LP units tendered by NEE Equity for redemption. We have the right but not the obligation to purchase such tendered common units.

The Exchange Agreement also provides that, subject to certain exceptions, NEE Equity will not have the right to exchange its NEE Operating LP units if NEE Operating LP or we determine that such exchange would be prohibited by law or regulation or would violate other agreements to which we may be subject, and NEE Operating LP and we may impose additional restrictions on exchange that either of us determines necessary or advisable so that we are not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

If NEE Operating LP elects to distribute to our common units to NEE Equity in exchange for NEE Equity’s tendered NEE Operating LP units, the exchange will be on a one-for-one basis, subject to adjustment in the event of splits or combinations of units, distributions of warrants or other unit purchase rights, specified extraordinary distributions and similar events. If NEE Operating LP elects to distribute cash to NEE Equity in exchange for NEE Equity’s tendered NEE Operating LP units, or if we exercise our right to purchase tendered NEE Operating LP units for cash, the fair market value of the units will be based on the fair market value of our common units, subject to adjustment as provided in the Exchange Agreement.

Contribution Agreement

Prior to this offering, NEE Operating LP will enter into the Contribution Agreement with NEE Equity, certain of NextEra’s subsidiaries and NEE Operating GP under which NEE Equity will contribute all of the equity of the Initial Portfolio to NEE Operating LP in exchange for             of NEE Operating LP’s common units.

Purchase Agreement

Prior to this offering, we will enter into the Purchase Agreement with NEE Equity, under which we will use $         million of the net proceeds of this offering (or $         million if the underwriters exercise in full their option to purchase additional common units) to purchase             (or             if the underwriters exercise in full their option to purchase additional common units) of NEE Operating LP’s common units from NEE Equity. In addition, during the purchase price adjustment period, the Purchase Agreement will provide for certain payments to us in quarters in which NEE Operating LP does not make distributions on its common units at least equal to the minimum quarterly distribution until certain conditions are satisfied as set forth in the Purchase Agreement.

The aggregate amount of such payments cannot exceed the initial purchase price paid by us under the Purchase Agreement. See “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions—Provisions of the NEE Operating LP Partnership Agreement Relating to Cash Distributions—Purchase Price Adjustment.”

Equity Purchase Agreement

Prior to this offering, we will enter into the Equity Agreement with NEE Operating LP, under which we will use $         million of the proceeds of this offering to purchase             of NEE Operating LP’s common units from NEE Operating LP. NEE Operating LP will use the funds it receives under the Equity Agreement for general corporate purposes, including to fund future acquisition opportunities.

Procedures for Review, Approval and Ratification of Related-Person Transactions

Our general partner’s board of directors has adopted a Related Person Transaction Approval Policy that establishes procedures for the identification, review and approval of related person transactions. Under the policy, the management of our general partner is charged with primary responsibility for determining whether, based on the facts and circumstances, a proposed transaction is a related person transaction. For the purposes of the policy, a “related person” is any director or executive officer of our general partner, any nominee for director, any unitholder known to us to be the beneficial owner of more than 5.0% of any class of our voting securities, and any immediate family member of any such person.

To assist management in making this determination, the policy sets forth certain categories of transactions that are deemed to be pre-approved by the board under the policy. If, after applying these categorical standards and weighing all of the facts and circumstances, management determines that a proposed transaction is a related person transaction, management must present the proposed transaction to our general partner’s board of directors for review or, if impracticable under the circumstances, to the chairman of the board. The board must then either approve or reject the transaction in accordance with the terms of the policy. The board of our general partner may, but is not required to, seek the approval of the conflicts committee for the resolution of any related person transaction.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise as a result of the relationships between our general partner and its affiliates, including NextEra, on the one hand, and us and our limited partners, on the other hand. Our general partner’s directors and officers have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a duty to manage us in a manner beneficial to us and our limited partners, unless this duty is amended in accordance with the Delaware Limited Liability Company Act (the “Delaware Act”). The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership. Under these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and the methods of resolving conflicts of interest. Our partnership agreement also specifically defines the remedies available to limited partners for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. In addition, NextEra or certain of its affiliates will provide certain services to us under the Management Services Agreement, including with respect to carrying out our day-to-day management and providing individuals to act as our general partner’s executive officers. These same executive officers may help our general partner’s board of directors evaluate potential acquisition opportunities presented by NEER under the Omnibus Agreement. Because some of these officers of our general partner are also officers of NextEra, such directors and officers have fiduciary duties to NextEra that may cause them to pursue business strategies that disproportionately benefit NextEra or that otherwise are not in our best interests.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of our general partner’s board of directors. There is no requirement that our general partner seek the approval of the conflicts committee for the resolution of any conflict, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. Our general partner will decide whether to refer the matter to the conflicts committee on a case-by-case basis. An independent third party is not required to evaluate the fairness of the resolution.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if the resolution of the conflict is:

•	approved by the conflicts committee;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	determined by our general partner’s board of directors to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	determined by our general partner’s board of directors to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner does not seek approval from the conflicts committee and our general partner’s board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless our partnership agreement specifically provides for the factors to be considered in the resolution of a conflict, our general partner or its conflicts committee may consider any factors it determines in good faith . Under our partnership agreement, to act in good faith means that the actor subjectively believes that such actor is acting in the best interests of the partnership or meets the standard required by our partnership agreement (e.g., a transaction on terms no less favorable to the partnership than those generally being provided to or available from unrelated third parties). See “Management—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others. Because we depend on cash distributions from NEE Operating LP in order to make cash distributions to our unitholders, the discussion below includes situations that may arise due to potential conflicts of interest among us, our unitholders and NEE Operating GP, which is an affiliate of our general partner and of NextEra, as applicable.

Neither our partnership agreement, nor the Management Services Agreement nor any other agreement requires NextEra or its affiliates to pursue a business strategy that favors us or grows our business. NextEra’s directors and officers have a fiduciary duty to make these decisions in the best interests of NextEra, which may be contrary to our interests.

Because some of our general partner’s officers and directors are also officers of NextEra and its affiliates, such directors and officers have fiduciary duties to NextEra and its affiliates that may cause them to pursue business strategies that disproportionately benefit NextEra or that otherwise are not in our best interests. For example, in originating and recommending acquisition opportunities (except with respect to NEER ROFO Projects), NextEra has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are intended to reflect a fair market value but are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates that does not receive unitholder or conflicts committee approval is intended to reflect a fair market value and must be determined by our general partner’s board of directors to be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner and its affiliates have no obligation to permit us to use any projects or assets of our general partner or its affiliates, except as may be provided in contracts entered into specifically dealing with that use. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner’s affiliates may compete with us and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than those incidental to its ownership of interests in us. However, affiliates of our general partner are permitted to engage in other businesses or activities, including those that might be in direct competition with us. NextEra may acquire, develop or dispose of clean energy or other projects without any obligation to offer NEE Operating LP the opportunity to acquire those projects, other than under the Omnibus Agreement. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to the general partner and its affiliates. As a result, neither the general partner nor any of its affiliates have any obligation to present business opportunities to us.

Our general partner is allowed to take into account the interests of parties other than us, such as NextEra, in resolving conflicts of interest.

Our partnership agreement contains provisions that permissibly modify and reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner or otherwise, free of any duty or obligation whatsoever to us and our unitholders, including any duty to act in the best interests of us or our unitholders, other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language of the partnership agreement does not provide for a clear course of action. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples of decisions that our general partner may make in its individual capacity include the allocation of corporate opportunities among us and its affiliates, the exercise of its limited call right, whether to seek approval of the resolution of a conflict of interest by the conflicts committee of the board of directors of our general partner, how to exercise its voting rights with respect to the units it or its affiliates own and whether to consent to any merger, consolidation or conversion of the partnership or amendment to the partnership agreement.

We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates, including NextEra.

All of our general partner’s officers are also officers of NextEra. These officers will devote a portion of their productive time to our business and affairs as is required to manage and conduct our operations. These officers are also required to devote time to the affairs of NextEra or its affiliates and are compensated by them for the services rendered to them. Our non-executive directors devote as much time as is necessary to prepare for and attend board of directors and committee meetings.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. There could be material competition for the time and effort of the officers and employees who provide services to our general partner.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Decisions may be made by the owner of our general partner;

•	provides that the general partner shall not have any liability to us or our limited partners for decisions made in its capacity so long as such decisions are made in good faith;

•	generally provides that in a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our public common unitholders or the conflicts committee and our general partner’s board of directors determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest is either on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is “fair and reasonable” to us, considering the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us, then it will be presumed that in making its decision, our general partner’s board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in the partnership agreement, including the provisions described above.

Except in limited circumstances, our general partner and NEE Operating GP have the power and authority to conduct our business without unitholder approval.

Under our partnership agreement and the NEE Operating LP partnership agreement, our general partner and NEE Operating GP have full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner or NEE Operating GP have sought conflicts committee approval, on such terms as they determine to be necessary or appropriate to conduct our business, including the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into or exchangeable for equity interests of us or NEE Operating LP, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or projects;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of cash held by us or NEE Operating LP;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners and indemnitees;

•	the selection of the members of our general partner’s board of directors and senior management and the composition of the committees of our general partner’s board of directors;

•	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other entities;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our equity interests, or the issuance of additional options, rights, warrants and appreciation rights relating to our equity interests; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our or NEE Operating LP’s general partner.

In addition, through NEE Equity’s ownership of the Special Voting Units, NEE Equity will be entitled to an aggregate number of votes on certain matters that may be submitted for a vote of our common unitholders that is equal to the aggregate number of common units of NEE Operating LP held by NEE Equity on the relevant record date, which immediately following this offering, would constitute             % of the voting interests of NEE Partners. See “Material Provisions of the NEE Partners Partnership Agreement” for information regarding the voting rights of unitholders.

Actions taken by our general partner and NEE Operating GP may affect the amount of cash available to pay distributions to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner and NEE Operating GP regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by NEE Operating GP to its unitholders, including us. For example, in the event NEE Operating LP has not generated sufficient cash from operations to pay the minimum quarterly distribution on its common units, the NEE Operating LP partnership agreement permits NEE Operating LP to borrow funds, which would enable NEE Operating LP to make this distribution on all outstanding units. The NEE Operating LP partnership agreement provides that NEE Operating LP and its subsidiaries may borrow funds from NEE Operating GP and its affiliates or other third parties, but NEE Operating LP may not lend funds to its general partner or its affiliates, other than in connection with certain cash management transactions specified in the Management Services Agreement.

We will compensate NEER and its affiliates, including our general partner, for managing our business and also reimburse them for expenses and for draws on certain credit support provided on our behalf.

Under the Management Services Agreement, NEE Operating LP will reimburse NEER and its affiliates, including our general partner, for out of pocket expenses incurred in connection with services provided to NEE Operating LP, and NEE Operating LP will also pay a management fee and a credit support fee to NEER, reimburse NEER for certain draws on credit support provided under the Management Services Agreement and allow NEER to withdraw and temporarily hold our excess funds for the purpose of engaging in certain cash management transactions that benefit NextEra. NEE Management, an affiliate of our general partner, will also receive certain payments under the Management Services Agreement based on the amount of distributions made by NEE Operating LP to its unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party to such agreements has recourse only to our assets and not against our general partner or any of its affiliates or its or their assets. Our partnership agreement permits our general partner to limit its or our liability, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us free of any liability or obligation to us or our partners. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. See “Material Provisions of the NEE Partners Partnership Agreement—Limited Call Right.”

Limited partners have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant the limited partners, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

We may choose not to retain separate counsel, independent accountants or others to perform services for us or for the holders of common units.

The attorneys, independent accountants and others who will perform services for us will be retained by our general partner. Attorneys, independent accountants and others who will perform services for us will be selected by our general partner or the audit committee and may also perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Duties of the General Partner

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Under these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and the methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner and its affiliates to engage in transactions with us that otherwise might be prohibited or restricted by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors has fiduciary duties to manage our general partner in a manner beneficial to our limited partners and its owner, NextEra. Without these provisions, the general partner’s ability to make decisions involving conflicts of interests would be restricted. These provisions benefit our general partner by enabling it to take into consideration all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions represent a detriment to the limited partners, however, because they restrict the remedies available to limited partners for actions that, without those provisions, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicted interests. The following is a summary of:

•	the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary;

•	the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware law on our general partner; and

•	certain rights and remedies of limited partners contained in the Delaware Act.

State law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner of a Delaware limited partnership to use that amount of care that an ordinarily careful and prudent person would use in similar circumstances and to consider all material information reasonably available in making business decisions. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transaction were entirely fair to the partnership.

Partnership agreement standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it subjectively believed that the decision was in our best interests, and will not be subject to any other standard under applicable law, other than the implied contractual covenant of good faith and fair dealing. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation whatsoever to us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. These standards reduce the obligations to which our general partner would otherwise be held under applicable Delaware law.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the public common unitholders or the conflicts committee of our general partner’s board of directors must be determined by our general partner’s board of directors to be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner does not seek approval from the public common unitholders or the conflicts committee and our general partner’s board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our general partner’s board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held. In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner, its affiliates and their officers and directors will not be liable for monetary damages to us or, our limited partners for losses sustained or liabilities incurred as a result of any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such person acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

Rights and remedies of limited partners

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has wrongfully refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its contractual duties under the partnership agreement.

A transferee of or other person acquiring a common unit will be deemed to have agreed to be bound by the provisions in the partnership agreement, including the provisions described above. See “Description of the Common Units—Transfer of Common Units.” The failure of a limited partner to sign our partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”), in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. See “Material Provisions of the NEE Partners Partnership Agreement—Indemnification” regarding the duties of our general partner.

DESCRIPTION OF THE COMMON UNITS

The Units

All holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, see “Material Provisions of the NEE Partners Partnership Agreement.”

Transfer Agent and Registrar

Duties

                will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer or admission is reflected in our register and such limited partner becomes the record holder of the common units so transferred. Each transferee:

•	will become bound and will be deemed to have agreed to be bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement; and

•	makes the consents, acknowledgements and waivers contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering and its consent to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

We are entitled to treat the nominee holder of a common unit as the absolute owner in the event such nominee is the record holder of such common unit. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our register, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

MATERIAL PROVISIONS OF THE NEE PARTNERS PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, see “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions;”

•	with regard to the duties of our general partner, see “Conflicts of Interest and Duties;” and

•	with regard to the transfer of common units, see “Description of the Common Units—Transfer of Common Units.”

Organization and Duration

Our partnership was formed on March 6, 2014, and will have a perpetual existence unless terminated under the terms of our partnership agreement.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although our general partner has the ability to cause us to engage in activities other than the business of owning, operating and acquiring contracted clean energy projects, our general partner may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” Our general partner is not obligated to make any capital contributions.

Meetings; Voting Rights

We refer to our common units and the Special Voting Units described below as “voting units.” For purposes of this summary, matters described as requiring the approval of a “unit majority” require:

•	during the purchase price adjustment period, the approval of a majority of the outstanding common units (excluding any common units held by our general partner and its affiliates) and a majority of the outstanding Special Voting Units, voting as separate classes; and

•	after the purchase price adjustment period, the approval of a majority of the outstanding common units and the Special Voting Units, voting together as a single class.

The following table sets forth a summary of the unitholder vote required for the matters specified below. Our general partner and its affiliates, including NEE Equity, will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, in their voting of the Special Voting Units or any common units they acquire, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority as described above. See “—Amendment of the Partnership Agreement.”

Certain matters relating to NEE Operating LP	Any matters relating to NEE Operating LP which require the consent or approval of NEE Partners under NEE Operating LP’s partnership agreement, including certain amendments of NEE Operating LP’s partnership agreement, will require the approval of a unit majority.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. See “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. See “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. See “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates (including the Special Voting Units), is required for the withdrawal of our general partner prior to , 2024, in a manner that would cause a dissolution of our partnership. See “—Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2⁄3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates (including the Special Voting Units). Any removal of our general partner is also subject to the approval of a successor general partner by a unit majority. See “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates (including the Special Voting Units), is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2024. See “—Transfer of General Partner Units.”

Transfer of ownership interests in our general partner	No approval right. See “—Transfer of Ownership Interests in the General Partner.”

Except as described below regarding a person or group owning 20.0% or more of the voting power of any class of units then outstanding, record holders of our commons units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20.0% of the voting power of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the voting power of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the voting power, in which case the quorum will be the greater percentage.

Each record holder of one or more common units is entitled to one vote for each common unit held on any matter presented to the holders of common units for a vote. Additional limited partnership interests having special voting rights could be issued. See “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, acquires an aggregate of 20.0% or more of the voting power of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of our general partner’s board of directors. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Special Voting Units

NEE Equity will hold the same number of Special Voting Units as the number of common units of NEE Operating LP held by NEE Equity. Each Special Voting Unit will be entitled to one vote on certain matters that may be submitted to our common unitholders for a vote. Our common units and the Special Voting Units will be treated as a single class on all such matters submitted for a vote of our common unitholders other than votes requiring a unit majority during the purchase price adjustment period as described above. If the ratio at which common units of NEE Operating LP held by NEE Equity are exchangeable for our common units changes from one-for-one, the number of votes to which the holders of the Special Voting Units are entitled will be adjusted accordingly. Additional limited partner interests having special voting rights could also be issued. See “—Issuance of Additional Partnership Interests” below.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that the limited partner otherwise acts in conformity with the provisions of the partnership agreement, the limited partner’s liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital that the limited partner is obligated to contribute to us for the limited partner’s common units plus the limited partner’s share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in the U.S. and Canada and we may have subsidiaries that conduct business in other countries in the future. Maintenance of our limited liability as a limited partner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which our operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners or members for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our limited partner interests in NEE Operating LP or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the common unitholders.

It is likely that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units that we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, our issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

According to Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. Our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments described below, our general partner is required to seek written approval of the holders of the number of units and other interests, if any, required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without our general partner’s consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding voting units voting together as a single class (including the Special Voting Units). Upon the completion of this offering, NextEra and its affiliates will hold approximately         % of our voting power through NEE Equity’s ownership of the Special Voting Units.

No Unitholder Approval

Our general partner generally may make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from, in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under ERISA whether substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90.0% of the outstanding voting units voting as a single class unless we first obtain such an opinion.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90.0% of the outstanding voting units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding voting units.

Amendment of the IDR Fee and Purchase Price Adjustment Provisions

Any amendment of the provisions of the Purchase Agreement or the Management Services Agreement that would materially amend the provisions relating to the IDR Fee or the purchase price adjustments, or would otherwise have the effect of materially restricting or decreasing the amount of cash that would otherwise be available for distribution to us by NEE Operating LP, will require the approval of the holders of at least 90.0% of the outstanding voting units voting together as a single class (including the Special Voting Units).

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

In addition, NEE Operating LP’s partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger of us with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability, the transaction would not result in an amendment to the partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction, and the partnership interests to be issued by us in such merger do not exceed 20.0% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and the general partner determines that the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner, other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation to our common unitholders on a pro rata basis. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to             , 2024, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by NextEra and its affiliates (including the Special Voting Units), and furnishing an opinion of counsel regarding limited liability. On or after             , 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving

90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50.0% of voting power in respect of the common units are held or controlled by one person and its affiliates other than NextEra and its affiliates.

Upon voluntary withdrawal of our general partner by giving written notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. See “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2⁄3% of the outstanding voting units, voting together as a single class, including the Special Voting Units, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by a unit majority. The ownership of more than 25.0% of the outstanding units by NextEra and its affiliates would give them the practical ability to prevent our general partner’s removal, even after the expiration of the purchase price adjustment period. Upon the completion of this offering, NextEra and its affiliates will hold approximately         % of our voting power through NEE Equity’s ownership of the Special Voting Units.

If our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal, the purchase price adjustment period will end in accordance with the Purchase Agreement. See “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions—Provisions of the NEE Operating LP Partnership Agreement Relating to Cash Distributions—Purchase Price Adjustment—Expiration Upon Removal of NEE Operating GP or the General Partner of NEE Partners.”

In the event of removal of a general partner or withdrawal of a general partner, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity,

our general partner may not transfer all or any of its general partner units to another person prior to             , 2024, without the approval of the holders of at least a majority of the outstanding common units, excluding common units (and the Special Voting Units) held by NextEra and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability matters.

Our general partner and its affiliates may at any time, transfer common units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in the General Partner

At any time, NextEra and its affiliates may sell or transfer all or part of their direct or indirect interest in our general partner without the approval of our unitholders.

Limited Call Right

If at any time our general partner and its affiliates control more than 80.0% of the voting power of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of our subsidiaries, us or any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing certain duties to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by our general partner’s directors and executive officers, regardless of whether we would have the power to indemnify such persons against such liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners, trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

MATERIAL PROVISIONS OF THE NEE OPERATING LP PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the partnership agreement of NEE Operating LP. The form of the NEE Operating LP partnership agreement is included in this prospectus as Appendix B. We will provide prospective investors with a copy of the NEE Operating LP partnership agreement upon request at no charge.

We summarize the provisions of the NEE Operating LP partnership agreement regarding distributions of available cash elsewhere in this prospectus. See “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions.”

Organization and Duration

NEE Operating LP was organized in March 2014 and will have a perpetual existence unless terminated under the terms of its partnership agreement.

Purpose

NEE Operating LP’s purpose under the partnership agreement is limited to any business activity that is approved by its general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although NEE Operating GP has the ability to cause it and its subsidiaries to engage in activities other than the business of owning, operating and acquiring contracted clean energy projects, NEE Operating GP may decline to do so free of any duty or obligation whatsoever to NEE Operating LP or the limited partners, including any duty to act in the best interests of NEE Operating LP or the limited partners, other than the implied contractual covenant of good faith and fair dealing. NEE Operating GP is authorized in general to perform all acts it determines to be necessary or appropriate to carry out its purposes and to conduct its business. Since we will own all of the equity interests of NEE Operating GP, determinations made by NEE Operating GP under NEE Operating LP’s partnership agreement will ultimately be made at the direction of our general partner.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” NEE Operating GP is not obligated to make any capital contributions.

Meetings; Voting Rights

Record holders of units on the record date will be entitled to notice of, and to vote at, meetings of NEE Operating LP’s limited partners and to act upon matters for which approvals may be solicited. For purposes of this summary, matters described as requiring the approval of a “unit majority” require:

•	during the purchase price adjustment period, the approval of all of the outstanding common units; and

•	after the purchase price adjustment period, the approval of a majority of the outstanding common units.

We do not anticipate that any meeting of NEE Operating LP unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by NEE Operating GP. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a common unit is entitled to a number of votes on any matter presented to the holders of common units for a vote that is equal to the holder’s percentage interest in NEE Operating LP common units, although additional limited partner interests having special voting rights could be issued. See “—Issuance of Additional Partnership Interests.” Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under NEE Operating LP’s partnership agreement will be delivered to the record holder by NEE Operating LP or by the transfer agent.

Issuance of Additional Partnership Interests

NEE Operating LP’s partnership agreement authorizes NEE Operating LP to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by its general partner without the approval of the common unitholders.

In accordance with Delaware law and the provisions of its partnership agreement, NEE Operating LP may also issue additional partnership interests that, as determined by NEE Operating GP, may have special voting rights to which the common units are not entitled. In addition, NEE Operating LP’s partnership agreement does not prohibit the issuance by its subsidiaries of equity interests, which may effectively rank senior to the common units.

At any time when NEE Partners issues additional common units, NEE Operating LP will issue an equivalent number of common units to NEE Partners. As a result, if NEE Partners issues additional common units to fund acquisitions or for other purposes, NEE Operating LP will be required to issue a like amount of common units to NEE Partners, which may dilute the value of the interests of the then-existing holders of NEE Operating LP’s common units in NEE Operating LP’s net assets.

Transfer of Common Units

By transfer of common units in accordance with NEE Operating LP’s partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer or admission is reflected in NEE Operating LP’s register and such limited partner becomes the record holder of the common units so transferred. Each transferee:

•	will become bound and will be deemed to have agreed to be bound by the terms and conditions of NEE Operating LP’s partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into NEE Operating LP’s partnership agreement; and

•	makes the consents, acknowledgements and waivers contained in NEE Operating LP’s partnership agreement, such as the approval of all transactions and agreements NEE Operating LP is entering into in connection with its formation and this offering.

NEE Operating LP is entitled to treat the nominee holder of a common unit as the absolute owner in the event such nominee is the record holder of such common unit. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on NEE Operating LP’s register, NEE Operating LP and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Amendment of NEE Operating LP’s Partnership Agreement

General

Amendments to NEE Operating LP’s partnership agreement may be proposed only by NEE Operating GP. However, NEE Operating GP will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to NEE Operating LP or the limited partners, including any duty to act in the best interests of NEE Operating LP or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments described below, NEE Operating GP is required to seek written approval of the holders of the number of units and other interests, if any, required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by NEE Operating LP to NEE Operating GP or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of NEE Operating LP’s partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units voting together as a single class (including units owned by NEE Operating GP and its affiliates). Upon the completion of this offering, NEE Operating GP and its affiliates, other than us, will own approximately         % of the outstanding units of NEE Operating LP.

No Unitholder Approval

NEE Operating GP may generally make amendments to NEE Operating LP’s partnership agreement without the approval of any limited partner to reflect:

•	a change in NEE Operating LP’s name, the location of NEE Operating LP’s principal office, its registered agent or its registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

•	a change that NEE Operating GP determines to be necessary or appropriate to qualify or continue NEE Operating LP’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that none of NEE Operating LP’s subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

•	an amendment that is necessary, in the opinion of NEE Operating LP’s counsel, to prevent NEE Operating LP or its general partner or its directors, officers, agents or trustees from, in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under ERISA whether substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•	an amendment that NEE Operating GP determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in NEE Operating LP’s partnership agreement to be made by NEE Operating GP acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of NEE Operating LP’s partnership agreement;

•	any amendment that NEE Operating GP determines to be necessary or appropriate to reflect and account for the formation by NEE Operating LP of, or NEE Operating LP’s investment in, any corporation, partnership or other entity, in connection with NEE Operating LP’s conduct of activities permitted by its partnership agreement;

•	a change in NEE Operating LP’s fiscal year or taxable year and any other changes that NEE Operating GP determines to be necessary or appropriate as a result of such change;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, NEE Operating GP may make amendments to NEE Operating LP’s partnership agreement without the approval of any limited partner if the NEE Operating GP determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by NEE Operating GP relating to splits or combinations of units under the provisions of the partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of NEE Operating LP’s partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, NEE Operating GP will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90.0% of the outstanding units voting as a single class (including the Special Voting Units) unless NEE Operating LP first obtains such an opinion.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove NEE Operating GP or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove NEE Operating GP must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90.0% of outstanding units (including the Special Voting Units). Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of NEE Operating LP requires the prior consent of NEE Operating GP. However, NEE Operating GP will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to NEE Operating LP or the limited partners, including any duty to act in the best interest of NEE Operating LP or the limited partners.

In addition, the partnership agreement generally prohibits NEE Operating GP without the prior approval of the holders of a unit majority, from causing NEE Operating LP to, among other things, sell, exchange or otherwise dispose of all or substantially all of NEE Operating LP’s assets in a single transaction or a series of related transactions. The general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of NEE Operating LP’s assets without such approval. NEE Operating GP may also sell any or all of NEE Operating LP’s assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, NEE Operating GP may consummate any merger with another limited liability entity without the prior approval of NEE Operating LP’s unitholders if NEE Operating LP is the surviving entity in the transaction, the general partner has received an opinion of counsel regarding limited liability, the transaction would not result in an amendment to the partnership agreement requiring unitholder approval, each of NEE Operating LP’s units will be an identical unit of the partnership following the transaction, and the partnership interests to be issued by NEE Operating LP in such merger do not exceed 20.0% of NEE Operating LP’s outstanding partnership interests immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, NEE Operating GP may convert NEE Operating LP or any of its subsidiaries into a new limited liability entity or merge NEE Operating LP or any of its subsidiaries into, or convey all of NEE Operating LP’s assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in NEE Operating LP’s legal form into another limited liability entity, the general partner has received an opinion of counsel regarding limited liability and NEE Operating GP determines that the governing instruments of the new entity provide the limited partners and NEE Operating GP with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of NEE Operating LP’s assets or any other similar transaction or event.

Termination and Dissolution

NEE Operating LP will continue as a limited partnership until dissolved and terminated under the partnership agreement. NEE Operating LP will dissolve upon:

•	the election of NEE Operating GP to dissolve it, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless NEE Operating LP is continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of NEE Operating LP’s partnership; or

•	the withdrawal or removal of NEE Operating GP or any other event that results in its ceasing to be NEE Operating GP, other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal followed by approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue NEE Operating LP’s business on the same terms and conditions described in NEE Operating LP’s partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to NEE Operating LP’s receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon NEE Operating LP’s dissolution, unless it is continued as a new limited partnership, the liquidator authorized to wind up NEE Operating LP’s affairs will, acting with all of the powers of NEE Operating GP that are necessary or appropriate to, liquidate NEE Operating LP’s assets and apply the proceeds of the liquidation as described in “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions—Provisions of the NEE Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of NEE Operating LP’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to NEE Operating LP’s partners.

Withdrawal or Removal of the General Partner

NEE Operating GP may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Upon voluntary withdrawal of NEE Operating GP by giving written notice to the other partners, the holders of a unit majority may select a successor. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, NEE Operating LP will be dissolved, wound up and liquidated, unless, within a specified period after that withdrawal, the holders of a unit majority agree to continue NEE Operating LP’s business by appointing a successor general partner. See “—Termination and Dissolution.”

NEE Operating GP may not be removed unless that removal is approved by the vote of the holders of not less than 75.0% of the outstanding units, voting together as a single class, including units held by NEE Operating GP and its affiliates, and NEE Operating LP receives an opinion of counsel regarding limited liability. Any removal of NEE Operating GP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units voting as a separate class. The ownership of more than 25.0% of the outstanding units by NEE Equity would give it the practical ability to prevent NEE Operating GP’s removal. Upon the completion of this offering, NEE Equity will own         % of the outstanding common units of NEE Operating LP.

If NEE Operating GP is removed as NEE Operating LP’s general partner under circumstances where cause does not exist and units held by NEE Operating GP and its affiliates are not voted in favor of that removal, the purchase price adjustment period will end in accordance with the Purchase Agreement. See “Provisions of the Partnership Agreements and Other Arrangements Relating to Cash Distributions—Provisions of the NEE Operating LP Partnership Agreement Relating to Cash Distributions—Purchase Price Additional—Expiration Upon Removal of NEE Operating GP or the General Partner of NEE Partners.”

In the event of removal of a general partner or withdrawal of a general partner, NEE Operating LP will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for NEE Operating LP’s benefit.

Transfer of General Partner Units

NEE Operating GP and its affiliates may at any time, transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in the General Partner

At any time, NextEra and its affiliates, including us, may sell or transfer all or part of their direct or indirect interest in NEE Operating GP without the approval of NEE Operating LP’s unitholders.

Status as Limited Partner

By transfer of common units in accordance with the partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in NEE Operating LP’s register. Except as described under “—Limited Liability,” the common units will be fully paid and unitholders will not be required to make additional contributions.

Indemnification

Under its partnership agreement, in most circumstances, NEE Operating LP will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	NEE Operating GP;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of NEE Operating LP, any of NEE Operating LP’s subsidiaries or any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing certain duties to NEE Operating LP or any of its subsidiaries at the request of NEE Operating GP or any departing general partner or any of their affiliates; and

•	any person designated by NEE Operating GP.

Any indemnification under these provisions will only be out of NEE Operating LP’s assets. Unless it otherwise agrees, NEE Operating GP will not be personally liable for NEE Operating LP’s indemnification obligations, or have any obligation to contribute or lend funds or assets to NEE Operating LP to enable it to effectuate indemnification.

Reimbursement of Expenses

NEE Operating LP’s partnership agreement requires NEE Operating LP to reimburse NEE Operating GP for all direct and indirect expenses it incurs or payments it makes on NEE Operating LP’s behalf or otherwise incurred by NEE Operating GP in connection with operating NEE Operating LP’s business.

Books and Reports

NEE Operating GP is required to keep appropriate books of NEE Operating LP’s business at NEE Operating LP’s principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, NEE Operating LP’s fiscal year is the calendar year.

UNITS ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common units in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common units. We cannot predict the effect, if any, future sales of common units, or the availability of common units for future sales, will have on the market price of our common units prevailing from time to time. The number of common units available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions could permit sales of substantial amounts of our common units in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our common units. These factors could also make it more difficult for us to raise funds through future offerings of our common units.

Rule 144

The             common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. Any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the common units outstanding, which will equal approximately common units immediately after this offering; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Upon the completion of this offering, none of our common units will be restricted. Any common units acquired by any of our affiliates, including our general partner’s directors and executive officers, will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement

Our partnership agreement provides that we may issue an unlimited number of partnership interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “Material Provisions of the NEE Partners Partnership Agreement—Issuance of Additional Partnership Interests.”

Registration Rights Agreement

We plan to enter into a registration rights agreement with NextEra and certain of its affiliates under which NextEra and its affiliates will be entitled to certain registration rights with respect to any of our common units that they hold, including common units that NEE Equity will have the right to exchange for NEE Operating LP common units following the purchase price adjustment period. See “Certain Relationships and Related Party

Transactions—Registration Rights Agreement.” NextEra and its affiliates will also be able to sell any units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

Lock-Up Agreements

We, NextEra, our general partner and its directors and executive officers, as well as all of the participants in the directed unit program, have agreed with the underwriters not to sell or offer to sell any common units for a period of         days from the date of this prospectus. For a description of these lock-up provisions, see “Underwriting.”

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under our long-term incentive plan. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

DESCRIPTION OF CERTAIN FINANCING ARRANGEMENTS

The following is a description of the material terms of our and our subsidiaries’ outstanding indebtedness upon the completion of this offering.

New Revolving Credit Facility

In connection with this offering, NEE Operating LP expects to enter into a new $         million revolving credit facility, with a maturity date          years from the completion of this offering. The credit facility will be available to fund working capital and to fund expansion projects, make acquisitions and for general partnership purposes. The credit facility is expected to contain certain customary financial covenants, events of default and restrictions on our ability to take certain actions.

Project Financing Arrangements

Trillium (Conestogo and Summerhaven)

On December 12, 2013, Trillium issued approximately CAD 315.0 million principal amount of limited-recourse senior secured amortizing notes (the “Trillium Notes”) maturing in February 2033. Substantially all of the proceeds from the sale of the Trillium Notes were used to repay, in part, loans related to the construction of Conestogo and Summerhaven. The Trillium Notes are secured by liens on those wind projects’ assets and certain other assets of, and the ownership interest in, Trillium and the entities that own the projects, which are wholly owned subsidiaries of Trillium. As of February 28, 2014, approximately CAD 313.3 million aggregate principal amount of Trillium Notes was outstanding.

Certain obligations, including approximately CAD 24.0 million in unpaid construction costs and costs of initial spare parts, and approximately CAD 2.3 million for the operating and maintenance reserve are guaranteed by NEECH until the obligations and conditions related to the wind projects are satisfied or met, which is expected by mid-2014. NEECH has posted two letters of credit on behalf of Trillium, one for approximately CAD 13.1 million for debt service reserves and another for CAD 10.6 million for wind data reserves.

The annual interest rate of the Trillium Notes is 5.803%, and principal and interest on the Trillium Notes are payable semi-annually in February and August.

Trillium may distribute excess cash flows to its owner semi-annually, provided that specific conditions are met. These conditions include:

•	the reserves and other accounts must be fully funded;

•	no default or event of default must have occurred and be continuing or must result from the distribution of funds; and

•	the debt service coverage ratio for the last 12 months must be equal to or greater than 1.20:1.00.

The indenture relating to the Trillium Notes contains default and related mandatory redemption provisions relating to the failure to make required payments or to observe other covenants in the indenture and related documents, actions by Trillium or by other parties under specified agreements relating to the wind projects or the indenture, the termination of certain of such specified agreements and certain bankruptcy-related events.

St. Clair (Moore and Sombra)

On September 21, 2012, St. Clair issued approximately CAD 171.8 million principal amount of limited-recourse senior secured notes (the “St. Clair Notes”) maturing in August 2031. Substantially all of the proceeds from the sale of the notes were used to reimburse NextEra, in part, for its costs related to the acquisition of Moore and Sombra. The St. Clair Notes are secured by liens on Moore and Sombra’s assets and certain other assets of, and the ownership interests in, St. Clair and the entities that own the projects. As of February 28, 2014, approximately CAD 161.0 million aggregate principal amount of St. Clair Notes was outstanding.

Certain obligations of St. Clair in relation to Moore and Sombra are guaranteed by NEECH. NEECH has posted a letter of credit on behalf of St. Clair for approximately CAD 8.4 million for debt service reserves.

The annual interest rate of the St. Clair Notes is 4.881%, and principal and interest on the St. Clair Notes are payable semi-annually in February and August.

St. Clair may distribute excess cash flows to its owner semi-annually, provided that specific conditions are met. These conditions include:

•	the reserves and other accounts must be fully funded;

•	no default or event of default must have occurred and be continuing or must result from the distribution of funds; and

•	the debt service coverage ratio for the last 12 months and for the projected next 12 months must be equal to or greater than 1.20:1.00.

The indenture relating to the St. Clair contains default and related acceleration provisions relating to the failure to make required payments or to observe other covenants in the indenture and related documents, actions by St. Clair or by other parties under specified agreements relating to the solar projects or the indenture, the termination of certain of such specified agreements and certain events in bankruptcy.

Canyon Wind (Perrin Ranch and Tuscola Bay)

On September 27, 2012, Canyon Wind borrowed approximately $232.0 million under a limited-recourse senior secured variable rate term loan agreement. The loan matures in December 2030. Substantially all of the loan proceeds were used to reimburse NextEra, in part, for its capital contributions related to the development and construction of Perrin Ranch and Tuscola Bay. The loan is secured by liens on those wind generating projects’ assets and certain other assets of, and the ownership interest in, Canyon Wind and the entities that own the wind projects, which are wholly owned subsidiaries of Canyon Wind. As of February 28, 2014, approximately $223.0 million aggregate principal amount of indebtedness was outstanding under the loan agreement.

Certain obligations under the Canyon Wind loan agreement are guaranteed by NEECH. NEECH has provided two guarantees for Canyon Wind including a $21.2 million guarantee for debt service reserves and a $4.6 million guarantee for operating and maintenance reserves. NEECH has also entered into Cash Grant Recapture Agreements for Tuscola Bay and Perrin Ranch under which NEECH agrees to pay a scheduled amount if all or a portion of the cash grant for the two projects is recaptured or disallowed. The current scheduled amounts for Tuscola Bay and Perrin Ranch are $54.9 million and $31.0 million, respectively, each of which step down on an annual basis until reaching $0.0 as of December 13, 2017, and January 15, 2017.

Interest on the loan accrues at the three-month LIBOR plus 2.25% (with periodic step-ups over time). Interest on the loan is payable quarterly and principal on the loan is payable semi-annually in March and September. Upon funding of the loan, Canyon Wind entered into several interest rate swaps for 95.0% of the loan amount to hedge against interest rate movements with respect to interest payments on the loan. These swaps require quarterly payments over the tenor of the loan.

Canyon Wind may distribute excess cash flows to its owner semi-annually, provided that specific conditions are met. These conditions include:

•	the reserves and other accounts must be fully funded;

•	no default or event of default must have occurred and be continuing or must result from the distribution of funds; and

•	the debt service coverage ratio for the last 6 months must be equal to or greater than 1.20:1.00.

The loan agreement contains default and related acceleration provisions relating to the failure to make required payments or to observe other covenants in the loan agreement and related documents, actions by Canyon Wind or by other parties under specified agreements relating to the wind projects or the loan agreement, the termination of certain of such specified agreements and certain bankruptcy-related events.

Genesis

On August 26, 2011, Genesis Solar, LLC issued a $702.0 million principal amount note (the “Genesis Project Note”) and entered into a $150.0 million variable rate term loan facility (the “Genesis Bank Loan”) and an $82.9 million letter of credit facility (the “Genesis LC Facility” and, together with the Genesis Bank Loan, the “Genesis Project Debt”). The proceeds from the issuance of the Genesis Project Note and the Genesis Bank Loan were used by Genesis Solar, LLC for the construction of the solar project. The Genesis LC Facility is used to support certain reserves associated with the financing, as well as security for obligations under power purchase and interconnection agreement obligations of Genesis Solar, LLC.

The Genesis Project Note was issued to Genesis Solar 2011 Pass-Through Trust, a Delaware statutory trust, which purchased the Genesis Project Note with the proceeds from the issuance of approximately $562.0 million of principal amount 3.875% Series A trust certificates due 2038 (the “Genesis A Certificates”) and $140.0 million of 5.125% Series B trust certificates due 2038 (the “Genesis B Certificates”). The DOE has guaranteed payment of 80.0% of the principal and interest on both the Genesis Project Note and the Genesis Term Loans under its Financial Institution Partnership Program. The Genesis A Certificates indirectly benefit from 100.0% of all payments made under the DOE guarantee. The Genesis B Certificates do not materially benefit from the DOE guarantee.

Until certain conditions or obligations related to the Genesis Project are met, certain obligations under the Genesis Project Debt, including all or a portion of the debt payment obligations, are guaranteed by NEECH. The NEECH guarantee contains default and acceleration provisions relating to, among other things, NextEra’s ratio of funded debt to total capitalization exceeding a specified ratio.

Interest on the Genesis Project Debt is payable semi-annually in February and August. The Genesis Project Note accrues interest at 4.125% per year and amortizes to maturity in 2038. The Genesis Bank Loan accrues interest at LIBOR plus 1.20% (with periodic step-ups over time), and amortizes to maturity by August 2019. The Genesis LC Facility accrues interest at LIBOR plus 2.00% (with periodic step-ups over time), and expires in August 2017. The Genesis Project Debt is secured by all of the assets of, and the equity interest in, Genesis Solar, LLC.

Genesis Solar may distribute excess cash flows to its owner semi-annually, provided that specific conditions are met. These conditions include:

•	the reserves and other accounts must be fully funded;

•	no default or event of default must have occurred and be continuing or must result from the distribution of funds; and

•	the debt service coverage ratio for the last 12 months and the projected next 12 months must be equal to or greater than 1.20:1.00.

The financing documents relating to the Genesis Project Debt contain default and related acceleration provisions for, among other things, the failure to make required payments, failure to comply with certain covenants (including a requirement that construction of the Genesis Project must be completed by a certain date), certain bankruptcy-related events, and other actions by Genesis Solar, LLC or other parties as specified in the financing documents.

Mountain Prairie (Northern Colorado and Elk City)

On March 25, 2010, Mountain Prairie issued approximately $305.0 million principal amount of limited-recourse senior secured notes (the “Mountain Prairie Notes”) maturing in March 2030. Substantially all of the proceeds from the sale of the notes were used to reimburse NextEra, in part, for its capital contributions related to the development and construction of Northern Colorado and Elk City. The Mountain Prairie Notes are secured by liens on Northern Colorado and Elk City’s assets and certain other assets of, and the ownership interests in, Mountain Prairie and the entities that own the wind projects. As of February 28, 2014, approximately $289.4 million aggregate principal amount of Mountain Prairie Notes was outstanding.

Certain obligations under the Mountain Prairie Notes are guaranteed by NEECH. NEECH has provided 2 guarantees for Mountain Prairie including a $14.4 million guarantee for debt service reserve and a $5.6 million guarantee for operating and maintenance reserves.

The annual interest rate of the Mountain Prairie Notes is 6.56%, and principal and interest on the Mountain Prairie Notes are payable semi-annually in June and December.

Mountain Prairie may distribute excess cash flows to its owner semi-annually, provided that specific conditions are met. These conditions include:

•	the reserves and other accounts must be fully funded;

•	no default or event of default must have occurred and be continuing or must result from the distribution of funds; and

•	the debt service coverage ratio for the last 12 months must be equal to or greater than 1.20:1.00.

The indenture contains default and related acceleration provisions relating to the failure to make required payments or to observe other covenants in the indenture and related documents, actions by Mountain Prairie or by other parties under specified agreements relating to the wind projects or the indenture, the termination of certain of such specified agreements and certain events in bankruptcy.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences to non-U.S. holders, defined below, of the purchase, ownership and disposition of our common units as of the date of this prospectus. Except where otherwise noted, this summary deals only with common units purchased in this offering that are held as capital assets (within the meaning of Section 1221 of the Code) by a non-U.S. holder.

As used herein, a “non-U.S. holder” means a beneficial owner of our common units that is not for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	any entity or arrangement treated as a partnership for U.S. federal income tax purposes;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it: (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of a partner in that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common units, you should consult your tax advisors.

This summary is based upon provisions of the Code, applicable U.S. Treasury regulations, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as of the date of this prospectus. Those authorities may change or be subject to differing interpretations, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We cannot assure you that a change in law or the interpretation thereof will not alter significantly the tax considerations that we describe in this summary.

This summary does not address all aspects of U.S. federal income and estate taxation and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not address the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired common units as compensation or otherwise in connection with the performance of services, or a person who has acquired common units as part of a straddle, hedge, conversion transaction or other integrated investment).

We have not and will not seek any rulings from the IRS regarding the matters described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

If you are considering the purchase of our common units, you should consult your own tax advisors concerning the particular U.S. federal income, estate and other tax consequences to you of the ownership and disposition of the common units, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Distributions

We intend to pay regular cash distributions on our common units for the foreseeable future. See “Our Cash Distribution Policy and Restrictions on Distributions.” Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, distributions on our common units will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. See “Prospectus Summary—Estimate of Corporate Tax Liabilities and Ratio of Unitholder Taxable Income to Distributions.” Any distributions that exceed both our current and our accumulated earnings and profits will generally constitute a non-taxable return of capital to the extent of your basis in our common units (reducing that basis accordingly) and thereafter will be treated as gain from the sale of the common units (the tax treatment of which is generally described below under “—Gain on Disposition of Common Units”).

The gross amount of dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30.0% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the U.S. (and, where required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) generally are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30.0% rate (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends.

A non-U.S. holder that wishes to claim the benefit of an applicable income tax treaty for dividends will be required to provide the applicable withholding agent with a valid IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. If our common units are held through a non-U.S. partnership or non-U.S. intermediary, the non-U.S. partnership or non-U.S. intermediary may also be required to comply with additional certification requirements under applicable U.S. Treasury regulations.

It is possible that a distribution made to a non-U.S. holder may be subject to overwithholding because, for example, at the time of the distribution, we or the relevant withholding agent may not be able to determine how much of the distribution constitutes dividends or the proper documentation establishing the benefits of any applicable treaty has not been properly supplied. If there is any overwithholding on distributions made to a non-U.S. holder, such non-U.S. holder may obtain a refund of the overwithheld amount by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding the applicable withholding tax rules and the possibility of obtaining a refund of any overwithheld amounts.

Gain on Disposition of Common Units

Any gain realized by a non-U.S. holder on the disposition of common units generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (and, where required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.);

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	subject to certain exceptions (described below), our common units constitutes “U.S. real property interests” by reason of our status as a “United States real property holding corporation” (a

“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common units.

Gain described in the first or third bullet point above will be subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. In the case of a non-U.S. holder described in the second bullet point above, except as otherwise provided by an applicable income tax treaty, any gain, which may be offset by certain U.S. source capital losses, will be subject to a 30.0% tax even though the individual is not considered a resident of the U.S. under the Code.

With respect to the third bullet point above, we believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our interests in real property located outside the U.S. and our other business assets and because the definition of U.S. real property is not entirely clear, there can be no assurance that we are not a USRPHC now or will not become one in the future. Even if we were to become a USRPHC, however, as long as our common units are “regularly traded” on an established securities market (as to which there can be no assurance), such common units will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively holds or held more than five percent of such regularly traded common units at any time during the applicable period described in the third bullet point above.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident, under the terms of an income tax treaty or tax information exchange agreement.

Payments of dividends in respect of, or proceeds on the disposition of, our common units made to a non-U.S. holder may be subject to additional information reporting and backup withholding unless such non-U.S. holder establishes an exemption, for example by properly certifying that such non-U.S. holder is not a U.S. person as defined under the Code on an IRS Form W-8BEN or another appropriate form (provided that the payor does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS under the terms of an income tax treaty or a tax information exchange agreement.

Legislation Affecting Taxation of Common Units Held By or Through Foreign Entities

Legislation enacted in 2010 (commonly known as FATCA) and existing guidance issued thereunder will require, after June 30, 2014, withholding at a rate of 30.0% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of (which for this purpose include any distributions in excess of our current and accumulated earnings and profits), our common units held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity or entities through which our common units are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of (which for this purpose include any distributions in excess of our current and accumulated earnings and profits), our common units held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30.0%, unless such entity either: (i) certifies that such entity does not have any “substantial United States owners;” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the IRS. An intergovernmental agreement between the U.S. and an applicable foreign country, or future U.S. Treasury regulations or other guidance, may modify these requirements. We will not pay any additional amounts to unitholders in respect of any amounts withheld under the rules described in this paragraph. Stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common units.

Federal Estate Tax

Common units that are owned (or treated as owned) by an individual who is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of death will likely be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO HOLDERS

NOT RESIDENT IN CANADA

The following is a summary of the principal Canadian federal income tax consequences under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable to a holder of our common units who, at all relevant times, is not and is not deemed to be resident in Canada for purposes of the Canadian Tax Act and does not use or hold and is not deemed to use or hold our common units in connection with a business carried on in Canada (a “Non-Resident Holder”).

This summary is not applicable to a Non-Resident Holder who does not, or is deemed not to, deal at arm’s length with NEE Partners for purposes of the Canadian Tax Act, who is affiliated with NEE Partners for the purposes of the Canadian Tax Act or who is an insurer carrying on business in Canada and elsewhere. Any such Non-Resident Holder should consult its own tax advisors with respect to an investment in our common units.

This summary is based on the current provisions of the Canadian Tax Act, all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and the current administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative action or decision or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account other federal, provincial, territorial or foreign income tax legislation or considerations which may differ significantly from those described herein. A Non-Resident Holder should consult its own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding or disposing of our common units.

This summary assumes that NEE Partners and NEE Operating LP will not be considered to carry on business in Canada. Management intends to organize and conduct the affairs of each of these entities, to the extent possible, so that neither should be considered to carry on business in Canada for purposes of the Canadian Tax Act. However, no assurance can be given in this regard. If NEE Partners or NEE Operating LP carries on business in Canada, the tax implications to NEE Partners and NEE Operating LP, and to Non-Resident Holders, may be materially and adversely different than as set out in this Registration Statement.

This summary assumes that our common units are not, and will not at any relevant time be, “taxable Canadian property” as defined in the Canadian Tax Act of any Non-Resident Holder. “Taxable Canadian property” at a particular time includes, but is not limited to, an interest in a partnership if more than 50.0% of the fair market value of the interest is derived from certain Canadian properties (including Canadian real property) during the 60-month period immediately preceding the particular time. In general, our common units will not constitute “taxable Canadian property” of any Non-Resident Holder at a particular time, unless: (i) at any time during the 60-month period immediately preceding the particular time, more than 50.0% of the fair market value of our common units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource property” as defined in the Canadian Tax Act, (c) “timber resource property” as defined in the Canadian Tax Act and (d) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists; or (ii) our common units are otherwise deemed to be “taxable Canadian property.” Since the assets of NEE Partners will consist principally of units of NEE Operating LP, our common units generally would be “taxable Canadian property” at a particular time if the units of NEE Operating LP held by NEE Partners derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50.0% of their fair market value from properties described in (a) to (d) above, at any time in the 60-month period preceding the particular time. Management does not expect the common units of

NEE Partners to be “taxable Canadian property” of any Non-Resident Holder because it anticipates that at all times more than 50.0% of the fair market value of our common units will not be derived from properties described in (a) to (d) above. However, no assurance can be given in this regard and reference is made to the discussion under “Risk Factors” above.

Taxation of Income or Loss

A Non-Resident Holder will not be subject to Canadian federal income tax under Part I of the Canadian Tax Act on its share of income from a business carried on by NEE Partners outside Canada or the non-business income earned by NEE Partners from sources in Canada.

NEE Partners will be deemed to be a non-resident person in respect of certain amounts paid or credited, or deemed to be paid or credited, to it by a person resident or deemed to be resident in Canada (including amounts paid through NEE Operating LP), including dividends and interest. Dividends and interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to NEE Partners will be subject to withholding tax under Part XIII of the Canadian Tax Act at the rate of 25.0%. However, a U.S. partnership that has elected to be treated as a corporation for U.S. federal income tax purposes should be allowed any benefits to which it would be entitled under the Canada-United States Income Tax Convention (1980), as amended (the “Treaty”) if it were a corporation resident in the U.S. and entitled to benefits under the Treaty. Although NEE Partners will elect to be treated as a corporation for U.S. federal income tax purposes, it may not satisfy the technical requirements for eligibility for Treaty benefits and application will be made to the CRA requesting that Treaty benefits be granted to NEE Partners under the competent authority provision of the Treaty. If such application were granted, NextEra Energy Canada ULC would look through NEE Operating LP and take into account any reduced rate of Canadian federal withholding tax that would be applicable to NEE Partners if it were a corporation entitled to benefits under the Treaty.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table sets forth the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and will be paid by NextEra.

Option to Purchase Additional Common Units

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Common Units

At our request, the underwriters have reserved for sale, at the initial public offering price, up to         % of the common units offered by this prospectus for sale to our general partner’s directors, officers and employees. If these persons purchase reserved common units, this will reduce the number of common units available for sale to the general public. Any reserved common units that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common units offered by this prospectus.

No Sales of Similar Securities

We, our general partner, our general partner’s directors and executive officers, and certain of our affiliates, including NextEra, have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common units;

•	sell any option or contract to purchase any common units;

•	purchase any option or contract to sell any common units;

•	grant any option, right or warrant for the sale of any common units;

•	lend or otherwise dispose of or transfer any common units;

•	request or demand that we file a registration statement related to the common units; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange

We expect the common units to be approved for listing on the NYSE under the symbol “NEP.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of common units to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common units. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and prospects for, NEE Partners and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development;

•	the recent market prices of, and demand for, publicly traded equity securities of generally comparable companies; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5.0% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a relevant member state), other than Germany, an offer of common units described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in the relevant member state, and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at: (1) if we are a CIS and are marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or (2) otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and (3) in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). Our common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus nor any other offering materials relating to our common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (the “CISA”). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors, which are referred to in Section 3, paragraph 2, no. 1, in connection with Section 2 no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common units may only be made to persons (the “Exempt Investors”), who are:

(a) “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of Section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in Section 708 of the Corporations Act; and

(b) “wholesale clients” (within the meaning of Section 761G of the Corporations Act);

so that it is lawful to offer the common units without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The common units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both Section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring common units must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

No advertisement, invitation or document relating to the common units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The combined financial statements of NextEra Energy Partners, LP (Predecessor) as of and for the years ended December 31, 2013 and 2012, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the basis of presentation of the combined financial statements). Such combined financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statement of NextEra Energy Partners, LP as of March 6, 2014, included in this Prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus forms a part, can be downloaded from the SEC’s web site and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects, including our ability to pay distributions on the common units, may have changed since that date.

Upon the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website is located at             and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

The unaudited pro forma consolidated financial statements of NextEra Energy Partners, LP are presented to show the financial position and results of operations as if the Organizational Transactions and the use of the estimated net proceeds from this offering as described under “Use of Proceeds” had occurred on the dates and for the periods indicated below. We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to the historical combined financial statements of our accounting predecessor included elsewhere in this prospectus. The historical combined financial statements as of and for the years ended December 31, 2013 and 2012, appearing elsewhere in this prospectus, are intended to represent the financial results for those periods of NextEra’s clean energy assets in the U.S. and Canada, that will be contributed to NEE Operating, LP as part of the Project Transfer.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 has been derived from our accounting predecessor’s financial data (as derived from the combined financial statements appearing elsewhere in this prospectus) and giving pro forma effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering and the reimbursement of offering expenses, as if they had occurred on January 1, 2013. The unaudited pro forma consolidated balance sheet as of December 31, 2013, gives effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering and the reimbursement of offering expenses by NEE Operating LP, as if they had occurred on December 31, 2013.

The unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date. Actual effects of these transactions may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments are factually supportable, give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial data.

The unaudited pro forma consolidated balance sheet and statements of operations should be read in conjunction with the sections entitled “Prospectus Summary—Organizational Structure,” “Use of Proceeds,” “Capitalization,” “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and related notes thereto included elsewhere in this prospectus.

Our unaudited pro forma consolidated financial statements give effect to the following:

•	the contribution by NEE Equity of the projects in our Initial Portfolio to NEE Operating LP in exchange for common units of NEE Operating LP;

•	the issuance by us of common units to the public in this offering, representing a % limited partner interest in us, and the receipt by us of approximately $ million in net proceeds;

•	the application of the net proceeds of this offering as described in “Use of Proceeds;”

•	our entry into a new $ million revolving credit facility, which we have assumed will remain undrawn during the pro forma period;

•	our entry into the Purchase Agreement with NEE Equity, and the use of $ million of the net proceeds of this offering to purchase NEE Operating LP common units from NEE Equity, representing a % limited partner interest in NEE Operating LP;

•	our entry into the Equity Agreement with NEE Operating LP, and the use of $ million of the net proceeds of this offering to purchase NEE Operating LP common units directly from NEE Operating LP, representing a % limited partner interest in NEE Operating LP; and

•	our entry into the Management Services Agreement with NEER and NEE Operating LP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

(in thousands)

	Predecessor Actual	Pro Forma Adjustments		NEE Partners Pro Forma
OPERATING REVENUES	$141,796	$—			$141,796
OPERATING EXPENSES
Operations and maintenance	29,640	6,800	(a)		36,440
Depreciation and amortization	39,427	—			39,427
Taxes other than income taxes and other	4,744	—			4,744
Transmission	2,123	—			2,123

Total operating expenses	75,934	6,800			82,734

OPERATING INCOME (LOSS)	65,862	(6,800)			59,062

OTHER INCOME (DEDUCTIONS)
Interest expense	(41,637)	—			(41,637)
Gain on settlement of contingent consideration of project acquisition	4,809	—			4,809
Other—net	77	—			77

Total other deductions—net	(36,751)	—			(36,751)

INCOME BEFORE INCOME TAXES	29,111	(6,800)			22,311
Income tax (expense) benefit	(18,337)	19,179	(b)		842

NET INCOME	$10,774	$12,379			23,153

Less net income attributable to noncontrolling interest		11,924	(c)		11,924

NET INCOME ATTRIBUTABLE TO NEE PARTNERS		$455			$11,229

Pro forma general partner interest in net income attributable to NEE Partners					$—
Pro forma limited partner interest in net income attributable to NEE Partners				$
Pro forma net income per common unit (basic and diluted)				$
Pro forma weighted average number of common units outstanding (basic and diluted)

See F-6 for footnote explanations.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2013

(in Thousands, except in Pro Forma Adjustments Column)

	Predecessor Actual	Pro Forma Adjustments		NEE Partners Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$26,580		(d)
			(e)
Accounts Receivable	203,072
Restricted cash	2,370
Deferred tax assets	—		(f)
Prepaid expenses	1,392
Other current assets	6,178

Total current assets	239,592

Noncurrent assets:
Property, plant and equipment, net	1,760,968
Construction work in progress	542,052
Deferred income taxes	29,010		(f)
Other noncurrent assets	66,586

Total noncurrent assets	2,398,616

TOTAL ASSETS	$2,638,208

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$42,489
Due to related parties	15,153
Current maturities of long-term debt	370,251
Accrued interest	16,052
Other current liabilities	10,333

Total current liabilities	454,278

Noncurrent liabilities:
Long-term debt	1,429,370
Asset retirement obligation	20,158
Other noncurrent liabilities	26,986

Total noncurrent liabilities	1,476,514

TOTAL LIABILITIES	1,930,792

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY
General partners			(g)
Limited partners			(g)
Additional paid in capital	664,560		(h)(i)(j)
Retained earnings	58,360
Accumulated other comprehensive loss	(15,504)
Members’ equity attributable to NEE Partners			(e)
Noncontrolling interest			(j)

TOTAL MEMBERS’ EQUITY	707,416

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$2,638,208

See F-6 for footnote explanations.

1.	Basis of Presentation, Transactions and this Offering

The unaudited pro forma financial data has been derived by the application of pro forma adjustments to the historical combined financial statements of our accounting predecessor included elsewhere in this prospectus. The unaudited pro forma statement of operations data for the year ended December 31, 2013, give effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering and the reimbursement of offering expenses by NEE Operating LP, as if they had occurred on January 1, 2013. The unaudited pro forma balance sheet data as of December 31, 2013, give effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering, as if they had occurred on December 31, 2013. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions may differ from the pro forma adjustments.

Upon completion of this offering, we anticipate incurring incremental operating and maintenance expenses of approximately $4.0 million per year as a result of becoming a publicly traded limited partnership, including increased third-party accounting services, filing reports with the SEC, independent auditor fees, investor relations activities, directors’ fees, compensation and expenses, directors’ and officers’ insurance, stock exchange listing fees, registrar and transfer agent fees and other expenses. NEE Operating LP will reimburse us for such expenses. The unaudited pro forma financial statements do not reflect these incremental operating and maintenance expenses.

2.	Pro Forma Adjustments and Assumptions

The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

(a)	Reflects an increase of $6.8 million in operations and maintenance expense as a result of the $5.0 million management fee and $1.8 million credit support fee, both of which will be paid by NEE Operating LP under the Management Services Agreement.

(b)	Reflects removal of $21.8 million of U.S. federal and state tax attributes associated with the noncontrolling interest, and inclusion of an additional $2.6 million of Canadian tax attributes associated with Canadian flow-through partnerships.

(c)	Represents a 75% non-controlling interest in the net income of NEE Operating LP retained by NextEra:

Year ended December 31, 2013 ($ in thousands)
Pro forma Income Before Income Taxes, as reported	$22,311
Pro forma Canadian* income taxes	(6,412)

Pro forma Net Income allocable to noncontrolling interest	15,899
Noncontrolling interest %	75%

Pro forma noncontrolling interest adjustment	$11,924

*	Only Canadian income taxes are reported for noncontrolling interest.

(d)	Reflects the net proceeds of $ million from the issuance and sale of common units at an assumed initial public offering price of $ per unit, net of underwriting discounts and commissions.

(e)	Represents our application of the net proceeds of this offering to purchase NEE Operating LP common units.

(f)	Reflects adjustments to deferred tax assets for estimated income tax effects of the increase in the tax basis of purchased interests, based on an effective tax rate of %, which includes a provision for U.S. federal and state income taxes and Canadian federal and provincial income taxes.

(g)	Reflects changes to members’ equity for the value of the general and limited partner interests to be outstanding following this offering.

(h)	Reflects an increase of $ million in additional paid in capital as a result of net proceeds from this offering.

(i)	Reflects an increase of $ million of additional paid in capital, which represents the estimated increase in the tax basis of purchased interests, based on an effective income tax rate of approximately %.

(j)	Reflects a decrease of $ million of additional paid in capital to allocate noncontrolling interest.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of

NextEra Energy Partners, LP:

We have audited the accompanying combined balance sheets of NextEra Energy Partners, LP (the “Predecessor”) as of December 31, 2013 and 2012, and the related combined statements of operations and comprehensive income (loss), changes in members’ equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Predecessor is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of NextEra Energy Partners, LP at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the combined financial statements were prepared using the historical basis of NextEra Energy, Inc. (“NEE”) in the assets and liabilities of the Predecessor and include all revenues, expenses, assets and liabilities attributed to the Predecessor. The combined financial statements also include certain allocations related to income taxes from NEE. These allocations may not be reflective of the actual level of assets, liabilities or costs that would have been incurred had the Predecessor operated as a separate entity from NEE.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Boca Raton, Florida

April 3, 2014

NEXTERA ENERGY PARTNERS, LP (Predecessor)

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31, 2013	Year Ended December 31, 2012
OPERATING REVENUES	$141,796	$93,415
OPERATING EXPENSES
Operations and maintenance	29,640	16,933
Depreciation and amortization	39,427	23,599
Taxes other than income taxes and other	4,744	1,155
Transmission	2,123	2,099

Total operating expenses	75,934	43,786

OPERATING INCOME	65,862	49,629

OTHER INCOME (DEDUCTIONS)
Interest expense	(41,637)	(43,195)
Gain on settlement of contingent consideration of project acquisition	4,809	—
Other—net	77	673

Total other deductions—net	(36,751)	(42,522)

INCOME BEFORE INCOME TAXES	29,111	7,107
INCOME TAX (EXPENSE) BENEFIT	(18,337)	8,891

NET INCOME	$10,774	$15,998

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Net unrealized gains (losses) on cash flow hedges:
Effective portion of net unrealized gains (losses) (net of $4,344 and $14 tax expense, respectively)	$9,929	$(3,795)
Reclassification from accumulated other comprehensive income to net income (net of $1,212 and $0 tax expense, respectively)	2,770	—
Unrealized gains (losses) on foreign currency translation	(26,759)	2,351

Total other comprehensive loss, net of tax	(14,060)	(1,444)

COMPREHENSIVE INCOME (LOSS)	$(3,286)	$14,554

The accompanying notes are an integral part of these combined financial statements.

NEXTERA ENERGY PARTNERS, LP (Predecessor)

COMBINED BALANCE SHEETS

(in thousands)

	As of December 31, 2013	As of December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$26,580	$21,028
Accounts receivable	203,072	90,623
Restricted cash	2,370	251,860
Prepaid expenses	1,392	757
Other current assets	6,178	15,790

Total current assets	239,592	380,058

Noncurrent assets:
Property, plant and equipment, net	1,760,968	889,240
Construction work in progress	542,052	965,663
Deferred income taxes	29,010	43,496
Other noncurrent assets	66,586	41,615

Total noncurrent assets	2,398,616	1,940,014

TOTAL ASSETS	$2,638,208	$2,320,072

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$42,489	$152,938
Due to related parties	15,153	6,694
Current maturities of long-term debt	370,251	22,394
Accrued interest	16,052	14,391
Other current liabilities	10,333	18,638

Total current liabilities	454,278	215,055

Noncurrent liabilities:
Long-term debt	1,429,370	1,380,551
Asset retirement obligations	20,158	8,791
Other noncurrent liabilities	26,986	14,334

Total noncurrent liabilities	1,476,514	1,403,676

TOTAL LIABILITIES	1,930,792	1,618,731

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY:
Additional paid-in capital	664,560	655,198
Retained earnings	58,360	47,587
Accumulated other comprehensive loss	(15,504)	(1,444)

TOTAL MEMBERS’ EQUITY	707,416	701,341

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$2,638,208	$2,320,072

The accompanying notes are an integral part of these combined financial statements.

NEXTERA ENERGY PARTNERS, LP (Predecessor)

COMBINED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(in thousands)

	Contributed Capital and Retained Earnings	Accumulated Other Comprehensive Loss	Members’ Equity
Balances, December 31, 2011	$280,161	$—	$280,161
Net income	15,998	—	15,998
Members’ contributions	781,286	—	781,286
Members’ distributions	(374,660)	—	(374,660)
Other comprehensive loss	—	(1,444)	(1,444)

Balances, December 31, 2012	702,785	(1,444)	701,341
Net income	10,774	—	10,774
Members’ contributions	508,287	—	508,287
Members’ distributions	(498,926)	—	(498,926)
Other comprehensive loss	—	(14,060)	(14,060)

Balances, December 31, 2013	$722,920	$(15,504)	$707,416

The accompanying notes are an integral part of these combined financial statements.

NEXTERA ENERGY PARTNERS, LP (Predecessor)

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2013	Year Ended December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$10,774	$15,998
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,427	23,599
Intangible amortization	(499)	(426)
Amortization of deferred finance costs	3,550	2,015
Deferred income taxes	18,337	(8,941)
Gain on settlement of contingent consideration of project acquisition	(4,809)	—
Loss on disposal of assets	148	—
Changes in operating assets and liabilities:
Accounts receivable	6,884	(7,666)
Prepaid expenses and other current assets	(2,061)	(1,388)
Other noncurrent assets	(26)	384
Accounts payable and accrued expenses	20,206	2,847
Due to related parties	(396)	3,374
Other current liabilities	(8,063)	(1,766)
Other noncurrent liabilities	2,721	280

Net cash provided by operating activities	86,193	28,310

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(647,251)	(518,111)
Proceeds from convertible investment tax credits	—	50,793
Acquisition of project	—	(192,362)
General sales tax reimbursement related to acquired project	—	21,480
Settlement of lien and performance holdbacks related to acquired project	—	(21,995)
Insurance proceeds	4,615	—
Changes in restricted cash	249,490	313,610

Net cash used in investing activities	(393,146)	(346,585)

CASH FLOWS FROM FINANCING ACTIVITIES
Members’ contributions	329,869	289,805
Members’ distributions	(125,180)	(140,425)
Issuances of long-term debt	135,252	175,723
Deferred financing costs	(850)	(1,658)
Retirements of long-term debt	(22,192)	(5,837)
Proceeds from related party note	—	191,144
Retirement of related party note	—	(174,284)
Payment of contingent consideration for project acquisition	(3,675)	—

Net cash provided by financing activities	313,224	334,468

Effect of exchange rate changes on cash and cash equivalents	(719)	1,098

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,552	17,291
CASH AND CASH EQUIVALENTS—BEGINNING OF PERIOD	21,028	3,737

CASH AND CASH EQUIVALENTS—END OF PERIOD	$26,580	$21,028

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest, net of amounts capitalized	$39,076	$41,302
Members’ noncash contributions for construction costs and other expenditures	$178,417	$467,400
Members’ net noncash distributions for convertible investment tax credit payments	$64,826	$—
Members’ noncash contributions for the foregiveness of intercompany note and accrued interest	$—	$24,081
Members’ noncash distributions	$308,920	$234,235
Contingent consideration recorded for project acquisition	$—	$8,800
New asset retirement obligations additions	$10,656	$6,668
Net change in accrued but not paid for capital expenditures	$76,589	$97,565

The accompanying notes are an integral part of these combined financial statements.

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

NOTE 1—ORGANIZATION AND NATURE OF BUSINESS

The accompanying combined financial statements of NextEra Energy Partners, LP (“NEE Partners” or the “Company”) have been prepared in connection with the proposed initial public offering (or the “Offering”) of common units of NEE Partners. NEE Partners was formed on March 6, 2014 and is an indirect wholly-owned subsidiary of NextEra Energy, Inc. (or “NEE”), a Florida corporation whose common stock is listed on the New York Stock Exchange. Prior to the offering, NextEra Energy Operating Partners, LP, a NEE Partners subsidiary intends to acquire a portfolio of renewable energy assets, located in the U.S. and Canada from NextEra Energy Resources, LLC (“NEER”), an indirect wholly-owned subsidiary of NEE. NEE Partners’ financial statements include the combined renewable energy assets that NEE Partners intends to acquire through an interest in NextEra Energy Operating Partners, LP. These combined financial statements are viewed as the predecessor financial statements of NEE Partners (“Predecessor”). All of the renewable energy projects are under long-term contractual arrangements for the energy produced from these projects. Subsequent to the Offering, NextEra Energy Operating Partners, LP will be comprised of the following projects:

Project Name	MW	Commercial Operation Date	Counterparty	Contract Expiration	Project Financing (Maturity)
Northern Colorado	174.3	Sept. 2009	Public Service Company of Colorado	2029 (22.5 MW) 2034 (151.8 MW)	Mountain Prairie (2030)
Elk City	98.9	Dec. 2009	Public Service Company of Oklahoma	2030	Mountain Prairie (2030)
Moore(a)	20.0	Feb. 2012	Ontario Power Authority(b)	2032	St. Clair (2031)
Sombra(a)	20.0	Feb. 2012	Ontario Power Authority(b)	2032	St. Clair (2031)
Perrin Ranch	99.2	Jan. 2012	Arizona Public Service Company	2037	Canyon Wind (2030)
Conestogo(a)	22.9	Dec. 2012	Ontario Power Authority(b)	2032	Trillium (2033)
Tuscola Bay	120.0	Dec. 2012	DTE Electric Company	2032	Canyon Wind (2030)
Summerhaven(a)	124.4	Aug. 2013	Ontario Power Authority	2033	Trillium (2033)
Genesis	250.0	125 MW Nov. 2013; 125 MW Mar. 2014	Pacific Gas & Electric Co.	2039	Genesis (2038)
Bluewater(a)	59.9	Q3 2014 (expected)	Ontario Power Authority	2034 (Estimated)	N/A

Total	989.6

(a)	Canadian Project Company
(b)	These projects are interconnected directly to a distribution system and are paid directly by the owner of the distribution system, Hydro One Networks Inc.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Basis of presentation—The Company’s combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The combined financial statements were prepared using NEE’s historical basis in the assets and liabilities of the Predecessor, and include all revenues, expenses, assets and liabilities attributed to the Predecessor. The historical combined financial statements also include certain allocations related to income taxes from NEE. Management believes the assumptions and methodology underlying the allocations are reasonable. However, such allocations may not be indicative of the actual level of assets, liabilities and costs that would have been incurred by the Predecessor if it had operated as an independent, publicly-traded company during the periods prior to the Offering or of the costs expected to be incurred in the future. In the opinion of management, the adjustments necessary for a fair presentation of the combined financial statements, in accordance with GAAP have been made. The combined financial statements include NEE Partners’ accounts and operations and those of its subsidiaries in which NEE Partners has a controlling interest. All intercompany transactions have been eliminated in combination. In the opinion of management, any adjustments necessary for a fair presentation of the combined financial statements, in accordance with GAAP, have been made. The usual condition for a controlling financial interest is ownership

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

of a majority of the voting interests of an entity. However, a controlling financial interest may also exist through arrangements that do not involve controlling, voting interests. As such, NEE Partners applies the guidance of Accounting Standards Concepts (ASC) 810, Consolidations, or ASC 810, to determine when an entity that is insufficiently capitalized or not controlled through its voting interests, referred to as a variable interest entity, or VIE, should be consolidated.

Use of Significant Estimates—The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, tax provisions, asset retirement obligations, fair value measurements, purchase price allocations, environmental liabilities and legal costs incurred in connection with recorded loss contingencies, among others. As better information becomes available or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less. The Company primarily holds investments in money market funds.

Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivables are reported on the balance sheet at the invoiced or estimated amount adjusted for any write-offs and the estimated allowance for doubtful accounts. The allowance for doubtful accounts is reviewed periodically based on amounts past due and significance. There was no allowance for doubtful accounts recorded as of December 31, 2013 and 2012.

The American Recovery and Reinvestment Act of 2009, as amended (Recovery Act), provided for an option to elect a cash grant (convertible investment tax credits (CITCs)) for a certain renewable energy property (renewable property)). As of December 31, 2013 and 2012, accounts receivable arising from CITCs were $180.4 million and $66.8 million, respectively. The 2012 receivable of $66.8 million was collected in February 2013 by NEER and accounted for as a non-cash distribution from the Company.

Restricted Cash—Restricted cash consists primarily of funds held to satisfy the requirements of certain project level debt agreements and these funds are held within the project companies per the terms of such debt agreements. These funds are used to pay for certain capital or operating expenditures and current debt service payments as well as to fund required equity contributions, pursuant to the restrictions contained in the debt agreements. For the years ended December 31, 2013 and 2012, the restricted cash balances presented in the combined balance sheets related almost entirely to cash accounts restricted for the use in connection with the construction of Genesis. Those funds are reported as current assets based on the timing of the anticipated use of those funds in construction activities within the next twelve months.

Revenue Recognition—Revenue is generated primarily from various non-affiliated parties under long-term Power Purchase Agreements (PPAs), Feed-in-Tariff (FIT) contracts and Long-Term Renewable Energy Standard Offer Program (RESOP) contracts. The PPAs are accounted for as operating leases. GAAP requires minimum lease payments to be recognized over the term of the lease and contingent rents to be recorded when

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

the achievement of the contingency becomes probable. None of the Company’s operating leases have minimum lease payments, so revenue from these contracts is recognized as energy and any related renewable energy attributes are delivered. Contingent rental revenues from these contracts were $88.6 million and $63.1 million in 2013 and 2012, respectively.

Revenue is recognized as energy and any related renewable energy attributes are delivered, which is when revenue is earned based on energy delivered at rates stipulated in the respective PPAs, FIT Contracts and RESOP Contracts. See Note 10 for more information regarding these contracts.

Revenue recognized in 2013 and 2012 includes revenues from operations located outside of the United States. This revenue was approximately $51.4 million and $26.3 million in 2013 and 2012, respectively.

Revenue also includes the amortization of an intangible contract liability recognized as part of an acquisition and the sale of state tax credits by Elk City Wind, LLC which are recognized as they are generated. The revenue related to the amortization of the intangible liability was $0.5 million and $0.4 million in 2013 and 2012, respectively. The revenue related to the sale of state tax credits was $6.4 million and $3.0 million in 2013 and 2012, respectively.

Concentration of Credit Risk—Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and derivative instruments. Accounts receivable are comprised primarily of amounts due from various non-affiliated parties who are counterparties to the PPAs, FIT contracts and RESOP contracts. There are a limited number of counterparties, which counterparties are entities engaged in the energy industry, and this concentration may impact the overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes in economic, industry or other conditions. If any of these customers’ receivable balances should be deemed uncollectible, it could have a material adverse effect on the Company’s combined results of operations and financial condition. However, management does not believe significant credit risk exists at December 31, 2013, because of the creditworthiness of the counterparties. All amounts due from such counterparties at December 31, 2013 and 2012 have been collected.

Inventories—Spare parts inventories are stated at the lower of weighted average cost or market and are included in other current assets in the Company’s combined balance sheets. Spare parts inventory was $4.3 million and $2.7 million as of December 31, 2013 and 2012, respectively.

Prepaid Expenses—Prepaid expenses primarily include prepayments for insurance and certain land lease contracts. The prepaid is amortized over the term of the arrangement according to the benefits the contractual arrangement provides.

Property, Plant and Equipment, net—Property, plant and equipment consists primarily of development, engineering and construction costs for the renewable energy assets, equipment, land, substations and transmission lines. Property, plant and equipment, excluding land, is recorded at cost and depreciated on a straight-line basis over their estimated useful lives ranging from 3 to 30 years, commencing on the date the assets are placed in service. Maintenance and repairs of property, plant and equipment are charged to operations and maintenance expenses.

CITCs of $445.1 million and $264.7 million as of December 31, 2013 and 2012, respectively, are recorded as a reduction in property, plant and equipment in the combined balance sheets and are amortized as a corresponding reduction to depreciation expense over the estimated life of the related asset. See Note 3.

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Construction Work in Progress—Construction work in progress includes construction materials, turbine generators, solar panel assemblies and other equipment, third-party engineering costs, capitalized interest and other costs directly associated with the development and construction of the various projects. Interest capitalized for the years ended December 31, 2013 and 2012 was approximately $30.0 million and $15.0 million, respectively. Upon commencement of plant operations, costs associated with construction work in progress are transferred to property, plant and equipment, net.

Impairment of Long-Lived Assets—Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured by the difference between an asset’s carrying value and fair value. As of December 31, 2013 and 2012, no impairment adjustments were necessary.

Derivative Instruments and Hedging Activities—Derivative instruments, when required to be marked to market, are recorded on the Company’s combined balance sheets as either an asset or liability measured at fair value. For interest rate swaps, generally the Company assesses a hedging instrument’s effectiveness by using non-statistical methods including dollar value comparisons of the change in the fair value of the derivative to the change in the fair value or cash flows of the hedged item. See Note 6.

Fair Value of Financial Instruments—The carrying amount of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, restricted cash, accounts payable and certain accrued expenses approximates fair value because of the short maturity of those instruments. The fair value of cash and cash equivalents is calculated using current market prices. The Company estimates fair value of long-term debt using estimated current rates for similar borrowings.

Fair Value Measurements—The Company uses several different valuation techniques to measure the fair value of assets and liabilities relying primarily on the market approach of using prices and other market information for identical or comparable assets and liabilities for those assets and liabilities that are measured on a recurring basis. Certain financial instruments may be valued using multiple inputs including discount rates, counterparty credit ratings and credit enhancements. The Company’s assessment of the significance of any particular input to the fair value measurement requires judgment and may affect the fair value measurement of its assets and liabilities and the placement of those assets and liabilities within the fair value hierarchy levels.

Interest Costs—The Company recognizes interest expense using the effective interest method over the life of the related debt. Certain of the Company’s debt include escalating interest rates (see Note 4) that are incorporated into the effective interest rate for the related debt. Deferred interest includes interest expense recognized in excess of the interest payments accrued for the related debt’s stated interest payments and is recorded in other non-current liabilities in the Company’s combined balance sheets.

Deferred Financing Costs—Deferred financing costs include fees and costs incurred to obtain long-term debt and are amortized over the life of the related debt using the effective interest rate established at debt issuance. The Company incurred $42.8 million in deferred financing fees in connection with the issuance of debt. The Company added $5.6 million and $10.9 million of deferred financing costs during the years ended December 31, 2013 and 2012, respectively. Deferred financing costs net of accumulated amortization were $36.3 million and $34.3 million at December 31, 2013 and 2012, respectively, and are included in other noncurrent assets in the Company’s accompanying combined balance sheets. The amortization of deferred

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

financing costs totaled $3.6 million and $2.0 million for the years ended December 31, 2013 and 2012, respectively. Amortization expense is included in interest expense in the Company’s accompanying combined statements of operations and comprehensive income (loss). See Note 4.

Asset Retirement Obligations—Retirement obligations are those for which a legal obligation exists under enacted laws, statutes, and written or oral contracts, including obligations arising under the doctrine of promissory estoppel, and for which the timing or method of settlement may be conditional on a future event.

The Company accounts for asset retirement obligations and conditional asset retirement obligations (collectively, “AROs”) in accordance with GAAP which requires that a liability for the fair value of an ARO be recognized in the period in which it is incurred if it can be reasonably estimated with the offsetting, associated asset retirement cost capitalized as part of the carrying amount of the long-lived asset. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over the asset’s estimated useful life. Changes in the ARO resulting from the passage of time are recognized as an increase in the carrying amount of the liability and as accretion expense, which is included in depreciation and amortization expense in the Company’s combined statements of operations and comprehensive income (loss). Changes resulting from revisions to the timing or amount of the original estimate of cash flows are recognized as an increase or a decrease in the asset retirement cost, or income when the asset retirement cost is depleted.

The Company recorded accretion expense of $0.7 million and $0.1 million in 2013 and 2012, respectively. Additionally, new AROs were established amounting to $10.6 million and $6.7 million in 2013 and 2012, respectively.

Business Combinations—The Company accounts for its business combinations in accordance with ASC 805, Business Combinations, or ASC 805. ASC 805 requires an acquirer to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value at the acquisition date. ASC 805 also requires an acquirer to recognize and measure the goodwill acquired or a gain from a bargain purchase in the business combination and determines what information to disclose to enable users of an entity’s financial statements to evaluate the nature and financial effects of the business combination. Transaction costs are expensed as incurred. See Note 13.

Harmonized Sales Taxes—For the Company’s Canadian projects, a Harmonized Sales Tax (“HST”) composed of a federal and provincial component with taxes collected on sales are netted against those paid on goods and services. The HST collected on sales are recorded as a HST payable while those paid on goods and services are recorded as a HST receivable. As such, these taxes have no impact on the Company’s reported earnings. The net HST is payable or refundable monthly. As of December 31, 2013 and 2012, the HST receivable was approximately $5.1 million and $11.2 million, respectively, and is included in other current assets in the accompanying combined balance sheets. As of December 31, 2013 and 2012 the HST payable was approximately $2.2 million and $0.3 million, respectively, and is included in accounts payable and accrued expenses in the accompanying combined balance sheets.

Income Taxes—The U.S. Project Entities presented in these combined financial statements were historically included in the consolidated federal income tax return of NEE. Income taxes as presented herein attribute current and deferred income taxes to the U.S. Project Entities in a manner that is systematic, rational and consistent with the asset and liability method prescribed by ASC 740, “Accounting for Income Taxes.” Accordingly, the U.S. Project Entities’ income tax provisions are prepared under the “Separate Return Method.”

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

The Separate Return Method applies ASC 740 to the stand-alone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a stand-alone enterprise. Accordingly, the sum of the amounts allocated to the U.S. Project Entities’ provisions may not equal the income taxes that would have resulted from a consolidated filing of these entities. Furthermore, certain tax attributes, such as net operating loss carry forwards and valuation allowances, which are reflected herein, may or may not exist on a consolidated basis.

The Canadian Project Entities have not been included in the consolidated U.S. tax filing of NEE, as they are excluded from the U.S. federal income tax group. The Moore and Sombra Project Entities, as well as St. Clair were Canadian corporations that filed separate Canadian income tax returns and taxes have been provided herein on that basis. Summerhaven and Connestogo Project Entities, as well as Trillium, are Canadian Limited Partnerships from which virtually all of the tax attributes flow through to the owner, which is not a predecessor entity. Because of their flow-through nature, no income taxes have been provided with regard to these entities. No income taxes are provided for Canadian Project Entities that are structured as Canadian Limited Partnerships.

Foreign Operations and Currency Translation—The Company’s reporting currency is the US dollar. The Company’s functional currency for its Canadian Project Companies is the Canadian dollar because Canada is the primary economic environment in which it conducts its Canadian operations. The assets and liabilities of the Canadian Project Companies are translated to US dollars at exchange rates at the balance sheet date. The income and expenses of the Canadian Project Companies are translated to US dollars at exchange rates in effect during each respective period. These adjustments are recorded in accumulated other comprehensive income (“AOCI”).

Earnings Per Share—During the years presented, the Company was an indirect wholly-owned subsidiary of NEE and accordingly, no earnings per share has been calculated.

Subsequent Events—The Company has evaluated subsequent events through April 3, 2014 which is the date the combined financial statements were available to be issued. As of this date, there were no such events that required disclosure.

Recent Accounting Pronouncements—Effective January 1, 2013, the Company adopted FASB Accounting Standards Update (“ASU”) No. 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The adoption of this ASU did not impact the Company’s results of operations, cash flows or financial position.

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

NOTE 3—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following as of December 31 (in millions):

	2013	2012	Range of Useful Lives (in years)
Power-generation assets	$1,713.8	$883.5	5-30
Land improvements and buildings	81.1	42.2	25-30
Land	6.4	6.0
Other depreciable assets	51.3	11.4	3-30

Property, plant and equipment, gross	1,852.6	943.1
Net of:
Accumulated depreciation	(91.6)	(53.9)

Property, plant and equipment, net	$1,761.0	$889.2

Depreciation expense for the years ended 2013 and 2012 was $38.7 million and $23.4 million, respectively. Total net long-lived assets held by operations outside the U.S. amounted to approximately $625.9 million and $506.1 million, respectively, as of December 31, 2013 and 2012.

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

NOTE 4—DEBT

The Company’s long-term debt agreements require quarterly or semi-annual payments of principal and interest. The carrying value and future principal payments of the Company’s long-term debt consist of the following (in millions):

							Total Carrying Value
	2014 (Current)	2015	2016	2017	2018	Thereafter	2013	2012
Canyon Wind:
Term loan—maturing 2030—LIBOR(a) + 2.25—3.25%	$11.9	$11.8	$11.9	$11.8	$12.0	$163.6	$223.0	$231.9
Mountain Prairie:
Senior secured notes—maturing 2030—6.56%	7.8	8.8	10.1	11.2	12.4	239.1	289.4	296.0
Genesis:
Project note—maturing 2038—4.125%	300.0	—	—	—	—	402.0	702.0	702.0
Bank loan—maturing 2019—LIBOR(a) +1.2—1.3%	37.1	31.9	33.4	32.8	—	—	135.2	—
St. Clair:
Canadian dollar denominated Senior secured notes—maturing 2031—4.881%	7.7	7.9	8.1	8.3	8.5	114.0	154.5	173.1
Trillium:
Canadian dollar denominated Senior secured notes—maturing 2033—5.803%	5.8	8.0	9.4	10.2	10.8	251.4	295.6	—

Less: Total current maturities of long-term debt	$370.3	—	—	—	—	—	$370.3	$22.4

Total long-term debt	$—	$68.4	$72.9	$74.3	$43.7	$1,170.1	$1,429.4	$1,380.6

(a)	LIBOR, London InterBank Offered Rate, is three-month LIBOR.

As of December 31, 2013 and 2012, the Company is in compliance with all financial debt covenants.

Canyon Wind, Mountain Prairie, St. Clair and Trillium – Substantially all of the proceeds from the term loan and senior secured notes were used to reimburse NEER, in part, for its capital contributions related to the development and construction of the facilities. The term loan and senior secured notes are secured by liens on the facilities’ assets and certain other assets of, and the ownership interest, in the legal entities that own the projects (“Project Owners”). Total assets secured by these liens were approximately $1,294.5 million and $1,261.0 million as of December 31, 2013 and 2012, respectively. The debt agreements contain default and related acceleration provisions. Such provisions include but are not limited to the failure to make required payments or to comply with other covenants in the loan agreement and related documents, actions by the Project Owners or by other parties under specified agreements relating to the projects or the loan agreement and certain bankruptcy-related events.

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

The Canyon Wind loan agreement contains provisions which, under certain conditions, restrict the payment of dividends and other distributions. As of December 31, 2013 no such conditions existed.

Genesis Project Note and Bank Loan – Genesis was funded with a combination of NEER equity contributions and project level debt. The debt funding occurred on August 26, 2011 and was achieved through the issuance of a $702.0 million project note (“Project Note”), a $150.0 million variable-rate term loan, and an $82.9 million letter of credit facility. Principal payments on the Project Note begin in 2020, except for any CITC proceeds received, which are required to be used for repayment of principal in accordance with the loan agreement, and any shortfall required to be contributed by NEER to achieve any minimum payment amounts.

The term loan represents a credit agreement to obtain a bank loan facility (the “Bank Loan”). The Bank Loan is funded, subject to satisfaction of certain conditions precedent, as needed for construction of the project no more frequently than once per month.

The Bank Loan is pari passu to the Project Note. The financing documents related to the Bank Loan contain default and related acceleration provisions for, among other things, the failure to make required payments, failure to comply with certain covenants (including a requirement that construction of the Genesis Project must be completed by CODs as defined by the power purchase agreement and large generator interconnection agreement), certain bankruptcy-related events, and other actions by Genesis or other parties. In addition, NEECH, a wholly owned subsidiary of NextEra, entered into a guarantee agreement to guarantee the payment of certain obligations in connection with the development, engineering, construction and financing activities of the project. At inception the guarantee was $1,408.0 million, which would be adjusted by the required capital contributions made by NEER. As of December 31, 2013 and 2012, the guarantee was approximately $1,049.2 million and $1,214.2 million, respectively.

Under the terms of the Bank Loan payments are accelerated to meet the target loan balance defined in the agreement if Genesis has excess cash.

The DOE has guaranteed 80% of the principal amount and regularly scheduled interest on both the Project Note and the Bank Loan.

The letter of credit facility is used to support certain reserves associated with the Genesis financing as well as security for obligations under power purchase and interconnection agreement obligations.

The Project Note, Bank Loan, and letter of credit facility are secured by liens on all of Genesis’ assets, which are approximately $1,277.4 million and $1,010.3 million as of December 31, 2013 and 2012, respectively.

NOTE 5—CASH MANAGEMENT AGREEMENTS

The debt agreements require the Company to maintain certain unrestricted and restricted cash accounts. In place of maintaining balances in these accounts, all of the Project Owners except the Genesis Project Owner have entered into cash management guarantee agreements with NEECH, a wholly owned subsidiary of NEE. The guarantee agreements allow NEECH to sweep excess cash balances out of the Project Owners’ cash accounts and into NEECH’s cash accounts with a guarantee in place that requires NEECH to remit the cash back to the Project Owners as it is needed to fund operations, debt payments, and other expenditures. The cash sweep into NEECH’s cash account is accounted for as an equity distribution and the cash remitted back to the Project Owners is

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

accounted for as an equity contribution on the accompanying combined statements of changes in members’ equity. Restricted cash as of December 31, 2013 and 2012 approximates $2.4 million and $251.9 million, respectively. Total amount of NEECH guarantees associated with cash management agreements as of December 31, 2013 and 2012 was $60.2 million and $59.8 million, respectively.

NOTE 6—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

The Company recognizes all derivative instruments, when required to be marked to market, on the balance sheet as either assets or liabilities and measures them at fair value each reporting period. In connection with its debt financings in September 2012, the Company entered into interest rate swap agreements to manage interest rate cash flow risk. Under the interest rate swap agreements, the Company pays a fixed rate of interest and receives a floating rate of interest over the term of the agreements without the exchange of the underlying notional amounts. These agreements allow the Company to offset the variability of its floating-rate loan interest cash flows with the variable interest cash flows received from the interest rate swap agreements. The commencement and termination dates of the interest rate swap agreements and the related hedging relationship coincide with the corresponding dates of the underlying variable-rate debt instrument, which matures in 2030. As of December 31, 2013 and 2012, the combined notional amounts of the swap agreements were approximately $211.8 million and $220.2 million, respectively. In order to apply hedge accounting, the transactions must be designated as hedges and must be highly effective in offsetting the hedged risk. For interest rate swaps, generally the Company assesses a hedging instrument’s effectiveness by using non-statistical methods including dollar value comparisons of the change in the fair value of the derivative to the change in the fair value or cash flows of the hedged item. Hedge effectiveness is tested at the inception of the hedge and on at least a quarterly basis throughout the hedge’s life. The effective portion of changes in the fair value of derivatives accounted for as cash flow hedges are deferred and recorded as a component of AOCI. The amounts deferred in AOCI are recognized in earnings when the hedged transactions occur. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss is reported in current earnings.

Approximately $3.8 million of net losses included in AOCI at December 31, 2013 is expected to be reclassified into interest expense within the next 12 months as interest payments are made. Such amount assumes no change in interest rates. Cash flows from these interest rate swap contracts are reported in cash flows from operating activities in the Company’s combined statements of cash flows.

The fair values of the Company’s derivative instruments designated as cash flow hedging instruments are included in the Company’s combined balance sheets as follows:

	December 31, 2013		December 31, 2012
	Assets	Liabilities	Assets	Liabilities
	(in millions)
Interest rate swaps:
Other non-current assets	$18.2	$—	$—	$—
Other current liabilities	$—	$3.7	$—	$3.8

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Gains (losses) related to the Company’s cash flow hedges are recorded in the Company’s combined financial statements as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012
	(in millions)
Interest rate swaps:
Gains (losses) recognized in OCI	$14.3	$(3.8)
Gains reclassified from AOCI to net income(a)	$4.0	$—

(a)	Included in interest expense.

NOTE 7—FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities are determined using either unadjusted quoted prices in active markets (Level 1) or pricing inputs that are observable (Level 2) whenever that information is available and using unobservable inputs (Level 3) to estimate fair value only when relevant observable inputs are not available. The Company uses several different valuation techniques to measure the fair value of assets and liabilities relying primarily on the market approach of using prices and other market information for identical or comparable assets and liabilities for those assets and liabilities that are measured at fair value on a recurring basis. Certain financial instruments may be valued using multiple inputs including discount rates, counterparty credit ratings and credit enhancements. The Company’s assessment of the significance of any particular input to the fair value measurement requires judgment and may affect the fair value measurement of its assets and liabilities and the placement of those assets and liabilities within the fair value hierarchy levels. Non-performance risk, including the consideration of a credit valuation adjustment, is also considered in the determination of fair value for all assets and liabilities measured at fair value. All transfers between fair value hierarchy levels occur at the beginning of the period in which the transfer occurred.

Cash Equivalents and Restricted Cash—Cash equivalents and restricted cash consist of short-term, highly liquid investments with original maturities of three months or less. The Company primarily holds these investments in money market funds. The fair value of these funds is calculated using current market prices.

Interest Rate Swaps—The Company estimates the fair value of its derivatives using a discounted cash flows valuation technique based on the net amount of estimated future cash inflows and outflows related to the swap agreements. The primary inputs used in the fair value measurements include the contractual terms of the derivative agreements, current interest rates and credit spreads. The significant inputs from the resulting fair value measurement are market-observable inputs and the measurements are reported as Level 2 in the fair value hierarchy.

Contingent Consideration—The Company accrued contingent consideration related to a March 2012 acquisition as discussed in Notes 13 and 15. Contingent consideration is required to be reported at fair value at each reporting date. The Company determined this fair value measurement using information provided by the counterparty to the arrangement and its own internal cash flow estimates. The significant inputs and assumptions used in the fair value measurement included expected or modeled energy output contractually defined in the acquisition contract, the projects’ actual energy output, and the related project’s contract price. This fair value measurement is sensitive to actual production from the projects. The other inputs used in the fair value

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

measurement are known and do not change over time. The fair values determined as of the acquisition date and as of December 31, 2012, were consistent and therefore no changes in fair value were reported for 2012. This liability was settled in 2013 for $3.7 million. The difference between the fair value at December 31, 2012 and the fair value of the consideration paid in settling the liability was reported in earnings. See Note 13.

The Company’s financial assets and liabilities and other fair value measurements made on a recurring basis by fair value hierarchy level are as follows (in millions):

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$26.6	$—	$—	$26.6
Restricted cash	2.4	—	—	2.4
Interest rate swaps	—	14.5	—	14.5

Total assets	$29.0	$14.5	$—	$43.5

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$21.0	$—	$—	$21.0
Restricted cash	251.9	—	—	251.9

Total assets	$272.9	$—	$—	$272.9

Liabilities:
Interest rate swaps	$—	$3.8	$—	$3.8
Contingent consideration	—	—	8.8	8.8

Total liabilities	$—	$3.8	$8.8	$12.6

Fair Value of Financial Instruments Recorded at the Carrying Amount—The carrying amounts of cash and cash equivalents, accounts receivable and restricted cash approximate their fair values. The carrying amounts and estimated fair values of other financial instruments, excluding assets and liabilities which are recorded at fair value and disclosed above, are as follows (in millions):

	December 31, 2013		December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes receivable(a)	$3.7	$3.7	$11.9	$11.9
Long-term debt, including current maturities(b)	$1,799.6	$1,814.8	$1,402.9	$1,460.7

(a)	Primarily classified as held to maturity. Fair value approximates carrying amount as they bear interest primarily at variable rates and have short to mid-term maturities (Level 2).
(b)	Fair value is estimated based on the borrowing rates as of each date for similar issues of debt with similar remaining maturities (Level 2).

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

NOTE 8—RELATED PARTY TRANSACTIONS

Each project entered into O&M and administrative services agreements with subsidiaries of NEER whereby the projects pay a certain annual fee plus actual costs incurred in connection with certain services performed under these agreements. These services include O&M and administrative services. The Company’s operating expenses for the years ended December 31, 2013 and 2012 include $2.3 million and $1.3 million, respectively, related to such services. Additionally, Northern Colorado Wind Energy, LLC pays an affiliate for transmission services. The Company’s transmission expense for the years ended December 31, 2013 and 2012 represents the fees paid for these services. The net payables at December 31, 2013 and 2012, for these services, as well as for payroll and other payments made on behalf of these projects, were approximately $15.1 million and $6.7 million, respectively, and are included in due to related parties on the Company’s combined balance sheets.

Related Party Notes—On March 27, 2012, Moore and Sombra executed a promissory note with NEEC, an indirect wholly-owned subsidiary of NEER, for $95.5 million and $95.6 million, respectively. The $191.1 million of proceeds received from the issuance of the notes were used to acquire the solar facilities as discussed in Note 13. These related party notes were settled through the proceeds from issuance of $175.7 million senior secured notes with a unrelated third party bank. The remaining unpaid principal of $20.6 million and the related accrued interest of $3.5 million were forgiven by NEEC and were recorded as a non-cash equity contribution in the Company’s accompanying combined balance sheets and statements of changes in members’ equity.

NOTE 9—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Accumulated Other Comprehensive Income (Loss)
	Net Unrealized Gains (Losses) on Cash Flow Hedges	Net Unrealized Gains (Losses) on Foreign Currency Translation	Total
	(in millions)
Balances, December 31, 2011	$—	$—	$—
Other comprehensive income (loss) before reclassification	(3.8)	2.4	(1.4)

Balances, December 31, 2012	(3.8)	2.4	(1.4)
Other comprehensive income (loss) before reclassification	9.9	(26.8)	(16.9)
Amounts reclassified from AOCI to interest expense	2.8	—	2.8

Net other comprehensive income (loss)	12.7	(26.8)	(14.1)

Balances, December 31, 2013	$8.9	$(24.4)	$(15.5)

NOTE 10—ENERGY SALES CONTRACTS

The Project Owners have entered into a variety of energy sales contracts including PPAs, RESOP Contracts and FIT Contracts. These contracts between the projects and non-affiliated counterparties stipulate the prices and terms for the sale of energy. The PPAs obligate the counterparty to take all or part of the output from a project for a stipulated price and defined term, typically 20 or more years commencing at COD. The RESOP Contracts and FIT Contracts obligate the project to deliver all output to the counterparty or into the IESO-managed system, as applicable, for a stipulated price and defined term, typically 20 or more years commencing at COD. The prices can be fixed at a stated amount throughout the contractual period or may fluctuate during the term.

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Certain PPAs include minimum production levels to be delivered by the project or require the project to achieve availability thresholds. An extended failure to deliver minimum energy quantities or to meet minimum availability levels could, in some cases, entitle the purchaser to claim and receive damages or, in certain cases, terminate the contract or reduce the contract price. Capital Holdings has also guaranteed performance obligations for some PPAs and payment of any obligations from the transactions contemplated by certain agreements. As of December 31, 2013 and 2012, the total guarantees related to these agreements totaled approximately $81.9 million. The projects with PPAs include Perrin Ranch, Tuscola Bay, Northern Colorado, Elk City and Genesis.

RESOP Contracts are long-term fixed-price agreements, between the projects and Ontario Power Authority. The projects with RESOP Contracts include Moore and Sombra.

FIT Contracts are long-term fixed-price agreements with certain price escalations based on Ontario CPI between the projects and Ontario Power Authority for electricity delivered to the Ontario, Canada grid. The projects with FIT Contracts include Conestogo, Summerhaven and Bluewater. HONI, the local distribution company to which Conestogo connects, pays Conestogo a fixed price. Summerhaven and Bluewater sell their output into the IESO-managed system. The FIT Contracts are structured as contracts for differences. Although these contracts are based on fixed prices, there are certain circumstances where the pricing may vary. When HOEP is negative, Conestogo is paid only the difference between the indexed contract price and the absolute value of HOEP during those hours, and Summerhaven and Bluewater earn the indexed contract price but may not be compensated for negative HOEP.

NOTE 11—INCOME TAXES

The components of income tax expense (benefit) are as follows for the years ended December 31, (in millions):

	2013	2012
Federal:
Current	$—	$—
Deferred	12.3	(10.1)

Total federal	12.3	(10.1)

State:
Current	—	—
Deferred	2.2	(2.2)

Total State	2.2	(2.2)

Foreign
Current	—	—
Deferred	3.8	3.4

Total foreign	3.8	3.4

Total income tax expense (benefit)	$18.3	$(8.9)

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

A reconciliation of U.S. federal income tax at the statutory rate to the project entities’ actual income taxes is as follows for the years ended December 31 (in millions):

	2013	2012
Income tax expense at 35% statutory rate	$10.3	$2.5
Increases (reductions) resulting from:
State income taxes—net of federal tax benefit	1.4	(1.5)
Convertible ITCs	(31.5)	(20.6)
Foreign tax differential	(1.2)	(1.1)
Effect of flow through entity	(3.8)	—
Valuation allowance	43.0	11.7
Other—net	0.1	0.1

Income tax expense (benefit)	$18.3	$(8.9)

The effective tax rate was 62.9% and (125.4)% for the years ended December 31, 2013 and 2012, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These items are stated at the enacted tax rates that are expected to be in effect when taxes are actually paid or recovered. The Project Entities believe that it is more likely than not that the deferred tax assets as shown below, net of the valuation allowances, will be realized due to sufficient future taxable income.

The income tax effects of temporary differences giving rise to combined deferred income tax liabilities and assets as of December 31, for the Company are as follows (in millions):

	2013	2012
Deferred tax liabilities:
Property	$(185.5)	$(154.3)
Net unrealized gains	(5.6)	—
Other	(0.3)	(0.2)

Total deferred tax liabilities	(191.4)	(154.5)
Deferred tax asset:
Net operating loss	227.1	191.3
Property	35.1	9.0
Tax credit carryforwards	19.3	18.0
Power purchase agreements	2.2	2.5
Net unrealized gains	—	1.5
Intangible	1.9	0.9
Other	0.4	0.1
Valuation allowance	(78.2)	(28.9)

Total deferred tax asset	207.8	194.4

Net deferred tax asset	$16.4	$39.9

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Deferred tax assets and liabilities included on the combined balance sheets are as follows as of December 31 (in millions):

	2013	2012
Other current assets	$1.4	$—
Deferred income taxes	29.0	43.5
Other current liabilities	(0.2)	(0.2)
Other noncurrent liabilities	(13.8)	(3.4)

Net accumulated deferred income taxes	$16.4	$39.9

The components of deferred tax assets relating to net operating loss carryforwards and tax credit carryforwards at December 31, 2013 are as follows (in millions):

	Amount	Expiration Dates
Net operating loss carryforwards:
Federal	$200.0	2029 - 2033
State	27.0	2022 - 2033
Foreign	0.1	2031 - 2033

Net operating loss carryforwards	$227.1

Tax credit carryforwards	$19.3	2017 - 2029

Accounting guidelines prescribes a more-likely-than-not recognition threshold and establishes measurement requirements for financial statement reporting of income tax positions which the Company has adopted. The Company has assessed the impact of these accounting guidelines and has concluded there is no material impact on the combined financial statements. As of December 31, 2013 and 2012 there were no material uncertain tax positions. The open tax years are 2011, 2012 and 2013.

NOTE 12—OTHER AGREEMENTS & GUARANTEES

Perrin Ranch entered into a Large Generator Interconnection Agreement (“LGIA”) with APS for the purposes of interconnecting Perrin Ranch with the Navajo Project southern transmission system. Under the terms of the LGIA, APS is required to reimburse Perrin Ranch for costs incurred to upgrade the interconnection facilities. As of December 31, 2013 and 2012, Perrin Ranch had a long-term note receivable of approximately $3.4 million and $3.1 million, respectively, related to this agreement included in other non-current assets and a corresponding reduction to property, plant and equipment. Additionally, NEECH has provided a $1.1 million guarantee on behalf of Perrin Ranch Wind in connection with its performance of obligations related to the LGIA.

Tuscola Bay entered into a Generator Interconnection Agreement (“GIA”) with METC and the Midwest Independent Transmission System Operator, Inc. for the purpose of interconnecting Tuscola Bay with METC’s transmission system. Under the terms of the GIA, METC is required to reimburse the Tuscola Bay for a portion of the costs incurred to upgrade the interconnection facilities. As of December 31, 2012, Canyon Wind, as the project owner, had a short-term note receivable of approximately $8.4 million related to this agreement included in other current assets. The receivable was collected in February 2013.

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Elk City entered into a LGIA with Southwest Power Pool, Inc. and PSO for the purpose of interconnecting Elk City with PSO’s transmission system. Under the terms of the LGIA, Elk City is entitled to reimbursement from other generators connecting to the same new SPP substation for a portion of the costs incurred to upgrade the interconnection facilities. As of December 31, 2013 and 2012, Elk City had accounts receivable of $0.3 million and $0.4 million, respectively, related to this agreement included in other non-current assets.

NOTE 13—ACQUISITION OF ASSETS

On February 22, 2012, construction of Moore and Sombra was substantially complete with all 40 MW operational. On March 5, 2012, St. Clair acquired the Moore and Sombra solar facilities from First Solar. The projects were substantially complete with all 40 MW operational at closing. The OPA consented to assigning the power purchase agreements with FSDCI to Moore and Sombra as of the closing. Additionally on March 5, 2012, certain substantial performance lien holdbacks and other pending construction liabilities were still payable to First Solar. These performance lien holdbacks amounted to $22.1 million, and are included within $32.1 million of total liabilities assumed as part of the acquisition. The performance lien holdbacks were subsequently paid by Moore and Sombra, of which $20.8 million was reimbursed by NEEC and settled as equity contributions. The general sales tax on the acquisition amounted to $21.5 million. A receivable was recorded for the expected reimbursement of such taxes from the Canadian government, which is included within the $21.8 million of other assets assumed as part of the acquisition. The general sales tax reimbursement received by the projects was remitted to NEEC.

Funds to purchase the solar facilities acquired by Moore and Sombra were paid by NEEC on March 9, 2012, pursuant to an intercompany note agreement between Moore and Sombra and NEEC. This agreement was executed on March 27, 2012. See Note 4 and Note 8 regarding the financing of this acquisition.

The total purchase price of the acquisition was allocated to the projects’ identifiable tangible and intangible assets acquired and liabilities assumed based on the respective assets and liabilities’ fair values as of March 5, 2012. The fair values were determined and allocated based on assumptions related to purchase price, future cash flows, discount rates, asset lives, revenue contract forecasts, and market-based revenue forecasts using then currently available information. Purchase price was based on cash consideration as well as assets acquired and liabilities assumed. Consideration included an initial payment of $192.4 million and a contingent payment estimated at $8.8 million at the acquisition date and due at the end of a test period, subject to adjustment during that test period. The contingent consideration was included in accrued expenses at December 31, 2012, with a fair value of $8.8 million. See Notes 7 and 15 for more information about this liability and its fair value measurement. There was no goodwill recorded as a result of the acquisition transaction. The fair value of the power purchase agreements non- current liabilities assumed was determined using a discounted cash flow analysis considering variables such as net capacity factors, discount rates based on the projects’ weighted average cost of capital, and proxy prices for expected power purchase agreements at market rates.

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

The estimated fair values of the assets acquired and liabilities assumed and related purchase price adjustments are as follows (in millions):

Purchase price assigned to the transaction	$201.2

Property, plant and equipment	211.5
Other assets	21.8

Total assets acquired	233.3
Total liabilities assumed	32.1

Net identifiable assets acquired	$201.2

The fair values indicated above and related purchase price include a measurement period adjustment related to property, plant and equipment and contingent consideration for the energy performance bonus test described above and in Note 15 of approximately $8.8 million.

The amount of revenue earned prior to the March 5, 2012 acquisition date was not significant. The amount of revenue, operating income and net income from Moore and Sombra from March 5, 2012 through December 31, 2012 was $25.9 million, $18.8 million and $12.0 million, respectively. The amount of revenue, operating income and net income for the year ended December 31, 2013, was $26.2 million, $22.9 million and $20.6 million, respectively.

NOTE 14—INTANGIBLE LIABILITIES

The Company’s intangible liabilities as of December 31, 2013 and 2012 include amounts established from its business acquisition as described in Note 13. That acquisition resulted in St. Clair assuming liabilities for the acquired RESOP Contracts. The acquired value represents the fair value of the RESOP Contracts, which were out-of-the-money contracts, at the acquisition date. The recorded intangible liabilities will be amortized to operating revenues over the term of the RESOP Contracts through February 2032, according to the cash flow benefits or detriments associated with the contracts as determined at acquisition. The liabilities as of December 31, 2013 and 2012 were $8.3 million and $9.5 million, respectively and are included in other noncurrent liabilities in the accompanying combined balance sheets. NEE Partners recorded $0.5 million and $0.4 million of amortization in 2013 and 2012, respectively. The remaining change in the liabilities for the year ended relates to foreign currency translation. Estimated amortization over the next five years is approximately $0.5 million in each year.

NOTE 15—COMMITMENTS AND CONTINGENCIES

Land Use Commitments—The Project Owners are parties to various agreements that provide for payments to landowners for the right to use the land upon which the projects are located. These leases and easements can typically be renewed by the Project Owners for numerous terms. The annual fees range from minimum rent payments varying by lease to maximum rent payments of a certain percentage of gross revenues, varying by lease. Total lease expense was $5.8 million and $2.8 million for the years ended December 31, 2013 and 2012, respectively, and is classified as operations and maintenance expenses in the Company’s accompanying combined statements of operations and comprehensive income (loss).

Genesis’ land leases includes a right-of-way lease/grant that provides for payments to the BLM for the right to use the public lands upon which the project is located. The lease may be renewed at expiration at

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Genesis’ option and will be subject to the regulations existing at the time of renewal. In connection with the terms of this lease, Genesis obtained a surety bond from a non-affiliated party in favor of BLM for $23.0 million. The surety bond remains in effect until the BLM is satisfied that there is no outstanding liability on the bond or satisfactory replacement bond coverage is furnished.

As the base rent and the MW capacity fee are both based on fair value, these payments are considered contingent rent and, therefore, expense is recognized as incurred.

The total minimum rental commitments at December 31, 2013 under these land use agreements are as follows (in millions):

Year Ending December 31,	Land Use Commitments
2014	$3.7
2015	3.8
2016	3.8
2017	3.9
2018	4.0
Thereafter	116.3

Total minimum land use payments	$135.5

Development, Engineering, and Construction Commitments—Certain Project Owners had several open EPC contracts procured to develop, engineer and construct the various solar- and wind-power generating facilities. Those contracts require varying payment terms and some include performance obligations that allow the companies to receive liquidated damages if the contractor does not perform. During the years ended December 2013 and 2012, the Project Owners have purchased $228.2 million and $162.7 million under these contracts, respectively, which have been capitalized in construction work in progress. At December 31, 2013, Genesis and Bluewater had several open EPC contracts related to the procurement of materials and services in connection with development, engineering, and construction of the related projects. Total commitments as of December 31, 2013, were $1,123.4 million and the remaining commitment as of December 31, 2013 was $62.8 million.

Letter of Credit Facility—In conjunction with the debt agreements entered into by Genesis, Genesis entered into a letter of credit facility (the “LOC Facility”), under which Banco Bilbao Vizcaya Argentaria, S.A. (the “LOC Lender”) may issue standby letters of credit not to exceed $82.9 million, with a maturity date of August 15, 2017 (“Maturity”). In April 2012, the LOC Lender’s credit rating was downgraded, and the LOC Lender was replaced with Rabobank Nederland in November 2012.

The LOC Facility is being utilized to support Genesis’ debt service reserve obligations under the loan agreements, development security and performance assurance collateral required under the PPA and other obligations relating to the Project, including the LGIA. The LOC Facility does not benefit from a DOE guarantee.

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

The purpose and amounts of the contemplated letters of credit are as follows (in millions):

LOC Facility Purpose	Amount (in millions)	Approximate LOC Outstanding Dates as of 12/31/13
Debt Service Reserve	$35.0	4/1/2014—Maturity
Operations & Maintenance Reserve	10.0	12/2/2013—Maturity
PPA Security	25.0	9/9/2011—Maturity
LGIA	11.7	9/23/2011—Maturity
Permit Requirements	1.2	12/20/2010—Maturity

Total	$82.9

In connection with the California Energy Commission (“CEC”) approval, Genesis and an affiliate entered into a standby letter of credit in favor of Riverside County Fire Department on December 20, 2010 for $0.9 million, which will automatically renew each year until no later than December 31, 2015 unless written notice is provided that the letter of credit will not be extended. On January 11, 2011, Genesis and an affiliate entered into an additional standby letter of credit in favor of Riverside County Fire Department for $0.4 million, which will automatically renew each year until no later than December 31, 2044 unless written notice is provided that the letter of credit will not be extended. Both letters of credit remained in effect as of December 31, 2013 and 2012.

Legal and Other Related Matters—A complaint was filed on December 27, 2010, which challenged BLM’s approval of the proposed construction and operation of Genesis . While the Company was not named as a defendant in the complaint, it was granted Intervenor-Defendant status in the action on April 18, 2011.

As a result of motions practice, five of the seven claims were dismissed and two remain. The Court entered a scheduling order requiring the Plaintiffs to file for summary judgment by a certain date, which the Plaintiffs subsequently failed to do. Genesis will move for summary judgment and a court decision is expected for the second quarter of 2014. Although the Company is unable to predict with certainty the outcome of this matter, it is expected that the ultimate resolution will not have a material adverse impact on the Company’s operations and accompanying financial statements.

In January 2012, Native American artifacts were found in an approximate 350-acre area in the western portion of Genesis and, in response, BLM and CEC mandated a work stoppage over the affected area. Under the Programmatic Agreement, the Historic Properties Treatment Plan governs the protocol to be followed when such artifacts are discovered during construction. The first step is determination of whether the artifact findings are potentially significant and whether avoidance of the site is feasible. If avoidance is not feasible, the second step is development of a testing plan to evaluate the site. If the artifact findings are determined to be significant, a controlled grading plan must be submitted to the BLM and CEC.

Genesis submitted the required documentation to the BLM and CEC, and a controlled grading plan was approved by the BLM in February 2012. The work stoppage mandate was then reduced from the original affected acreage to 126 acres in the solar field and an additional 38 acres in the drainage channel, allowing certain critical path work to resume. In March 2012, Genesis responded to the BLM and CEC explaining its position that avoidance of the remaining work stoppage areas is infeasible. In May 2012, the BLM and CEC granted a Notice to Proceed (“NTP”) on the remaining affected acreage, predicated upon Genesis’ implementation of the mitigation plan described in the NTP.

NEXTERA ENERGY PARTNERS, LP (Predecessor)

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

On May 17, 2012, a complaint was filed by the Colorado River Indian Tribes (“CRIT”), which sought to restrain trenching ordered by the BLM to determine what types of artifacts may have been located within a limited area, which is comprised of roughly 126 acres within the 1,950 acre project footprint at the site. This lawsuit did not seek to prevent other construction activities that were ongoing elsewhere at Genesis. Genesis intervened in the action on May 17, 2012 and opposed the Plaintiff’s motion for Temporary Restraining Order. The Plaintiff’s motion for Temporary Restraining Order and Preliminary Injunction was denied. Subsequently, the Plaintiff appealed the decision and sought an emergency injunction before the Court of Appeals for the Ninth Circuit, which was also denied. Genesis reached a confidential non-monetary settlement with the CRIT and a Stipulation of Dismissal was filed on January 28, 2013, ending the litigation.

Energy Performance Bonus Agreement—Under the EPC Contracts an energy performance test was to be performed on Moore and Sombra after COD. In the event that the actual energy production for these facilities was greater than the adjusted expected energy production for such facilities as defined in the EPC Contracts these projects would pay FSDCI a one- time Energy Performance Test Bonus for the production from May 2012 through May 2013 based on a contractually defined energy model. At acquisition and as of December 31, 2012, the Company had estimated the fair value of the bonus payout to be $8.8 million. See Notes 7 and 13.

Upon the conclusion of the energy performance test period in May 2013, FSDCI updated its analysis using final production data and the assumptions agreed to by the parties during the test period which was confirmed by the Company. The updated analysis resulted in a final energy performance test bonus of $3.7 million which was paid in June 2013. The difference between the amount estimated and accrued, $8.8 million, and the final amount paid, $3.7 million, represents an adjustment that occurred after the measurement period had concluded for a business acquisition. This gain, $4.8 million, is included in other income in the Company’s accompanying combined statements of operations and comprehensive income (loss) for the year ended December 31, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of

NextEra Energy Partners, LP:

We have audited the accompanying balance sheet of NextEra Energy Partners, LP (the “Company”) as of March 6, 2014 (date of inception). This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of NextEra Energy Partners, LP as of March 6, 2014 (date of inception), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Boca Raton, Florida

April 3, 2014

NEXTERA ENERGY PARTNERS, LP

Balance Sheet

As of March 6, 2014 (date of inception)
Partners’ equity
General partner	$10,000
General partner contribution receivable	(10,000)
Limited partner	100
Limited partner contribution receivable	(100)

Total partners’ equity	$—

The accompanying notes are an integral part of the balance sheet.

NEXTERA ENERGY PARTNERS, LP

NOTES TO BALANCE SHEET

As of March 6, 2014 (date of inception)

NOTE 1—ORGANIZATION AND NATURE OF BUSINESS

NextEra Energy Partners, LP (“NEE Partners”, or the “Company”), was formed as a Delaware limited partnership on March 6, 2014 and is an indirect wholly-owned subsidiary of NextEra Energy, Inc., a Florida corporation whose common stock is listed on the New York Stock Exchange. NEE Partners intends to be a growth-oriented limited partnership which was formed to own, operate and acquire clean and contracted generation assets with stable long-term cash flows. NEE Partners plans to acquire a limited partner interest in NextEra Energy Operating Partners, LP (“NEE Operating LP”). NEE Partners also plans to own 100% of and control the general partner of NEE Operating LP.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Basis of presentation—The NEE Partners balance sheet has been prepared in accordance with accounting principles generally accepted in the U.S. Separate statements of income, changes in partners’ equity and cash flows have not been presented in the financial statements because there have been no activities of NEE Partners other than those related to its formation.

Subsequent Events—The Company has evaluated subsequent events through April 3, 2014 which is the date the balance sheet was available to be issued. As of this date, there were no subsequent events that required disclosure.

NOTE 3—PARTNERS’ EQUITY

NEE Partners is owned by its general partner, NextEra Energy Partners GP, Inc. and its limited partner, NextEra Energy Equity Partners, LP. In accordance with the NEE Partners partnership agreement, the general partner has agreed to fund $10,000 and the limited partner has agreed to fund $100. The contribution receivables from the general partner and the limited partner are reflected as a reduction to partners’ equity.

APPENDIX A

A-1

APPENDIX B

B-1

APPENDIX C

GLOSSARY

References within this prospectus to:

“1603 Cash Grant” refers to a cash grant under ARRA Section 1603;

“1603 Cash Grant Program” refers to the cash grant program under ARRA Section 1603;

“APS” refers to the Arizona Public Service Company. According to recent SEC filings by APS, APS is a vertically-integrated electric utility that provides service to approximately 1.2 million customers in Arizona;

“ARRA” refers to the American Recovery and Reinvestment Act of 2009;

“ASA” refers to an administrative services agreement;

“BLM” refers to the U.S. Bureau of Land Management;

“Bureau of Reclamation” refers to the U.S. Department of Interior’s Bureau of Reclamation;

“Canada CPI” refers to Canada’s Consumer Price Index;

“COD” refers to the commercial operation date;

“DOE” refers to the U.S. Department of Energy;

“DTE Electric” refers to DTE Electric Company. Formerly known as The Detroit Edison Company, DTE Electric is a Michigan public utility engaged in the generation, purchase, distribution and sale of energy to approximately 2.1 million customers in a 7,000 square mile area in southeastern Michigan;

“EIA” refers to the U.S. Energy Information Association;

“Energy Sale Counterparty” refers to the customer under a PPA, FIT Contract or RESOP Contract;

“environmental attributes” refer to the environmental benefits associated with the energy produced from renewable energy facilities, including renewable energy credits, emissions offsets or avoidance;

“EPA” refers to the U.S. Environmental Protection Agency;

“ERISA” refers to the Employee Retirement Income Security Act of 1974;

“ERO” refers to the Electric Reliability Organization;

“FCPA” refers to the Foreign Corrupt Practices Act of 1977;

“FERC” refers to the U.S. Federal Energy Regulatory Commission;

“FIT Program” refers to the Province of Ontario’s Feed-In Tariff Program, which was created to encourage and promote greater use of renewable energy sources;

APPENDIX C

“FIT Contract” refers to an agreement between the owner of an electricity generation project located in the Province of Ontario and the OPA awarded under the FIT Program;

“FPA” refers to the U.S. Federal Power Act;

“GAAP” refers to generally accepted accounting principles;

“GW” refers to a gigawatt, or 1,000 megawatts;

“HOEP” refers to the Hourly Ontario Energy Price, which sometimes is commonly referred to as Market Clearing Price (or MCP) or the real-time market price for energy, though technically the MCP is defined over the applicable dispatch interval, currently every five minutes.

“HONI” refers to Hydro One Networks, Inc.;

“IEA” refers to the International Energy Agency;

“IESO” refers to an Independent Electricity System Operator, which is responsible for managing the Province of Ontario’s bulk electricity system;

“IPPs” refer to independent power producers;

“IRS” refers to the Internal Revenue Service;

“ITCs” refer to investment tax credits;

“kV” refers to a kilovolt, or 1000 volts;

“LADWP” refers to the Department of Water and Power of the city of Los Angeles;

“LTEP” refers to a Long Term Energy Plan;

“METC” refers to the Michigan Electric Transmission Company, LLC;

“MRDCL” refers to the prescribed minimum required domestic content level under a FIT Contract that requires energy suppliers to source a certain minimum percentage of their equipment and services from Ontario resident suppliers;

“MW” refers to a megawatt, or 1,000,000 watts;

“MWh” refers to megawatt hours;

“NEB” refers to the National Energy Board (Canada);

“NERC” refers to the North American Electric Reliability Corporation;

“NV Energy” refers to Nevada Power Company d/ b/a NV Energy;

“O&M” refers to operations and maintenance services;

“Ontario CPI” refers to the Ontario Consumer Price Index;

APPENDIX C

“OPA” refers to the Ontario Power Authority. According to the OPA’s 2012 Annual Report, the OPA provides a variety of services to Ontario’s electricity sector, including coordinating province-wide conservation efforts, planning the electricity system for the long term, and contracting for clean energy resources;

“PG&E” refers to Pacific Gas & Electric Co. PG&E is one of the largest combination natural gas and electric utilities in the U.S. and provides natural gas and energy service to approximately 15.0 million people throughout a 70,000-square-mile service area in northern and central California;

“PPA” refers to a power purchase agreement through which a project contracts to sell energy to a customer;

“PSCo” refers to the Public Service Company of Colorado. According to recent SEC filings by PSCo, PSCo is an electric utility engaged primarily in the generation, purchase, transmission, distribution and sale of energy in Colorado that provides service to approximately 1.4 million customers;

“PSO” refers to the Public Service Company of Oklahoma. According to recent SEC filings by PSO, PSO is engaged in the generation, transmission and distribution of energy to approximately 540,000 retail customers in eastern and southwestern Oklahoma;

“PTCs” refer to production tax credits;

“PUHCA 2005” refers to the U.S. Public Utility Holding Company Act of 2005;

“REA” refers to Renewable Energy Approval, which is issued by the Ontario Ministry of the Environment under Section 47.3 of the Environmental Protection Act (Ontario);

“RESOP Contract” refers to an agreement between the owner of an electricity generation project located in the Province of Ontario and the OPA awarded under the RESOP Program;

“RESOP Program” refers to the Province of Ontario’s Renewable Energy Standard Offer Program, which paid a fixed price to generators for power supplied and has since been replaced by the FIT Program;

“RPS” refers to renewable portfolio standards mandated by state law that require a regulated retail electric utility to procure a specified percentage of its total electricity delivered to retail customers in the state from eligible renewable energy resources, such as solar or wind projects, by a specified date;

“Salt River” refers to the Salt River Project Agricultural Improvement and Power District, which serves central Arizona;

“SCE” refers to the Southern California Edison Company;

“TEP” refers to the Tucson Electric Power Company;

“U.S. CPI” refers to the U.S. Consumer Price Index;

“USFWS” refers to the U.S. Fish and Wildlife Service; and

“U.S. Treasury” refers to the U.S. Department of the Treasury.

Common Units

Representing Limited Partner Interests

PRELIMINARY    PROSPECTUS

            , 2014

Joint Book-Running Managers
BofA Merrill Lynch	Goldman, Sachs & Co.

Through and including             , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and the structuring fee) expected to be incurred by the registrant and paid by NEER in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*
Total	$

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

NextEra Energy Partners, LP

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. The section of the prospectus entitled “Certain Relationships and Related Party Transactions Management Services Agreement—Services Rendered—Indemnification and Limitation on Liability” discloses that we will generally indemnify our general partner’s officers, directors and affiliates to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by reference.

The underwriting agreement to be entered into in connection with the sale of the securities offered under this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of NEE Partners and our general partner, their officers and directors, and any person who controls our general partner, including indemnification for liabilities under the Securities Act.

NextEra Energy Partners GP, Inc.

Section 102(b)(7) of the Delaware General Corporate Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our general partner’s certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our general partner’s bylaws will provide that it must indemnify its directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

Our general partner intends to enter into indemnification agreements with its directors under which it will agree to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was a director of our general partner and to advance expenses as incurred by or on behalf of such person in connection therewith.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our second amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Our general partner expects to maintain standard policies of insurance that provide coverage to: (i) our general partner’s directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act; and (ii) us with respect to indemnification payments that we may make to such directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

On March 6, 2014, in connection with our formation, we issued to NextEra Energy Partners GP, Inc. a 100.0% general partner interest in us in exchange for $10,000.00 and to NextEra Energy Equity Partners, LP a 100.0% limited partner interest in us in exchange for $100.00. These transactions were exempt from registration under Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

The exhibit index attached hereto is incorporated herein by reference.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) pursuant to the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Juno Beach, State of Florida, on             , 2014.

NextEra Energy Partners, LP
By:	NextEra Energy Partners GP, Inc., its general partner

By:
Name:
Title:

Each person whose signature appears below constitutes and appoints Charles E. Sieving his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, severally, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all successor registration statements relating to the same offering as this Registration Statement, including any filings pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

James L. Robo	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	, 2014

	Chief Financial Officer and Director (Principal Financial Officer)	, 2014
Moray P. Dewhurst

Armando Pimentel, Jr.	President and Director	, 2014

Charles E. Sieving	General Counsel and Director	, 2014

Chris N. Froggatt	Controller and Chief Accounting Officer (Principal Accounting Officer)	, 2014

EXHIBIT INDEX

Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Certificate of Limited Partnership of NEE Partners.

3.2*	Form of Amended and Restated Agreement of Limited Partnership of NEE Partners.

3.3*	Form of Certificate of Limited Partnership of NEE Operating LP.

3.4*	Form of Amended and Restated Agreement of Limited Partnership of NEE Operating LP.

3.5*	Form of Certificate of Incorporation of our general partner.

3.6*	Form of Bylaws of our general partner.

4.1*	Form of Certificate representing a common unit of NEE Partners.

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to the legality of the common units registered.

10.1*	Form of Management Services Agreement by and among NEE Partners, NEE Operating LP and NEER.

10.2*	Form of Omnibus Agreement by and among NEE Operating LP, NextEra, NEE Partners, NEE Operating LP, NEER and NEE Equity.

10.3*	Form of Purchase Agreement by and between NEE Operating LP and NEE Equity.

10.4*	Form of Equity Purchase Agreement by and between NEE Operating LP and NEE Partners.

10.5*	Form of Exchange Agreement by and among NEE Partners, NextEra, NEE Equity and NEE Operating LP.

10.6*	Form of Registration Rights Agreement by and between NEE Partners and NextEra.

10.7*	Form of Indemnification Agreement.

10.8*	Revolving Credit Facility by and among NEE Operating LP and the lenders party thereto.

10.9*	Form of NEE Partners 2014 Equity Incentive Plan.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP, independent public registered accounting firm, with respect to the audited financial information of NEE Partners.

23.3	Consent of Deloitte & Touche LLP, independent public registered accounting firm, with respect to the audited financial information of our accounting predecessor.

24.1*	Powers of Attorney (included on the signature page of the registration statement).

*	To be filed by amendment.